     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 28, 1994



                                                       REGISTRATION NO. 33-52383

________________________________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1

                                      TO

                                    FORM S-2

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                            ------------------------

                        CONTAINER CORPORATION OF AMERICA
           (EXACT NAME OF CO-REGISTRANT AS SPECIFIED IN ITS CHARTER)

                            ------------------------

                             DELAWARE                                                          36-2659288
                 (STATE OR OTHER JURISDICTION OF                                            (I.R.S. EMPLOYER
                  INCORPORATION OR ORGANIZATION)                                         IDENTIFICATION NUMBER)
                     JEFFERSON SMURFIT CENTRE                                                JOHN R. FUNKE
                       8182 MARYLAND AVENUE                                    VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                    ST. LOUIS, MISSOURI 63105                                             8182 MARYLAND AVENUE
                          (314) 746-1100                                               ST. LOUIS, MISSOURI 63105
(ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA                           (314) 746-1100
      CODE, OF CO-REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)            (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                                                                               INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                            ------------------------

                         JEFFERSON SMURFIT CORPORATION
              (TO BE RENAMED JEFFERSON SMURFIT CORPORATION (U.S.))
           (EXACT NAME OF CO-REGISTRANT AS SPECIFIED IN ITS CHARTER)

                            ------------------------

                             DELAWARE                                                          36-2931273
                 (STATE OR OTHER JURISDICTION OF                                            (I.R.S. EMPLOYER
                  INCORPORATION OR ORGANIZATION)                                         IDENTIFICATION NUMBER)
                     JEFFERSON SMURFIT CENTRE                                                JOHN R. FUNKE
                       8182 MARYLAND AVENUE                                    VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                    ST. LOUIS, MISSOURI 63105                                             8182 MARYLAND AVENUE
                          (314) 746-1100                                               ST. LOUIS, MISSOURI 63105
(ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA                           (314) 746-1100
      CODE, OF CO-REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)            (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                                                                               INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                            ------------------------

                                   COPIES TO:

                        LOU R. KLING, ESQ.                                                FRED H. COHEN, ESQ.
               SKADDEN, ARPS, SLATE, MEAGHER & FLOM                                       SHEARMAN & STERLING
                         919 THIRD AVENUE                                                 599 LEXINGTON AVENUE
                     NEW YORK, NEW YORK 10022                                           NEW YORK, NEW YORK 10022
                          (212) 735-3000                                                     (212) 848-4000

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933 check the following box. [x]


     If either of the co-registrants elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to
Item 11(a)(1) of this Form, check the following box. [ ]

                            ------------------------

     THE CO-REGISTRANTS HEREBY AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE CO-REGISTRANTS SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

________________________________________________________________________________

                                EXPLANATORY NOTE


     This Registration Statement contains a Prospectus relating to the offering by Container Corporation of America (the 'Debt Offerings') of its % Series
A  Senior  Notes due  2004  and its          % Series  B  Senior Notes  due 2002
(collectively, the 'Senior Notes'), guaranteed on a senior basis by Jefferson Smurfit Corporation, together with separate Prospectus pages relating to certain market-making transactions in the Senior Notes. The complete Prospectus for the Debt Offerings follows immediately after this Explanatory Note. Following such Prospectus are certain pages of the Prospectus relating to the market-making transactions (each labeled 'Alternate'), which include an alternate cover page, alternate pages 2 and 3, a new paragraph captioned 'Trading Market for the Senior Notes' to be inserted in the section captioned 'Risk Factors', in lieu of the paragraph captioned 'Absence of Public Market', a section entitled
'Market-Making Activities of MS&Co.' to be inserted in lieu of the 'The Underwriter' section and an alternate 'Legal Matters' section. All other sections of the Prospectus for the initial sale of the Senior Notes other than the section entitled 'Use of Proceeds' (including in the Summary) are to be used in the Prospectus relating to the market-making transactions.


     Prior to the date on which this Registration Statement is declared effective by the Securities and Exchange Commission, one of the Co-Registrants, Jefferson Smurfit Corporation, intends to change its name to 'Jefferson Smurfit Corporation (U.S.)' and its parent, SIBV/MS Holdings, Inc., intends to change its name to 'Jefferson Smurfit Corporation'. All references in the Prospectus to the 'Company' refer to the corporation currently named Jefferson Smurfit Corporation and, when the context requires, its consolidated subsidiaries, including CCA; all references in the Prospectus to 'Holdings' refer to the corporation currently named SIBV/MS Holdings, Inc.

                        CONTAINER CORPORATION OF AMERICA
                      JEFFERSON SMURFIT CORPORATION (U.S.)
                             CROSS REFERENCE SHEET
                   PURSUANT TO ITEM 501(b) OF REGULATION S-K


                        FORM S-2 PART I ITEM                                 PROSPECTUS LOCATION OR CAPTION
- ---------------------------------------------------------------------  ------------------------------------------
  1.  Forepart of the Registration Statement and Outside Front Cover
        Page of Prospectus...........................................  Outside Front Cover Page
  2.  Inside Front and Outside Back Cover Pages of Prospectus........  Inside Front Cover Page; Additional
                                                                         Information
  3.  Summary Information, Risk Factors and Ratio of Earnings to
        Fixed Charges................................................  Prospectus Summary; Risk Factors; Selected
                                                                         Historical Financial Data; Pro Forma
                                                                         Financial Data
  4.  Use of Proceeds................................................  Recapitalization Plan; Use of Proceeds
  5.  Determination of Offering Price................................  *
  6.  Dilution.......................................................  *
  7.  Selling Security Holders.......................................  *
  8.  Plan of Distribution...........................................  Cover Page; The Underwriter
  9.  Description of Securities to be Registered.....................  Prospectus Summary; Description of the
                                                                         Senior Notes
 10.  Interests of Named Experts and Counsel.........................  Legal Matters; Experts
 11.  Information with Respect to the Co-Registrants.................  Outside Front Cover Page; Prospectus
                                                                         Summary; Risk Factors; Recapitalization
                                                                         Plan; Use of Proceeds; Capitalization;
                                                                         Selected Historical Financial Data; Pro
                                                                         Forma Financial Data; Management's
                                                                         Discussion and Analysis of Results of
                                                                         Operations and Financial Condition;
                                                                         Business; Management; Security Ownership
                                                                         of Certain Beneficial Owners; Certain
                                                                         Transactions; Description of Certain
                                                                         Indebtedness; Description of the Senior
                                                                         Notes; Index to Financial Statements
 12.  Incorporation of Certain Information by Reference..............  Incorporation of Certain Documents by
                                                                         Reference; Additional Information
 13.  Disclosure of Commission Position on Indemnification for
        Securities Act Liabilities...................................  *


- ------------

*  Not applicable.

PROSPECTUS (SUBJECT TO COMPLETION)
ISSUED MARCH 28, 1994


                                  $400,000,000
                                     [LOGO]
                        CONTAINER CORPORATION OF AMERICA



                $300,000,000    % SERIES A SENIOR NOTES DUE 2004
                $100,000,000    % SERIES B SENIOR NOTES DUE 2002


- ----------------------------------------------------------
  UNCONDITIONALLY  GUARANTEED  ON  A  SENIOR  BASIS  BY
          JEFFERSON SMURFIT CORPORATION (U.S.)

- ----------------------------------------------------------
          INTEREST ON THE SERIES A SENIOR NOTES PAYABLE         AND
          INTEREST ON THE SERIES B SENIOR NOTES PAYABLE         AND



- ----------------------------------------------------------
THE SERIES A SENIOR NOTES WILL BE REDEEMABLE  AT THE OPTION OF CCA, IN WHOLE  OR
IN  PART, AT  ANY TIME  ON OR  AFTER    ,  1999, INITIALLY  AT    %  OF THEIR
   PRINCIPAL AMOUNT,  PLUS  ACCRUED  INTEREST, DECLINING  TO  100%  OF  THEIR
   PRINCIPAL  AMOUNT, PLUS ACCRUED INTEREST,  ON OR AFTER    . IN ADDITION,
     CCA MAY REDEEM, AT ANY TIME PRIOR TO             , 1997, UP TO  $100
       MILLION  AGGREGATE PRINCIPAL AMOUNT OF  THE SERIES A SENIOR NOTES,
       AT A REDEMPTION PRICE OF     %  OF THEIR PRINCIPAL AMOUNT,  PLUS
         ACCRUED  INTEREST,  WITH  THE  NET  CASH  PROCEEDS  FROM  AN
           ISSUANCE OF CAPITAL STOCK OF CCA  OR JSC OR ANY PARENT  OF
           CCA TO THE EXTENT THAT SUCH PROCEEDS ARE CONTRIBUTED TO
              CCA.   THE  SERIES  B  SENIOR   NOTES  WILL  NOT  BE
                  REDEEMABLE      PRIOR    TO       MATURITY.


- ----------------------------------------------------------
THE SERIES A SENIOR NOTES AND THE SERIES B SENIOR NOTES WILL BE SENIOR UNSECURED OBLIGATIONS OF CCA AND THE GUARANTEES OF THE SERIES A SENIOR NOTES AND THE
       SERIES B SENIOR NOTES WILL BE SENIOR UNSECURED OBLIGATIONS OF JSC.

- ----------------------------------------------------------
          SEE 'RISK FACTORS' FOR INFORMATION THAT SHOULD BE CONSIDERED
                           BY PROSPECTIVE INVESTORS.

- ----------------------------------------------------------
THESE SECURITIES HAVE  NOT BEEN APPROVED  OR DISAPPROVED BY  THE SECURITIES  AND
   EXCHANGE  COMMISSION,  OR  ANY  STATE SECURITIES  COMMISSION  NOR  HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES  COMMISSION
       PASSED  UPON  THE ACCURACY  OR  ADEQUACY OF  THIS  PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- ----------------------------------------------------------
          SERIES A SENIOR NOTES  --  PRICE     % AND ACCRUED INTEREST
          SERIES B SENIOR NOTES  --  PRICE     % AND ACCRUED INTEREST

- ----------------------------------------------------------

                                                                         UNDERWRITING
                                                     PRICE TO           DISCOUNTS AND          PROCEEDS TO
                                                    PUBLIC(1)           COMMISSIONS(2)        COMPANY(1)(3)
                                               --------------------  --------------------  --------------------
Per Series A Senior Note.....................                     %                     %                     %
     Total...................................    $                     $                     $
Per Series B Senior Note.....................                     %                     %                     %
     Total...................................    $                     $                     $

- ------------

  (1) Plus accrued interest from     , 1994.

  (2) CCA has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933.

  (3) Before deducting expenses payable by CCA estimated at $           .



- ----------------------------------------------------------
     The Series A Senior Notes and the Series B Senior Notes are offered, subject to prior sale, when, as and if accepted by the Underwriter and subject to approval of certain legal matters by Shearman & Sterling, counsel for the Underwriter. It is expected that delivery of the Series A Senior Notes and the Series B Senior Notes will be made on or about April , 1994, at the office of Morgan Stanley & Co. Incorporated, New York, New York, against payment therefor in New York funds.
- ----------------------------------------------------------
                                MORGAN STANLEY & CO.
                                     INCORPORATED



April   , 1994


INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

     NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY THE UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SECURITIES OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                             ADDITIONAL INFORMATION

     Container Corporation of America ('CCA') and Jefferson Smurfit Corporation (U.S.) ('JSC') have filed with the Securities and Exchange Commission (the 'Commission') a Registration Statement (which term shall encompass any amendment thereto) on Form S-2 under the Securities Act of 1933 (the 'Securities Act'), with respect to the Series A Senior Notes and the Series B Senior Notes and JSC's guarantees thereof. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, to which reference is hereby made. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

     JSC is subject to the informational requirements of the Securities Exchange Act of 1934 (the 'Exchange Act'), and in accordance therewith is required to file reports and other information with the Commission. The Registration Statement and the exhibits thereto filed by CCA and JSC with the Commission, as well as such reports and other information filed by JSC with the Commission, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and should also be available for inspection and copying at the regional offices of the Commission located in the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such reports and other information may also be inspected at the offices of the Pacific Stock Exchange, 301 Pine Street, Suite 1104, San Francisco, California 94104, until consummation of the Subordinated Debt Refinancing (as defined below).

     The respective indentures pursuant to which the Series A Senior Notes and Series B Senior Notes will be issued require JSC to file with the Commission annual reports containing consolidated financial statements and the related report of independent public accountants and quarterly reports containing unaudited condensed consolidated financial statements for the first three quarters of each fiscal year for so long as any Series A Senior Notes or Series B Senior Notes, as the case may be, are outstanding.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents which have been filed with the Commission by JSC are hereby incorporated by reference in this Prospectus:

          (1) JSC's Annual Report on Form 10-K for the fiscal year ended December 31, 1992, filed with the Commission on March 30, 1993; and JSC's Amendment to Annual Report on Form 8, filed with the Commission on April 28, 1993;

          (2) JSC's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1993, June 30, 1993 and September 30, 1993 filed with the Commission on May 5, 1993, August 12, 1993 and November 15, 1993, respectively;


          (3) JSC's Current Reports on Form 8-K, filed with the Commission on February 25, 1993, October 14, 1993 and March 3, 1994; and

          (4) All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 1992.

     Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     Copies of all documents which are incorporated herein by reference (not including the exhibits to such information, unless such exhibits are specifically incorporated by reference in such information) will be provided without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request. Copies of this Prospectus, as amended or supplemented from time to time, and any other documents (or parts of documents) that constitute part of the Prospectus under
Section 10(a) of the Securities Act will also be provided without charge to each such person, upon written or oral request. Requests should be directed to JSC,
Attention: Patrick J. Moore, 8182 Maryland Avenue, St. Louis, Missouri 63105; telephone (314) 746-1100.

     No action has been or will be taken in any jurisdiction by CCA, JSC or the Underwriter that would permit a public offering of the Series A Senior Notes and the Series B Senior Notes or possession or distribution of this Prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons into whose possession this Prospectus comes are required by CCA, JSC and the Underwriter to inform themselves about and to observe any restrictions as to the offering of the Series A Senior Notes and the Series B Senior Notes and the distribution of this Prospectus.

     In this Prospectus, references to 'dollar' and '$' are to United States dollars, and the terms 'United States' and 'U.S.' mean the United States of America, its states, its territories, its possessions and all areas subject to its jurisdiction. All tons referenced are short tons.

- ----------------------------------------------------------
                               TABLE OF CONTENTS

                                                  PAGE
                                                  ----
Additional Information.........................     2
Incorporation of Certain Documents by
  Reference....................................     2
Prospectus Summary.............................     5
Risk Factors...................................    13
Recapitalization Plan..........................    20
Use of Proceeds................................    25
Capitalization.................................    26
Selected Historical Financial Data.............    27
Pro Forma Financial Data.......................    28
Management's Discussion and Analysis of Results
  of Operations and Financial Condition........    33

                                                  PAGE
                                                  ----
Business.......................................    40
Management.....................................    57
Security Ownership of Certain Beneficial
  Owners.......................................    66
Certain Transactions...........................    68
Description of Certain Indebtedness............    73
Description of the Senior Notes................    81
The Underwriter................................   109
Legal Matters..................................   110
Experts........................................   110
Index to Financial Statements..................   F-1


                            ------------------------
     The principal executive offices of the Company are located at 8182 Maryland Avenue, St. Louis, Missouri 63105, and the Company's telephone number is (314) 746-1100. The Company was incorporated in Delaware in 1989.

- ----------------------------------------------------------
     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVERALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SERIES A SENIOR NOTES AND SERIES B SENIOR NOTES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                               PROSPECTUS SUMMARY

     The following information is qualified in its entirety by the more detailed information and the financial statements and notes thereto that appear elsewhere in this Prospectus. The Series A Senior Notes and the Series B Senior Notes (collectively, the 'Senior Notes') are obligations of CCA, unconditionally guaranteed on a senior basis by JSC. Unless otherwise indicated, (i) all references in this Prospectus to per share amounts and numbers and percentages of shares outstanding reflect the Reclassification (as defined below) which will occur immediately prior to the consummation of the Debt Offerings (as defined below) and assume that there is no exercise of the overallotment option granted in connection with the Equity Offerings (as defined below), (ii) references to the 'Company' refer to JSC and its consolidated subsidiaries, including CCA and
(iii) references to 'Holdings' refer to Jefferson Smurfit Corporation, the parent of JSC. Capitalized terms not defined in this Summary are defined elsewhere in this Prospectus.

                                  THE COMPANY


     The  Company  believes  it is  one  of  the nation's  largest  producers of paperboard and packaging products and is the largest producer of recycled paperboard and recycled packaging products. The Company's system of 16 paperboard mills produces virgin and recycled containerboard, solid bleached sulfate ('SBS') and recycled boxboard, and recycled cylinderboard, which are sold to the Company's own converting operations or to third parties. The Company's converting operations consist of 52 corrugated container plants, 18 folding carton plants, and 16 industrial packaging plants located across the country, with three plants located outside the U.S. In 1993, the Company's container plants converted an amount of containerboard equal to approximately 105.5% of the amount the Company produced, its folding carton plants converted an amount of SBS, recycled boxboard and coated natural kraft equal to approximately  65.4%  of the  amount the  Company  produced, and  its industrial packaging  plants  converted  an  amount  of  recycled  cylinderboard  equal  to approximately 59.7% of the amount the Company produced. The Company's Paperboard/Packaging Products segment contributed 91.6% of the Company's net sales in 1993. The Company's paperboard operations are supported by its reclamation division and by its timber operations which manage approximately one million acres of owned or leased timberland located in close proximity to its virgin fibre mills.



     In addition, the Company believes it is one of the nation's largest producers of recycled newsprint. The Company's Newsprint Segment includes two newsprint mills in Oregon and two facilities that produce Cladwood'r', a construction material produced from newsprint and wood by-products.



     The predecessor to the Company was founded in 1974 when Jefferson Smurfit Group plc ('JS Group'), a worldwide leader in the packaging products industry, commenced operations in the United States by acquiring 40% of a small paperboard and packaging products company. The remaining 60% of that company was acquired in 1977, and in 1978 net sales were $42.9 million. The Company implemented a strategy to build a fully integrated, broadly based, national packaging business, primarily through acquisitions, including Alton Box Board Company in 1979, the paperboard and packaging divisions of Diamond International Corporation in 1982, 80% of Smurfit Newsprint Corporation ('SNC') in 1986, and 50% of CCA in 1986. The Company financed its acquisitions by using leverage, and in several cases, utilized joint venture financing whereby the Company eventually obtained control of the acquired company. While no major acquisition has been made since 1986, the Company has made 18 smaller acquisitions and started up five new facilities which had combined sales in 1993 of $280.3 million. JSC was formed in 1983 to consolidate the operations of the Company, and today the Company ranks among the industry leaders in its two business segments, Paperboard/Packaging Products and Newsprint. In 1993, the Company had net sales of $2.9 billion, achieving a compound annual sales growth rate of 32.6% for the period since 1978 (although net sales decreased 1.7% from 1992 levels due primarily to lower prices and changes in product mix).


     The principal components of the Company's business strategy include the following:


           Maintain Focus on Recycled Products. The Company believes that it is the largest processor of wastepaper, the largest producer of coated recycled paperboard, the largest producer of recycled medium and one of the largest producers of recycled newsprint in the United States. The Company has historically utilized a significant amount of recycled fibre in its products and has maintained a strategy to allow it to supply all of the Company's recycled fibre needs for its paper producing operations.



           Focus on Cost Reduction. The Company is implementing a company-wide cost reduction program designed to improve the cost competitiveness of all the Company's operating facilities and staff functions. Additionally, in 1993 the Company began a restructuring program to improve the Company's long-term competitive position by, among other things, realigning and consolidating various manufacturing operations over the next two to three years. In September 1993, the Company recorded pre-tax charges of $96 million to implement its restructuring program.



           Continue to Pursue Vertical Integration. The Company's integration reduces the volatility of pricing for the Company's containerboard products, allows the Company to run its mills at higher operating rates during industry downturns and protects the Company from potential regional supply and demand imbalances for recycled fibre grades.



           Continue Growth in Core Businesses. The Company intends to continue its strategy of building its core Paperboard/Packaging Products segment primarily by pursuing acquisitions and through capital improvement programs.



           Maintain Leading Market Positions. The Company's prominence in the United States packaging industry provides the Company certain advantages in marketing its products, including excellent customer visibility and recognition as a quality producer, which has enabled the Company to enter into strategic alliances with select large national account customers. The Company's broad range of packaging products provides a single source option to supply all of a customer's packaging needs.



           Improve Financial Profile. The Recapitalization Plan (as defined below) will improve the Company's operating and financial flexibility by reducing the level and overall cost of its debt, extending maturities of indebtedness, increasing stockholders' equity and increasing its access to capital markets.



     All of the outstanding shares of capital stock of JSC are owned by Holdings. Prior to the consummation of the Debt Offerings and the substantially concurrent Equity Offerings, 50% of the common stock of Holdings was owned by direct and indirect subsidiaries of Smurfit International B.V. ('SIBV'), an indirect wholly-owned subsidiary of JS Group, a public corporation organized under the laws of the Republic of Ireland, 39.7% was beneficially owned by The Morgan Stanley Leveraged Equity Fund II, L.P., a Delaware limited partnership investment fund formed to make investments in industrial and other companies ('MSLEF II'), and the other MSLEF II Associated Entities (as defined below), and 10.3% was beneficially owned by certain other investors. MSLEF II is an affiliate of Morgan Stanley & Co. Incorporated ('MS&Co.'), the Underwriter.



     After the consummation of the Recapitalization Plan, SIBV will beneficially own approximately 44.4%, MSLEF II and the other MSLEF II Associated Entities will beneficially own in the aggregate approximately 30.8%, and all other stockholders (including public stockholders) will beneficially own approximately 24.8% of the outstanding shares of common stock of Holdings (after giving effect to the Reclassification, the 'Holdings Common Stock'). See 'Security Ownership of Certain Beneficial Owners' and 'Certain Transactions'.

     The following chart illustrates the corporate structure of Holdings, JSC and CCA, and the indebtedness of such corporations following the consummation of the Recapitalization Plan.



     [GRAPHIC REPRESENTATION of the corporate structure and principal assets and
indebtedness   of  Jefferson  Smurfit  Corporation*  ('Holdings'),  Jefferson
Smurfit Corporation (U.S.) * ('JSC' and, including its subsidiaries, the 'Company') and Container Corporation of America ('CCA'), illustrating that: (i) the principal assets of Holdings include 100% of the stock of JSC, (ii) the principal assets of JSC include 100% of the stock of CCA, 80% of the stock of Smurfit Newsprint Corporation, paper mills, converting facilities and other operating assets, (iii) the principal assets of CCA include paper mills, converting facilities, timberland and other operating assets, (iv) JSC's indebtedness consists of Senior Obligations** (New Revolving Credit Facility, Guarantees of CCA debt under New Revolving Credit Facility, Initial Term Loan, Delayed Term Loan***, 1993 Notes and Senior Notes), other indebtedness **** and Subordinated Obligations (None***) and (v) CCA's indebtedness consists of Senior Obligations** (New Revolving Credit Facility, Initial Term Loan, Delayed Term Loan***, Guarantee of JSC debt under New Revolving Credit Facility, 1993 Notes and Senior Notes), other indebtedness and Subordinated Obligations (None***).
The  asterisks  relate   to  the  four   footnotes    following  the  graphic
representation.]



- ------------


   * Prior to the consummation of the Offerings, Holdings had been named 'SIBV/MS Holdings, Inc.' and JSC had been named 'Jefferson Smurfit Corporation'.



  ** Includes those obligations (other than intercompany indebtedness) that are senior with respect to all subordinated obligations listed and rank equally with each other senior obligation listed (except that certain of such obligations, but not all, are secured).



 *** Prior to the consummation of the Subordinated Debt Refinancing (as defined below), CCA will have outstanding, and JSC will guarantee on a subordinated basis, subordinated obligations consisting of the Senior Subordinated Notes, the Subordinated Debentures and the Junior Accrual Debentures (each as defined below). On approximately December 1, 1994, the Company intends to use available proceeds of the Debt Offerings (as defined below), remaining borrowings under the Delayed Term Loan (as defined below) and, to the extent required, borrowings under the New Revolving Credit Facility (as defined below) or available cash to refinance such subordinated debt as contemplated by the Subordinated Debt Refinancing.

**** A limited-purpose subsidiary of the Company has certain borrowings pursuant to the Company's accounts receivable securitization program. See 'Description of Certain Indebtedness -- Securitization' and 'Management's Discussion and Analysis of Results of Operations and Financial Condition -- Liquidity and Capital Resources'.

                             RECAPITALIZATION PLAN


     Holdings and the Company are implementing a recapitalization plan (the 'Recapitalization Plan') to repay or refinance a substantial portion of their indebtedness in order to improve operating and financial flexibility by reducing the level and overall cost of their debt, extending maturities of indebtedness, increasing stockholders' equity and increasing their access to capital markets. For the year ended December 31, 1993, the Recapitalization Plan would, on a pro forma basis, have resulted in $71.2 million of aggregate savings in interest expense, of which $57.2 million represents cash interest expense savings (in each case on a pre-tax basis). See 'Pro Forma Financial Data'.


     The Recapitalization Plan includes the following primary components:



          (i) (a) The offering by CCA pursuant to this Prospectus of $300 million aggregate principal amount of % Series A Senior Notes
              due 2004 and $100  million aggregate principal  amount of        %
              Series B Senior Notes due 2002 (the 'Debt Offerings');



                   (b) The offering by Holdings of 17,250,000 shares of Holdings
              Common Stock through an offering within the United States and Canada and an offering outside the United States and Canada (the 'Equity Offerings'). The Equity Offerings and the Debt Offerings are collectively referred to herein as the 'Offerings';



                   (c) The purchase  by SIBV (or a corporate affiliate of  SIBV)
              of shares of Holdings Common Stock for an aggregate purchase price of $100 million (the 'SIBV Investment');



                    (d) The entering into of a new credit agreement by CCA and JSC (the 'New Credit Agreement') consisting of a $450 million revolving credit facility (the 'New Revolving Credit Facility'), a $300 million term loan (the 'Initial Term Loan') and a $900 million delayed term loan (the 'Delayed Term Loan' and, together with the Initial Term Loan, the 'New Term Loans').



          (ii) The application of the net proceeds of the Equity Offerings and the SIBV Investment and a portion of the net proceeds of the Debt
     Offerings, together with borrowings under the New Credit Agreement, to refinance (the 'Bank Debt Refinancing') all of the Company's indebtedness outstanding under (a) the Second Amended and Restated Credit Agreement, dated as of November 9, 1989, among Holdings, JSC, CCA, the lenders which are parties thereto, Bankers Trust Company as agent and Chemical Bank and Bank of America National Trust and Savings Association as co-agents (the '1989 Credit Agreement'); (b) the Amended and Restated Note Purchase Agreement, dated as of December 14, 1989, among Holdings, JSC, CCA and the purchasers of the senior secured notes (the 'Secured Notes') issued thereunder (the 'Secured Note Purchase Agreement'), and (c) the Loan and Note Purchase Agreement, dated as of August 26, 1992, among Holdings, JSC, CCA, the lenders which are parties thereto, Chemical Bank as agent and the managing agents and collateral trustee which are parties thereto (the '1992 Credit Agreement' and, together with the 1989 Credit Agreement, the 'Old Bank Facilities').



          (iii) The application, on approximately December 1, 1994, of borrowings, including borrowings under the New Credit Agreement, to redeem CCA's (a) 13 1/2% Senior Subordinated Notes due 1999 (the 'Senior Subordinated Notes'), (b) 14% Subordinated Debentures due 2001 (the 'Subordinated Debentures') and (c) 15 1/2% Junior Subordinated Accrual Debentures due 2004 (the 'Junior Accrual Debentures' and, together with the Senior Subordinated Notes and the Subordinated Debentures, the 'Subordinated Debt'). Such redemption, including the payment of accrued and unpaid interest on the Junior Accrual Debentures as of December 1, 1994, is herein referred to as the 'Subordinated Debt Refinancing'. The earliest date the Subordinated Debt may be redeemed is December 1, 1994. Borrowings under the Delayed Term Loan will be subject to the satisfaction of certain limited conditions.

SOURCES AND USES


     The following table sets forth the anticipated sources and uses of funds to be used to effect the Recapitalization Plan:



                                                                                              ($ MILLIONS)
                                                                                              ------------
Sources of Funds
     The Debt Offerings(a).................................................................      $  400
     The Equity Offerings(a)...............................................................         300
     SIBV Investment.......................................................................         100
     New Revolving Credit Facility(b)......................................................          33
     New Term Loans........................................................................       1,200
                                                                                              ------------
          Total............................................................................      $2,033
                                                                                              ------------
                                                                                              ------------
Uses of Funds
     Prepayment of debt under Old Bank Facilities..........................................      $  810
     Prepayment of Secured Notes...........................................................         271
     Redemption of Subordinated Debt(c)....................................................         844
     Fees and expenses(d)..................................................................         108
                                                                                              ------------
          Total............................................................................      $2,033
                                                                                              ------------
                                                                                              ------------


- ------------

 (a) Assuming an initial public offering price of $17.50 per share of Holdings Common Stock (which is equal to the midpoint of the range of the anticipated high and low per share public offering prices set forth on the cover of the Prospectus relating to the Equity Offerings) and without deducting estimated underwriting discounts and commissions and expenses. To the extent proceeds of the Debt Offerings are used to fund a portion of the Company's 1994 capital expenditures, the Company will use available cash or borrow under the New Revolving Credit Facility (or, to the extent proceeds are available, under the Delayed Term Loan) to pay interest due on the Junior Accrual Debentures as of December 1, 1994. See 'Use of Proceeds'.


 (b) The amount shown is net of available cash. The maximum amount available under such facility will be $450 million, with up to $150 million of such amount being available for letters of credit. It is anticipated that immediately following the Offerings, borrowings of $65 million and letters of credit of approximately $90 million will be outstanding under such facility. See also footnotes (a) and (c)


 (c) Represents the outstanding principal amount and redemption premiums required to be paid on the Senior Subordinated Notes and the Subordinated Debentures, and the estimated accreted value, including accrued and unpaid interest, of the Junior Accrual Debentures as of December 1, 1994. The Company expects that accrued and unpaid interest at June 1 and December 1, 1994 on the Senior Subordinated Notes and the Subordinated Debentures will be paid through internal cash flow or with additional borrowings under the New Revolving Credit Facility.


 (d) Expenses include estimated fees and expenses relating to the Bank Debt Refinancing, estimated commissions and underwriting discounts relating to the Debt Offerings and the Equity Offerings, respectively, and reimbursement of certain fees and expenses of SIBV incurred in connection with the Recapitalization Plan. See 'Certain Transactions -- Other Transactions'. There are no underwriting discounts or commissions on the sale of Holdings Common Stock pursuant to the SIBV Investment.


     The aggregate amount of funds necessary immediately following the Offerings to consummate the Recapitalization Plan (excluding the Subordinated Debt
Refinancing) is approximately $1,189 million. The sources of funds for such amount are set forth in the above table. Prior to consummation of the Offerings, however, the Company may determine to change the size of the various components of the Recapitalization Plan and, accordingly, among other things may change the size of the Debt Offerings and/or the Equity Offerings which could, in turn, affect the size of the Initial Term Loan and/or the Delayed Term Loan.



     In order to consummate the Recapitalization Plan, the Company must obtain certain consents and waivers, consisting, among others, of the consent of (i) the holders of a majority in aggregate principal amount of CCA's 9 3/4% Senior Notes due 2003 (the '1993 Notes') outstanding, (ii) 60% of the holders of the outstanding aggregate principal amount of Secured Notes and (iii) certain parties under JSC's and CCA's trade receivables securitization (the 'Securitization') (collectively, the 'Consents and Waivers'). The Company expects that, prior to entering into the Underwriting Agreement (as defined below), it shall have obtained the Consents and Waivers. For more information concerning the Consents and Waivers, see 'Recapitalization Plan -- Consents and Waivers'.


     All of the transactions contemplated by the Recapitalization Plan (other than the Subordinated Debt Refinancing) are expected to occur substantially contemporaneously. Consummation of the Debt Offerings is conditioned on the substantially concurrent consummation of the other components of the Recapitalization Plan (other than the Subordinated Debt Refinancing), including, among other things, consummation of (i) the Equity Offerings, (ii) the SIBV Investment and (iii) the Bank Debt Refinan-cing. In addition, consummation of the Debt Offerings is conditioned on the Company obtaining the Consents and Waivers.

     For   more   information   concerning   the   Recapitalization   Plan,  see
'Recapitalization Plan'.

                                 THE OFFERINGS


Issuer....................................  Container Corporation of America.
Securities Offered........................  $300,000,000 aggregate principal amount of   % Series A Senior  Notes
                                            due  2004 (the  'Series A  Senior Notes')  and $100,000,000 aggregate
                                            principal amount of   % Series B Senior Notes due 2002 (the 'Series B
                                            Senior Notes', and collectively with  the Series A Senior Notes,  the
                                            'Senior Notes').
Interest Payment Dates....................  and                , commencing                , 1994.
Maturity..................................  ,  2004 for the Series A Senior Notes and                  , 2002 for
                                            the Series B Senior Notes.
Redemption................................  The Series A Senior Notes  may be redeemed at  the option of CCA,  in
                                            whole  or in part, at any  time on or after                   , 1999,
                                            initially at   % of their principal amount at maturity and  declining
                                            to   100%  of  such   principal  amount  at   maturity  on  or  after
                                                           , in each case plus accrued interest. In addition,  at
                                            the option of CCA at any time prior to                , 1997, CCA may
                                            redeem  up to $100 million aggregate  principal amount at maturity of the Series  A  Senior Notes  with  the  Net Cash  Proceeds  from  the issuance of Capital Stock (other than Redeemable Stock) of CCA or JSC or  any parent of CCA to the extent that the proceeds are contributed to CCA or used to acquire Capital Stock of CCA (other than Redeemable
                                            Stock) in a single  transaction or a  series of related  transactions
                                            (other  than the Equity Offerings or an issuance to a Subsidiary), at
                                            a redemption  price of     % of  the principal  amount thereof,  plus
                                            accrued interest.
                                            The Series B Senior Notes will not be redeemable prior to maturity.
Ranking...................................  The  Senior Notes will  be senior unsecured  obligations of CCA, will rank pari passu with the other senior indebtedness of CCA, including, without limitation, CCA's obligations under the New Credit  Agreement and  the 1993 Notes,  and will be  senior in right  of payment to the
                                            Subordinated Debt. CCA's obligations under the New Credit  Agreement, but  not the Senior Notes, are  secured by liens on substantially all of the assets of CCA and its subsidiaries with the exception of  cash and  cash equivalents and  trade receivables. After  giving pro forma effect to  the Recapitalization  Plan and  the Recapitalization  Plan
                                            (excluding  the Subordinated  Debt Refinancing),  as of  December 31,
                                            1993, CCA would have  had outstanding approximately $2,132.2  million
                                            and   approximately   $1,384.9  million,   respectively,   of  senior
                                            indebtedness  (excluding   intercompany   indebtedness),   of   which
                                            approximately  $1,288.8  million  and  approximately  $481.5 million, respectively,  would  have  been  senior  secured  indebtedness.  The secured  indebtedness will have  priority over the  Senior Notes with
                                            respect  to  the  assets   securing  such  indebtedness.  See   'Risk
                                            Factors  --  Effect  of  Secured Indebtedness  on  the  Senior Notes;
                                            Ranking'.
Covenants.................................  The indentures pursuant to which the Senior Notes will be issued (the
                                            'Indentures')  will  contain  certain  covenants  that,  among  other things, will limit the ability of JSC and its subsidiaries (including
                                            CCA)  to incur indebtedness, pay  dividends and make other restricted payments, engage in  transactions with  shareholders and  affiliates,
                                            issue   capital  stock,   create  liens,   sell  assets,   engage  in
                                            sale-leaseback transactions, allow the imposition of restrictions  on the  ability  of Restricted  Subsidiaries  to pay  dividends  to CCA, engage in  mergers and  consolidations and  make investments  in  Un-
                                            restricted  Subsidiaries. The limitations imposed by the covenants on
                                            JSC and  its  subsidiaries (including  CCA)  are subject  to  certain exceptions. See 'Description of the Senior Notes -- Covenants'.

Put Option................................  Upon  a Change  of Control,  CCA will make  an offer  to purchase the
                                            Senior Notes  at a  purchase price  equal to  101% of  the  principal amount  thereof,  plus  accrued interest.  Certain  transactions with affiliates of the Company may not constitute a Change of Control. See
                                            'Description of the Senior Notes -- Covenants -- Repurchase of Senior
                                            Notes upon Change of Control'.
Guarantees................................  The payment  of  principal  and  interest  on  the  Senior  Notes  is unconditionally  guaranteed on a senior  unsecured basis by JSC. Such guarantee will rank pari passu with the other senior indebtedness  of
                                            JSC,  including, without limitation, JSC's  obligations under the New
                                            Credit Agreement  (including  its  guarantees  of  CCA's  obligations thereunder)  and JSC's guarantee of  CCA's obligations under the 1993
                                            Notes, and will be senior in right of payment to JSC's guarantees  of the  Subordinated  Debt.  JSC's  obligations  under  the  New  Credit
                                            Agreement are secured by liens on substantially all the assets of JSC and its subsidiaries with the exception of cash and cash  equivalents and  trade  receivables,  and  are  guaranteed  by  CCA  and  certain subsidiaries of JSC  and CCA. After  giving pro forma  effect to  the
                                            Recapitalization  Plan and  the Recapitalization  Plan (excluding the
                                            Subordinated Debt Refinancing),  as of December  31, 1993, JSC  would have had outstanding approximately $2,381.4 million and approximately
                                            $1,634.1  million,  respectively, of  senior  indebtedness (including indebtedness of  CCA and  JSC's other  consolidated subsidiaries  but excluding intercompany indebtedness), of which approximately $1,474.0 million  and approximately  $726.7 million,  respectively, would have been senior secured indebtedness. The secured indebtedness will  have priority  over JSC's guarantees  of the Senior  Notes with respect to the assets securing such indebtedness. See 'Risk Factors -- Effect of
                                            Secured Indebtedness on the Senior Notes; Ranking'. In the event that
                                            (i) a purchaser of  capital stock of CCA  acquires a majority of  the
                                            voting   rights  thereunder  or   (ii)  there  occurs   a  merger  or
                                            consolidation of CCA that results in  CCA having a parent other  than
                                            JSC and, at the time of and after giving effect to such transactions, such purchaser or parent satisfies certain minimum net worth and cash flow  requirements, JSC  will be released  from its  guarantee of the
                                            Senior Notes. Such sale, merger  or consolidation will be  prohibited unless  certain  other  requirements  are  met,  including  that  the purchaser or  the entity  surviving such  a merger  or  consolidation expressly assumes JSC's or CCA's obligations, as the case may be, and that  no Event of Default (as  defined below) occur or be continuing.
                                            See 'Description of  the Senior  Notes --  Consolidation, Merger  and
                                            Sale of Assets'.
Use of Proceeds...........................  The  net proceeds  to the Company  from the  Debt Offerings, together with the  net  proceeds  from  the  Equity  Offerings  and  the  SIBV
                                            Investment  will  be  used  to  effect  certain  of  the transactions contemplated by  the  Recapitalization  Plan.  See  'Recapitalization
                                            Plan'.


     For more complete information regarding the Senior Notes, see 'Description of the Senior Notes'.

                                  RISK FACTORS

     For a discussion of certain factors that should be considered in evaluating an investment in the Senior Notes, see 'Risk Factors'.

                             SUMMARY FINANCIAL DATA

     The summary historical and pro forma financial data presented below were derived from the consolidated financial statements and the pro forma financial statements of the Company included elsewhere herein and should be read in conjunction with 'Selected Historical Financial Data', 'Pro Forma Financial Data', 'Management's Discussion and Analysis of Results of Operations and Financial Condition' and the consolidated financial statements and the pro forma financial statements of the Company included elsewhere in this Prospectus. The summary pro forma financial data presented below give effect to the offering of the 1993 Notes in April 1993 (the '1993 Note Offering') and the Recapitalization Plan as if such transactions had occurred as of January 1, 1993, in the case of operating results. The pro forma balance sheet data is as if the Recapitalization Plan occurred at December 31, 1993.



                                                                                                                     YEAR ENDED
                                                                                                                    DECEMBER 31,
                                                                                                                        1993
                                                                                                                  ----------------
                                                                                       HISTORICAL                 AS ADJUSTED FOR
                                                                           -----------------------------------          THE
                                                                                                                  RECAPITALIZATION
                                                                                 YEAR ENDED DECEMBER 31,              PLAN AND
                                                                           -----------------------------------       1993 NOTE
                                                                             1991           1992        1993        OFFERING(a)
                                                                           --------       --------    --------    ----------------
                                                                             (IN MILLIONS, EXCEPT RATIOS AND
                                                                                    STATISTICAL DATA)
OPERATING RESULTS:
    Net sales...........................................................   $2,940.1       $2,998.4    $2,947.6        $2,947.6
    Restructuring and environmental and other charges...................                                 150.0           150.0
    Income (loss) from operations.......................................      305.5          267.7       (14.7)          (14.7)
    Interest expense....................................................     (335.2)        (300.1)     (254.2)         (183.0)
    Loss before extraordinary item and cumulative effect of accounting
      changes(b)........................................................      (77.1)         (34.0)     (174.6)         (128.3)
    Extraordinary item -- (loss) from early extinguishment of debt, net
      of income tax benefit.............................................                     (49.8)      (37.8)          (97.4)
    Cumulative effect of accounting changes.............................                                 (16.5)          (16.5)
    Net loss............................................................      (77.1)         (83.8)     (228.9)         (242.2)
    Ratio of earnings to fixed charges (c)..............................         (d)            (d)         (d)             (d)
OTHER DATA:
    Gross profit margin(e)..............................................       18.1%          16.6%       12.7%           12.7%
    Selling and administrative expenses as a percent of net sales.......        7.7            7.7         8.1             8.1
    EBITDA(f)...........................................................   $  440.9       $  407.8    $  274.2        $  274.2
    Ratio of EBITDA to interest expense.................................       1.32x          1.36x       1.08x           1.50x
    Property and timberland additions...................................   $  118.9       $   97.9    $  117.4        $  117.4
    Depreciation, depletion and amortization............................      130.0          134.9       130.8           130.8
BALANCE SHEET DATA (AT END OF PERIOD):
    Working capital.....................................................   $   76.9       $  105.7    $   40.0        $   41.3
    Total assets........................................................    2,460.1        2,436.4     2,597.1         2,632.4
    Long-term debt (excluding current maturities).......................    2,650.4        2,503.0     2,619.1         2,371.1
    Stockholders' deficit...............................................     (976.9)        (828.9)   (1,057.8)         (743.6)
STATISTICAL DATA:
    Containerboard production (thousand tons)...........................      1,830          1,918       1,840
    Boxboard production (thousand tons).................................        826            832         829
    Newsprint production (thousand tons)................................        614            615         615
    Corrugated shipping containers sold (thousand tons).................      1,768          1,871       1,936
    Folding cartons sold (thousand tons)................................        482            487         475
    Fibre reclaimed and brokered (thousand tons)........................      3,666          3,846       3,907
    Timberland owned or leased (thousand acres).........................        978            978         984


- ------------


 (a) The pro forma financial data above includes the Subordinated Debt Refinancing which is expected to occur on approximately December 1, 1994. See 'Pro Forma Financial Data' for certain pro forma financial data giving effect to the Recapitalization Plan (excluding the Subordinated Debt Refinancing).


 (b) The loss before extraordinary item for the year ended December 31, 1991 includes after-tax charges of $29.3 million and $6.7 million for the write-off of the Company's equity investments in Temboard, Inc., formerly Temboard and Company Limited Partnership ('Temboard'), and PCL Industries Limited ('PCL'), respectively. See Note 3 to the Company's consolidated financial statements at and for the year ended December 31, 1993.

 (c) For purposes of these calculations, earnings consist of income (loss) before income taxes, equity in earnings (loss) of affiliates, minority interests, extraordinary item and cumulative effect of accounting changes, plus fixed charges. Fixed charges consist of interest on indebtedness, amortization of deferred debt issuance costs and that portion of lease rental expense considered to be representative of the interest factor therein (deemed to be one-fourth of lease rental expense).


 (d) For the years ended December 31, 1991, 1992 and 1993, earnings were inadequate to cover fixed charges by $26.7 million, $31.4 million and $264.2 million, respectively. On a pro forma basis for 1993, earnings were inadequate to cover fixed charges by $193.0 million as adjusted for the 1993 Note Offering and the Recapitalization Plan.


 (e) Gross profit margin represents the excess of net sales over cost of goods sold divided by net sales.


 (f) EBITDA represents net income before interest expense, income taxes, depreciation, depletion and amortization, equity in earnings (loss) of affiliates, minority interests and extraordinary items and cumulative effect of accounting changes and in 1993, restructuring and environmental and other charges. The restructuring and environmental and other charges include $43 million of asset writedowns and $107 million of future cash expenditures. EBITDA is presented here, not as a measure of operating results, but rather as a measure of the Company's debt service ability.

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, the following factors should be considered carefully in evaluating an investment in the securities offered by this Prospectus.


SUBSTANTIAL LEVERAGE



     The Company has, and following the consummation of the Recapitalization Plan will continue to have, on a consolidated basis a substantial amount of debt. The Company's long-term debt at December 31, 1993 was $2,619.1 million and, on a pro forma basis after giving effect to the Recapitalization Plan, the Company's long-term debt as of such date would have been $2,371.1 million. The amount of long-term indebtedness at such date on a historical basis is substantial relative to the Company's stockholders' equity, which has been negative in recent years due to the accounting treatment of the 1989 Transaction (as defined below) and recent net losses. See ' -- Recent Losses; Negative Stockholders' Equity'. Although the consummation of the Recapitalization Plan will reduce the Company's consolidated interest expense over the next several years, JSC and CCA will remain obligated to make substantial interest payments on their indebtedness. See 'Description of Certain Indebtedness'. For the year ended December 31, 1993, the Company's earnings were inadequate to cover fixed charges by $264.2 million and, on a pro forma basis, after giving effect to the Recapitalization Plan and to the Recapitalization Plan (excluding the Subordinated Debt Refinancing), would have been inadequate to cover fixed charges by $193.0 million and $254.2 million, respectively. See 'Capitalization' and 'Pro Forma Financial Data'.



ABILITY TO SERVICE DEBT


     The Company generally expects to fund its and its subsidiaries' debt service obligations, capital expenditures and working capital requirements through funds generated from operations and additional borrowings under the New Revolving Credit Facility. As of the closing of the Offerings and the consummation of the other transactions contemplated by the Recapitalization Plan (other than the Subordinated Debt Refinancing), the Company expects to have in the aggregate approximately $295 million in unused borrowing capacity under the New Revolving Credit Facility. See 'Capitalization'. The Securitization matures in April 1996, at which time the Company expects to refinance it. Although the Company believes that it will be able to do so, no assurances can be given in this regard. See 'Management's Discussion and Analysis of Results of Operations and Financial Condition -- Liquidity and Capital Resources'.


     The ability of the Company to meet its obligations and to comply with the financial covenants contained in its indebtedness is largely dependent upon the future performance of the Company, which will be subject to financial, business and other factors affecting it. Many of these factors are beyond the Company's control, such as the state of the economy, demand for and selling prices of its products, costs of its raw materials and legislative factors and other factors relating to its industry generally or to specific competitors. There can be no assurance that the Company will generate sufficient cash flow to meet its obligations under its indebtedness, which includes repayment obligations, assuming consummation of the Subordinated Debt Refinancing, of $92 million during the second year, $142 million during the third year and $162 million in each of the fourth and fifth years following consummation of the Offerings (and increasing thereafter). If the Company were unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments on its indebtedness, or if the Company fails to comply with the various covenants in such indebtedness, it would be in default under the terms thereof, which would permit the lenders thereunder to accelerate the maturity of such indebtedness and could cause defaults under other indebtedness of the Company or result in a bankruptcy of the Company. See 'Management's Discussion and Analysis of Results of Operations and Financial Condition -- Liquidity and Capital Resources' and 'Description of Certain Indebtedness'. In addition, if a 'Change of Control' as defined in the New Credit Agreement, the 1993 Notes, the Senior Notes or the Subordinated Debt is deemed to have occurred, then the holders of such indebtedness shall have the right to be repaid 101% of the principal amount of such indebtedness plus accrued and unpaid interest thereon. See 'Description of Certain Indebtedness'. The occurrence of a 'Change of Control' as so defined could also result in The Times Mirror Company having certain rights under the shareholders agreement between the Company and The Times Mirror Company. See 'Certain Transactions -- Other Transactions'. Similarly, the exercises of such rights could also trigger cross-default or cross-acceleration provisions, and lead to the bankruptcy of the Company.



RESTRICTIVE COVENANTS



     The limitations contained in the agreements relating to the Company's indebtedness, together with its highly leveraged position, as well as various provisions in the agreements relating to the governance of Holdings and the Company, including the Stockholders Agreement and the Registration Rights Agreement (each as defined below), could limit the ability of the Company to effect future debt or equity financings and may otherwise restrict corporate activities, including its ability to avoid defaults and to respond to market conditions, to provide for capital expenditures beyond those permitted or to take advantage of business opportunities. If the Company cannot generate sufficient cash flow from operations to meet its obligations, then its indebtedness might have to be refinanced. There can be no assurance that any such refinancing could be effected successfully or on terms that are acceptable to the Company. In the absence of such refinancing, the Company could be forced to dispose of assets in order to make up for any shortfall in the payments due on its indebtedness under circumstances that might not be favorable to realizing the best price for such assets. Moreover, the lenders under the New Credit
Agreement generally have a prior right to the proceeds of asset sales and certain sales of securities by the Company. Further, there can be no assurance that any assets could be sold quickly enough, or for amounts sufficient, to enable the Company to make any such payments.


RECENT LOSSES; NEGATIVE STOCKHOLDER'S EQUITY


     Although the Company has consistently generated substantial income from operations, it has experienced, primarily as a result of interest expense resulting from high leverage (see ' -- Substantial Leverage'), net losses for the fiscal years ended December 31, 1993, 1992 and 1991. See 'Selected Historical Financial Data' and 'Pro Forma Financial Data'. Improvements in the Company's consolidated results of operations depend largely upon its ability to increase prices of its products; accordingly, there can be no assurances as to its ability to generate net income in future periods. See ' -- Pricing' and 'Management's Discussion and Analysis of Results of Operations and Financial Condition'.



     The Company has had a deficit in stockholder's equity since 1989 when Holdings was organized to effect the acquisition of the publicly held shares of JSC and the shares of CCA not then owned by JSC, and the recapitalization of such companies (the '1989 Transaction'), since such transaction was treated as a recapitalization for financial accounting purposes. On a historical basis, at December 31, 1993, the Company's stockholder's deficit was $1,057.8 million and, on a pro forma basis, after giving effect to the Recapitalization Plan, there would have been a stockholder's deficit of $743.6 million. See 'Capitalization' and 'Pro Forma Financial Data'.



SUBORDINATED DEBT REFINANCING



     The Subordinated Debt Refinancing is an integral part of the Recapitalization Plan and a significant portion of the benefits intended to be achieved as a result of the Recapitalization Plan is derived from it. The availability of the financing under the Delayed Term Loan necessary to effect the Subordinated Debt Refinancing is subject to the satisfaction of certain conditions, although the failure to satisfy such conditions will in almost all instances indicate that a significant and adverse change in the Company's financial condition has occurred. The Company expects to be able to satisfy such conditions, although, in any event, it reserves the right not to consummate the Subordinated Debt Refinancing for any reason. See 'Recapitalization Plan -- Subordinated Debt Refinancing'. In addition, the Company believes that, even if the Subordinated Debt Refinancing is not consummated, it will realize substantial benefits from the consummation of the other components of the Recapitalization Plan, including a decrease in leverage and a resulting increase in stockholders' equity. See 'Pro Forma Financial Data'.

EFFECT OF SECURED INDEBTEDNESS ON THE SENIOR NOTES; RANKING



     The secured indebtedness will have priority over the Senior Notes with respect to the assets securing such indebtedness. Although the Senior Notes (and JSC's guarantees thereof) rank pari passu with indebtedness outstanding under the New Credit Agreement (and the 1993 Notes), such bank debt (including all guarantee obligations of JSC and CCA in respect thereof) is secured by (i) a security interest in substantially all of the assets, with the exception of cash and cash equivalents and trade receivables, of JSC, CCA and their material subsidiaries, (ii) a pledge of all of the capital stock of material subsidiaries of JSC and CCA and (iii) a pledge of all intercompany notes (including the notes of JSC and CCA) held by CCA Enterprises, Inc., a wholly-owned subsidiary of CCA ('CCA Enterprises'). See 'Description of Certain Indebtedness -- Terms of New Credit Agreement'. The Senior Notes and JSC's guarantees thereof are unsecured and therefore do not have the benefit of such collateral; that is, if an event of default occurs under the New Credit Agreement, the banks party thereto will have a prior right to the Company's assets and may foreclose upon such collateral to the exclusion of the holders of the Senior Notes, notwithstanding the existence of an event of default with respect thereto. Accordingly, in such an event the Company's assets would first be used to repay in full amounts outstanding under the New Credit Agreement, resulting in a portion of the Company's assets being unavailable to satisfy the claims of holders of Senior Notes and other pari passu, unsecured indebtedness (including the 1993 Notes). After giving pro forma effect to the Recapitalization Plan and the Recapitalization Plan (excluding the Subordinated Debt Refinancing) as of December 31, 1993, the Company would have had outstanding approximately $1,474.0 million and approximately $726.7 million, respectively, of secured indebtedness, including indebtedness under the New Credit Agreement.



     In addition, CCA Enterprises, JSC Enterprises, Inc., a wholly-owned subsidiary of JSC ('JSC Enterprises'), and SNC, an 80% owned subsidiary of JSC, will guarantee amounts owing under the New Credit Agreement but not the Senior Notes. Additional subsidiaries of JSC or CCA may also in the future own assets, incur indebtedness and liabilities or guarantee senior indebtedness other than the Senior Notes provided that, if the aggregate amount of indebtedness guaranteed by any Restricted Subsidiary (as defined in the indenture relating to the Senior Notes) of JSC (other than CCA, CCA Enterprises, JSC Enterprises and
SNC) exceeds $50 million, then the indentures relating to the Senior Notes and the 1993 Notes require such subsidiaries to also guarantee the Senior Notes and the 1993 Notes. Such guarantees will, however, be unsecured, whereas the guarantees of the indebtedness under the New Credit Agreement will be secured. Consequently, the Senior Notes to the extent not so guaranteed will be effectively subordinated to claims of creditors of such subsidiaries, including, in the case of CCA Enterprises, JSC Enterprises and SNC and, subject to the foregoing proviso, other subsidiary guarantors, the banks that are parties to the New Credit Agreement. As a result of the foregoing, in an event of default, holders of Senior Notes may recover less, ratably, than the banks that are parties to the New Credit Agreement and other secured creditors of CCA or JSC or their respective subsidiaries.


PAYMENTS DUE ON COMPANY INDEBTEDNESS PRIOR TO MATURITY OF SENIOR NOTES; REFINANCING RISKS


     The Securitization matures in April 1996, at which time the Company expects to refinance it. After giving effect to the Subordinated Debt Refinancing, an aggregate of approximately $2,077.8 million and $1,461.3 million of senior indebtedness (excluding intercompany indebtedness) matures prior to the Series A Senior Notes and the Series B Senior Notes, respectively. Without giving effect to the Subordinated Debt Refinancing, an aggregate of approximately $1,330.5 million and $714.0 million of senior indebtedness (excluding intercompany indebtedness) matures prior to the Series A Senior Notes and Series B Senior Notes, respectively, and an aggregate of $713.1 million and $698.9 million of Subordinated Debt matures prior to the Series A Senior Notes and Series B Senior Notes, respectively. Accordingly, the Company will have to refinance or otherwise generate sufficient cash to repay a substantial amount of indebtedness prior to the time the Senior Notes mature. The Company's ability to do this will depend, in part, on the Company's financial condition at the time and the covenants and other provisions in its debt agreements. In this regard, it should be noted that the Company's ability to incur new indebtedness will be quite limited by the terms of its outstanding indebtedness and, in particular, unless and until the Subordinated Debt Refinancing is consummated, the indentures governing the Subordinated Debt.


PRICING



     General. Most markets in which the Company competes are subject to significant price fluctuations. The Company's sales and profitability have historically been more sensitive to price changes than changes in volume, and recent reductions in prices have had an adverse impact on the Company's results of operations. Future decreases in prices (or the inability to achieve price increases) for the Company's products would adversely affect its operating results. These factors, coupled with the highly leveraged financial position of the Company, may adversely impact the Company's ability to respond to competition and to other market conditions or to otherwise take advantage of business opportunities.



     Containerboard. Operating rates in the industry during 1991 and 1992 were at high levels relative to demand, which was lower due to the sluggish U.S. economy and a decline in export markets. This imbalance resulted in excess inventories in the industry and lower prices for the Company's containerboard and corrugated shipping container products, which began early in 1991 and has continued throughout 1992 and most of 1993. During 1993, industry operating rates were lower as many containerboard producers, including the Company, took downtime at containerboard mills to reduce the excess inventories. By the end of the third quarter of 1993, inventory levels had decreased significantly. The lower level of inventories and the stronger U.S. economy provided what the Company believes were improved market conditions late in 1993. Although the Company believes that containerboard pricing will be improved in 1994, there can be no assurance that price increases will hold or that the Company's containerboard prices will not decline from current levels. See 'Business -- Industry Overview -- Paperboard'.



     Newsprint. Newsprint prices  have fallen  substantially since  1990 due  to
supply   and  demand  imbalances.   During  1991  and   1992,  new  capacity  of
approximately two million tons annually came on line, representing an approximate 12% increase in supply. At the same time, U.S. consumption of newsprint fell due to declines in readership and ad linage. As prices fell, certain high cost, virgin paper machines, primarily in Canada, representing approximately 1.2 million tons of annual production capacity, were shut down and remained idle during 1993. While supply was diminished, a price increase announced for 1993 was unsuccessful. Although market demand has improved in the fourth quarter of 1993, the Company does not expect significant improvement in prices before the second quarter of 1994. See 'Business -- Industry Overview -- Newsprint'.



COMPETITION



     The paperboard and packaging products industries are highly competitive, and no single company is dominant. The Company's competitors include large, vertically integrated paperboard and packaging products companies and numerous smaller companies. In recent years, there has been a trend toward consolidation within the paperboard and packaging products industries, and the Company believes that this trend is likely to continue. See 'Business -- Industry Overview'. The primary competitive factors in the paperboard and packaging products industries are price, design, quality and service, with varying emphasis on these factors depending on the product line. To the extent that one or more of the Company's competitors becomes more successful with respect to any key competitive factor, the Company's business could be materially, adversely affected. The market for the Newsprint segment is also highly competitive. See 'Business -- Competition'.


ENVIRONMENTAL MATTERS

     Federal, state and local environmental requirements, particularly relating to air and water quality, are a significant factor in the Company's business. The Company faces potential environmental liability as a result of violations of permit terms and similar authorizations that have occurred from time to time at its facilities. In addition, the Company faces potential liability for 'response costs' at various sites with respect to which the Company has received notice that it may be a 'potentially responsible party' as well as for contamination of certain Company-owned properties, under the Comprehensive

Environmental Response, Compensation and Liability Act, analogous state laws and other laws concerning hazardous substance contamination. In 1993, the Company recorded a pre-tax charge which included approximately $39 million related to environmental matters, representing primarily asbestos and PCB removal, solid waste cleanup at existing and former operating sites, and expenses for response costs at various sites where the Company has received notice that it is a potentially responsible party. While the Company believes that such charges are adequate, there can be no assurance that actual expenditures relating to such matters will not exceed such charges over the period covered thereby. Similarly, while the Company believes it is currently in compliance with all applicable environmental laws in all material respects and has budgeted for future expenditures required to maintain such compliance, unforeseen significant expenditures in connection with such compliance could have an adverse effect on the Company's financial condition. See 'Management's Discussion and Analysis of Results of Operations and Financial Condition -- General -- Restructuring and Other Charges' and 'Business -- Environmental Matters'.


POTENTIAL FRAUDULENT CONVEYANCE LIABILITY

     Various laws enacted for the protection of creditors may have applied to the Company's incurrence of indebtedness and the making of certain payments in connection with the 1989 Transaction, including the issuance of the Subordinated Debt, debt under the 1989 Credit Agreement and the Secured Notes, and JSC's guarantees thereof. Such state and federal fraudulent transfer laws may also apply to refinancings of such debt, including the issuance by CCA of the 1993 Notes and the Senior Notes, the entering into and incurrence of debt under the New Credit Agreement, guarantees by JSC and its subsidiaries thereof and the application of the proceeds thereof. If a court in a lawsuit by an unpaid creditor or representative of creditors of Holdings, JSC or CCA, such as a trustee in bankruptcy or Holdings, JSC or CCA as debtor in possession, were to find that, at the time of the 1989 Transaction, Holdings, JSC or CCA (a) was insolvent or was rendered insolvent by reason of the 1989 Transaction or the indebtedness incurred and payments made in connection therewith, (b) was engaged in a business or transaction for which the assets remaining with Holdings, JSC or CCA constituted unreasonably small capital, (c) intended to, or believed that it would, incur debts beyond its ability to pay as such debts matured or (d) intended to hinder, delay or defraud its creditors, such court could, under state or federal fraudulent transfer law, avoid the Senior Notes or such other indebtedness (including under the 1993 Notes and the New Credit Agreement) and order that all payments made by Holdings, JSC or CCA with respect thereto be returned to it or to a fund for the benefit of its creditors. Such court could also subordinate the Senior Notes or such other indebtedness (including under the 1993 Notes and the New Credit Agreement) or the guarantees thereof to all existing and future indebtedness of JSC or CCA. Such avoidance or subordination would result in an event of default under the New Credit Agreement.

     The measure of insolvency for purposes of the foregoing would vary depending upon the law of the jurisdiction being applied. Generally, however, a company would be considered insolvent if the sum of such company's debts were greater than all of such company's property at a fair valuation or if the present fair saleable value of such company's assets were less than the amount that would be required to pay its probable liability on its existing debts
(including contingent liabilities) as they become absolute and matured. Accordingly, the Company does not believe that the fact that the liabilities of it or Holdings exceed the book value of such corporation's assets, as reflected on its balance sheet (which is not based on fair saleable value or fair value), would be a significant factor in any fraudulent conveyance analysis.

     The Company believed at the time of the 1989 Transaction and continues to believe today, that at the time of the 1989 Transaction, and after giving effect thereto, none of Holdings, JSC or CCA came within any of the clauses (a) through
(d) above and that therefore the incurrence of indebtedness under the Senior Notes or such other indebtedness (including under the 1993 Notes and the New Credit Agreement) will not constitute fraudulent transfers. These beliefs were (and are) based on management's analysis of, among other things, (i) internal cash flow projections, (ii) the Company's historical financial information and
(iii) valuations of assets and liabilities of the Company. There can be no assurance, however, that a court passing on such questions would agree with the Company's analysis.

CONTROL BY PRINCIPAL STOCKHOLDERS


     General. Upon completion of the Equity Offerings, SIBV and MSLEF II and certain related entities described below (the 'MSLEF II Associated Entities'), acting together will, by reason of their ownership of Holdings Common Stock, be able to control the vote on all matters submitted to a vote of holders of Holdings Common Stock. In this regard, Holdings, SIBV, the MSLEF II Associated Entities and certain other entities will, at or prior to completion of the Equity Offerings, enter into a Stockholders Agreement (the 'Stockholders Agreement') which contains, among other things, provisions for various corporate governance matters, including the election as directors and the appointment as officers of certain designees of SIBV or MSLEF II. Pursuant to the Stockholders Agreement, each of SIBV and MSLEF II will have the right to elect one-half of the Company's Board of Directors. See 'Management -- Provisions of Stockholders Agreement Pertaining to Management' and 'Certain Transactions -- Stockholders Agreement'. The presence of SIBV and, until they dispose of their shares (see below), the MSLEF II Associated Entities, as controlling stockholders, is also likely to deter a potential acquirer from making a tender offer or otherwise attempting to obtain control of Holdings, even if such events might be favorable to Holdings' stockholders.



     SIBV. SIBV, which owns its Holdings Common Stock through two wholly-owned subsidiaries, is itself an indirect wholly-owned subsidiary of JS Group, an international paperboard and packaging corporation organized under the laws of the Republic of Ireland. JS Group is listed on the London and Dublin Stock Exchanges and is the largest industrial corporation in Ireland. JS Group and its subsidiaries have a number of operations similar to those of the Company, although for the most part outside the United States other than their newsprint operations. Accordingly, JS Group's interests with respect to various business decisions of Holdings and the Company may conflict with the interests of Holdings and the Company. See 'Certain Transactions -- Stockholders Agreement -- Transactions with Affiliates; Other Businesses'.



     MSLEF II Associated Entities. The intention of the MSLEF II Associated Entities is to dispose of the shares of Holdings Common Stock owned by them. The timing of such sales or other dispositions by them (which could include distributions to the partners of MSLEF II) will depend on market and other conditions, but could occur or commence relatively soon after the 180 day hold back period imposed by the underwriters in the Equity Offerings, including pursuant to the exercise of registration rights granted to them. MSLEF II is unable to predict the timing of sales by any of its limited partners in the event of a distribution to them.



     Under the Stockholders Agreement, sales or other dispositions by the MS Holders (as defined in the Stockholders Agreement and which term includes the MSLEF II Associated Entities) (including distributions to the partners of MSLEF
II) could result in SIBV no longer being limited by such agreement to electing only one-half of Holdings' Board of Directors. In addition, such sales or other dispositions could result in Holdings and SIBV no longer being required to obtain the approval of two directors who are designees of MSLEF II for Holdings and the Company to engage in certain activities, for which such approval is otherwise required by the Stockholders Agreement. See 'Management -- Provisions of Stockholders Agreement Pertaining to Management'. Furthermore, MSLEF II has the right at any time to waive any of the provisions of the Stockholders Agreement, to agree to the early termination thereof or to fail to exercise any of its rights thereunder.



     No Obligation to Invest. Although SIBV and the MSLEF II Associated Entities have in the past made additional investments in Holdings and the Company, they are not obligated to do so in the future. Investors should not assume or expect that either or both of such stockholders or their affiliates will invest additional capital, whether in the form of debt or equity, in the future, particularly in light of the intention of the MSLEF II Associated Entities to dispose of their shares of Holdings Common Stock and the fact that SIBV's ability to make such investments is subject to limitations contained in agreements relating to indebtedness of SIBV and its affiliates.


TAX NET OPERATING LOSS CARRYFORWARDS

     As of December 31, 1993, the Company and the other members of its consolidated group had aggregate net operating loss ('NOL') carryforwards of approximately $309 million for federal income tax purposes. These carryforwards, if not utilized to offset taxable income in future periods, will expire at various times in 2005 through 2008.


     If Holdings experiences an 'ownership change' within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended (the 'Code'), the Company's ability to use NOL carryforwards existing at such time to offset its taxable income, if any, generated in taxable periods after the ownership change would be subject to an annual limitation (the 'Section 382 Limitation'). The amount of NOL carryforwards which may be utilized on an annual basis following an ownership change generally would be equal to the product of the value of the outstanding stock of Holdings immediately prior to the ownership change (reduced by certain contributions to Holdings' capital made in the two years prior to the ownership change) multiplied by the 'long-term tax-exempt rate', which is determined monthly and was 5.42% for April 1994.


     Although the Company does not believe that Holdings will experience an ownership change upon consummation of the Equity Offerings, it is possible that following the Equity Offerings, future events that are beyond the control of the Company and Holdings (such as transfers of Holdings Common Stock by certain stockholders) or certain stock issuances or other actions by Holdings or the Company, could cause Holdings to experience an ownership change. By way of example and without limitation, a sale by MSLEF II of a substantial amount of Holdings Common Stock, when combined with prior owner shifts in the three years preceding the sale by MSLEF II, would likely result in an ownership change. As indicated under ' -- Control by Principal Stockholders' MSLEF II currently intends to dispose of its Holdings Common Stock and sales or other dispositions by it could occur relatively soon after the 180 day hold back period for the Equity Offerings.



     If Holdings experienced an ownership change at a time at which the value of the Holdings Common Stock was equal to $17.50 per share (the midpoint of the range of the anticipated high and low per share public offering prices set forth on the cover of the Prospectus relating to the Equity Offerings), the Section 382 Limitation would be at least $63 million using a 'long-term tax exempt rate' of 5.42%. Depending on the circumstances, such an ownership change could significantly restrict the Company's ability to utilize NOLs existing at such time to offset subsequent taxable income. Accordingly, due to uncertainty as to whether an ownership change will occur following the Equity Offerings, prospective purchasers of Senior Notes should not assume the unrestricted availability of currently existing or future NOL carryforwards in making their investment decisions.


ABSENCE OF PUBLIC MARKET

     There is currently no established trading market for the Senior Notes and the Company does not intend to have the Senior Notes listed for trading on any securities exchange or on any automated dealer quotation system. Although the Underwriter has advised the Company that it will make a market in the Senior Notes, there can be no assurance that an active public market for the Senior Notes will develop. The Underwriter is not obligated to make a market for the Senior Notes and may discontinue or suspend such market-making at any time without notice. Accordingly, no assurance can be given as to the liquidity of, or trading market for, the Senior Notes. Further, the liquidity of, and trading market for, the Senior Notes may be adversely affected by declines and volatility on the market for high yield securities generally as well as by any changes in the Company's financial performance or prospects.

                             RECAPITALIZATION PLAN


     Holdings and the Company are implementing the Recapitalization Plan to repay or refinance a substantial portion of their indebtedness in order to improve operating and financial flexibility by reducing the level and overall cost of their debt, extending maturities of indebtedness, increasing stockholders' equity and increasing their access to capital markets. The Company has determined to implement the Recapitalization Plan at this time to take advantage of favorable conditions in the capital markets and in anticipation of refinancing its Subordinated Debt with lower cost indebtedness in December 1994 (when such Subordinated Debt first becomes redeemable). The Recapitalization Plan includes the following primary components in addition to others described below: (i) the Debt Offerings, (ii) the Equity Offerings, (iii) the SIBV
Investment, (iv) the Bank Debt Refinancing and (v) the Subordinated Debt Refinancing, which is anticipated to occur on approximately December 1, 1994.



     For the year ended December 31, 1993, the Recapitalization Plan would, on a pro forma basis, have resulted in $71.2 million of aggregate savings in interest expense, of which $57.2 million represents cash interest expense savings (in each case on a pre-tax basis). See 'Pro Forma Financial Data'.


SOURCES AND USES


     The following table sets forth the anticipated sources and uses of funds to be used to effect the Recapitalization Plan:



                                                                                            ($ MILLIONS)
Sources of Funds
     The Debt Offerings(a).............................................................        $  400
     The Equity Offerings(a)...........................................................           300
     SIBV Investment...................................................................           100
     New Revolving Credit Facility(b)..................................................            33
     Initial Term Loan.................................................................           300
     Delayed Term Loan(c)..............................................................           900
                                                                                              -------
          Total........................................................................        $2,033
                                                                                              -------
                                                                                              -------
Uses of Funds
     Prepayment of debt under 1989 Credit Agreement....................................        $  609
     Prepayment of debt under 1992 Credit Agreement....................................           201
     Prepayment of Secured Notes.......................................................           271
     Redemption of Senior Subordinated Notes(d)........................................           374
     Redemption of Subordinated Debentures(d)..........................................           321
     Redemption of Junior Accrual Debentures(e)........................................           149
     Fees and expenses(f)..............................................................           108
                                                                                              -------
          Total........................................................................        $2,033
                                                                                              -------
                                                                                              -------


- ------------


 (a) Assuming an initial public offering price of $17.50 per share of Holdings Common Stock (which is equal to the midpoint of the range of the anticipated high and low per share offering prices set forth on the cover of the Prospectus relating to the Equity Offerings) and without deducting estimated underwriting discounts and commissions and expenses. To the extent proceeds of the Debt Offerings are used to fund a portion of the Company's 1994 capital expenditures, the Company will use available cash or borrow under the New Revolving Credit Facility (or, to the extent proceeds are available, under the Delayed Term Loan) to pay interest due on the Junior Accrual Debentures as of December 1, 1994. See 'Use of Proceeds'.


 (b) The amount shown is net of available cash. The maximum amount available under such facility will be $450 million, with up to $150 million of such amount being available for letters of credit. It is anticipated that immediately following the Offerings, borrowings of $65 million and letters of credit of approximately $90 million will be outstanding under such facility. See also footnotes (a) and (d).


 (c) It is anticipated that immediately following the Offerings, borrowings of $100 million will be outstanding under the Delayed Term Loan.


 (d) Represents the outstanding principal amount and redemption premiums required to be paid on such securities. Aggregate redemption premiums for the Senior Subordinated Notes and the Subordinated Debentures are estimated to be $24 million and $21 million, respectively. The Company expects that accrued and unpaid interest at June 1 and December 1, 1994 on the Senior Subordinated Notes and the Subordinated Debentures will be paid through internal cash flow or with additional borrowings under the New Revolving Credit Facility.



 (e) Represents the estimated accreted value of the Junior Accrual Debentures as of December 1, 1994, and includes accrued and unpaid interest payable as of such date.


 (f) Expenses include estimated fees and expenses relating to the Bank Debt Refinancing, commissions and underwriting discounts relating to the Debt Offerings and the Equity Offerings, respectively, and reimbursement of certain fees and expenses of SIBV incurred in connection with the Recapitalization Plan. See 'Certain Transactions -- Other Transactions'. There are no underwriting discounts or commissions on the sale of Holdings Common Stock pursuant to the SIBV Investment.

     The aggregate amount of funds necessary immediately following the Offerings to consummate the Recapitalization Plan (excluding the Subordinated Debt Refinancing) is approximately $1,189 million. The sources of funds for such amount are set forth in the above table. Prior to consummation of the Offerings, however, the Company may determine to change the size of the various components of the Recapitalization Plan and, accordingly, among other things may change the size of the Debt Offerings and/or the Equity Offerings which could, in turn, affect the size of the Initial Term Loan and/or the Delayed Term Loan. If necessary as a result of any such change, the Company will use borrowings under the New Revolving Credit Facility or cash on hand, in addition to available borrowings under the Delayed Term Loan, to effect the Subordinated Debt Refinancing.


DEBT OFFERINGS

     Concurrently with the Equity Offerings, CCA is offering Senior Notes in the Debt Offerings. The closings of the Debt Offerings and the Equity Offerings are conditioned on one another as well as on the substantially concurrent consummation of the other components of the Recapitalization Plan (other than the Subordinated Debt Refinancing) and on the satisfaction of certain other closing conditions contained in the respective underwriting agreements related thereto.

     The Senior Notes will be general unsecured obligations of CCA, guaranteed by JSC, and will rank pari passu in right of payment with all other senior indebtedness of CCA. For a description of certain terms of the Senior Notes see 'Description of the Senior Notes'.

EQUITY OFFERINGS


     Concurrently with the Debt Offerings, Holdings is offering 13,800,000 shares of Holdings Common Stock initially in the United States and Canada and 3,450,000 shares of Holdings Common Stock initially outside the United States and Canada. The closings of the Equity Offerings and the Debt Offerings are conditioned on one another as well as on the substantially concurrent consummation of the other components of the Recapitalization Plan (other than the Subordinated Debt Refinancing) and on the satisfaction of certain other closing conditions contained in the respective underwriting agreements related thereto.


SALE OF STOCK TO SIBV


     SIBV has agreed to purchase, or to cause a corporate affiliate of SIBV to purchase, from Holdings pursuant to the SIBV Investment 5,714,286 shares of Holdings Common Stock for an aggregate purchase price of $100 million (assuming a purchase price per share equal to the midpoint of the range of the anticipated high and low per share public offering prices set forth on the cover of the Prospects relating to the Equity Offerings). Holdings and SIBV intend to enter into a subscription agreement (the 'Subscription Agreement') which, among other things, will provide for the SIBV Investment. Such purchase by SIBV is conditioned on the substantially concurrent consummation of the Offerings and the other components of the Recapitalization Plan (other than the Subordinated Debt Refinancing) and the satisfaction of certain other closing conditions contained in the Subscription Agreement. Following the consummation of the Equity Offerings and the SIBV Investment, SIBV, indirectly through its subsidiaries, will beneficially own 44.4% of the outstanding shares of Holdings Common Stock. See 'Security Ownership of Certain Beneficial Owners'. In addition, the Subscription Agreement will provide that SIBV shall have certain contractual preemptive rights which generally allow SIBV to maintain its percentage ownership of Holdings Common Stock.


BANK DEBT REFINANCING


     As part of the Recapitalization Plan, CCA and JSC will enter into the New Credit Agreement. Substantially concurrently with the consummation of the Offerings, CCA will use borrowings under the New Credit Agreement, the net proceeds of the Equity Offerings and the SIBV Investment and a portion of the net proceeds of the Debt Offerings contributed to it by Holdings, to refinance its indebtedness outstanding under the Old Bank Facilities and Secured Notes. See 'Description of Certain Indebtedness -- Terms of New Credit Agreement'.

RECLASSIFICATION AND RELATED TRANSACTIONS


     The capital stock of Holdings currently consists of four classes of outstanding common stock (Class A, Class B, Class C and Class D) and a fifth class of common stock (Class E) reserved for issuance upon the exercise of outstanding options. Currently, the only outstanding shares of voting stock of Holdings are the shares of Class A common stock (all outstanding shares of which are indirectly owned by SIBV) and Class B common stock (all outstanding shares of which are owned by MSLEF II). Immediately prior to the consummation of the Equity Offerings, the Reclassification will occur, pursuant to which Holdings' five classes of common stock will be converted into one class, on a basis of ten shares of Holdings Common Stock for each share of stock outstanding of each of the old classes. Following the Reclassification, Holdings' only class of common stock will be the Holdings Common Stock, 80,200,000 shares of which will be outstanding immediately prior to the Equity Offerings and the SIBV Investment.



     The Company intends, following the consummation of the Recapitalization Plan, to (i) merge CCA Enterprises into CCA, (ii) merge JSC Enterprises into JSC and (iii) merge JSC into CCA pursuant to the Substitution Transaction (as defined below). This will result in the elimination of the intercompany notes held by CCA Enterprises and JSC Enterprises which are their only assets (other than, in the case of JSC Enterprises, stock of subsidiaries, including CCA and
SNC). Prior to the merger of JSC into CCA, Holdings also intends to interpose a wholly-owned subsidiary between it and JSC, which would own all of the capital stock of JSC prior to such merger, and all of the capital stock of CCA after such merger. See 'Description of Certain Indebtedness -- Substitution Transaction'. The Company reserves the right to consummate such transactions prior to the consummation of the Recapitalization Plan, as well as the right to abandon any or all of such transactions.


STOCKHOLDERS AGREEMENT; CHARTER AND BY-LAW AMENDMENTS


     Since the 1989 Transaction, Holdings, JSC and CCA have been operated pursuant to the terms of an organization agreement (the 'Organization Agreement'), which, among other things, provides for the election of directors, the selection of officers and the day-to-day management of Holdings and the Company. In connection with the Recapitalization Plan, (i) the Organization Agreement will be terminated upon the closing of the Offerings and, at such time, the Stockholders Agreement shall be entered into by Holdings, SIBV, the MSLEF II Associated Entities and certain other entities and (ii) the certificates of incorporation and by-laws of each of Holdings, JSC and CCA will, at or prior to the closing of the Offerings, be amended. See 'Management -- Directors', 'Management -- Provisions of Stockholders Agreement Pertaining to Management' and 'Certain Transactions -- Stockholders Agreement' for a description of the Stockholders Agreement. In addition, a prior commitment, subject to certain conditions, of SIBV to purchase subordinated debt of CCA guaranteed by JSC in order to fund purchases by CCA of its Subordinated Debt, will be terminated upon consummation of the Offerings. See 'Certain Transactions -- Other Transactions'.


SUBORDINATED DEBT REFINANCING


     On approximately December 1, 1994, CCA intends to use available proceeds of the Debt Offerings, remaining borrowings under the Delayed Term Loan and, to the extent required, borrowings under the New Revolving Credit Facility or available cash to effect the Subordinated Debt Refinancing, which consists of the redemption of the Senior Subordinated Notes, the Subordinated Debentures and the Junior Accrual Debentures and the payment of accrued and unpaid interest on the Junior Accrual Debentures as of December 1, 1994 (and, to the extent necessary, to use borrowings under the New Revolving Credit Facility to pay accrued but unpaid interest on the Senior Subordinated Notes and the Subordinated Debentures). The earliest date such securities may be redeemed is December 1, 1994. CCA reserves the right, however, to acquire the Subordinated Debt in open market or privately negotiated transactions prior to such date. Such acquisitions of Subordinated Debt are expected to be financed with borrowings under the New Credit Agreement, subject to the limitation that the indentures governing each of the classes of the Subordinated Debt prohibit borrowings under the New Credit Agreement to be used to acquire Subordinated Debt junior to such class. See 'Description of Certain Indebtedness -- Terms of New Credit Agreement' and ' -- Terms of Subordinated Debt'. This is likely to result in only Senior Subordinated Notes being acquired prior to December 1, 1994. The amount of

Subordinated Debt so acquired, if any, will depend on market conditions and availability of such securities at acceptable prices. JSC and CCA also reserve the right to determine not to consummate the Subordinated Debt Refinancing for any reason, even if they are able to do so.

     Borrowings under the Delayed Term Loan, which are necessary to effect the Subordinated Debt Refinancing, will be subject to the following and only the following conditions: (a) no order, judgment or decree shall purport to enjoin or restrain (x) borrowings under the Delayed Term Loan or (y) CCA from redeeming the Subordinated Debt, (b) certain events of bankruptcy, insolvency or reorganization with respect to Holdings, JSC or CCA shall not have occurred, (c) there shall not have occurred and be continuing a payment default under the New Credit Agreement, the 1993 Notes, the Senior Notes or under any subordinated debt (in each case, other than under the New Credit Agreement, after the expiration of any applicable grace period), (d) the lenders under the New Credit Agreement shall not have accelerated all or any of the loans under the New Credit Agreement, (e) there shall not have occurred and be continuing any event of default under the New Credit Agreement relating to cross-acceleration of certain other debt and (f) in the event of any borrowing under the Delayed Term Loan prior to December 15, 1994, the Subordinated Debt repurchased with the proceeds thereof shall have been repurchased pursuant to open-market or negotiated transactions for a price not in excess of 113% of the aggregate principal amount of the Subordinated Debt to be so repurchased.

CONSENTS AND WAIVERS

     As described below, the Company must obtain the Consents and Waivers under, among other things, the 1993 Notes, the Secured Notes and the Securitization in order to consummate the Recapitalization Plan. The Company expects that, prior to entering into the Underwriting Agreement, it shall have obtained the Consents and Waivers.


     1993 Notes. The terms of the 1993 Notes prohibit the Subordinated Debt Refinancing because the indebtedness incurred to effect such refinancing would be unsubordinated secured debt under the New Credit Agreement. The Company, however, is soliciting the consent of the holders of the 1993 Notes to amend the related indenture (the '1993 Note Indenture'), among other things, in order to allow the Subordinated Debt Refinancing to be consummated without any violation thereof (the 'Proposed 1993 Note Amendment'). In connection with such solicitation, CCA will make certain consent payments, in cash, for each $1,000 principal amount of such securities for which consents have been validly tendered (and not revoked) on or before the date a supplemental indenture has been executed. CCA's obligation to make the consent payments with respect to the 1993 Notes is subject to the terms of the solicitation and is conditioned on the execution of a supplemental indenture.



     Pursuant to the Proposed 1993 Note Amendment (i) the covenant contained in the 1993 Note Indenture which limits debt incurrence by JSC and CCA would be modified, among other things, to allow Holdings, JSC or CCA to refinance the existing Subordinated Debt (or any portion thereof) with indebtedness for borrowed money or with an exchange for indebtedness of any such company, so long as, at or prior to the time such indebtedness is incurred but in no event later than April 30, 1995, Holdings, JSC or CCA shall have consummated one or more public or private sales of its capital stock and applied not less than $300 million of the proceeds therefrom to the repayment of indebtedness of JSC or CCA which is not by its terms expressly subordinated in right of payment to the 1993 Notes, (ii) the covenant contained in the 1993 Note Indenture which limits certain payments by JSC and CCA would be modified to allow the payment of dividends on the capital stock of JSC or CCA, following any initial public offering of capital stock of Holdings, JSC or CCA (including the Equity Offerings) of up to 6% per annum of the net proceeds received by JSC or CCA, as the case may be, out of proceeds of, or from Holdings out of the proceeds of,
(a) such public offering and (b) the SIBV Investment or any other sale of capital stock of JSC, CCA or Holdings which is substantially concurrent with the public offering referred to in clause (a) above (in each case, net of underwriting discounts and commissions, if any, but without deducting other fees and expenses therefrom), (iii) the definition of 'change of control' would be amended to delete therefrom a change in a majority of the outstanding directors,
(iv) the Substitution Transaction (as defined under 'Description of Certain Indebtedness -- Substitution Transaction') would be permitted to occur and (v) certain other technical amendments would be made to the 1993 Note Indenture.

     The 1993 Note Indenture requires a majority in principal amount of the holders of the 1993 Notes to consent to the adoption of the Proposed 1993 Note Amendment.


     Secured Notes. Under the terms of the Secured Notes, the Bank Debt Refinancing (which involves a prepayment of the Secured Notes) would require that the holders of the Secured Notes be given a 30 day notice of prepayment. The Company has requested that the holders of the Secured Notes waive such 30 day notice of prepayment. Such waiver requires the consent of the holders of 60% of the outstanding principal amount of Secured Notes.


     Securitization. In 1991, JSC and CCA entered into the Securitization. The Securitization involved the sale of JSC's and CCA's trade receivables (the 'Receivables') to Jefferson Smurfit Finance Corporation ('JSFC'), a special purpose subsidiary of JSC. Under the Securitization, JSFC currently has borrowings of $182.3 million outstanding at December 31, 1993 from Emerald Funding Corporation ('EFC'), a third-party owned corporation not affiliated with JSC, and has pledged its interest in such Receivables to EFC. EFC issued commercial paper notes ('CP Notes') and term notes ('Term Notes'). EFC also entered into a liquidity facility with a group of banks, for whom Dresdner Bank AG acted as agent (the 'Liquidity Banks'), and a subordinated loan agreement with Bank Brussels Lambert (the 'Subordinated Lender') to provide additional sources of funding. EFC pledged its interest in the Receivables assigned to it by JSFC to secure EFC's obligations to the Liquidity Banks, the Subordinated Lender, and the holders of the CP Notes and the Term Notes.

     Under the terms of the Master Agreement relating to the Securitization, the completion of the Equity Offerings would result in the occurrence of a 'Liquidation Event' because JS Group and its affiliates would cease to own or control at least 50% of the issued and outstanding shares of capital stock of Holdings entitled to vote for the election of members of the Holdings' Board of Directors. In addition, the consummation of a merger of JSC into CCA (see 'Description of Certain Indebtedness -- Substitution Transaction') would constitute a 'Liquidation Event.' The effect of the occurrence of a Liquidation Event which is not waived is that collections on receivables are no longer applied to purchase new receivables, but are used to pay down the amount of outstanding debt owed to the Liquidity Banks, the Subordinated Lender and the holders of the CP Notes and the Term Notes.


     JSC is soliciting the consents necessary to amend the Securitization documents to amend the definition of 'Liquidation Event' so that the consummation of the Equity Offerings and of a subsequent merger of JSC into CCA will not result in the occurrence of a Liquidation Event.


     Such proposed Securitization amendment requires the unanimous consent of all of the Liquidity Banks, the Subordinated Lender and all of the holders of the Term Notes.


     Other. The consent of The Times Mirror Company is required under the shareholders agreement between JSC and The Times Mirror Company in order to consummate the Recapitalization Plan. Certain transactions related to the Recapitalization Plan may need to be approved by the Company's creditors under the Old Bank Facilities and the Secured Note Purchase Agreement prior to the Bank Debt Refinancing. Such consents have been obtained or are anticipated to be obtained prior to the execution of the Underwriting Agreement.


CERTAIN CONDITIONS


     All of the transactions contemplated by the Recapitalization Plan (other than the Subordinated Debt Refinancing) are expected to occur contemporaneously. Consummation of the Debt Offerings is conditioned on the substantially concurrent consummation of the other components of the Recapitalization Plan (other than the Subordinated Debt Refinancing), including, among other things, consummation of (i) the Equity Offerings (ii) the SIBV Investment, and (iii) the Bank Debt Refinancing. In addition, consummation of the Debt Offerings is conditioned on obtaining the Consents and Waivers and the execution, among other things, of (i) a supplemental indenture providing for the Proposed 1993 Note Amendment, (ii) a waiver to the Secured Note Purchase Agreement and (iii) an amendment to the Securitization documents.

                                USE OF PROCEEDS


     The net proceeds to the Company (after deducting estimated underwriting discounts and commissions) from the sale of Senior Notes in the Debt Offerings are estimated to be $391.0 million. The net proceeds to Holdings (after deducting estimated underwriting discounts and commissions) from the sale of shares of Holdings Common Stock in the Equity Offerings (at an assumed initial public offering price of $17.50 per share of Common Stock, the midpoint of the range of the anticipated high and low public offering prices per share set forth on the cover of the Prospectus relating to the Equity Offerings) are estimated to be $283.5 million ($326.0 million if the overallotment option is exercised in full). The proceeds to Holdings from the sale of shares of Holdings Common Stock to SIBV (or a corporate affiliate of SIBV) pursuant to the SIBV Investment will be $100 million.


     The Company intends to use the net proceeds of the Equity Offerings and the SIBV Investment and a portion of the net proceeds of the Debt Offerings, together with borrowings under the New Credit Agreement, to pay in full all amounts under the 1989 and 1992 Credit Agreements and the Secured Notes. Specifically, the Company will repay $196.5 million outstanding at December 31, 1993 under the revolving credit facility under the 1989 Credit Agreement (the 'Revolving Credit Facility'), which bears interest at the Adjusted Eurodollar Rate (as defined therein) plus 2.25%; $412.3 million of term loan indebtedness outstanding at December 31, 1993 under the 1989 Credit Agreement, which bears interest at the Adjusted Eurodollar Rate (as defined therein) plus 2.25% (the weighted average rate at December 31, 1993 on outstanding 1989 Credit Agreement borrowings was 5.95%); $201.3 million of term loan indebtedness at December 31, 1993 under the 1992 Credit Agreement, which bears interest at the Adjusted Eurodollar Rate (as defined therein) plus 3.00% (6.375% at December 31, 1993); and $270.5 million of Secured Notes at December 31, 1993 bearing interest at the three-month Adjusted Eurodollar Rate (as defined therein) plus 2.75% (6.25% at December 31, 1993). The Company has interest rate swaps and other hedging agreements with commercial banks which effectively fix (for remaining periods of up to 3 years) the Company's interest rate on $215 million of such variable rate borrowings at average all-in rates of approximately 9.10%. The Revolving Credit Facility is scheduled to terminate on December 14, 1995, the term loan indebtedness under the 1989 and 1992 Credit Agreements is scheduled to mature on December 31, 1997 and the Secured Notes are scheduled to mature on December 1, 1998. Approximately $75 million of net proceeds of the Debt Offerings will be used to fund a portion of the Company's 1994 capital expenditures or to pay accrued and unpaid interest on the Junior Accrual Debentures as of December 1, 1994. To the extent such proceeds of the Debt Offerings are used to fund the Company's 1994 capital expenditures, the Company will use available cash or borrow under the New Revolving Credit Facility (or, to the extent available, under the Delayed Term Loan) to pay such interest.


     If the overallotment option granted as part of the Equity Offerings is exercised, proceeds from the sale of shares of Holdings Common Stock pursuant thereto will be used by the Company for general corporate purposes.


     The Company may enter into floating rate interest rate swap agreements with respect to some or all of its obligations under the Senior Notes and, if it does so, will be sensitive to prevailing interest rates for the term of such agreements, which may range from one year to the maturity of the Senior Notes.

                                 CAPITALIZATION


     The following table sets forth the historical consolidated capitalization of the Company as of December 31, 1993 and as of December 31, 1993 as adjusted for the Recapitalization Plan (at an assumed initial public offering price of $17.50 per share of Common Stock, the midpoint of the range of the anticipated high and low public offering prices per share set forth on the cover of the Prospectus relating to the Equity Offerings, for the Equity Offerings and the SIBV Investment). This table should be read in conjunction with the historical consolidated statements of operations and balance sheet of the Company and 'Pro Forma Financial Data' included elsewhere in this Prospectus.



                                                                                         DECEMBER 31, 1993
                                                                                   ------------------------------
                                                                                                  AS ADJUSTED FOR
                                                                                                        THE
                                                                                                  RECAPITALIZATION
                                                                                    ACTUAL            PLAN(a)
                                                                                   --------       ---------------
                                                                                           (IN MILLIONS)
Short-term debt (represents current maturities of long-term debt)...............   $   10.3          $    10.3
                                                                                   --------       ---------------
Long-term debt:
     New Revolving Credit Facility(b)(c)........................................   $  --             $    12.3
     Initial Term Loan(b).......................................................      --                 300.0
     Delayed Term Loan(b).......................................................      --                 900.0
     Revolving Credit Facility(c)...............................................      196.5            --
     1989 Term Loan Facility....................................................      412.3            --
     1992 Term Loan Facility....................................................      201.3            --
     Secured Notes..............................................................      270.5            --
     1993 Notes(d)..............................................................      500.0              500.0
     Senior Notes(e)............................................................         --              400.0
     Securitization Loans.......................................................      182.3              182.3
     Other senior indebtedness (excluding current maturities)...................       76.5               76.5
     Senior Subordinated Notes(f)...............................................      350.0            --
     Subordinated Debentures(f).................................................      300.0            --
     Junior Accrual Debentures(f)(g)............................................      129.7            --
                                                                                   --------       ---------------
     Total long-term debt.......................................................    2,619.1            2,371.1
                                                                                   --------       ---------------
Minority interest in subsidiary.................................................       18.0               18.0
                                                                                   --------       ---------------
Stockholder's deficit:
     Additional paid-in capital and common stock................................      731.8            1,101.0
     Retained deficit(h)........................................................   (1,789.6)          (1,844.6)
                                                                                   --------       ---------------
     Total stockholder's deficit................................................   (1,057.8)            (743.6)
                                                                                   --------       ---------------
          Total capitalization..................................................   $1,579.3          $ 1,645.5
                                                                                   --------       ---------------
                                                                                   --------       ---------------


- ------------

 (a) Until the Subordinated Debt Refinancing occurs, or if it does not occur, and assuming no open market or privately negotiated purchases of
     Subordinated   Debt  prior  to  the   Subordinated  Debt  Refinancing  (see
     'Description of Certain Indebtedness -- Terms of New Credit Agreement -- The New Bank Facilities'), the Senior Subordinated Notes, the Subordinated Debentures and the Junior Accrual Debentures will remain outstanding and no borrowings (other than those made at the closing of the Offerings) will be made under the Delayed Term Loan.


 (b) For further information about the New Revolving Credit Facility, the Initial Term Loan and the Delayed Term Loan, see 'Description of Certain Indebtedness -- Terms of New Credit Agreement'. It is anticipated that immediately following the Offerings, borrowings of $100 million will be outstanding under the Delayed Term Loan.


 (c) The amount shown for the New Revolving Credit Facility is net of available cash. Represents funds utilized under such revolving credit facilities. The maximum amount available under each of the New Revolving Credit Facility (including the amount anticipated to be drawn down upon consummation of the Recapitalization Plan) and the Revolving Credit Facility is $450 million (with up to $150 million of such amount being available for letters of credit) and $400 million (with up to $125 million of such amount being available for letters of credit), respectively. It is anticipated that immediately following the Offerings, borrowings of $65 million and letters of credit of approximately $90 million will be outstanding under the New Revolving Credit Facility. The Company expects that accrued and unpaid interest at June 1 and December 1, 1994 on the Senior Subordinated Notes and the Subordinated Debentures will be paid through internal cash flow or with additional borrowings under the New Revolving Credit Facility. See also footnote (e) below.

 (d) For further information about the 1993 Notes, see 'Description of Certain Indebtedness -- Terms of 1993 Notes'.

 (e) For further information about the Senior Notes, see 'Description of the Senior Notes'. To the extent proceeds of the Debt Offerings are used to fund a portion of the Company's 1994 capital expenditures, the Company will use available cash or borrow under the New Revolving Credit Facility (or, to the extent proceeds are available, under the Delayed Term Loan) to pay interest due on the Junior Accrual Debentures as of December 1, 1994.

 (f) For further information about the Subordinated Debt, see 'Description of Certain Indebtedness -- Terms of Subordinated Debt'.
 (g) The Junior Accrual Debentures accrete in value at the rate of 15 1/2% compounded semi-annually. The aggregate accreted value, including accrued interest, of the Junior Accrual Debentures was approximately $129.7 million at December 31, 1993 and will be approximately $148.7 million at December 1, 1994.

 (h) The change in retained earnings (deficit) as a result of the Recapitalization Plan represents $55.0 million of after-tax cost related to the extraordinary loss from early extinguishment of debt. The extraordinary loss on a pre-tax basis includes a $34.1 million write-off of existing deferred debt issuance costs, $44.6 million of call premiums, and a $5.9 million adjustment to reflect the result of marking-to-market the interest rate swaps related to the long-term debt to be repaid with borrowings under the New Credit Agreement and net proceeds of the Offerings and the SIBV Investment. See 'Pro Forma Financial Data'.


- ----------------------------------------------------------
     For information concerning possible changes in sources and uses of funds pertaining to the Recapitalization Plan, see 'Recapitalization Plan -- Sources and Uses'.

                       SELECTED HISTORICAL FINANCIAL DATA

     The following table sets forth selected consolidated financial data of the Company as of and for each of the years ended December 31, 1989, 1990, 1991, 1992 and 1993. This data should be read in conjunction with 'Management's Discussion and Analysis of Results of Operations and Financial Condition' and the consolidated financial statements of the Company and the related notes included elsewhere in this Prospectus. The selected consolidated financial data of the Company presented under the captions Operating Results and Balance Sheet Data, with the exception of the ratio of earnings to fixed charges, were derived from the consolidated financial statements of the Company, which were audited by independent auditors.

                                                                                            YEAR ENDED DECEMBER 31,
                                                                              ---------------------------------------------------
                                                                                1989           1990          1991          1992
                                                                              ---------      --------      --------      --------
                                                                               (IN MILLIONS, EXCEPT RATIOS AND STATISTICAL DATA)
OPERATING RESULTS:
  Net sales................................................................   $ 2,936.3      $2,910.9      $2,940.1      $2,998.4
  Cost of goods sold.......................................................     2,275.9       2,296.1       2,409.4       2,499.3
  Selling and administrative expenses......................................       254.9         218.8         225.2         231.4
  Restructuring charge.....................................................
  Environmental and other charges..........................................
                                                                              ---------      --------      --------      --------
  Income (loss) from operations............................................       405.5         396.0         305.5         267.7
  Recapitalization expenses................................................      (139.2)
  Interest expense.........................................................      (119.1)       (337.8)       (335.2)       (300.1)
  Other, net...............................................................         8.4           6.5           5.4           5.2
                                                                              ---------      --------      --------      --------
  Income (loss) before income taxes, equity in earnings (loss) of affiliates, minority interests, extraordinary item and cumulative
    effect of accounting changes...........................................       155.6          64.7         (24.3)        (27.2)
  Provision for (benefit from) income taxes................................        74.0          35.4          10.0          10.0
  Equity in earnings (loss) of affiliates(a)...............................        11.9          (2.2)        (39.9)          0.5
  Minority interest share of income (loss) in:
    Smurfit Newsprint Corporation..........................................         3.6           5.3           2.9          (2.7)
    CCA, prior to acquisition..............................................        24.4
                                                                              ---------      --------      --------      --------
  Income (loss) before extraordinary item and cumulative effect of
    accounting changes.....................................................        65.5          21.8         (77.1)        (34.0)
  Extraordinary item:
    Loss from early extinguishment of debt, net of income tax benefit......       (29.7)                                    (49.8)
  Cumulative effect of accounting changes:
    Postretirement benefits................................................
    Income taxes...........................................................
                                                                              ---------      --------      --------      --------
  Net income (loss)........................................................   $    35.8      $   21.8      $  (77.1)     $  (83.8)
                                                                              ---------      --------      --------      --------
                                                                              ---------      --------      --------      --------
  Ratio of earnings to fixed charges(b)....................................        2.24          1.17            (c)           (c)
                                                                              ---------      --------      --------      --------
                                                                              ---------      --------      --------      --------
OTHER DATA:
  Gross profit margin(d)...................................................        22.5%         21.1%         18.1%         16.6%
  Selling and administrative expenses as a percent of net sales............         8.7           7.5           7.7           7.7
  EBITDA(e)................................................................   $   508.8      $  525.1      $  440.9      $  407.8
  Ratio of EBITDA to interest expense......................................        4.27x         1.55x         1.32x         1.36x
  Property and timberland additions........................................   $   201.3      $  192.0      $  118.9      $   97.9
  Depreciation, depletion and amortization.................................        94.9         122.6         130.0         134.9
BALANCE SHEET DATA (AT END OF PERIOD):
  Working capital..........................................................   $   156.9      $   60.8      $   76.9      $  105.7
  Property, plant and equipment and timberland, net........................     1,422.3       1,527.3       1,525.9       1,496.5
  Total assets.............................................................     2,436.7       2,447.9       2,460.1       2,436.4
  Long-term debt (excluding current maturities)............................     2,684.4       2,636.7       2,650.4       2,503.0
  Deferred income taxes (excluding current portion)........................       145.5         168.6         158.3         159.8
  Stockholders' deficit....................................................      (921.6)       (899.4)       (976.9)       (828.9)
STATISTICAL DATA:
  Containerboard production (thousand tons)................................       1,792         1,797         1,830         1,918
  Boxboard production (thousand tons)......................................         816           809           826           832
  Newsprint production (thousand tons).....................................         582           623           614           615
  Corrugated shipping containers sold (thousand tons)......................       1,581         1,655         1,768         1,871
  Folding cartons sold (thousand tons).....................................         444           455           482           487
  Fibre reclaimed and brokered (thousand tons).............................       3,549         3,547         3,666         3,846
  Timberland owned or leased (thousand acres)..............................         992           968           978           978


                                                                       YEAR ENDED DECEMBER 31,
                                                                       -----------------------
                                                                               1993
                                                                             --------

OPERATING RESULTS:
  Net sales................................................................  $2,947.6
  Cost of goods sold.......................................................   2,573.1
  Selling and administrative expenses......................................     239.2
  Restructuring charge.....................................................      96.0
  Environmental and other charges..........................................      54.0
                                                                             --------
  Income (loss) from operations............................................     (14.7)
  Recapitalization expenses................................................
  Interest expense.........................................................    (254.2)
  Other, net...............................................................       8.1
                                                                             --------
  Income (loss) before income taxes, equity in earnings (loss) of affiliates, minority interests, extraordinary item and cumulative
    effect of accounting changes...........................................    (260.8)
  Provision for (benefit from) income taxes................................     (83.0)
  Equity in earnings (loss) of affiliates(a)...............................
  Minority interest share of income (loss) in:
    Smurfit Newsprint Corporation..........................................      (3.2)
    CCA, prior to acquisition..............................................
                                                                             --------
  Income (loss) before extraordinary item and cumulative effect of
    accounting changes.....................................................    (174.6)
  Extraordinary item:
    Loss from early extinguishment of debt, net of income tax benefit......     (37.8)
  Cumulative effect of accounting changes:
    Postretirement benefits................................................     (37.0)
    Income taxes...........................................................      20.5
                                                                             --------
  Net income (loss)........................................................  $ (228.9)
                                                                             --------
                                                                             --------
  Ratio of earnings to fixed charges(b)....................................        (c)
                                                                             --------
                                                                             --------
OTHER DATA:
  Gross profit margin(d)...................................................      12.7%
  Selling and administrative expenses as a percent of net sales............       8.1
  EBITDA(e)................................................................  $  274.2
  Ratio of EBITDA to interest expense......................................      1.08x
  Property and timberland additions........................................  $  117.4
  Depreciation, depletion and amortization.................................     130.8
BALANCE SHEET DATA (AT END OF PERIOD):
  Working capital..........................................................  $   40.0
  Property, plant and equipment and timberland, net........................   1,636.0
  Total assets.............................................................   2,597.1
  Long-term debt (excluding current maturities)............................   2,619.1
  Deferred income taxes (excluding current portion)........................     232.2
  Stockholders' deficit....................................................  (1,057.8)
STATISTICAL DATA:
  Containerboard production (thousand tons)................................     1,840
  Boxboard production (thousand tons)......................................       829
  Newsprint production (thousand tons).....................................       615
  Corrugated shipping containers sold (thousand tons)......................     1,936
  Folding cartons sold (thousand tons).....................................       475
  Fibre reclaimed and brokered (thousand tons).............................     3,907
  Timberland owned or leased (thousand acres)..............................       984


- ------------

(a) Equity in earnings (loss) of affiliates in 1991 includes after-tax charges of $29.3 million and $6.7 million for the write-off of the Company's equity investments in Temboard and PCL, respectively.

(b) For purposes of these calculations, earnings consist of income (loss) before income taxes, equity in earnings (loss) of affiliates, minority interests and extraordinary item and cumulative effect of accounting changes, plus fixed charges. Fixed charges consist of interest on indebtedness, amortization of deferred debt issuance costs and that portion of lease rental expense considered to be representative of the interest factor therein (deemed to be one-fourth of lease rental expense).

(c) For the years ended December 31, 1991, 1992 and 1993, earnings were inadequate to cover fixed charges by $26.7 million, $31.4 million and $264.2 million, respectively.

(d) Gross profit margin represents the excess of net sales over cost of goods sold divided by net sales.


(e) EBITDA represents net income before interest expense, income taxes, depreciation, depletion and amortization, equity in earnings (loss) of affiliates, minority interests, recapitalization expense, extraordinary items and cumulative effect of accounting changes and in 1993, a restructuring charge and environmental and other charges. The restructuring and environmental and other charges include $43 million of asset writedowns and $107 million of future cash expenditures. EBITDA is presented here, not as a measure of operating results, but rather as a measure of the Company's debt service ability.

                            PRO FORMA FINANCIAL DATA


     The following unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 1993 and the unaudited pro forma condensed consolidated balance sheet as of December 31, 1993 have been prepared to reflect the following: (i) the Recapitalization Plan (excluding the Subordinated Debt Refinancing) and (ii) the Recapitalization Plan (including the Subordinated Debt Refinancing). The statement of operations also includes the pro forma effect of the 1993 Notes. The pro forma effects of such transactions have been presented assuming that they occurred as of the beginning of the period presented in the unaudited pro forma condensed consolidated statement of operations. The unaudited pro forma condensed consolidated balance sheet was prepared as if the Recapitalization Plan (excluding the Subordinated Debt Refinancing) and the Recapitalization Plan (including the Subordinated Debt Refinancing) occurred as of December 31, 1993.



     The pro forma financial data set forth below in giving effect to the Recapitalization Plan assumes an initial public offering price of $17.50 per share of Common Stock, the midpoint of the range of the anticipated high and low public offering prices per share set forth on the cover of the Prospectus relating to the Equity Offerings, for the Equity Offerings and the SIBV Investment.


     The estimated transaction fees and expenses included in the following pro forma financial data are provided solely for purposes of presenting the pro forma financial data set forth below. The actual transaction fees and expenses may differ from the assumptions set forth below.

     The pro forma financial data are provided for informational purposes only and do not purport to be indicative of the Company's financial position or results which would actually have been obtained had such transactions been completed as of the date or for the periods presented, or which may be obtained in the future.

     The pro forma financial data should be read in conjunction with the historical financial statements of the Company and related notes thereto appearing elsewhere in this Prospectus.


            PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1993



                                                                   AS ADJUSTED FOR THE         AS ADJUSTED FOR THE
                                                                  RECAPITALIZATION PLAN       RECAPITALIZATION PLAN
                                                                      (EXCLUDING THE              (INCLUDING THE
                                                                       SUBORDINATED                SUBORDINATED
                                               JEFFERSON            DEBT REFINANCING)           DEBT REFINANCING)
                                                SMURFIT          ------------------------    ------------------------
                                           CORPORATION (U.S.)     PRO FORMA                   PRO FORMA
                                               HISTORICAL        ADJUSTMENTS    PRO FORMA    ADJUSTMENTS    PRO FORMA
                                           ------------------    -----------    ---------    -----------    ---------
                                                                         (IN MILLIONS)
Net sales...............................       $  2,947.6           $           $2,947.6        $           $2,947.6
Cost of goods sold......................          2,573.1                        2,573.1                     2,573.1
Selling and administrative expenses.....            239.2                          239.2                       239.2
Restructuring and other charges.........            150.0                          150.0                       150.0
                                           ------------------    -----------    ---------    -----------    ---------
Loss from operations....................            (14.7)                         (14.7 )                     (14.7 )
Interest expense(a).....................           (254.2)           10.0         (244.2 )       71.2         (183.0 )
Other -- net............................              8.1                            8.1                         8.1
                                           ------------------    -----------    ---------    -----------    ---------
Loss before income taxes, minority
  interest, extraordinary item, and
  cumulative effect of accounting
  changes...............................           (260.8)           10.0         (250.8 )       71.2         (189.6 )
Provision for (benefit) from income
  tax(b)................................            (83.0)            3.5          (79.5 )       24.9          (58.1 )
                                           ------------------    -----------    ---------    -----------    ---------
                                                   (177.8)            6.5         (171.3 )       46.3         (131.5 )
Minority interest share of loss.........              3.2                            3.2                         3.2
                                           ------------------    -----------    ---------    -----------    ---------
Loss before extraordinary item and
  cumulative effect of accounting
  changes(c)............................       $   (174.6)          $ 6.5       $ (168.1 )      $46.3       $ (128.3 )
                                           ------------------    -----------    ---------    -----------    ---------
                                           ------------------    -----------    ---------    -----------    ---------

       NOTES TO PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS


(a) Interest expense is based upon pro forma consolidated indebtedness following consummation of the 1993 Notes, the Recapitalization Plan (excluding the Subordinated Debt Refinancing), and the Recapitalization Plan (including the Subordinated Debt Refinancing) as if the transactions had been consummated as of the beginning of the period presented, as follows:


                                                                                   PRO FORMA ADJUSTMENTS
                                                                   ------------------------------------------------------
                                                                                YEAR ENDED DECEMBER 31, 1993
                                                                   ------------------------------------------------------
                                                                       AS ADJUSTED FOR THE          AS ADJUSTED FOR THE
                                                                      RECAPITALIZATION PLAN        RECAPITALIZATION PLAN
                                                                         (EXCLUDING THE               (INCLUDING THE
                                                                        SUBORDINATED DEBT            SUBORDINATED DEBT
                                                                          REFINANCING)                 REFINANCING)
                                                                   ---------------------------    -----------------------
                                                                                       (IN MILLIONS)
1993 Notes:
     Net increase of interest expense, interest rate swap
       payments and mark-to-market adjustment, and amortization
       of related deferred debt issuance costs in connection
       with the issuance of the 1993 Notes and repayment of
       existing indebtedness(1).................................             $   5.3                      $   5.3
                                                                             -------                      -------
                                                                                 5.3                          5.3
Recapitalization Plan:
     Interest expense related to New Revolving Credit Facility,
       Initial Term Loan, Delayed Term Loan and Debt
       Offerings(2)(5)..........................................                55.9                         55.9
     Net reduction of interest expense, interest rate swap
       payments and amortization of related deferred debt
       issuance costs on indebtedness assumed to be
       retired(3)...............................................               (76.7)                       (76.7)
     Amortization of deferred debt issuance costs associated
       with the above debt(4)...................................                 5.5                          5.5
                                                                             -------                      -------
                                                                               (15.3)                       (15.3)
Subordinated Debt Refinancing:
     Interest expense related to Delayed Term Loan(5)...........                                             45.7
     Net reduction of interest expense and amortization of
       related deferred debt issuance costs on indebtedness
       assumed to be retired(6).................................                                           (110.6)
     Amortization of deferred debt issuance costs associated
       with the above debt(4)...................................                                              3.7
                                                                                                          -------
                                                                                                            (61.2)
                                                                             -------                      -------
Net decrease of interest expense................................             $ (10.0)                     $ (71.2)
                                                                             -------                      -------
                                                                             -------                      -------


- ------------

(1) Represents the actual interest expense incurred, amortization of related deferred debt issuance costs, and cash payments and the mark-to-market adjustment of the related interest rate swap agreements during the year ended December 31, 1993 on indebtedness assumed to be retired in the refinancing of the term loan indebtedness under the 1989 Credit Agreement in connection with the 1993 Notes. The pro forma condensed consolidated statement of operations assumes that the interest rate swap agreements on debt assumed to be retired were marked-to-market as of the beginning of the period presented. The loss associated with marking these agreements to market was treated as an extraordinary charge and therefore does not appear in the pro forma statements of operations. See Note (c) to the pro forma condensed consolidated statement of operations.


(2) Interest expense on the New Revolving Credit Facility is at the Adjusted LIBOR Rate (as defined below) plus 2.5% and on the Initial Term Loan at the Adjusted LIBOR Rate plus 3.00%. Assumes the Debt Offerings are swapped to a floating interest rate of LIBOR plus 3.45% (average rate of approximately 6.66% for the year ended December 31, 1993) for the Series B Senior Notes and to a floating interest rate of LIBOR plus 3.94% (average rate of approximately 7.15% for the year ended December 31, 1993) for the Series A Senior Notes. A change in the interest rate of .25% would change interest expense on the New Revolving Credit Facility, the Initial Term Loan and the Debt Offerings by approximately $1.9 million for the year ended December 31, 1993.


(3) Represents the actual interest expense incurred, amortization of related deferred debt issuance costs, and cash payments under swap agreements during the year ended December 31, 1993 on indebtedness assumed to be repaid with the proceeds from the Equity Offerings, Debt Offerings and the Initial Term Loan. Assumes that the interest rate swap agreements on debt assumed to be repaid were marked-to-market as of the beginning of the period presented. The loss associated with marking these agreements to market was treated as an extraordinary charge and therefore does not appear in the pro forma statements of operations. See Note (c) to the pro forma condensed consolidated statement of operations.

(4) Deferred debt costs will be amortized over the term of the related debt.


(5) Interest expense on the Delayed Term Loan is at the Adjusted LIBOR Rate plus 2.50%. A change in the interest rate of .25% would change interest expense on the Delayed Term Loan by approximately $2.3 million for the year ended December 31, 1993.



(6) Represents the actual interest expense incurred and amortization of related deferred debt issuance costs during the year ended December 31, 1993 on indebtedness assumed to be retired by the Subordinated Debt Refinancing.

(b) Tax expense related to reduction in the interest expense at an effective tax rate of 35.0%.

(c) The preceding historical statement of operations for the year ended December 31, 1993 excludes an after tax extraordinary loss of $37.8 million resulting from the early extinguishment of debt as a result of the 1993 Notes. The following details the additional nonrecurring charges resulting from the Recapitalization Plan including and excluding the Subordinated Debt Refinancing. These charges would be treated as an extraordinary loss from early extinguishment of debt and consequently are not included on the pro forma statements of operations:


                                                                     PRO FORMA ADJUSTMENTS
                                                   ----------------------------------------------------------
                                                                  YEAR ENDED DECEMBER 31, 1993
                                                   ----------------------------------------------------------
                                                       AS ADJUSTED FOR THE            AS ADJUSTED FOR THE
                                                      RECAPITALIZATION PLAN          RECAPITALIZATION PLAN
                                                         (EXCLUDING THE                 (INCLUDING THE
                                                        SUBORDINATED DEBT              SUBORDINATED DEBT
                                                          REFINANCING)                   REFINANCING)
                                                   ---------------------------    ---------------------------
                                                                         (IN MILLIONS)
1993 Notes:
     Write-off of existing deferred debt
       issuance costs related to long-term debt
       repaid...................................              $ 2.6                          $ 2.6
     Impact of marking-to-market the interest
       rate swap agreements related to the 1993
       Notes....................................               (2.4)                          (2.4)
                                                             ------                         ------
                                                                 .2                             .2
Recapitalization Plan:
     Write-off of existing deferred debt
       issuance costs related to indebtedness
       assumed to be retired and consent fees...                7.7                            7.7
     Impact of marking-to-market the interest
       rate swap agreements.....................               12.5                           12.5
                                                             ------                         ------
                                                               20.2                           20.2
Subordinated Debt Refinancing:
     Write-off of deferred debt issuance costs
       related to subordinated debt repaid or
       retired..................................                                              26.7
     Premiums paid on subordinated debt
       retired..................................                                              44.6
                                                             ------                         ------
                                                                                              71.3
                                                             ------                         ------
                                                               20.4                           91.7
Assumed tax benefit at 35%......................                7.1                           32.1
                                                             ------                         ------
Pro forma adjustment to extraordinary item......               13.3                           59.6
Extraordinary item, net of income tax benefit of
  $21.7 million on a historical basis...........               37.8                           37.8
                                                             ------                         ------
Pro forma extraordinary item, net of tax
  benefit.......................................              $51.1                          $97.4
                                                             ------                         ------
                                                             ------                         ------

                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                               DECEMBER 31, 1993


                                                                                  AS ADJUSTED FOR THE
                                                                                 RECAPITALIZATION PLAN
                                                                                     (EXCLUDING THE
                                                                 JEFFERSON         SUBORDINATED DEBT
                                                                  SMURFIT             REFINANCING)
                                                                CORPORATION    --------------------------
                                                                  (U.S.)        PRO FORMA
                                                                HISTORICAL     ADJUSTMENTS      PRO FORMA
                                                                -----------    -----------      ---------
                                                                              (IN MILLIONS)
                           ASSETS
Current assets
     Cash and cash equivalents...............................    $    44.2      $    77.0(a)    $  121.2
     Receivables.............................................        243.2                         243.2
     Inventories.............................................        233.3                         233.3
     Refundable income taxes.................................           .7                            .7
     Deferred income taxes...................................         41.9                          41.9
     Prepaid expenses and other current assets...............          5.2                           5.2
                                                                -----------    -----------      ---------
          Total current assets...............................        568.5           77.0          645.5
Property, plant and equipment, net...........................      1,374.5                       1,374.5
Timberland, net..............................................        261.5                         261.5
Deferred debt issuance costs.................................         52.3           58.6(b)       110.9
Goodwill, less accumulated amortization......................        261.4                         261.4
Other assets.................................................         78.9                          78.9
                                                                -----------    -----------      ---------
          Total assets.......................................    $ 2,597.1      $   135.6       $2,732.7
                                                                -----------    -----------      ---------
                                                                -----------    -----------      ---------
            LIABILITIES AND STOCKHOLDER'S DEFICIT
Current liabilities
     Current maturities of long-term debt....................    $    10.3                      $   10.3
     Accounts payable........................................        270.6                         270.6
     Other accrued expenses..................................        247.6      $    (1.3)(a)      246.3
                                                                -----------    -----------      ---------
          Total current liabilities..........................        528.5           (1.3)         527.2
Existing long-term debt, less current maturities:
     Nonsubordinated.........................................      1,839.4       (1,080.6)(c)      758.8
     Subordinated............................................        779.7                         779.7
New Revolving Credit Facility................................                        65.0(c)        65.0
Initial Term Loan............................................                       300.0(c)       300.0
Delayed Term Loan............................................                       100.0(c)       100.0
Debt Offerings...............................................                       400.0(c)       400.0
Other long-term liabilities..................................        257.1                         257.1
Deferred income taxes........................................        232.2           (5.9)(d)      226.3
Minority interests...........................................         18.0                          18.0
Stockholder's deficit
     Common stock and additional paid-in capital.............        731.8          369.2(e)     1,101.0
     Retained deficit........................................     (1,789.6)         (10.8)(f)   (1,800.4)
                                                                -----------    -----------      ---------
          Total stockholder's deficit........................     (1,057.8)         358.4          699.4
                                                                -----------    -----------      ---------
                                                                 $ 2,597.1      $   135.6        2,732.7
                                                                -----------    -----------      ---------
                                                                -----------    -----------      ---------


                                                                                   AS ADJUSTED FOR THE
                                                                                  RECAPITALIZATION PLAN
                                                                      (INCLUDING THE SUBORDINATED DEBT REFINANCING)

                                                               ------------------------------------------------------------

                                                                        PRO FORMA
                                                                       ADJUSTMENTS                       PRO FORMA

                                                               ---------------------------      ---------------------------
                                                                                      (IN MILLIONS)

                           ASSETS
Current assets
     Cash and cash equivalents...............................           $                                $    44.2
     Receivables.............................................                                                243.2
     Inventories.............................................                                                233.3
     Refundable income taxes.................................                                                   .7
     Deferred income taxes...................................                                                 41.9
     Prepaid expenses and other current assets...............                                                  5.2
                                                                      -----------                      -----------
          Total current assets...............................                                                568.5
Property, plant and equipment, net...........................                                              1,374.5
Timberland, net..............................................                                                261.5
Deferred debt issuance costs.................................                35.3(b)                          87.6
Goodwill, less accumulated amortization......................                                                261.4
Other assets.................................................                                                 78.9
                                                                      -----------                      -----------
          Total assets.......................................           $    35.3                        $ 2,632.4
                                                                      -----------                      -----------
                                                                      -----------                      -----------
            LIABILITIES AND STOCKHOLDER'S DEFICIT
Current liabilities
     Current maturities of long-term debt....................                                            $    10.3
     Accounts payable........................................                                                270.6
     Other accrued expenses..................................                (1.3)(a)                        246.3
                                                                      -----------                      -----------
          Total current liabilities..........................                (1.3)                           527.2
Existing long-term debt, less current maturities:
     Nonsubordinated.........................................            (1,080.6)(c)                        758.8
     Subordinated............................................              (779.7)(c)
New Revolving Credit Facility................................                12.3(c)                          12.3
Initial Term Loan............................................               300.0(c)                         300.0
Delayed Term Loan............................................               900.0(c)                         900.0
Debt Offerings...............................................               400.0(c)                         400.0
Other long-term liabilities..................................                                                257.1
Deferred income taxes........................................               (29.6)(d)                        202.6
Minority interests...........................................                                                 18.0
Stockholder's deficit
     Common stock and additional paid-in capital.............               369.2(e)                       1,101.0
     Retained deficit........................................               (55.0)(f)                     (1,844.6)
                                                                      -----------                      -----------
          Total stockholder's deficit........................               314.2                           (743.6)
                                                                      -----------                      -----------
                                                                        $    35.3                        $ 2,632.4
                                                                      -----------                      -----------
                                                                      -----------                      -----------

            NOTES TO PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET


(a) Represents increase in cash and net reduction in accrued expenses as a result of the Recapitalization Plan. Assumes approximately $75 million of net proceeds of the Debt Offerings will be used to pay interest on the Junior Accrual Debentures.



(b) Net increase in deferred debt issuance is summarized as follows:



                                                                     PRO FORMA ADJUSTMENTS
                                                   ----------------------------------------------------------
                                                                       DECEMBER 31, 1993
                                                   ----------------------------------------------------------
                                                       AS ADJUSTED FOR THE            AS ADJUSTED FOR THE
                                                      RECAPITALIZATION PLAN          RECAPITALIZATION PLAN
                                                         (EXCLUDING THE                 (INCLUDING THE
                                                        SUBORDINATED DEBT              SUBORDINATED DEBT
                                                          REFINANCING)                   REFINANCING)
                                                   ---------------------------    ---------------------------
                                                                         (IN MILLIONS)
Estimated costs and expenses associated with the
  Recapitalization Plan which will be
  capitalized and amortized over the term of the
  Debt Offerings, Initial and Delayed Term Loan
  and the New Revolving Credit Facility.........              $68.2                          $68.2
Reduction in deferred debt issuance costs
  related to the existing long-term debt to be
  repaid or retired.............................               (9.6)                         (32.9)
                                                             ------                         ------
                                                              $58.6                          $35.3
                                                             ------                         ------
                                                             ------                         ------



(c) Represents repayment of existing nonsubordinated indebtedness and subordinated indebtedness and issuance of new indebtedness under the Debt Offerings, the New Revolving Credit Facility and the Initial and Delayed Term Loans, including payments of fees and expenses of $77.2 million in connection with the Recapitalization Plan including Subordinated Debt Refinancing.


(d) Changes in deferred taxes related to the tax benefit of the extraordinary loss from early extinguishment of debt.


(e) Issuance of $400 million common equity net of $30.8 million in fees and expenses related to the Equity Offerings.



(f) Represents the after-tax costs related to the extraordinary loss from early extinguishment of debt as a result of the Recapitalization Plan and Subordinated Debt Refinancing. Summarized as follows:



                                                                           PRO FORMA ADJUSTMENTS
                                                               ----------------------------------------------
                                                                             DECEMBER 31, 1993
                                                               ----------------------------------------------
                                                                AS ADJUSTED FOR THE      AS ADJUSTED FOR THE
                                                               RECAPITALIZATION PLAN    RECAPITALIZATION PLAN
                                                                  (EXCLUDING THE           (INCLUDING THE
                                                                 SUBORDINATED DEBT        SUBORDINATED DEBT
                                                                   REFINANCING)             REFINANCING)
                                                               ---------------------    ---------------------
                                                                               (IN MILLIONS)
Write-off of existing deferred debt issuance costs related
  to long-term debt repaid or retired and write-off of
  consent fees and miscellaneous expenses...................           $10.8                    $34.1
Adjustment to reflect the result of marking-to-market the
  interest rate swaps related to long-term debt to be repaid
  with the proceeds of the Recapitalization Plan............             5.9                      5.9
Call premiums on existing subordinated debt to be repaid or
  retired...................................................                                     44.6
                                                                      ------                   ------
                                                                        16.7                     84.6
Assumed tax benefit at 35.0%................................            (5.9)                   (29.6)
                                                                      ------                   ------
                                                                       $10.8                    $55.0
                                                                      ------                   ------
                                                                      ------                   ------

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION

     The following discussion and analysis should be read in conjunction with the selected historical financial data and the historical consolidated financial statements of the Company. Except as otherwise indicated, the following discussion relates solely to historical results and does not consider the potential impact from the Recapitalization Plan.

GENERAL

  INDUSTRY CONDITIONS


     Sales of containerboard and corrugated shipping containers, two of the Company's most important products, are generally subject to changes in industry capacity and cyclical changes in the economy, both of which can significantly impact selling prices and the Company's profitability. Operating rates in the industry during 1992 and 1991 were at high levels relative to demand, which was lower due to the sluggish U.S. economy and a decline in export markets. This imbalance resulted in excess inventories in the industry and lower prices for the Company's containerboard and corrugated shipping container products, which began early in 1991 and continued throughout 1992 and most of 1993. From the first quarter of 1991 through the third quarter of 1993 industry linerboard prices fell from $347 per ton to $295 per ton. During 1993, industry operating rates were lower as many containerboard producers, including the Company, took downtime at containerboard mills to reduce the excess inventories. By the end of the third quarter of 1993, inventory levels had decreased significantly. The lower level of inventories and the stronger U.S. economy provided what the Company believes were improved market conditions late in 1993, enabling the Company and other producers to implement a $25 per ton price increase for linerboard. A further linerboard increase of $30 per ton was implemented by all major integrated containerboard producers, including the Company, effective March 1, 1994.



     Newsprint prices have fallen substantially since 1990 due to supply and demand imbalances. During 1991 and 1992, new capacity of approximately 2.0 million tons annually came on line, representing an approximate 12% increase in supply. At the same time, U.S. consumption of newsprint fell, due to declines in readership and ad linage. As prices fell, certain high cost, virgin paper machines, primarily in Canada, representing approximately 1.2 million tons of annual production capacity, were shut down and remained idle during 1993. While supply was diminished, a price increase announced for 1993 was unsuccessful. Although market demand has improved in the fourth quarter of 1993, the Company does not expect significant improvement in prices before the second quarter of 1994.


     In addition, prices for many of the Company's other products, including solid bleached sulfate, recycled boxboard, folding cartons and reclaimed fibre weakened in 1993 and 1992. While the effect of the reclaimed fibre price decreases is unfavorable to the reclamation products division, it is favorable to the Company overall because of the reduction in fibre cost to the Company's paper mills that use reclaimed fibre. The Company has taken various steps to extend its business into less cyclical product lines, such as industrial packaging and consumer packaging.

     As a result of these industry conditions, the Company's gross margin declined from 18.1% in 1991 to 16.6% in 1992 and 12.7% in 1993.

     The Company's sales and profitability have historically been more sensitive to price changes than changes in volume. There can be no assurance that announced price increases for the Company's products can be implemented, or that prices for the Company's products will not decline from current levels.

  COST REDUCTION INITIATIVES

     The recent cyclical downturn in the Paperboard/Packaging Products segment has led management to undertake several major cost reduction initiatives. In 1991, the Company implemented an austerity program to freeze staff levels, defer certain discretionary spending programs and more aggressively manage capital expenditures and working capital in order to conserve cash and reduce interest expense. While these measures successfully reduced expenses and increased cash flow, the length and extent of the industry downturn led the Company, in 1993, to initiate a new six year plan to reduce costs, increase volume and improve product mix (the 'Plan').

     The Plan is a systematic Company-wide effort designed to improve the cost competitiveness of all the Company's operating facilities and staff functions. In addition to increases in volume and improvements in product mix resulting from a focus on less commodity oriented business at its converting operations, the program will focus on opportunities to reduce costs and other measures, including (i) productivity improvements, (ii) capital projects which provide high returns and quick paybacks, (iii) reductions in fibre cost, (iv) reductions in the purchase cost of materials, (v) reductions in personnel costs and (vi) reductions in waste cost. See 'Business -- Business Strategy'.


     RESTRUCTURING PROGRAM


     To further counteract the downturn in the industries in which the Company operates, management examined its cost and operating structure and developed a restructuring program (the 'Restructuring Program') to improve its long-term competitive position. As a result of management's review, in September 1993, the Company recorded a pre-tax charge of $96 million including a provision for direct expenses associated with (i) plant closures (consisting primarily of employee severance and termination benefits, lease termination costs, and environmental costs); (ii) asset write-downs (consisting primarily of write-off of machinery no longer used in production and nonperforming machine upgrades);
(iii) employee severance and termination benefits for the elimination of salaried and hourly personnel in operating and management realignment; and (iv) relocation of employees and consolidation of plant operations. Management anticipates that it will take approximately two to three years to complete the Restructuring Program due to ongoing customer demands. The Restructuring Program is expected to reduce production costs, employee expenses and depreciation charges. As part of the Restructuring Program, the Company closed certain high cost operating facilities, including a coated recycled boxboard mill and five converting plants, in January 1994. While future benefits of the Restructuring Program are uncertain, the operating losses in 1993 for the plants shut down in January 1994 and those contemplated in the future were $31 million. While the Company believes that it would have realized financial benefits in 1993 had these plants been shut down at the beginning of the year, and that it will realize such benefits in future periods, no assurances can be given in this regard and, in particular, no assurances can be given as to what portion of such loss would not have been realized in 1993 had such plants been shut down for the entire year.



     The $96 million charge consists of approximately $43 million for the write-down of assets at closed facilities and certain other nonproductive assets and $53 million of future cash expenditures. The Company anticipates that the cash expenditures will be funded through operations. Significant anticipated cash expenditures reflected in the above amount include $33 million of plant closure costs, $5 million of employee severance and termination benefits and $7 million of consolidation and relocation of plant employees and equipment, a substantial portion of which will be paid in 1994, 1995 and 1996.



     ENVIRONMENTAL MATTERS



     The Company recorded a provision of $54 million of which $39 million relates to environmental matters, representing asbestos and PCB removal, solid waste cleanup at existing and former operating sites, and expenses for response costs at various sites where the Company has received notice that it is a potentially responsible party ('PRP'). As discussed under 'Risk Factors -- Environmental Matters' and 'Business -- Environmental Matters', the Company, as well as other companies in the industry, faces potential environmental liability related to various sites at which wastes have allegedly been deposited. The Company has received notice that it is or may be a PRP at a number of federal and state sites (the 'Sites') where remedial action may be required. Because the laws that govern the clean up of waste disposal sites have been construed to authorize joint and several liability, government agencies or other parties could seek to recover all response costs for any Site from any one of the PRPs for such Site, including the Company, despite the involvement of other PRPs. Although the Company is unable to estimate the aggregate response costs in connection with the remediation of all Sites, if the Company were held jointly and severally liable for all response costs at some or all of the Sites, it would have a material adverse effect on the financial condition and results of operations of the Company. However, joint and several liability generally has not in the past been imposed on PRPs, and, based on such past practice, the Company's past experience and the financial conditions of other PRPs with respect to the Sites, the Company does not expect to be held jointly and severally liable for all response costs at any Site. Liability at waste disposal sites is typically shared with other PRPs and costs generally are allocated according to relative volumes of waste deposited. At most Sites, the waste attributed to the Company is a very small portion of the total waste deposited at the Site (generally significantly less than 1%). There are approximately ten Sites where final settlement has not been reached and where the Company's potential liability is expected to exceed de minimis levels. Accordingly, the Company believes that its estimated total probable liability for response costs at the Sites was adequately reserved at December 31, 1993. Further, the estimate takes into consideration the number of other PRPs at each site, the identity, and financial position of such parties, in light of the joint and several nature of the liability, but does not take into account possible insurance coverage or other similar reimbursement.


RESULTS OF OPERATIONS

     The following tables present net sales on a segment basis for the years ended December 31, 1993, 1992 and 1991 and an analysis of period-to-period increases (decreases) in net sales (in millions):

                              NET SALES BY SEGMENT

                                                                            YEAR ENDED DECEMBER 31,
                                                                        --------------------------------
                                                                          1993        1992        1991
                                                                        --------    --------    --------
Paperboard/Packaging Products........................................   $2,699.5    $2,751.0    $2,653.9
Newsprint............................................................      248.1       247.4       286.2
                                                                        --------    --------    --------
     Total net sales.................................................   $2,947.6    $2,998.4    $2,940.1
                                                                        --------    --------    --------
                                                                        --------    --------    --------

                               NET SALES ANALYSIS

                                                                                 1993           1992
                                                                              COMPARED TO    COMPARED TO
                                                                                 1992           1991
                                                                              -----------    -----------
Increase (decrease) due to:
     Sales price and product mix
          Paperboard/Packaging Products....................................     $ (91.2)       $    .8
          Newsprint........................................................        (3.0)         (39.4)
                                                                              -----------    -----------
                                                                                  (94.2)         (38.6)
     Sales volume
          Paperboard/Packaging Products....................................        15.8           88.7
          Newsprint........................................................         3.7             .6
                                                                              -----------    -----------
                                                                                   19.5           89.3
     Acquisitions and new facilities
          Paperboard/Packaging Products....................................        34.9            9.8
     Plant closings and asset distributions
          Paperboard/Packaging Products....................................       (11.0)          (2.2)
                                                                              -----------    -----------
               Total net sales increase (decrease).........................     $ (50.8)       $  58.3
                                                                              -----------    -----------
                                                                              -----------    -----------

1993 COMPARED TO 1992

     The Company's net sales for 1993 decreased 1.7% to $2.95 billion compared to $3.0 billion in 1992. Net sales decreased 1.9% in the Paperboard/Packaging Products segment and increased 0.3% in the Newsprint segment.

     The decrease in Paperboard/Packaging Products segment sales for 1993 was due primarily to lower prices and changes in product mix for containerboard, corrugated shipping containers and folding cartons. This decrease was partially offset by an increase in sales volume primarily of corrugated shipping containers, which set a record in 1993. A newly constructed corrugated container facility and several minor acquisitions in 1992 caused net sales to increase $34.9 million for 1993.

     The net sales increase in the Newsprint segment was a result of an increase in sales volume in 1993 compared to 1992, partially offset by a decline in sales prices.


     Cost of goods sold as a percent of net sales for 1993 and 1992 were 85.9% and 81.9%, respectively, for the Paperboard/Packaging Products segment and 102.8% and 99.0%, respectively, for the Newsprint segment. The increase in cost of goods sold as a percent of net sales for the Paperboard/Packaging Products segment was due primarily to the aforementioned changes in pricing and product mix. The increase in the cost of goods sold as a percent of net sales for the Newsprint segment was due primarily to the higher cost of energy and fibre and decreases in sales price. In 1993, the Company changed the estimated depreciable lives of its paper machines and major converting equipment. These changes were made to better reflect the estimated periods during which the assets will remain in service and were based upon the Company's historical experience and comparable industry practice. These changes were made effective January 1, 1993 and had the effect of reducing depreciation expense by $17.8 million and decreasing the 1993 net loss by $11.0 million.


     Selling and administrative expenses increased to $239.2 million (3.4%) for 1993 compared to $231.4 million for 1992. The increase was due primarily to higher provisions for retirement costs, acquisitions, new facilities and other costs.

     In order to minimize significant year-to-year fluctuations in pension cost caused by financial market volatility, the Company changed, effective January 1, 1993, the method of accounting for the recognition of fluctuations in the market value of pension assets. The effect of this change on 1993 results of operations, including the cumulative effect of prior years, was not material. See Note 8 to the Company's consolidated financial statements.

     The Company reduced its weighted average discount rate in measuring its pension obligations from 8.75% to 7.6% and its rate of increase in compensation levels from 5.5% to 4.0% at December 31, 1993. The net effect of changing these assumptions was the primary reason for the increase in the projected benefit obligations and the changes are expected to increase pension cost by approximately $3.4 million in 1994.


     As a result of the $96 million restructuring charge, the $54 million environmental and other charges, and the lower margins, primarily for newsprint and containerboard products, the Company had a loss from operations of $14.7 million for 1993, compared to $267.7 million income from operations for 1992.


     Interest expense for 1993 declined $45.9 million due to lower effective interest rates and the lower level of subordinated debt outstanding resulting primarily from the 1992 Transaction (as defined below).

     The benefit from income taxes for 1993 was $83.0 million compared to a tax provision of $10.0 million in 1992. The significant difference in the income tax provision from 1993 to 1992 results from the use of the liability method of accounting which restored deferred income taxes and increased the related asset values for tax effects previously recorded as a reduction of the carrying amount of the related assets under prior business combinations. The Company's effective tax rate for 1993 was lower than the Federal statutory tax rate due to the nondeductibility of goodwill amortization and a $5.7 million provision to adjust deferred tax assets and liabilities in 1993 due to the enacted Federal income tax rate change from 34% to 35%.

     Effective  January  1, 1993,  the  Company adopted  Statement  of Financial
Accounting Standards ('SFAS') No. 109, 'Accounting for Income Taxes' and SFAS No. 106, 'Employers' Accounting for Postretirement Benefits Other Than Pensions'. The cumulative effect of adopting SFAS No. 109 was to increase net income for 1993 by approximately $20.5 million. The cumulative effect of adopting SFAS No. 106 was to decrease net income for 1993 by approximately $37 million. The Company will adopt SFAS No. 112 'Employers' Accounting for Postemployment Benefits' in 1994, the effect of which is not expected to be material.

     The loss before extraordinary item and cumulative effect of accounting changes for 1993 was $174.6 million, compared to $34.0 million for the comparable period in 1992. The Company recorded an extraordinary loss of $37.8 million (net of income tax benefits of $21.7 million) for the early extinguishment of debt associated with the issuance of the 1993 Notes.


1992 COMPARED TO 1991

     Net sales for 1992 increased to $3.0 billion (2.0%) compared to $2.94 billion in 1991. Net sales increased 3.7% in the Paperboard/Packaging Products segment and decreased 13.6% in the Newsprint segment.

     The increase in Paperboard/Packaging Products segment sales was due primarily to a 5.6% increase in sales volume for corrugated shipping containers. Segment sales were also positively affected by increases in sales volumes for papertubes and partitions and to a lesser extent for folding cartons and reclamation products. Prices of containerboard products improved over 1991 but did not increase sufficiently to cover cost increases, causing margins to be somewhat lower in 1992. Prices for most of the Company's other packaging products have declined compared to 1991. A minor acquisition in 1992 and the operation of new facilities in the Paperboard/Packaging Products segment resulted in an increase in net sales of $9.8 million, while plant closings caused net sales to decrease by $2.2 million.

     The net sales decrease in the Newsprint segment was a result of the lower sales prices as discussed above. Newsprint sales volume for 1992 was virtually the same as 1991.

     The Company continued to benefit from certain austerity measures first implemented during 1991 to help offset the impact of the recession. These measures had a positive effect on cost of goods sold and selling and administrative expenses. Cost of goods sold as a percent of net sales for 1992 and 1991 were 81.9% and 81.8%, respectively, for the Paperboard/Packaging Products segment and 99.0% and 83.1% respectively, for the Newsprint segment. The increase in the Newsprint segment was due primarily to the aforementioned decrease in sales price.

     Selling and administrative expense as a percent of net sales for 1992 was 7.7%, unchanged from 1991. The Company continues to benefit from certain cost containment measures implemented in 1991 to reduce expenses to help offset the impact of the recession and inflation.

     Income from operations for 1992 decreased 12.4% to $267.7 million as a result of the low average selling prices for newsprint and packaging products discussed above.

     Interest expense for 1992 was lower by $35.1 million, due to lower effective interest rates and the lower level of debt outstanding as a result of the 1992 Transaction. During 1992, the Company replaced $425.0 million of mature swaps with $400.0 million of the new two-year fixed interest rate swaps at an annual savings of approximately 3.8% on such amount (equivalent to an annual savings of approximately $15.1 million).


     The Company recorded a $10.0 million income tax provision in both 1992 and 1991 on income before income taxes, equity in earnings (loss) of affiliates and extraordinary item of $27.2 million and $24.3 million, respectively. The tax provisions for 1992 and 1991 were higher than the Federal statutory tax rate due to several factors, the most significant of which was the impact of permanent differences from applying purchase accounting.



     Equity in loss of affiliates for 1991 included a write-down of $36.0 million with respect to the Company's equity investments in Temboard and Company Limited Partnership and PCL Industries Limited. See Note 3 to the Company's consolidated financial statements. For 1992 the Company had an extraordinary loss of $49.8 million (net of income tax benefits of $25.8 million) for the early extinguishment of debt associated with the 1992 Transaction (as defined below).


IMPACT OF INFLATION AND CHANGING PRICES

     The Company uses the LIFO method of accounting for approximately 81% of its inventories. Under this method, the cost of products sold reported in the financial statements approximates current cost and thus reduces the distortion in reported income due to increasing costs. In recent years, inflation has not had a material effect on the financial position or results of operations of the Company.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary uses of cash for the next several years will be principal and interest payments on its indebtedness and capital expenditures.


     In April 1993, the Company issued $500 million aggregate principal amount of the 1993 Notes. Proceeds of the 1993 Notes were used to refinance a substantial portion of indebtedness in order to improve operating and financial flexibility by extending maturities of indebtedness and improving liquidity. As a result of the issuance of the 1993 Notes, there are no significant scheduled payments due on bank term loans until June 1996 (assuming the Bank Debt Refinancing is not consummated). In connection with the issuance of the 1993 Notes, SIBV committed to purchase up to $200 million aggregate principal amount of 11 1/2% Junior Subordinated Notes maturing 2005, the proceeds of which must be used to repurchase or otherwise retire Subordinated Debt. The above commitment will be terminated upon the consummation of the Offerings.



     Holdings and the Company are implementing the Recapitalization Plan to repay or refinance a substantial portion of their indebtedness in order to improve operating and financial flexibility by (i) reducing the level and overall cost of their debt, (ii) extending maturities of indebtedness, (iii) increasing stockholders' equity and (iv) increasing their access to capital markets. The Recapitalization Plan includes (i) the Debt Offerings, (ii) the Equity Offerings, (iii) the SIBV Investment, and (iv) the New Credit Agreement consisting of the New Revolving Credit Facility and the New Term Loans. Proceeds of the Recapitalization Plan, exclusive of funds used to effect the Subordinated Debt Refinancing (including the remaining borrowings under the Delayed Term Loan and available proceeds of the Debt Offerings), will be used to refinance all of the Company's indebtedness under the 1989 and 1992 Credit Agreements and the Secured Notes. Available proceeds of the Debt Offerings, remaining borrowings under the Delayed Term Loan and, to the extent required, borrowings under the New Revolving Credit Facility or available cash shall be used to redeem or repurchase the Subordinated Debt on approximately December 1, 1994. It is anticipated that immediately following the Offerings, borrowings of $65 million and letters of credit of approximately $90 million will be outstanding under the New Revolving Credit Facility. After giving effect to the Recapitalization Plan on a pro forma basis, at December 31, 1993 the Company would have had approximately $2,371.1 million of total long-term debt outstanding, all of which would have been senior debt, as compared to $2,619.1 million of long-term debt actually outstanding. After completion of the Recapitalization Plan there will be no significant scheduled payments due on bank debt (other than required payments out of 'excess cash', if any) until 18 months following consummation of the Offerings, at which time approximately $46.0 million will be payable. Assuming consummation of the Recapitalization Plan (whether including or excluding the Subordinated Debt Refinancing), the Company does not currently anticipate that it will experience any liquidity problems which would cause it to fail to make any scheduled payment on its bank debt. As discussed below, the Company expects that liquidity will be provided by its operations and through the utilization of unused borrowing capacity under the New Credit Agreement and the Securitization.



     The Company's earnings are significantly affected by the amount of interest on its indebtedness. At December 31, 1993, the Company had $215 million of variable rate debt which had been swapped to a weighted average fixed rate of approximately 9.1%. The Company also had interest rate swap agreements related to the Securitization that effectively converted $95 million of fixed rate borrowings to a variable rate of 5.6% (at December 31, 1993) and converted $80 million of variable rate borrowings to a fixed rate of 7.2% through January 1996. In addition, the Company is party to interest rate swap agreements related to the 1993 Notes which convert $500 million of fixed rate borrowings to a variable rate of 8.6% (at December 31, 1993).


     Capital expenditures consist of property and timberland additions and acquisitions of businesses. Capital expenditures for 1993, 1992 and 1991 were $117.4 million, $97.9 million and $118.9 million, respectively. Financing arrangements entered into in connection with the 1989 Transaction impose an annual limit on future capital expenditures, as defined in the financing arrangements, of approximately $125.0 million. The capital spending limit is subject to increase in any year if the prior year's spending was less than the maximum amount allowed. For 1993, such carryover from 1992 was $75 million. Because the Company has invested heavily in its core businesses over the last several years, management believes the annual limitation on capital expenditures should not impair its plans for maintenance, expansion and continued modernization of its facilities. It is expected that the New Credit Agreement will contain limitations on capital expenditures substantially similar to those contained in the financing arrangements entered into in connection with the 1989 Transaction. The Company anticipates making capital expenditures of approximately $140 million in 1994.

     Under the terms of the Old Bank Facilities, the Company is required to comply with certain financial covenants, including maintenance of quarterly and annual interest coverage ratios and earnings, as defined. In anticipation of violating these financial covenants at September 30, 1993, the Company requested and received waivers from its lender group, and in December, 1993 amended the Old Bank Facilities to modify financial covenants. The Company was in compliance with the amended covenants at December 31, 1993. The Company expects to have similar covenants in the New Credit Agreement.

     Operating activities have historically been the major source of cash for the Company's working capital needs, capital expenditures and debt payments. For 1993 and 1992, net cash provided by operating activities was $78.2 million and $145.7 million, respectively.


     At December 31, 1993, the Company had $112.1 million in unused borrowing capacity under the Revolving Credit Facility. Following the Offerings, the Company anticipates having $295.0 million of unused borrowing capacity under the New Revolving Credit Facility under the New Credit Agreement. The Company has borrowing capacity of $230.0 million under the Securitization subject to the Company's level of eligible accounts receivable. At December 31, 1993, the Company had borrowed $182.3 million under the Securitization and the level of eligible receivables did not permit any additional borrowings under the Securitization at the date. The Securitization matures in April 1996, at which time the Company expects to refinance it. Although the Company believes that it will be able to do so, no assurance can be given in this regard.


     The Company's existing indebtedness imposes restrictions on its ability to incur additional indebtedness. Such restrictions, together with the highly leveraged position of the Company, could restrict corporate activities, including the Company's ability to respond to market conditions, to provide for unanticipated capital expenditures or to take advantage of business opportunities. However, the Company believes that cash provided by operations and available financing sources will be sufficient to meet the Company's cash requirements for the next several years.

                                    BUSINESS

GENERAL

     The predecessor to the Company was founded in 1974 when JS Group, a worldwide leader in the packaging products industry, commenced operations in the United States by acquiring 40% of a small paperboard and packaging products company. The remaining 60% of that company was acquired by JS Group in 1977, and in 1978 net sales were $42.9 million. The Company implemented a strategy to build a fully integrated, broadly based, national packaging business, primarily through acquisitions, including Alton Box Board Company in 1979, the paperboard and packaging divisions of Diamond International Corporation in 1982, 80% of SNC in 1986 and 50% of CCA in 1986. The Company financed its acquisitions by using leverage and, in several cases, utilized joint venture financing whereby the Company eventually obtained control of the acquired company. While no major acquisition has been made since 1986, the Company has made 18 smaller acquisitions and started up five new facilities which had combined sales in 1993 of $280.3 million. JSC was formed in 1983 to consolidate the operations of the Company, and today the Company ranks among the industry leaders in its two business segments, Paperboard/Packaging Products and Newsprint. In 1993, the Company had net sales of $2.9 billion, achieving a compound annual sales growth rate of 32.6% for the period since 1978.


     The Company believes it is one of the nation's largest producers of paperboard and packaging products and is the largest producer of recycled paperboard and recycled packaging products. In 1993, the Company's system of 16 paperboard mills produced 1,840,000 tons of virgin and recycled containerboard, 829,000 tons of coated and uncoated recycled boxboard and SBS and 206,000 tons of recycled cylinderboard, which were sold to the Company's own converting operations or to third parties. The Company's converting operations consist of 52 corrugated container plants, 18 folding carton plants, and 16 industrial packaging plants located across the country, with three plants located outside the U.S. In 1993, the Company's container plants converted 1,942,000 tons of containerboard, an amount equal to approximately 105.5% of the amount it produced, its folding carton plants converted 542,000 tons of SBS, recycled boxboard and coated natural kraft, an amount equal to approximately 65.4% of the amount it produced, and its industrial packaging plants converted 123,000 tons of recycled cylinderboard, an amount equal to approximately 59.7% of the amount it produced. The Company's Paperboard/Packaging Products segment contributed 91.6% of the Company's net sales in 1993.


     The Company's paperboard operations are supported by its reclamation division, which processed or brokered 3.9 million tons of wastepaper in 1993, and by its timber division which manages approximately one million acres of owned or leased timberland located in close proximity to its virgin fibre mills. The paperboard/packaging products operations also include 14 consumer packaging plants.



     In addition, the Company believes it is one of the nation's largest producers of recycled newsprint. The Company's Newsprint segment includes two newsprint mills in Oregon, which produced 615,000 tons of recycled newsprint in 1993, and two facilities that produce Cladwood'r', a construction material produced from newsprint and wood by-products. The Company's newsprint mills are also supported by the Company's reclamation division.


DEVELOPMENT OF BUSINESS

     Since its founding in 1974, the Company has followed a strategy to build a broadly based packaging business, primarily through acquisitions. The Company's acquisitions were principally motivated by opportunities to expand productive capacity, both geographically and into new product lines, further integrate its operations and broaden its existing product lines and customer base. The Company has sought to improve the productivity of plants and operations acquired by it. The most significant acquisitions were:

      1979 -- Acquired 51% of Alton Box Board Company; the remaining 49% was acquired in 1981. Alton's containerboard and industrial packaging businesses consisted of fully integrated containerboard and paperboard operations. The Alton acquisition significantly enhanced the Company's presence in the midwest and expanded its operations to the southeast. In addition, the Alton acquisition expanded the Company's product lines to include folding cartons and industrial packaging and provided a network of reclamation facilities which supplied wastepaper to the Company's recycled mills. Alton owned a kraft linerboard mill and a recycled medium mill, two recycled cylinderboard mills, 32 converting facilities and nine recycled wastepaper plants. Alton's total annual paperboard production at the date of acquisition was 471,775 tons, as compared to 582,017 tons in 1993.


      1982 -- Acquired 50% of the paperboard and packaging divisions of Diamond International Corporation through a joint venture; the remaining 50% was acquired in 1983. In addition to expanding the Company's existing product lines and customer base, the Diamond acquisition added new product lines, including labels and other consumer packaging, and a related business which produced rotogravure cylinders for use on printing presses used extensively by the folding carton industry. Diamond owned two coated recyled boxboard mills, which provided the Company with an integrated source of recycled boxboard for use in its folding carton plants, as well as three folding carton plants, three shipping container plants and three consumer packaging plants. Diamond's operations were located primarily in the midwest. Diamond's annual coated recycled boxboard production, exclusive of a mill recently shut down, at the date of acquisition was 74,494 tons, as compared to 113,006 tons in 1993.

      1986 -- Acquired 80% of SNC, formerly Publishers Paper Company. The SNC acquisition extended the Company's product line to include newsprint and also expanded the Company's reclamation operations to the west coast. The SNC acquisition consisted of two newsprint mills and two Cladwood'r' manufacturing plants, all of which are located in Oregon. SNC's annual newsprint production at the date of acquisition was 592,804 tons, as compared to 615,151 tons in 1993.


      1986 -- Acquired 50% of CCA through a joint venture with The Morgan Stanley Leveraged Equity Fund, L.P.; the remaining 50% was acquired in 1989. The total CCA acquisition cost was $1,130 million, which was financed with $1,060 million of debt and $70 million of preferred and common equity. The CCA acquisition substantially enhanced the Company's production capacity and further integrated the Company's operations. It also expanded its paperboard and packaging operations to the west coast, which enabled the Company to compete on a national level and broaden its customer base. The CCA acquisition consisted primarily of nine paperboard mills, 40 converting plants and five reclamation facilities as well as approximately 1,000,000 acres of owned or leased timberlands. CCA's operations are located throughout the United States. CCA's total annual paperboard production at the date of acquisition was 1,760,039 tons, as compared to 2,002,064 tons in 1993.


INDUSTRY OVERVIEW

  PAPERBOARD

General

     Paperboard is a general term used to describe certain heavyweight grades of paper primarily used for packaging products. Paperboard is produced from four basic types of pulp: (i) unbleached kraft; (ii) bleached kraft; (iii) recycled and (iv) semi-chemical. Unbleached kraft, bleached kraft and semi-chemical paperboards are produced primarily from wood pulp. Recycled paperboard is produced primarily from wastepaper. Recycled paperboard demand has grown at a more rapid rate than virgin grades based primarily on its increased quality and rising environmental awareness by consumers.

     Paperboard is classified by three major end-uses: (i) containerboard, (ii) boxboard and (iii) other paperboard. Containerboard primarily includes linerboard and corrugating medium, the components of corrugated boxes used in the transportation of manufactured goods. Boxboard includes folding carton stock, setup boxboard and food board. Folding cartons, the major segment of boxboard, are used to package a wide range of consumer products such as health and beauty products, dry cereals and soap powders. Folding cartons are often clay-coated for better printability and consumer appeal. Other paperboard includes paperboard used in a number of industrial applications: fiber drums, composite cans, spiral tubes, cores, gypsum wallboard liner and box partitions.

     According to the American Forest & Paper Association (the 'AFPA'), the following table represents 1993 containerboard and boxboard production in the United States.

                                                                                             %
                                                                     --------------------------------------------------
                                                                     UNBLEACHED    BLEACHED
END-USE                               PRODUCTION(1)    % OF TOTAL      KRAFT        KRAFT      RECYCLED    SEMICHEMICAL
- -----------------------------------   -------------    ----------    ----------    --------    --------    ------------
                                        (TONS IN
                                       THOUSANDS)
Containerboard.....................       26,175            77%          64            1          14            21
Boxboard...........................        7,718            23           16           45          39         --
                                      -------------    ----------
                                          33,893           100%
                                      -------------    ----------
                                      -------------    ----------

- ------------

(1) Excludes approximately 3.0 million export containerboard tons and 1.1 million export boxboard tons.

Containerboard


     Demand. Total containerboard production grew from 21.3 million tons in 1983 to 29.2 million tons in 1993 (consisting of 26.2 million tons of domestic production and 3.0 million tons of exports) for a compound annual growth rate ('Rate') of 3.3%. From 1983-1993, containerboard produced from recycled paperboard grew at a much faster rate than unbleached kraft, experiencing a 7.6% Rate. Containerboard demand is highly cyclical and fluctuates with the general level of economic activity.



[GRAPHIC REPRESENTATION of the relationship between the change in Gross Domestic Product ('GDP') and the change in containerboard production from 1983 to 1993. For each year during the period 1983-1993, the annual percentage change in GDP was 3.9%, 6.2%, 3.2%, 2.9%, 3.1%, 3.9%, 2.5%, 1.2%, (0.7)%, 2.6% and 2.9%,
respectively. During this same period, the annual percentage change in containerboard production was 10.2%, 7.1%, (3.7)%, 8.4%, 7.1%, 1.8%, 1.1%, 3.7%,
2.2%, 4.2% and 1.0%, respectively. The source of the containerboard production data is the American Forest and Paper Association.]



     Overall, containerboard demand is a function of the level of corrugated box shipments from box converting plants and, to some extent, the level of containerboard inventories on hand. Over the last six months of 1993, corrugated box demand was very strong with shipments from August 1993 through December 1993 exceeding corresponding 1992 months by 9.1%, 6.6%, 5.7%, 12.3% and 10.1%, respectively. Box plant containerboard inventory levels were at 2.16 million tons on December 31, 1993, up slightly from 1.98 million tons on October 31, 1993, their lowest level on a tonnage basis since 1987. Containerboard demand has also been assisted in recent months by an increase in exports. The Company is currently experiencing strong demand and believes that it will continue as the economy improves. Resource Information Systems, Inc. ('RISI'), a well known industry consultant, projects domestic containerboard production to grow to 28.9 million tons by 1996, a 3.3% Rate from 1993. RISI projects exports to remain relatively flat through 1996.

     Supply. U.S. containerboard capacity totaled 31.1 million tons in 1993, for a 2.9% Rate from 1983 to 1993. From 1983 to 1993, capacity utilization reached a high of 97.8% in 1987 and a low of 90.3% in 1985. Approximately, 4.0 million tons of new capacity was added between year-end 1988 and year-end 1993, decreasing operating rates from 1987 levels.


     Operating rates in the industry during 1991 and 1992, however, ran at high levels relative to demand, which was lower due to the sluggish U.S. economy and a decline in export markets. This imbalance resulted in excess inventories in the industry and lower prices for the Company's containerboard and corrugated shipping container products, which continued throughout most of 1993. To reduce rising inventories, many containerboard producers, including the Company, took downtime at containerboard mills which resulted in lowering industry operating rates to 93.7% for 1993. By the end of the third quarter of 1993, inventory levels had decreased significantly.



     According to the AFPA, producers plan to add only a modest 2.1 million tons of containerboard capacity in 1994-1996. 1.4 million tons, or 67.0% of the added capacity, will be recycled linerboard and corrugating medium. The following graph reflects the historical relationship between containerboard capacity utilization and linerboard prices, the predominant grade for containerboard products.


[GRAPHIC REPRESENTATION of the relationship between the level of containerboard capacity utilization and linerboard prices from 1983 to 1993. For each year during the period 1983-1993, annual containerboard capacity utilization was 90.4%, 94.5%, 90.3%, 95.2%, 97.8%, 95.4%, 94.6%, 95.1%, 95.2%, 95.6% and 93.7%,
respectively. For each year during this same period, unbleached kraft linerboard prices per short ton (42 lb., Eastern Market) were $290, $335, $274, $295, $361, $403, $405, $378, $336, $345 and $316, respectively (1983-1984 prices are as of
December 31. 1985-1993 prices reflect the average of the four quarter-end prices). The source of the containerboard capacity utilization data is the American Forest and Paper Association. The source of the linerboard prices is the Pulp and Paper North American Factbook.]


     Pricing. Pricing historically has been correlated with the levels of industry capacity utilization. Over the past business cycle, containerboard prices peaked in 1989. Linerboard peaked at approximately $410 per ton and reached a low of $290-$300 per ton in July 1993, owing to decreased demand and increased inventories. Over the past several months, containerboard pricing has strengthened as demand has increased, inventories have fallen, and corrugated box producers have been successful in increasing prices to customers. For example, a $25 per ton increase for linerboard was implemented in November 1993, raising prices to $315-$325 per ton, and most of the major linerboard producers, including the Company, implemented a $30 per ton increase effective March 1, 1994. Although there can be no assurance that this price increase will be sustained, management believes that such price increase will hold.

Boxboard

     Demand. Total boxboard production (including exports) grew to 8.8 million tons in 1993 from 6.8 million tons in 1983, representing a 2.5% Rate.
Traditionally, recycled and SBS have been by far the largest segments of boxboard production, representing 40% and 49%, respectively. During 1983 to 1993, recycled boxboard grew at a 2.0% Rate, SBS boxboard grew at a 1.0% Rate and unbleached kraft, starting from a much smaller base, grew at a 5.2% Rate. Like containerboard, boxboard demand tends to fluctuate with the general level of economic activity. During the late 1980s, the use of clay coated recycled boxboard as a substitute for SBS boxboard increased based on its improved quality, heightened environmental awareness by consumers and increased demand by customers for less expensive packaging alternatives. RISI projects both recycled boxboard production and SBS production to increase at a 2.2% Rate from 1993 to 1996.

     Supply. From 1983 to 1993 total boxboard capacity grew from 7.6 million tons to 9.3 million tons, a 2.0% Rate. SBS folding boxboard grew at a 1.7% Rate, reaching 2.5 million tons by 1993, while recycled folding boxboard grew to 3.0 million tons by 1993, a 1.1% Rate.

[GRAPHIC REPRESENTATION of the level of boxboard capacity utilization from 1983 to 1993. For each year during the period 1983-1993, annual boxboard capacity utilization was 89.9%, 92.9%, 87.5%, 89.5%, 90.2%, 92.2%, 92.8%, 90.7%, 93.5%,
92.6% and 94.8%, respectively. The source of this data is the American Forest and Paper Association.]

     According to the AFPA, 1.2 million tons of boxboard capacity will be added between 1993-1996. Recycled boxboard accounts for 16% and SBS for 56% of announced capacity additions.

     Pricing. While general boxboard pricing levels are dependent on the overall balance of supply and demand, relative pricing of different grades of boxboard is affected by the substitutability of one grade for another in various customer applications. For example, although the clay coated recycled demand and supply situation is positive for the upcoming years, clay coated recycled prices are influenced by SBS prices. During the late 1980s, SBS prices were substantially higher than clay coated recycled prices. In recent years, SBS prices have declined at a greater percentage than clay coated recycled, so that on a yield basis, there is not currently a significant price differential between the two. Future price growth in some grades of SBS may be tempered by recent and projected capacity increases.

     NEWSPRINT


     General. Newsprint is an uncoated paper used in newspaper production. Virgin newsprint is manufactured primarily from mechanical or groundwood pulps. The bulk of North American virgin newsprint capacity is located in Canada and the majority of recycled newsprint capacity is located in the

U.S. because of the close proximity of wastepaper collection sites. In recent years, the majority of U.S. state legislatures have enacted recycled content laws requiring newspaper publishers to use newsprint containing various percentages of recycled fiber.


     Demand. According to the AFPA, the total U.S. newsprint production in 1993 remained flat, compared to 1992, with 7.08 million tons being produced. Canadian production is estimated to have been 10.39 million tons in 1993, compared to
9.84 million tons in 1992. From 1983 to 1993, North American newsprint production grew at a 1.6% Rate. Newsprint demand is dependent on the general level of newspaper advertising. RISI estimates North American newsprint shipments will remain flat through 1995.

     According to the AFPA, North American production is also influenced by the export levels to major newsprint consuming regions such as Western Europe and Asia. In 1992, U.S. and Canadian producers increased export shipments 17% over 1991. 1993 witnessed a significant decline in North American exports due to unfavorable currency exchange rates and new capacity in Europe and Asia.


     Supply. According to the AFPA, North American newsprint capacity was 18.2 million tons in 1993, reflecting a 1.2% Rate since 1983. During the period from year end 1988 to year end 1991, 0.95 million tons of U.S. newsprint capacity and
0.37 million tons of Canadian newsprint capacity were added, severely depressing utilization rates in the early 1990s. Capacity expansion in the newsprint industry has been concentrated on recycling and, over the last three years, eleven new deinking plants have been brought into operation with the capacity to recycle 2.9 million tons of recovered paper.


     Capacity utilization has been at relatively low levels during the early 1990s as a large growth in capacity has coincided with a decline in newsprint demand, which has led to lower rates for North American mills overall. Capacity utilization from 1983 to 1993 is shown in the table below:

[GRAPHIC REPRESENTATION of the level of newsprint capacity utilization in the United States and Canada from 1983 to 1993. For each year during the period 1983-1993, U.S. newsprint capacity utilization was 89.5%, 94.7%, 93.8%, 97.0%,
97.3%, 97.8%, 96.7%, 97.3%, 97.0%, 97.0% and 98.0%, respectively. For each  year during this same period, Canadian newsprint capacity utilization was 85.1%, 91.8%, 91.4%, 93.9%, 97.7%, 98.9%, 96.2%, 89.8%, 87.3%, 88.6% and 95.7%,
respectively. The source of these figures is the American Forest and Paper Association.]



     According to the AFPA, North American newsprint capacity will remain flat through 1996 because no new mills or machines are planned during this period and capacity gains resulting from rebuilds of existing machines and miscellaneous improvements will be offset by the reallocation of capacity in several mills to produce groundwood and specialty papers rather than newsprint. Several new recycled newsprint mills have been announced recently in Western Europe, and such mills are expected to affect future exports by North American producers.

     Pricing. Newsprint is a commodity paper grade with pricing largely a function of capacity utilization. West coast prices fell from a peak of approximately $595 per metric ton (30-lb, delivered) in 1988 to a low of $420 per metric ton in the second quarter of 1992. In December, 1993 newsprint producers, including the Company, announced price increases which were unsuccessful. Although market demand improved in the fourth quarter of 1993, the Company does not expect significant improvement in prices before the second quarter of 1994.


BUSINESS STRATEGY

     The principal components of the Company's business strategy include the following:

  MAINTAIN FOCUS ON RECYCLED PRODUCTS

     The Company believes it is the largest processor of wastepaper, the largest producer of coated recycled paperboard, the largest producer of recycled medium and one of the largest producers of recycled newsprint in the U.S. The Company has historically utilized a significant amount of recycled fibre in its products and has maintained a strategy to allow it to supply all of the Company's recycled fibre needs for its paper producing operations. There are several advantages to this strategy. First, the Company's national operations allow it to minimize costs of transporting wastepaper to its mills. Second, recycled fibre has a lower cost base than virgin fibre and wastepaper supplies are increasing. Third, recycled products are gaining in popularity with customers as a result of increased environmental awareness and improved quality, making them more competitive with products made from virgin fibre. The following chart indicates the significant percentage of recycled paperboard produced and consumed by the Company's operations.


                                                                        1991     1992     1993
                                                                        -----    -----    -----
                                                                          (TONS IN THOUSANDS)
Total paperboard produced by the Company.............................   2,852    2,963    2,875
     Percent recycled................................................    46.5%    46.1%    47.5%
Total paperboard consumed by the Company.............................   2,476    2,569    2,607
     Percent recycled................................................    34.5%    35.9%    36.6%



  FOCUS ON COST REDUCTION


     The Company continuously strives to reduce operating costs on a system-wide basis through the implementation of cost reduction programs. In 1991, the Company implemented an austerity program to offset the impact of declining prices. This austerity program froze staff levels, deferred certain discretionary spending programs and more aggressively managed capital expenditures and working capital to conserve cash and reduce interest expense. For example, as a result of the austerity program the Company's average working capital as a percentage of annual sales has averaged 2.8% over the last two years.

     While the austerity program succeeded in reducing expenses and improving cash flow, the length and extent of the recession led the Company in 1993 to initiate the Plan and the Restructuring Program.

     The Plan is a systematic Company-wide effort designed to improve the cost competitiveness of all the Company's operating facilities and staff functions. The Plan focuses on reducing costs and other measures, including:

      Productivity improvements to reduce variable unit cost at production facilities and to increase volume.

      Identification of approximately $100 million of high return, quick payback capital projects for which spending will be accelerated.

      Reduction in fibre cost.

      Reduction in cost of materials generated through a Company-wide council which will negotiate large national purchasing activities.

      Reductions in personnel cost through a Company-wide freeze on compensation for salaried employees in 1994 and reductions in workforce.

      Reduction in waste cost in the manufacturing process.


      Increased focus on specialty niche businesses which are less commodity oriented and carry pricing premiums.



     The Company  is  implementing  the Restructuring  Program  to  improve  the
Company's long-term competitive position. The Restructuring Program includes plant closures, reductions in workforce, and the realignment and consolidation of various manufacturing operations over an approximately two to three year period. The Restructuring Program is expected to reduce production cost, employee expense and depreciation charges. While future benefits of the Restructuring Program are uncertain, the operating losses in 1993 for the plants shut down in January 1994 and those contemplated in the future were $31 million. While the Company believes that it would have realized financial benefits in 1993 had these plants been shut down at the beginning of the year, and that it will realize such benefits in future periods, no assurances can be given in this regard and, in particular, no assurances can be given as to what portion of such loss would not have been realized in 1993 had such plants been shut down for the entire year. The Company closed certain high cost operating facilities, including a coated recycled boxboard mill and five converting plants, in January 1994. For further information concerning the Restructuring Program, see 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- General'.



  CONTINUE TO PURSUE VERTICAL INTEGRATION


     The Company's operations are vertically integrated in that the Company uses significant amounts of timber harvested from its timberlands and wastepaper provided by its reclamation operations in the manufacture of paperboard and newsprint, and converts its production of paperboard into shipping containers, folding cartons, papertubes and other products. The Company also exchanges a significant amount of containerboard with other major companies in the industry. These exchanges are generally used when shipment from the Company's mills would not be freight cost efficient or when container plants require a certain grade of containerboard not manufactured by the Company.

     The Company's integration reduces the volatility of pricing for its containerboard products, allows it to run its mills at higher operating rates during industry downturns and protects the Company from potential regional supply and demand imbalances for recycled fibre grades.

     The  following  table  illustrates   the  balance  between  the   Company's
production and consumption levels for its core businesses for the last three years.


                                                                                            1991     1992     1993
                                                                                            -----    -----    -----
                                                                                              (TONS IN THOUSANDS)
Wastepaper
     Collected by reclamation division...................................................   3,666    3,846    3,907
     Consumed by paperboard and newsprint mills..........................................   1,822    1,910    1,905
Containerboard
     Produced by containerboard mills....................................................   1,830    1,918    1,840
     Consumed by container plants........................................................   1,813    1,898    1,942
SBS and Recycled Boxboard
     Produced by SBS and recycled boxboard mills.........................................     826      832      829
     Consumed by folding carton plants...................................................     561      551      542


  CONTINUE GROWTH IN CORE BUSINESSES

     The Company has built its core businesses through selective acquisitions of existing businesses and ongoing capital improvements.

     Over the years, the Company's acquisition strategy has accomplished several objectives, including (i) geographic expansion of its operations, (ii) growth of its recycling capacity and expertise,

(iii) expansion of its product lines in order to satisfy most of the packaging needs of large national and multinational customers, (iv) expansion of its operations into related products which can be successfully marketed to existing customers as well as into related products to which the Company can apply its papermaking expertise, and (v) integration of its operations. The Company intends to continue its current strategy by exploring potential acquisitions and pursuing those which meet its business objectives.

  MAINTAIN LEADING MARKET POSITIONS

     The Company believes it is one of the most broadly based paperboard packaging producers in the United States. The Company has achieved this status through its selective acquisitions and its ongoing capital improvements program. The Company believes it maintains significant U.S. market positions including the following:

                 largest producer of recycled paperboard

                 largest producer of folding cartons

                 largest producer of coated recycled boxboard

                 largest processor of wastepaper

                 largest producer of mottled white linerboard

                 one of the largest producers of recycled newsprint


                 third largest producer of corrugated shipping containers

                 largest producer of recycled medium

                 fifth largest producer of containerboard


     The Company believes that its size, as evidenced by its leading U.S. market positions, provides certain advantages in marketing its products. The Company's prominence in the U.S. packaging industry gives it excellent customer visibility. The Company is well recognized by its customers as a quality producer and has recently entered into strategic alliances with select large, national account customers to supply packaging. In addition, the Company's broad range of packaging products provides a single source option, whereby all of the customers' packaging needs can be satisfied by the Company.


  IMPROVE FINANCIAL PROFILE TO GROW CORE BUSINESSES

     Since the 1989 recapitalization of JSC, the Company has pursued a strategy designed to reduce its financial risk profile. During this period, the Company has accessed various capital markets through several transactions, resulting in improved financial flexibility.

     In 1991, the Company completed a $230 million accounts receivable securitization. Initial proceeds of $168 million were raised by an A1/D1+ commercial paper issue and a AA-medium term note issue. The proceeds were used to retire debt, while the transaction increased the liquidity of the Company by $180 million.

     In 1992, Holdings received cash equity capital from a subsidiary of JS Group and MSLEF II (and certain of its limited partners who owned Junior Accrual Debentures) of $33 million and $200 million, respectively, and in December 1993 a subsidiary of JS Group converted $167 million of preferred stock of Holdings into common stock of Holdings. The Company also negotiated a $400 million senior secured term loan. The equity and loan proceeds were used to repurchase $193.5 million of the Junior Accrual Debentures and to prepay a portion of certain subordinated indebtedness and $400 million of the 1989 term loan. This transaction reduced near term debt service requirements and also reduced annual interest expense by $30 million.

     In 1993, in order to improve operating and financial flexibility, CCA issued $500 million aggregate principal amount of 1993 Notes, the proceeds of which were used to repay $100 million of revolving credit indebtedness and an aggregate of $387.5 million of term loan indebtedness under its existing credit agreements. As a result of such refinancing, the Company successfully extended maturities of its indebtedness and improved its liquidity.

     The Company anticipates that the Recapitalization Plan will further improve operating and financial flexibility by reducing the level and overall cost of its debt, extending maturities of indebtedness, increasing stockholders' equity and increasing its access to capital markets.

PRODUCTS


  PAPERBOARD/PACKAGING PRODUCTS SEGMENT


     Containerboard and Corrugated Shipping Containers. The Company's containerboard operations are highly integrated and the Company believes this integration enhances its ability to respond quickly and efficiently to customers and to fill orders on short lead times. Tons of containerboard produced and converted for the last three years were:

                                                                                  1991     1992     1993
                                                                                  -----    -----    -----
                                                                                    (TONS IN THOUSANDS)
Containerboard
     Production................................................................   1,830    1,918    1,840
     Consumption...............................................................   1,813    1,898    1,942

     The Company's mills produce a full line of containerboard, including unbleached kraft linerboard, mottled white linerboard and recycled medium.

     The Company believes it is the nation's largest producer of mottled white linerboard, the largest producer of recycled medium and the fifth largest producer of containerboard. Unbleached kraft linerboard is produced at the Company's mills located in Fernandina Beach and Jacksonville, Florida and mottled white linerboard is produced at its Brewton, Alabama mill. Recycled medium is produced at the Company's mills located in Alton, Illinois, Carthage, Indiana, Circleville, Ohio and Los Angeles, California. In 1993, the Company produced 1,018,000, 315,000 and 507,000 tons of unbleached kraft linerboard, mottled white linerboard and recycled medium, respectively.

     Large  capital   investment   is   required  to   sustain   the   Company's
containerboard mills, which employ state of the art computer controlled machinery in their manufacturing processes. During the last five years, the Company has invested approximately $246 million to enhance product quality, reduce costs, expand capacity and increase production efficiency, as well as make required improvements to stay in compliance with environmental regulations. Major capital projects completed in the last five years include (i) a rebuild of Jacksonville's linerboard machine to produce high performance, lighter weight grades now experiencing higher demand, (ii) modifications to Brewton's mottled white machine to increase run speed by 100 tons per day and (iii) a project to reduce sulfur emissions from the Fernandina Beach linerboard mill. A key strategy for the next few years will be to reduce wood cost at its virgin fibre mills by modifying methods of woodchip production and handling, utilizing random length roundwood forms and continuing to pursue forest management practices designed to enhance timberland productivity.

     The Company's sales of containerboard in 1993 were $670.6 million (including $384.1 million of intracompany sales). Sales of containerboard to its 52 container plants are reflected at prices based upon those published by Official Board Markets which are generally higher than those paid by third parties except in exchange contracts.


     The Company believes it is the third largest producer of corrugated shipping containers in the U.S. Corrugated shipping containers, manufactured from containerboard in converting plants, are used to ship such diverse products as home appliances, electric motors, small machinery, grocery products, produce, books, tobacco and furniture, and for many other applications, including point of purchase displays. The Company stresses the value added aspects of its corrugated containers, such as labeling and multi-color graphics, to differentiate its products and respond to customer requirements. The Company's container plants serve local customers and large national accounts and are located nationwide, generally in or near large metropolitan areas. The Company's total sales of corrugated shipping containers in 1993 were $1,175.7 million (including $81.1 million of intracompany sales).

Corrugated shipping container sales volumes for 1991, 1992 and 1993 were 25,178, 26,593 and 27,268 million square feet, respectively.


     Recycled  Boxboard,  SBS  and  Folding  Cartons.  The  Company's   recycled
boxboard, SBS and folding carton operations are also well integrated. Tons of recycled boxboard and SBS produced and converted for the last three years were:


                                                                        1991    1992    1993
                                                                        ----    ----    ----
                                                                        (TONS IN THOUSANDS)
Recycled Boxboard and SBS
     Production......................................................   826     832     829
     Consumption.....................................................   561     551     542


     The Company's mills produce recycled coated and uncoated boxboard and SBS. The Company believes it is the nation's largest producer of coated recycled boxboard, made from 100 percent recycled fibre, which offers comparable quality to virgin boxboard for most applications. The Company also believes that its premium-priced SBS offers a high quality product for packaging applications.


     Coated recycled boxboard is produced at the Company's mills located in Middletown, Ohio, Philadelphia, Pennsylvania, Santa Clara, California and
Wabash, Indiana. The Company produces uncoated recycled boxboard at its Los Angeles, California mill and SBS at its Brewton, Alabama mill. The Company believes its coated recycled boxboard, known as MASTERCOAT'r', is recognized in the industry for its high quality and extensive range of grades and calipers. The Brewton machine produces four basic grades of SBS including MASTERPRINT'r', which is ideally suited for converting into folding cartons and related end uses, MASTERSEAL'r' and MASTERVAC'r', which are used for visual carded packaging that facilitates merchandising at the point of sale, and MASTERWITE'r', which is designed for intricately printed and die-cut greeting cards and other specialty uses. In 1993, the Company produced 653,000 and 176,000 tons of recycled boxboard and SBS, respectively. The Company's total sales of recycled boxboard and SBS in 1993 were $409.7 million (including $197.2 million of intracompany sales).

     The Company believes it is the nation's largest producer of folding cartons, offering the broadest range of converting capabilities, including web and sheet litho, rotogravure and flexo printing and a full line of structural and design graphics services. The Company's 18 folding carton plants convert recycled boxboard and SBS, including approximately 49% of the boxboard and SBS produced by the Company, into folding cartons. Folding cartons are used primarily to protect customers' products while providing point of purchase advertising. The Company makes folding cartons for a wide variety of applications, including food and fast foods, detergents, paper products, beverages, health and beauty aids and other consumer products. Customers range from small local accounts to large national and multinational accounts. The Company's folding carton plants are located nationwide, generally in or near large metropolitan areas. The Company's sales of folding cartons in 1993 were $648.2 million (including $2.2 million of intracompany sales). Folding carton sales volumes for 1991, 1992 and 1993 were 482,000, 487,000 and 475,000 tons, respectively.

     The Company has focused its capital expenditures in these operations and its marketing activities to support a strategy of enhancing product quality as it relates to packaging graphics, increasing flexibility while reducing customer response time and assisting customers in innovating package designs.

     The Company provides marketing consultation and research activities, a key competitive factor within the folding carton industry, through its Design and Market Research (DMR) Laboratory. It provides customers with graphic and product design tailored to the specific technical requirements of lithographic, rotogravure and flexographic printing, as well as photography for packaging, sales promotion concepts, and point of purchase displays.

     Recycled Cylinderboard and Industrial Packaging. The Company's recycled cylinderboard and industrial packaging operations are also integrated. Tons of recycled cylinderboard produced and converted for the last three years were:


                                                                                      1991    1992    1993
                                                                                      ----    ----    ----
                                                                                      (TONS IN THOUSANDS)
Recycled Cylinderboard
     Production....................................................................   196     213     206
     Consumption...................................................................   102     120     123

     The Company's recycled cylinderboard mills are located in: Tacoma, Washington, Monroe, Michigan (2 mills), Lafayette, Indiana, and Cedartown, Georgia. In 1993, total sales of recycled cylinderboard were $61.8 million (including $17.9 million of intracompany sales).

     The Company's 16 industrial packaging plants convert recycled cylinderboard, including a portion of the recycled cylinderboard produced by the Company, into papertubes and cores. Papertubes and cores are used primarily for paper, film and foil, yarn carriers and other textile products and furniture components. The Company also produces solid fibre partitions for the pharmaceutical, electronics, cosmetics and plastics industries. In addition, the Company produces a patented self-locking partition especially suited for automated packaging and product protection. The Company believes it is the nation's third largest producer of tubes and cores. The Company's industrial packaging sales in 1993 were $88.1 million (including $1.6 million in intracompany sales).

     Consumer Packaging. The Company manufactures a wide variety of consumer packaging products, which are generally non-cyclical. These products include flexible packaging, printed paper labels, foil labels, and labels that are heat transferred to plastic containers for a wide range of industrial and consumer product applications. The contract packaging plants provide cartoning, bagging, liquid-or powder-filling, high-speed overwrapping and fragranced advertising products. The Company produces high-quality rotogravure cylinders and has a full-service organization highly experienced in the production of color separations and lithographic film for the commercial printing, advertising and packaging industries. The Company also designs, manufactures and sells custom machinery including specialized machines that apply labels to customers' packaging. The Company currently has 14 facilities including the engineering service center referred to below and has improved their competitiveness by installing state-of-the-art production equipment.

     In addition, the Company has an engineering services center, specializing in automated production systems and highly specialized machinery, providing expert consultation, design and equipment fabrication for consumer and industrial products manufacturers, primarily from the food, beverage and medical products industries.

     Total sales of consumer packaging products and services were $179.8 million (including $15.1 million of intracompany sales).

     Reclamation Operations; Fibre Resources and Timber Products. The raw materials essential to the Company's business are reclaimed fibre from wastepaper and wood, in the form of logs or chips. The Brewton, Circleville, Jacksonville and Fernandina mills use primarily wood fibres, while the other paperboard mills use reclaimed fibre exclusively. The newsprint mills use approximately 45% wood fibre and 55% reclaimed fibre.


     The Company believes it is the nation's largest processor of wastepaper. The use of recycled products in the Company's operations begins with its reclamation division which operates 26 facilities that collect, sort, grade and bale wastepaper, as well as collect aluminum and glass. The reclamation division provides valuable fibre resources to both the paperboard and newsprint segments of the Company as well as to other producers. Many of the reclamation facilities are located in close proximity to the Company's recycled paperboard and newsprint mills, assuring availability of supply, when needed, with minimal shipping costs. In 1993, the Company processed 3.9 million tons of wastepaper, which the Company believes is approximately twice the amount of wastepaper processed by its closest competitor. The amount of wastepaper collected and the proportions sold internally and externally by the Company's reclamation division for the last three years were:

                                                                        1991     1992     1993
                                                                        -----    -----    -----
                                                                          (TONS IN THOUSANDS)
Wastepaper collected by Reclamation Division.........................   3,666    3,846    3,907
     Percent sold internally.........................................   49.7%    49.7%    48.8%
     Percent sold to third parties...................................   50.3%    50.3%    51.2%

     The reclamation division also operates a nationwide brokerage system whereby it purchases and resells wastepaper (including wastepaper for use in its recycled fibre mills) on a regional and national contract basis. Such contracts provide bulk purchasing, resulting in lower prices and cleaner wastepaper. Total sales of recycled materials for 1993 were $242.9 million (including $120.8 million of intracompany sales).

     During   1993,  the  wastepaper  which   was  reclaimed  by  the  Company's
reclamation plants and brokerage operations satisfied all of the Company's mill requirements for reclaimed fibre.

     The Company's timber division manages approximately one million acres of owned and leased timberland. In 1993, approximately 53% of the timber harvested by the Company was used in its Jacksonville, Fernandina and Brewton Mills. The Company harvested 808,000 cords of timber which would satisfy approximately 32% of the Company's requirements for woodfibres. The Company's woodfibre requirements not satisfied internally are purchased on the open market or under long-term contracts. In the past, the Company has not experienced difficulty obtaining an adequate supply of wood through its own operations or open market purchases. The Company is not aware of any circumstances that would adversely affect its ability to satisfy its wood requirements in the foreseeable future. In recent years, a shortage of wood fibre in the spotted owl regions in the Northwest has resulted in increases in the cost of virgin wood fibre. However, the Company's use of reclaimed fibre in its newsprint mills has mitigated the effect of this in significant part.

     In 1993, the Company's total sales of timber products were $227.8 million (including $185.1 million of intracompany sales).

  NEWSPRINT SEGMENT


     Newsprint Mills. The Company believes it is one of the largest producers of recycled newsprint and the fourth largest producer overall of newsprint in the United States. The Company's newsprint mills are located in Newberg and Oregon City, Oregon. During 1991, 1992 and 1993, the Company produced 614,000, 615,000 and 615,000 tons of newsprint, respectively. In 1993, total sales of newsprint were $219.5 million (none of which were intracompany sales).


     For the past three years, an average of approximately 56% of the Company's newsprint production has been sold to The Times Mirror Company ('Times Mirror') pursuant to a long-term newsprint agreement (the 'Newsprint Agreement') entered into in connection with the Company's acquisition of SNC stock in February 1986. Under the terms of the Newsprint Agreement, the Company supplies newsprint to Times Mirror generally at prevailing West Coast market prices. Sales of newsprint to Times Mirror in 1993 amounted to $115.2 million.

     Cladwood'r'. Cladwood'r' is a wood composite panel used by the housing industry, manufactured from sawmill shavings and other wood residuals and overlayed with recycled newsprint. The Company has two Cladwood'r' plants located in Oregon. Total sales for Cladwood'r' in 1993 were $29.1 million ($.5 million of which were intracompany sales).

MARKETING

     The marketing strategy for the Company's mills is to maximize sales of products to manufacturers located within an economical shipping area. The strategy in the converting plants focuses on both specialty products tailored to fit customers' needs and high volume sales of commodity products. The Company also seeks to broaden the customer base for each of its segments rather than to concentrate on only a few accounts for each plant. These objectives have led to decentralization of marketing efforts, such that each plant has its own sales force, and many have product design engineers, who are in close contact with customers to respond to their specific needs. National sales offices are also maintained for customers who purchase through a centralized purchasing office. National account business may be allocated to more than one plant because of production capacity and equipment requirements.

COMPETITION

     The paperboard and packaging products markets are highly competitive and are comprised of many participants. Although no single company is dominant, the Company does face significant competitors in each of its businesses. The Company's competitors include large vertically integrated companies as well as numerous smaller companies. The industries in which the Company competes are particularly sensitive to price fluctuations as well as other competitive factors including design, quality and service, with varying emphasis on these factors depending on product line. The market for the Newsprint segment is also highly competitive.

BACKLOG

     Demand for the Company's major product lines is relatively constant throughout the year and seasonal fluctuations in marketing, production, shipments and inventories are not significant. The Company does not have a significant backlog of orders, as most orders are placed for delivery within 30 days.

RESEARCH AND DEVELOPMENT

     The Company's research and development center works with its manufacturing and sales operations, providing state-of-the-art technology, from raw materials supply through finished packaging performance. Research programs have provided improvements in coatings and barriers, stiffeners, inks and printing. The technical staff conducts basic, applied and diagnostic research, develops processes and products and provides a wide range of other technical services.

     The Company actively pursues applications for patents on new inventions and designs and attempts to protect its patents against infringement. Nevertheless, the Company believes that its success and growth are dependent on the quality of its products and its relationships with its customers, rather than on the extent of its patent protection. The Company holds or is licensed to use certain patents, but does not consider that the successful continuation of any important phase of its business is dependent upon such patents.

EMPLOYEES


     Subsequent to closure in early 1994 of three container plants, two folding carton plants and one recycled boxboard mill, the Company had approximately 16,600 employees at March 1, 1994, of which approximately 11,300 employees (68%), are represented by collective bargaining units. The expiration date of union contracts for the Company's major facilities are as follows: the Alton mill, expiring June 1994; the Newberg mill, expiring March 1995; the Oregon City mill, expiring March 1997; the Brewton mill, expiring October 1997; the Fernandina mill, expiring June 1998; a group of 12 properties, including 4 paper mills and 8 corrugated container plants, expiring June 1998; and the Jacksonville mill, expiring June 1999. The Company believes that its employee relations are generally good and is currently in the process of bargaining with unions representing production employees at a number of its other operations.

PROPERTIES


     The Company's properties at December 31, 1993 are summarized in the table below. The table reflects the previously mentioned closure in early 1994 of three container plants, two folding carton plants and one recycled boxboard mill, but does not reflect the additional closures contemplated by the Restructuring Program. Approximately 62% of the Company's investment in property, plant and equipment is represented by its paperboard and newsprint mills.



                                                                                               NUMBER OF       STATE
                                                                                               FACILITIES    LOCATIONS
                                                                                               ----------    ---------
Paperboard mills:
     Containerboard mills...................................................................         7            6
     Boxboard mills.........................................................................         4            4
     Cylinderboard mills....................................................................         5            4
Newsprint mills.............................................................................         2            1
Reclamation plants..........................................................................        26           12
Converting facilities:
     Corrugated container plants............................................................        52           22
     Folding carton plants..................................................................        18           10
     Industrial packaging plants............................................................        16           11
Consumer packaging plants...................................................................        14            9
Cladwood'r' plants..........................................................................         2            1
Wood product plants.........................................................................         1            1
                                                                                                   ---
          Total.............................................................................       147           28
                                                                                                   ---           --
                                                                                                   ---           --


     In addition to its manufacturing facilities, the Company owns and leases approximately 758,000 acres and 226,000 acres of timberland, respectively, and also operates wood harvesting facilities.

LITIGATION

     In May 1993, CCA received a notice of default on behalf of Otis B. Ingram, as executor of the estate of Naomi M. Ingram, and Ingram-LeGrand Lumber Company with respect to certain timber purchase agreements and timber management agreements between CCA and such parties dated November 22, 1967 pertaining to approximately 30,000 acres of property in Georgia (the 'Agreements'). In June 1993, CCA filed suit against such parties in the United States District Court, Middle District of Georgia, seeking declaratory and injunctive relief and damages in excess of $3 million arising out of the defendants' alleged breach and anticipatory repudiation of the Agreements. The defendants have filed an answer and counterclaim seeking damages in excess of $14 million based on allegations that CCA breached the Agreements and failed to pay for timber allegedly stolen or otherwise removed from the property by CCA or third parties. The alleged thefts of timber are being investigated by the Georgia Bureau of Investigation, which has advised CCA that it is not presently a target of this investigation. CCA has filed a third-party complaint against Keadle Lumber Enterprises, Inc. seeking indemnification with respect to such alleged thefts and has filed a reply to the defendants' counterclaims denying the allegations and any liability to the defendants. Management does not believe that the outcome of this litigation will have a material adverse effect on the Company's financial condition or operations.

     The Company is a defendant in a number of other lawsuits that have arisen in the normal course of business. While any litigation has an element of uncertainty, the management of the Company believes that the outcome of such suits will not have a material adverse effect on its financial condition or operations.

ENVIRONMENTAL MATTERS

     Federal, state and local environmental requirements, particularly relating to air and water quality, are a significant factor in the Company's business. The Company employs processes in the manufacture of pulp, paperboard and other products, resulting in various discharges and emissions that are subject to numerous federal, state and local environmental control statutes, regulations and ordinances. The Company operates and expects to operate under permits and similar authorizations from various governmental authorities that regulate such discharges and emissions.

     Occasional violations of permit terms have occurred from time to time at the Company's facilities, resulting in administrative actions, legal proceedings or consent decrees and similar arrangements. Pending proceedings include the following:

          In March 1992, JSC entered into an administrative consent order with the Florida Department of Environmental Regulation to carry out any necessary assessment and remediation of JSC-owned property in Duval County, Florida that was formerly the site of a sawmill that dipped lumber into a chemical solution. Assessment is on-going, but initial data indicates soil and groundwater contamination that may require nonroutine remediation. Management believes that the probable costs of this site, taken alone or with potential costs at other Company-owned properties where some contamination has been found, will not have a material adverse effect on its financial condition or operations.


          In February 1994, JSC entered into a consent decree with the State of Ohio in full satisfaction of all liability for alleged violations of applicable standards for particulate and opacity emissions with respect to two coal-fired boilers at its Lockland, Ohio recycled boxboard mill (which has been permanently closed as part of the Company's restructuring program), and is required to pay $122,000 in penalties and enforcement costs pursuant to such consent decree. The United States Environmental Protection Agency has also issued a notice of violation with respect to such emissions, but has informally advised JSC's counsel that no Federal enforcement is likely to be commenced in light of the settlement with the State of Ohio.



     The Company also faces potential liability as a result of releases, or threatened releases, of hazardous substances into the environment from various sites owned and operated by third parties at which Company-generated wastes have allegedly been deposited. Generators of hazardous substances sent to off-site disposal locations at which environmental problems exist, as well as the owners of those sites and certain other classes of persons (generally referred to as 'potentially responsible parties' or 'PRPs'), are, in most instances, subject to joint and several liability for response costs for the investigation and remediation of such sites under the Comprehensive Environmental Response, Compensation and Liability Act ('CERCLA') and analogous state laws, regardless of fault or the legality of the original disposal. The Company has received notice that it is or may be a PRP at a number of federal and/or state sites where remedial action may be required, and as a result may have joint and several liability for cleanup costs at such sites. However, liability of CERCLA sites is typically shared with the other PRPs and costs are commonly allocated according to relative amounts of waste deposited. Because the Company's relative percentage of waste deposited at the majority of these sites is quite small, management of the Company believes that its probable liability under CERCLA, taken on a case by case basis or in the aggregate, will not have a material adverse effect on its financial condition or operations. Pending CERCLA proceedings include the following:


          In January 1990, CCA filed a motion for leave to intervene and for modification of the consent decree in United States v. General Refuse Services, a case pending in the United States District Court for the Southern District of Ohio. CCA contends that it should be allowed to participate in the proposed consent decree, which provides for remediation of alleged releases or threatened releases of hazardous substances at a site in Miami County, near Troy, Ohio, according to a plan approved by the United States Environmental Protection Agency, Region V (the 'Agency'). The Court granted CCA's motion to intervene in this litigation, but denied CCA's motion for an order denying entry of the consent decree.
     Consequently, the consent decree has been entered without CCA's being included as a party to the decree, meaning that CCA may have some exposure to potential claims for contribution to remediation costs incurred by other participants and for non-reimbursed response costs incurred by the Agency, which costs are reported by the Agency as $3.4 million as of February 1994. CCA's appeal of the Court's decision to the Sixth Circuit Court of Appeals is pending.

          In December 1991, the United States filed a civil action against CCA in United States District Court, Southern District of Ohio, to recover its unreimbursed costs at the Miami County site, and CCA subsequently filed a third-party complaint against certain entities that had joined the original consent decree. In October 1993, the United States filed an additional suit against CCA in the same court seeking injunctive relief and damages up to $25,000 per day from March 27, 1989 to the present, based on CCA's alleged failure to properly respond to the Agency's document and information requests in connection with this site. In July 1993, counsel for CCA was advised by the Office of the United States Attorney, Northern District of Illinois that a criminal inquiry is also underway relating to CCA's responses to the Agency's document and information requests. CCA is investigating the circumstances regarding its responses, and is pursuing settlement with respect to all matters relating to the Miami County site.

          CCA has paid approximately $768,000 pursuant to two partial consent decrees entered into in 1990 and 1991 with respect to clean-up obligations at the Operating Industries site in Monterey Park, California. It is anticipated that there will be further remedial measures beyond those covered by these partial settlements.


     In addition to other Federal and State laws regarding hazardous substance contamination at sites owned or operated by the Company, the New Jersey Industrial Site Recovery Act ('ISRA') requires that a 'Negative Declaration' or a 'Cleanup Plan' be filed and approved by the New Jersey Department of Environmental Protection and Energy ('DEPE') as a precondition to the 'transfer' of an 'industrial establishment'. The ISRA regulations provide that a transferor may close a transaction prior to the DEPE's approval of a negative declaration if the transferor enters into an administrative consent order with the DEPE. The Company is currently a signatory to administrative consent orders with respect to two formerly leased or owned industrial establishments and has recently closed a facility and received a negative declaration with respect thereto. Management believes that any requirements that may be imposed by the DEPE with respect to these sites will not have a materially adverse effect on the financial condition or operations of the Company.


     The Company's paperboard and newsprint mills are large consumers of energy, using either natural gas or coal. Approximately 67% of the Company's total paperboard tonnage is produced by mills which have coal-fired boilers. The cost of energy is dependent, in part, on environmental regulations concerning sulfur dioxide and particulate emissions.


     Because various pollution control standards are subject to change, it is not possible at this time to predict the amount of capital expenditures that will ultimately be required to comply with future standards. In particular, the United States Environmental Protection Agency has proposed a comprehensive rule governing the pulp, paper and paperboard industry, which could require substantial compliance expenditures on the part of the Company. For the past three years, the Company has spent an average of approximately $10 million annually on capital expenditures for environmental purposes. Further sums may be required in the future, although, in the opinion of management, such expenditures will not have a material effect on its financial condition or results of operations. The amount budgeted for such expenditures for fiscal 1994 is approximately $10 million. Since the Company's competitors are, or will be, subject to comparable pollution control standards, including the proposed rule discussed above, if implemented, management is of the opinion that compliance with future pollution standards will not adversely affect the Company's competitive position.

                                   MANAGEMENT

DIRECTORS


     The following table sets forth the names and ages of the directors of each of JSC and CCA.


              NAME                  AGE
- ---------------------------------   ---
Michael W.J. Smurfit.............   57
Howard E. Kilroy.................   58
James E. Terrill.................   60
Donald P. Brennan................   53
Alan E. Goldberg.................   39
David R. Ramsay..................   30

     Following completion of the Offerings and pursuant to the Stockholders Agreement (as described below), JSC and CCA each intends to expand its Board of Directors to include two additional directors, one of whom will be designated by, but not affiliated with, SIBV and, one of whom will be designated by, but not affiliated with, MSLEF II.


     Upon consummation of the Offerings, the current Board of Directors of each of JSC and CCA will be divided into three classes of directors serving staggered three-year terms. The terms of office of Messrs. Terrill and Ramsay expire in 1995, of Messrs. Kilroy and Goldberg expire in 1996 and of Messrs. Smurfit and Brennan expire in 1997. The terms of office of the additional unaffiliated directors who are to be designated by MSLEF II and SIBV as described above shall expire in 1995 and 1996, respectively. See 'Description of Capital Stock -- Restated Certificate of Incorporation and By-laws'.

EXECUTIVE OFFICERS


     The following table sets forth the names and ages of the executive officers of each of JSC and CCA and the positions they will hold immediately prior to the consummation of the Offerings.


              NAME                  AGE                              POSITION
- ---------------------------------   ---   --------------------------------------------------------------
Michael W.J. Smurfit.............   57    Chairman of the Board and Director
James E. Terrill.................   60    President, Chief Executive Officer and Director
Howard E. Kilroy.................   58    Senior Vice President and Director
Richard W. Graham................   59    Senior Vice President and General Manager -- Folding Carton
                                            and Boxboard Mill Division
C. Larry Bradford................   57    Vice President -- Sales and Marketing
Raymond G. Duffy.................   52    Vice President -- Planning
Michael C. Farrar................   53    Vice President -- Environmental and Governmental Affairs
John R. Funke....................   52    Vice President and Chief Financial Officer
Richard J. Golden................   52    Vice President -- Purchasing
Michael F. Harrington............   53    Vice President -- Personnel and Human Resources
Alan W. Larson...................   55    Vice President and General Manager -- Consumer Packaging
                                            Division
Edward F. McCallum...............   59    Vice President and General Manager -- Container Division
Lyle L. Meyer....................   57    Vice President
Patrick J. Moore.................   39    Vice President and Treasurer
David C. Stevens.................   59    Vice President and General Manager -- Smurfit Recycling
                                            Company
Truman L. Sturdevant.............   59    President of SNC
Michael E. Tierney...............   45    Vice President and General Counsel and Secretary
Richard K. Volland...............   55    Vice President -- Physical Distribution
William N. Wandmacher............   51    Vice President and General Manager -- Containerboard Mill
                                            Division
Gary L. West.....................   51    Vice President and General Manager -- Industrial Packaging
                                            Division

BIOGRAPHIES

     C. Larry Bradford has been Vice President -- Sales and Marketing since January 1993. He served as Vice President and General Manager -- Container Division from February 1991 until October 1992. Prior to that time, he was Vice President and General Manager of the Folding Carton and Boxboard Mill Division from January 1983 to February 1991.


     Donald P. Brennan joined MS&Co. in 1982 and has been a Managing Director since 1984. He is responsible for MS&Co.'s Merchant Banking Division and is Chairman and President of Morgan Stanley Leveraged Equity Fund II, Inc. ('MSLEF II, Inc.') and Chairman of Morgan Stanley Capital Partners III, Inc. ('MSCP III, Inc.'). Mr. Brennan serves as Director of Agricultural Minerals and Chemicals Inc., Agricultural Minerals Corporation, Coltec Industries Inc, Fort Howard Corporation, Hamilton Services Limited, PSF Finance Holdings, Inc., Shuttleway, A/S Bulkhandling and Stanklav Holdings, Inc. Mr. Brennan is also Deputy Chairman and Director of Waterford Wedgwood plc.


     Raymond G. Duffy has been Vice President -- Planning since July 1983 and served as Director of Corporate Planning from 1980 to 1983.

     Michael C. Farrar was appointed Vice President-Environmental and Governmental Affairs in March 1992. Prior to joining JSC, he was Vice President of the American Paper Institute and the National Forest Products Association for more than 5 years.

     John R. Funke has been Vice President and Chief Financial Officer since April 1989 and was Corporate Controller and Secretary from 1982 to April 1989.

     Richard J. Golden has been Vice President -- Purchasing since January 1985 and was Director of Corporate Purchasing from October 1981 to January 1985. In January 1994, he was assigned responsibility for world-wide purchasing for JS Group.


     Alan E. Goldberg has been a member of MS&Co.'s Merchant Banking Division since its formation in 1985 and a Managing Director of MS&Co. since 1988. Mr. Goldberg is a member of the Finance Committee of MS&Co. Mr. Goldberg is Chairman and President of Morgan Stanley Leveraged Equity Fund I, Inc., a Delaware corporation, is a Director of MSLEF II, Inc. and is a Vice Chairman and a Director of MSCP III, Inc. Mr. Goldberg also serves as a Director of Agricultural Minerals and Chemicals Inc., Agricultural Minerals Corporation, Amerin Guaranty Corporation, CIMIC Holdings Limited, Centre Cat Limited and Hamilton Services Limited.

     Richard W. Graham was appointed Senior Vice President and General Manager -- Folding Carton and Boxboard Mill Division in February 1994. He served as Vice President and General Manager -- Folding Carton and Boxboard Mill Division from February 1991 to January 1994. Mr. Graham was Vice President and General Manager -- Folding Carton Division from October 1986 to February 1991. Mr. Graham joined CCA in 1959 and has served in various management positions, becoming Group Vice President of Administration for CCA in 1984.

     Michael F. Harrington was appointed Vice President-Personnel and Human Resources in January 1992. Prior to joining JSC, he was Corporate Director of Labor Relations/Safety and Health with Boise Cascade Corporation for more than 5 years.

     Howard E. Kilroy has been Chief Operations Director of JS Group since 1978 and President of JS Group since October 1986. Mr. Kilroy was a member of the Supervisory Board of SIBV from January 1978 to January 1992. He has been a Director of JSC since 1979 and Senior Vice President for over 5 years. In addition, he is Governor (Chairman) of Bank of Ireland and a Director of Aran Energy plc.

     Alan W. Larson has been Vice President and General Manager -- Consumer Packaging Division since October 1988. Prior to joining JSC in 1988, he was Executive Vice President of The Black and Decker Corporation.

     Edward F. McCallum has been Vice President and General Manager -- Container Division since October 1992. He served as Vice President and General Manager of the Industrial Packaging Division from January 1991 to October 1992. Prior to that time, he served in various positions in the Container Division since joining JSC in 1971.

     Lyle L. Meyer has been Vice President since April 1989. He has also been President of Smurfit Pension and Insurance Services Company since 1982.

     Patrick J. Moore has been Vice President and Treasurer since February 1993. He was Treasurer from October 1990 to February 1993. Prior to joining JSC in 1987 as Assistant Treasurer, Mr. Moore was with Continental Bank in Chicago where he served in various corporate lending, international banking and administrative capacities.


     David R. Ramsay is a Vice President of MS&Co.'s Merchant Banking Division where he has worked since his graduation from business school in 1989. Mr. Ramsay also serves as a Director of Agricultural Minerals and Chemicals Inc., Agricultural Minerals Corporation, ARM Financial Group Inc., Hamilton Services Limited, A/S Bulkhandling and Stanklav Holdings, Inc. and is President and a Director of PSF Finance Holdings, Inc.


     Michael W.J. Smurfit has been Chairman and Chief Executive Officer of JS Group since 1977. Dr. Smurfit has been a Director of JSC since 1979 and Chairman of the Board since September 1983. He was Chief Executive Officer from September 1983 to July 1990.

     David C. Stevens has been Vice President and General Manager -- Smurfit Recycling Company since January 1993. He joined JSC in 1987 as General Sales Manager and was named Vice President later that year. He held various management positions with International Paper and was President of Mead Container Division prior to joining JSC.

     Truman L. Sturdevant has been President of SNC since February 1993. He was Vice President and General Manager of SNC from August 1990 to February 1993. Mr. Sturdevant joined the Company in 1984 as Vice President and General Manager of the Oregon City newsprint mill.

     James E. Terrill was named a Director and President and Chief Executive Officer in February 1994. He served as Executive Vice President -- Operations from August 1990 to February 1994. He also served as Executive Vice President of SNC from February 1993 to February 1994. He was President of SNC from February 1986 to February 1993. He served as Vice President and General Manager -- Industrial Packaging Division of JSC from 1979 to February 1986.

     Michael E. Tierney has been Vice President and General Counsel and Secretary since January 1993. He served as Senior Counsel and Assistant Secretary since joining JSC in 1987.

     Richard K. Volland has been Vice President -- Physical Distribution since 1978.

     William N. Wandmacher has been Vice President and General Manager -- Containerboard Mill Division since January 1993. He served as Division Vice President -- Medium Mills from October 1986 to January 1993. Since joining the Company in 1966, he has held increasingly responsible positions in production, plant management and planning, both domestic and foreign.

     Gary L. West has been Vice President and General Manager -- Industrial Packaging Division since October 1992. He served as Vice President -- Converting and Marketing for the Industrial Packaging Division from January 1991 to October 1992. Prior to that time, he held various management positions in the Container and Consumer Packaging divisions since joining JSC in 1980.

PROVISIONS OF STOCKHOLDERS AGREEMENT PERTAINING TO MANAGEMENT


     The Stockholders Agreement will provide that SIBV and the MS Holders (as defined in the Stockholders Agreement and which term includes the MSLEF II Associated Entities (and, with respect to certain of their shares, includes the Direct Investors (as defined below)) shall vote their shares of Holdings Common Stock, or grant an irrevocable proxy to MSLEF II to vote their shares of Common Stock, to elect as directors of Holdings (a) four individuals selected by SIBV (each, an 'SIBV Nominee') one of whom shall be the Chief Executive Officer and one of whom shall not be affiliated with SIBV, Holdings, JSC or CCA (an 'SIBV Unaffiliated Director') and (b) four individuals selected by MSLEF II (each, a 'MSLEF II Nominee'), one of whom shall not be affiliated with MSLEF II, Holdings, JSC or CCA (a 'MSLEF II Unaffiliated Director'), if (i) the MS Holders collectively own more than 10% of the outstanding Holdings Common Stock or SIBV owns less than 25% of the outstanding Holdings Common Stock and the MS Holders shall not have received the Initial Return (as defined below) ('Tier 1') or (ii) the MS Holders collectively own 30% or more of the outstanding Holdings Common Stock or the MS Holders collectively own a greater number of voting shares than SIBV and the MS Holders shall have collectively received the Initial Return ('Tier 2'); provided, however, that in the event that the MS Holders collectively own 7 1/2% or more and less than 30% of the outstanding Holdings Common Stock and have collectively received the Initial Return, then SIBV shall not be required to have one of its nominees be an SIBV Unaffiliated Director and the four MSLEF II Nominees shall include two MSLEF II Unaffiliated Directors; provided, further, that in the event that the MS Holders collectively own 6% or more but less than 7 1/2% of the outstanding Holdings Common Stock and have collectively received the Initial Return, then SIBV shall nominate four SIBV Nominees (one of whom shall be the Chief Executive Officer), MSLEF II shall nominate two MSLEF II Nominees and Holdings' Board of Directors shall nominate two persons to the Board of Directors who shall be reasonably acceptable to MSLEF II and SIBV. Unless MSLEF II determines otherwise, MSLEF II, except MSLEF II Unaffiliated Directors, Nominees shall be Managing Directors, Principals or Vice Presidents of MS&Co. The Stockholders Agreement defines 'Initial Return' to mean the receipt, as dividends or as a result of sales of shares of Holdings Common Stock, of $400 million in cash or certain other property (or a combination thereof) collectively by the MS Holders. For purposes of calculating the Initial Return, shares which MSLEF II or Equity Investors (as defined below) distributes to its partners will be deemed to have been sold at the closing sales price per share as of the date such distribution is declared. Calculations made for purposes of the foregoing shall not give effect to shares of Holdings Common Stock purchased after the date of the closing of the Offerings (other than shares of Common
Stock purchased by SIBV pursuant to the preemptive rights set forth in the Stockholders Agreement. In addition, notwithstanding the termination of the Stockholders Agreement upon the MS Holders ceasing to own six percent or more of the Holdings Common Stock, so long as MSLEF II or MSLEF II, Inc. and its affiliates own Holdings Common Stock with a market value of at least $25 million, MSLEF II shall be entitled to designate, and SIBV shall vote its shares of Holdings Common Stock for the election of, one nominee to the Board of Directors of Holdings (who need not be a MSLEF II Unaffiliated Director).



     Pursuant to the terms of the Stockholders Agreement, SIBV and MSLEF II will each be entitled to designate four nominees to Holdings' Board of Directors upon the consummation of the Recapitalization Plan (excluding the Subordinated Debt Refinancing). Such designees include, in the case of SIBV, Michael W. J. Smurfit, Howard E. Kilroy and James E. Terrill and, in the case of MSLEF II, Donald P. Brennan, Alan E. Goldberg and David R. Ramsay. The MSLEF II Unaffiliated Director and the SIBV Unaffiliated Director will be named following completion of the Offerings. See ' -- Directors'. Pursuant to the Stockholders Agreement, SIBV and MSLEF II have agreed to ensure the election of only eight directors (unless they otherwise agree). In addition, the MS Holders and SIBV have agreed pursuant to the Stockholders Agreement to use their best efforts to cause their respective nominees to resign from the Holdings' Board of Directors and to cause the remaining Directors, subject to their fiduciary duties, to fill the resulting vacancies, if and to the extent changes in directors are necessary in order to reflect the Board representation contemplated by the Stockholders Agreement.



     Pursuant to the Stockholders Agreement, the Board of Directors of Holdings shall have all powers and duties and the full discretion to manage and conduct the business and affairs of Holdings as may be conferred or imposed upon a board of directors pursuant to Section 141 of the Delaware General Corporation Law; provided, however, that if the MS Holders' collective ownership of Holdings Common Stock shall be in Tier 1 or Tier 2, approval of certain specified actions shall require approval of (a) the sum of one and a majority of the entire Board of Directors of the Company present at a meeting of the Board of Directors and
(b) two directors who are SIBV Nominees and two directors who are MSLEF II Nominees (the 'Required Majority'. Without limiting the foregoing, unless the MS Holders collectively own 6% or more but less than 7 1/2% of the Holdings Common Stock during any period when Holdings' Board of Directors does not consist of eight members (or such greater number of members as may be agreed to by SIBV, MSLEF II and Holdings) then all actions of the Board of Directors shall require approval of at least one director who is a SIBV Nominee and one director who is a MSLEF II Nominee. The specified corporate actions that must be approved by a Required Majority include the amendment of the certificate of incorporation or by-laws of Holdings or any of its subsidiaries; the issuance, sale, purchase or redemption of securities of Holdings or any of its subsidiaries; the establishment of and appointments to the Audit Committee of Holdings' Board of Directors; certain sales of assets or investments in, or certain transactions with, JS Group or its affiliates in excess of a specified amount or any other person in excess of other specified amounts; certain mergers, consolidations, dissolutions or liquidations of Holdings or any of its subsidiaries; the filing of a petition in bankruptcy; the setting aside or making of any payment or distribution by way of dividend or otherwise to the stockholders of Holdings or any of its subsidiaries; the incurrence of new indebtedness, the creation of liens or guarantees, the institution, termination or settlement of material litigation, the surrender of property or rights, making certain investments, commitments, capital expenditures or donations, in each case in excess of certain specified amounts; entering into any lease (other than a capitalized lease) of any assets of Holdings located in any one place having a book value in excess of a specified amount; the entering into any agreement or material transaction between Holdings and a director or officer of Holdings, JSC, JS Group, CCA, SIBV or MSLEF II or their affiliates; the replacement of the independent accountants for Holdings or any of its subsidiaries or modification of significant accounting methods; the amendment or termination of Holdings' 1992 Stock Option Plan; except as provided in the Stockholders Agreement, the election or removal of directors and officers of each of JSC and CCA; and any decision regarding registration, except as provided in the Registration Rights Agreement.



     Pursuant to the Stockholders Agreement, SIBV and MSLEF II shall use their best efforts to cause their respective designees to Holdings' Board of Directors to elect directors to the Boards of Directors of JSC and CCA in an analogous manner. It is currently anticipated that the directors of Holdings, JSC and CCA will be the same individuals.


COMMITTEES


     Following consummation of the Offerings, there will be four committees of the Boards of Directors of each of Holdings, JSC and CCA: the Executive
Committee (comprised of                           ), the Compensation  Committee
(comprised  of                             ), the Audit  Committee (comprised of
                    )   and    the   Appointment    Committee   (comprised    of
                    ), which committee shall, among other things, select, replace or remove officers. The Stockholders Agreement provides that SIBV and MSLEF II will use their best efforts to cause their respective designees on the Holdings Board of Directors, subject to their fiduciary duties, to (i) insure that MSLEF II Nominees constitute a majority of the members on the Compensation Committee and any other committees which administer any option or incentive plan of Holdings and the Company and (ii) subject to certain limitations (including limitations based on the percentage stock ownership of the MS Holders and/or
SIBV), insure that (a) SIBV Nominees constitute a majority of the members, and a MSLEF II Nominee is a member, of the Appointment Committee and (b) nominees of the SIBV Nominees for officers of Holdings, JSC and CCA (other than Chief Financial Officer), and a nominee of the MSLEF II Nominee for Chief Financial Officer of Holdings, JSC and CCA, are appointed or elected to such positions, whether by the Appointment Committee or the Board of Directors. In addition, SIBV and MSLEF II shall use their best efforts to cause their respective designees on Holdings' Board of Directors, subject to their fiduciary duties, to cause the officers of Holdings to be the respective officers of each of JSC and CCA, unless SIBV and MSLEF II otherwise agree.


DIRECTOR COMPENSATION

     Prior to the completion of the Offerings, no directors of Holdings, JSC and CCA received any fees for their services as directors; however, the directors were reimbursed for their travel expenses in connection with their attendance at board meetings. Following the completion of the Offerings, each of Holdings, JSC and CCA intends to reimburse all its directors for their travel expenses in connection with their attendance at board meetings and to pay all its directors who are not officers an annual fee of $35,000 plus $2,000 for attendance at each meeting which is in excess of four meetings per year.

EXECUTIVE COMPENSATION

     SUMMARY COMPENSATION TABLE

     The following table sets forth the cash and noncash compensation for each of the last three fiscal years awarded to or earned by the Chief Executive Officer of the Company and the four other most highly compensated executive officers of the Company (the 'Named Executive Officers') during 1993.

                                                                                                 LONG TERM
                                                                                                COMPENSATION
                                                                                                ------------
                                                                                                   AWARDS
                                                             ANNUAL COMPENSATION                ------------
                                                 -------------------------------------------     SECURITIES        ALL OTHER
                                                                              OTHER ANNUAL       UNDERLYING     COMPENSATION($)
     NAME AND PRINCIPAL POSITION         YEAR    SALARY($)(a)    BONUS($)    COMPENSATION($)    OPTIONS(#)(b)      (c)(d)(e)
- --------------------------------------   ----    ------------    --------    ---------------    ------------    ---------------
Michael W.J. Smurfit, Chairman of the
  Board...............................   1993      $832,369      $      0        $30,000                  0         $16,775
                                         1992       793,273       526,605              0          1,026,000          15,764
                                         1991       705,033             0              0                  0          14,042
James E. Terrill, President and Chief
  Executive Officer, formerly
  Executive Vice
  President -- Operations(f)..........   1993       440,000             0         17,318                  0          19,545
                                         1992       367,500       243,477            944            181,000          16,346
                                         1991       326,667             0            555                  0          18,554
Alan W. Larson, Vice President and
  General Manager -- Consumer
  Packaging Division..................   1993       292,600       121,558              0                  0           8,068
                                         1992       280,000       121,238          1,881             45,000           7,658
                                         1991       236,133        95,634          2,054                  0           3,500
C. Larry Bradford, Vice President --
  Sales and Marketing.................   1993       369,000             0         18,209                  0          15,085
                                         1992       353,000         3,644          1,361            121,000          13,658
                                         1991       299,600        23,370          2,408                  0           3,500
James B. Malloy, former President,
  Chief Executive Officer and Chief
  Operating Officer(f)................   1993       992,000             0         17,867                  0          21,902
                                         1992       945,000       626,082          8,003            724,000          23,294
                                         1991       840,000             0          7,955                  0          20,909


- ------------


 (a) The salary amounts for 1991 reflect a 10% salary reduction for each officer, implemented during 1991 to help offset the impact of the recession. The salary reductions were in place for the period of April 1, 1991 to December 15, 1991.


 (b)  Gives  effect  to  the  ten-for-one   stock  split  contemplated  by   the
      Reclassification.


 (c) 1993 totals consist of a $3,500 Company contribution to the Company's Savings Plan (the 'Savings Plan') for each Named Executive Officer (other than Dr. Smurfit) and Company-paid split-dollar term life insurance premiums for Dr. Smurfit ($16,775) and Messrs. Malloy ($12,061), Terrill ($16,045), Larson ($4,568) and Bradford ($11,585). Mr. Malloy also had reportable (above 120% of the applicable federal long-term rate) earnings equal to $6,341 credited to his account under the Company's Deferred Compensation Capital Enhancement Plan (the 'Deferred Compensation Plan').



 (d) 1992 totals consist of a $3,500 Company contribution to the Savings Plan for each Named Executive Officer (other than Dr. Smurfit) and Company-paid split-dollar term life insurance premiums for Dr. Smurfit ($15,764) and Messrs. Malloy ($13,255), Terrill ($12,846), Larson ($4,158) and Bradford ($10,158). Mr. Malloy also had reportable earnings of $6,539 credited to his account under the Deferred Compensation Plan.



 (e) 1991 totals consist of a $3,500 Company contribution to the Savings Plan for each Named Executive Officer (other than Dr. Smurfit) and Company-paid split-dollar term life insurance premiums for Dr. Smurfit ($14,042) and Messrs. Malloy ($11,373), Terrill ($10,493), Larson ($3,665) and Bradford ($8,081). Mr. Malloy also had reportable earnings of $6,036 credited to his account under the Deferred Compensation Plan. Mr. Terrill received a moving allowance of $4,561.



 (f) As of February 1, 1994, James B. Malloy retired as President, Chief Executive Officer and Chief Operating Officer, and James E. Terrill succeeded to Mr. Malloy's positions as President and Chief Executive Officer. Previously, Mr. Terrill was the Executive Vice President -- Operations.


     Prior to consummation of the Offerings, the Company intends to pay aggregate cash bonuses of $7.62 million to a number of its and its affiliates' officers, including approximately $1,964,000, $347,000, $87,000, $231,000 and
$1,386,000 to Messrs. Smurfit, Terrill, Larson, Bradford and Malloy, respectively, and $1.77 million to officers of JS Group and its affiliates (other than Michael W.J. Smurfit). In addition, the Company paid approximately $2.9 million of bonuses to other employees of the Company in 1992.

1994 LONG-TERM INCENTIVE PLAN


     Prior to consummation of the Equity Offerings, JSC intends to adopt the Jefferson Smurfit Corporation (U.S.) 1994 Long-Term Incentive Plan (the 'Incentive Plan'). Pursuant to the Plan, participants will be granted awards, payable in cash on June 30, 1997 (the 'Payment Date') (or earlier in the event of death or disability) if and to the extent vested. A participant's award will vest on the Payment Date if he is still employed by JSC or any of its subsidiaries at such time; provided that such award shall vest in full if the participant dies or becomes disabled and shall vest 20% on June 30, 1995, and an additional 20% on June 30, 1996 if the participant is employed on such date and is thereafter terminated, prior to June 30, 1997, by the Company without cause. Notwithstanding the foregoing, no amounts shall be paid under the Incentive Plan unless the Equity Offerings are consummated. The aggregate amount of awards under the Incentive Plan is $5 million. The awards expected to be granted to Messrs. Terrill, Larson and Bradford are $1,000,000, $200,000 and $75,000, respectively. Aggregate and individual awards will be increased by earnings accrued thereon (by virtue of the actual or deemed investment thereof, as determined by the Compensation Committee) during the period beginning as soon as practicable after the consummation of the Equity Offerings and ending on the Payment Date or earlier date of payment.


1992 STOCK OPTION PLAN

  OPTION PLAN


     Under Holdings' 1992 Stock Option Plan, the Named Executive Officers and certain other eligible employees have been granted options to purchase shares of stock of Holdings. The options become vested over a ten year period and vest in their entirety upon the death, disability or retirement of the optionee. Non-vested options are forfeited upon any other termination of employment. Options may not be exercised unless they are both exercisable and vested. Upon the earliest to occur of (i) MSLEF II's transfer of all of its Holdings Common Stock or, if MSLEF II distributes its Holdings Common Stock to its partners pursuant to its dissolution, the transfer by such partners of at least 50% of the aggregate Holdings Common Stock received from MSLEF II pursuant to its dissolution, (ii) the 11th anniversary of the grant date of the options, and
(iii) a public offering of Holdings common stock (including the Equity Offerings), all vested options shall become exercisable and all options which vest subsequently shall become exercisable upon vesting; provided, however, that if a public offering occurs prior to the Threshold Date (defined below) all vested options and all options which vest subsequent to the public offering but prior to the Threshold Date shall be exercisable in an amount (as of periodic determination dates) equal to the product of (a) the number of shares of Holdings Common Stock vested pursuant to the option (whether previously exercised or not) and (b) the Morgan Percentage (as defined below) as of such date; provided further that in any event a holder's options shall become exercisable from time to time in an amount equal to the percentage that the number of shares sold or distributed to its partners by MSLEF II represents of its aggregate ownership of shares (with vested options becoming exercisable up to such number before any non-vested options become so exercisable) less the number of options, if any, which have become exercisable on January 1, 1995 as set forth below. The Threshold Date is the earlier of (x) the date the members of the MSLEF II Group (as defined in the 1992 Stock Option Plan) shall have received collectively $200,000,000 in cash and/or other property as a return of their investment in Holdings (as a result of sales of shares of Holdings' common equity) and (y) the date that the members of the MSLEF II Group shall have transferred an aggregate of at least 30% of Holdings' common equity owned by the MSLEF II Group as of August 26, 1992. The Morgan Percentage as of any date is the percentage determined from the quotient of (a) the number of shares of Holdings' common equity held as of August 26, 1992, that were transferred by the MSLEF II Group as of the determination date and (b) the number of shares of Holdings' common equity outstanding as of such date. The Plan Committee, with the consent of the Board of Directors of Holdings, may accelerate the exercisability of options at such times and circumstances as it deems appropriate in its discretion. The option exercise price is not adjustable other than pursuant to an antidilution provision. Ten percent of stock options granted prior to 1993 become exercisable on January 1, 1995 so long as the Equity Offerings have been consummated. Already owned shares and shares otherwise issuable upon exercise may be used to pay the exercise price of options and any tax withholding liability. The foregoing describes the terms of the 1992 Stock Option Plan, as intended to be amended prior to the consummation of the Equity Offerings.


  OPTION GRANTS


     No option grants were made during 1993 to any Named Executive Officers. Effective as of February 15, 1994 options with an exercise price of $20 per share of Holdings Common Stock were granted to a number of officers and employees including Messrs. Terrill and Larson who were granted options for 319,000, and 5,000 shares of Holdings Common Stock, respectively (such dollar amount and numbers have been adjusted to reflect the ten-for-one stock split contemplated by the Reclassification). Such options vest over the period ending on December 31, 1999.

  OPTION EXERCISES AND YEAR-END VALUE TABLE


     The following table summarizes the exercise of options relating to shares of Holdings Common Stock by the Named Executive Officers during 1993 and the value of options held by such officers as of the end of 1993. No stock appreciation rights have been granted to any Named Executive Officers. In addition, options to purchase 755,000 shares (as adjusted for the ten-to-one stock split) have been granted to officers and employees of JS Group and its affiliates (other than Michael W. J. Smurfit).


                                                      AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR, AND FY-END OPTION
                                                                                     VALUE
                                                      -------------------------------------------------------------------
                                                                                       NUMBER OF SECURITIES UNDERLYING
                                                                                                 UNEXERCISED
                                                        SHARES                          OPTIONS AT DECEMBER 31, 1993
                                                      ACQUIRED ON       VALUE       -------------------------------------
                       NAME                           EXERCISE(#)    REALIZED($)    EXERCISABLE(#)    UNEXERCISABLE(#)(a)
- --------------------------------------------------    -----------    -----------    --------------    -------------------
Michael W. J. Smurfit.............................          0              N/A              0                1,026,000
James E. Terrill..................................          0              N/A              0                  181,000
Alan W. Larson....................................          0              N/A              0                   45,000
C. Larry Bradford.................................          0              N/A              0                  121,000
James B. Malloy...................................          0              N/A              0                  724,000


                                                      AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR, AND FY-END OPTION
                                                                                     VALUE
                                                      -------------------------------------------------------------------
                                                              VALUE OF  UNEXERCISED
                                                                   IN-THE-MONEY
                                                           OPTIONS AT DECEMBER 31, 1993
                                                      ------------------------------------
                       NAME                           EXERCISABLE($)     UNEXERCISABLE($)
- --------------------------------------------------    ---------------    -----------------
Michael W. J. Smurfit.............................    $         0        $          0
James E. Terrill..................................              0                   0
Alan W. Larson....................................              0                   0
C. Larry Bradford.................................              0                   0
James B. Malloy...................................              0                   0


- ------------


 (a) Gives   effect  to  the   ten-for-one  stock  split   contemplated  by  the
     Reclassification, but does not give effect to options granted in 1994.


PENSION PLANS

  SALARIED EMPLOYEES' PENSION PLAN AND SUPPLEMENTAL INCOME PENSION PLANS

     The Company and its subsidiaries maintain a non-contributory pension plan for salaried employees (the 'Pension Plan') and non-contributory supplemental income pension plans (the 'SIP Plans') for certain key executive officers. The Pension Plan provides monthly benefits at age 65 equal to 1.5% of a participant's final average earnings minus 1.2% of such participant's primary social security benefit, multiplied by the number of years of credited service. Final average earnings equals the average of the highest five consecutive years of the participant's last 10 years of service, including overtime and certain bonuses, but excluding bonus payments under the Management Incentive Plan, deferred or acquisition bonuses, fringe benefits and certain other compensation. Employees' pension rights vest after five years of service. Benefits are also available under the Pension Plan upon early or deferred retirement. The pension benefits for the Named Executive Officers can be calculated pursuant to the following table, which shows the total estimated single life annuity payments that would be payable to the Named Executive Officers participating in the Pension Plan and one of the SIP Plans after various years of service at selected compensation levels. A limit of 20 and 22.5 years of service can be credited for SIP I and SIP II, respectively. Payments under the SIP Plans are an unsecured liability of the Company.

     In order to participate in the SIP Plans, an executive must be selected by the Board of Directors. SIP Plan I provides annual benefits at normal retirement age (65) equal to 2.5% of a participant's final average earnings multiplied by the number of years of credited service (with a limit of 20 years or 50% of final average earnings), less such participant's regular Pension Plan benefit and a certain portion of the social security benefit, whereas SIP Plan II uses a 2% multiplier (with a limit of 22.5 years or 45% of final average earnings). Final average earnings equals the participant's average earnings, including bonus payments made under the Management Incentive Plan, for the five consecutive highest-paid calendar years out of the last 10 years of service. Participants may elect to receive benefits in the form of either a life annuity, a life annuity with ten years certain or a designated survivor annuity.

                                                                      SIP I PARTICIPANTS
                                                        ----------------------------------------------
                                                            ANNUAL BENEFITS (SINGLE LIFE ANNUITY)
                                                               UPON FINAL RETIREMENT WITH FINAL
                                                                  YEARS OF SERVICE INDICATED
                        FINAL                             (PRIOR TO ADJUSTMENT FOR SOCIAL SECURITY)
                       AVERAGE                          ----------------------------------------------
                      EARNINGS                          5 YEARS     10 YEARS    15 YEARS     20 YEARS
- -----------------------------------------------------   --------    --------    --------    ----------
$  200,000...........................................   $ 25,000    $ 50,000    $ 75,000    $  100,000
   400,000...........................................     50,000     100,000     150,000       200,000
   600,000...........................................     75,000     150,000     225,000       300,000
   800,000...........................................    100,000     200,000     300,000       400,000
 1,000,000...........................................    125,000     250,000     375,000       500,000
 1,200,000...........................................    150,000     300,000     450,000       600,000
 1,400,000...........................................    175,000     350,000     525,000       700,000
 1,600,000...........................................    200,000     400,000     600,000       800,000
 1,800,000...........................................    225,000     450,000     675,000       900,000
 2,000,000...........................................    250,000     500,000     750,000     1,000,000

                                                                SIP II PARTICIPANTS
                                             ---------------------------------------------------------
                                                       ANNUAL BENEFITS (SINGLE LIFE ANNUITY)
                                                         UPON FINAL RETIREMENT WITH FINAL
                                                            YEARS OF SERVICE INDICATED
                                                     (PRIOR TO ADJUSTMENT FOR SOCIAL SECURITY)
                  FINAL                      ---------------------------------------------------------
                 AVERAGE                                                                        22.5
                 EARNINGS                    5 YEARS    10 YEARS    15 YEARS     20 YEARS      YEARS
- ------------------------------------------   -------    --------    --------    ----------    --------
$  200,000................................   $20,000    $ 40,000    $ 60,000    $   80,000    $ 90,000
   400,000................................    40,000      80,000     120,000       160,000     180,000
   600,000................................    60,000     120,000     180,000       240,000     270,000
   800,000................................    80,000     160,000     240,000       320,000     360,000
 1,000,000................................   100,000     200,000     300,000       400,000     450,000
 1,200,000................................   120,000     240,000     360,000       480,000     540,000
 1,400,000................................   140,000     280,000     420,000       560,000     630,000
 1,600,000................................   160,000     320,000     480,000       640,000     720,000
 1,800,000................................   180,000     360,000     540,000       720,000     810,000
 2,000,000................................   200,000     400,000     600,000       800,000     900,000

     Dr. Smurfit and Mr. Malloy participate in SIP Plan I and have 21 and 15 years of credited service, respectively. SIP Plan II became effective January 1, 1993, and Mr. Terrill, Mr. Larson and Mr. Bradford participate in such plan and have 22, 5 and 11 years of credited service, respectively. Estimated final average earnings for each of the the Named Executive Officers are as follows:
Mr.  Malloy ($1,185,000); Dr. Smurfit  ($1,040,000); Mr. Terrill ($532,000); Mr.
Larson ($366,000); and Mr. Bradford ($461,000).

EMPLOYMENT CONTRACTS AND TERMINATION, SEVERANCE AND CHANGE OF CONTROL
ARRANGEMENTS

     The Company and its subsidiaries maintain a severance pay plan for all salaried employees who have at least one year of credited service (the 'Severance Plan'). Upon a covered termination, the Severance Plan provides for the payment of one week's salary for each full year of service, payable in accordance with payroll practices.

     Mr. Malloy has a deferred compensation agreement with JSC pursuant to which JSC intends to pay to him, upon his retirement, lifetime payments of $70,000 annually in addition to his accrued benefits under SIP Plan I.

  DEFERRED COMPENSATION CAPITAL ENHANCEMENT PLAN

     The Company's Deferred Compensation Capital Enhancement Plan (the 'DCC') allows for the deferral of compensation of key full-time salaried employees of the Company and its subsidiaries. Participants may defer a portion of their compensation and their employer may defer discretionary bonuses (together the 'Deferred Compensation Amount'). Deferrals occur in 18 month cycles. A participant becomes vested with respect to amounts deferred during a particular cycle if he continues to be employed by the Company or its subsidiaries for seven years from the beginning of the cycle, retires at age 65 or leaves employment for reasons of death or disability. Upon Normal Retirement (as defined in the DCC) benefits are distributed under the DCC. Certain participants will receive preretirement distributions from the DCC, beginning in the eighth year of each cycle. The amounts distributed upon Normal Retirement for each cycle are determined with reference to the age of the participant at the beginning of the cycle and the participant's Deferred Compensation Amount with respect to the cycle. If a participant is younger than 45 years old at the beginning of a cycle, he will receive upon Normal Retirement a total of fifteen annual payments, each totalling one and one-half times his Deferred Compensation Amount. If at the beginning of a cycle a participant is between the ages of 45 and 55 years old, at Normal Retirement he will receive a total of fifteen annual payments that, in the aggregate, equal his Deferred Compensation Amount with respect to the cycle plus appreciation credited annually at 100% of the Moody's Rate (as defined in the DCC). If at the beginning of a cycle a participant is at least 55 years old, his Normal Retirement benefit will be a total of fifteen annual payments that, in the aggregate, equal his Deferred Compensation Amount with respect to the cycle plus appreciation credited annually at 150% of the Moody's Rate. If at the beginning of a cycle a participant is age 65 or older, the number of such annual payments shall be five. If a participant dies prior to retirement, the value of his death benefit may be more or less than his Normal Retirement benefits, depending on his age at the beginning of the cycle. Benefits may be reduced by the employer if a former participant is engaged in a competing business within two years of termination from the Company or its subsidiaries. Participants may receive early distributions in the event that they experience unforeseen financial emergencies. Benefits otherwise payable to the participant are then actuarially reduced to reflect such early distributions. The benefits payable under the DCC are funded by the Company through life insurance policies. There have been no deferrals under the DCC since 1986. Deferrals made by the Named Executive Officers during 1985 and 1986 and their ages at the time of such deferrals were:
Mr.  Malloy ($30,000  at 57, $50,000  at 58),  Dr. Smurfit ($30,000  at 48), Mr.
Terrill ($15,000 at 51, $25,000 at 52), Mr. Bradford ($15,000 at 49, $25,000  at
50) and Mr. Larson ($0). In 1993, the Company made the first preretirement distribution to certain participants, totaling $195,000.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Company has not heretofore maintained a formal compensation committee. Dr. Smurfit, Mr. Malloy and Mr. Kilroy, executive officers of the Company, participated in deliberations of the Board of Directors on executive compensation matters during 1993. Following consummation of the Offerings, JSC and CCA will maintain a Compensation Committee of the Board of Directors. See ' -- Committees'.

     Dr. Smurfit and Mr. Kilroy are both directors and executive officers of JS Group, Holdings, JSC and CCA, and Mr. Malloy is a director of JS Group and a former director and executive officer of Holdings, JSC and CCA.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS


     The table below sets forth certain information regarding the beneficial ownership of Holdings' capital stock as of March 28, 1994, and as adjusted to give effect to the Reclassification and the Equity Offerings, by (i) each person who is known to the Company to be the beneficial owner of more than 5% of any class of Holdings' voting stock, together with such person's address, (ii) each of the Named Executive Officers, (iii) each of the directors of JSC and CCA and
(iv) all directors and executive officers of JSC and CCA as a group. Except as set forth below, the stockholders named below have sole voting and investment power with respect to all shares of stock shown as being beneficially owned by them.

                                                                                                           BENEFICIAL OWNERSHIP
                                                                                                               AFTER EQUITY
                                                                      BENEFICIAL OWNERSHIP                       OFFERINGS
                                                                         PRIOR TO EQUITY                 -------------------------
                     BENEFICIAL OWNERS                                      OFFERINGS                    NUMBER OF
- ----------------------------------------------------------- -----------------------------------------    SHARES OF      PERCENT OF
 5% STOCKHOLDERS, NAMED EXECUTIVE OFFICERS, DIRECTORS AND      NUMBER             PERCENT    PERCENT       COMMON         COMMON
        EXECUTIVE OFFICERS AND DIRECTORS AS A GROUP         OF SHARES(a)  CLASS  OF CLASS   OF STOCK      STOCK(a)       STOCK(b)
- ----------------------------------------------------------- ------------  ------ ---------  ---------    ----------     ----------
SIBV ......................................................  18,400,000     A      100.0%      50.0%     45,814,286(c)     44.4%
  Smurfit International B.V.                                 21,700,000     D      100.0%
  Strawinskylaan 2001                          Total ......  40,100,000
  Amsterdam 1077ZZ, The Netherlands
  Attention: Rokin Corporate Services B.V.
MSLEF II Associated Entities ..............................  18,400,000     B      100.0%      39.7%     31,800,000        30.8%
  c/o Morgan Stanley & Co. Incorporated                      13,400,000     C       61.8%
  1251 Avenue of the Americas                 Total .......  31,800,000
  New York, NY 10020
  Attention: Donald P. Brennan
First Plaza Group Trust(d) ................................   5,000,000     C       23.0%       6.2%      5,000,000         4.9%
  c/o Morgan Stanley & Co. Incorporated
  1251 Avenue of the Americas
  New York, NY 10020
  Attention: Donald P. Brennan
Michael W.J. Smurfit(e)(f) ................................           0                                           0
Howard E. Kilroy(e)(f) ....................................           0                                           0
James E. Terrill(e) .......................................           0                                           0
James B. Malloy(e) ........................................           0                                           0
Alan W. Larson(e) .........................................           0                                           0
C. Larry Bradford(e) ......................................           0                                           0
Donald P. Brennan .........................................           0                                           0
Alan E. Goldberg ..........................................           0                                           0
David R. Ramsay ...........................................           0                                           0
All directors and executive officers as a group (23
  persons)(e) .                                                       0                                           0


- ------------


 (a) Gives effect to the ten-for-one stock split contemplated by the Reclassification pursuant to which, immediately prior to the consummation of the Equity Offerings, Holdings' five classes of common stock will be converted into one class, on a basis of ten shares of Holdings Common Stock for each share of stock of each of the old classes. Following the Reclassification, Holdings' only class of common stock will be the Holdings Common Stock.



 (b) Does not give effect to the exercise of the overallotment option granted to the underwriters in the Equity Offerings.



 (c) Includes 5,714,286 shares of Holdings Common Stock to be purchased by SIBV (or a corporate affiliate of SIBV) from Holdings pursuant to the SIBV Investment.



 (d) Amounts shown exclude shares of Holdings Common Stock owned by MSLEF II, of which each of First Plaza Group Trust and State Street Bank & Trust Co. is a limited partner. If MSLEF II were to distribute its shares of Holdings Common Stock to its partners, each of First Plaza Group Trust and State Street Bank & Trust Co. would receive a number of shares based on its pro rata ownership of MSLEF II. State Street Bank & Trust Co. currently owns (excluding shares owned by MSLEF II as described in the preceding sentence) 3,000,000 shares of Class C Stock of Holdings (after giving effect to the ten-for-one stock split contemplated by the Reclassification), which following the consummation of the Offerings will be 2.9% of the outstanding Holdings Common Stock.



 (e) Amounts shown exclude shares of Holdings Common Stock that have been reserved for sale to certain directors, officers and other employees of the Company and its affiliates; the actual amounts of such shares to be purchased by the individuals listed in the foregoing table and by all directors and executive officers as a group are undetermined. Messrs. Malloy, Smurfit, Terrill, Larson, Bradford and Kilroy and all directors and executive officers as a group own options to purchase 724,000, 1,026,000, 500,000, 50,000, 121,000, 423,000 and 3,842,000 shares of
      Holdings Common Stock, respectively. None of such options are currently or will become exercisable within 60 days following consummation of the Offerings. However, a portion of options hereafter vested will become exercisable, based upon the number of shares of Holdings Common Stock transferred by the MSLEF II Group (as defined in the 1992 Stock Option
      Plan) following the Equity Offerings. See 'Management -- Executive Compensation -- 1992 Stock Option Plan'. Prior to the Recapitalization, the holder of an option granted under the 1992 Stock Option Plan has the right to acquire Holdings' Class E Stock. Subsequent to the Recapitalization, the holder of an option has the right to acquire Holdings Common Stock.



 (f) Amounts exclude shares of Holdings Common Stock owned by SIBV as to which such persons disclaim beneficial ownership.

                              CERTAIN TRANSACTIONS

     Set forth below is a summary of certain agreements and arrangements entered into by the Company and related parties in connection with the 1989 Transaction and the 1992 Transaction (as defined below), as well as other transactions between the Company and related parties which have taken place during the Company's most recently completed three fiscal years.

GENERAL

     As a result of certain transactions which occurred in December 1989 (the '1989 Transaction'), JSC became a wholly-owned subsidiary of Holdings and CCA became an indirect wholly-owned subsidiary of JSC. As part of the 1989 Transaction, Holdings issued (i) 1,510,000 shares of Holdings' Class A common stock ('Class A Stock') and 500,000 shares of Holdings' Class D common stock ('Class D Stock') to SIBV for $150 million and $50 million, respectively, (ii) 1,510,000 shares of Holdings' Class B common stock ('Class B Stock') to MSLEF II for $150 million, (iii) 100,000 shares of Holdings' Class C common stock ('Class C Stock') to MSLEF II, Inc. (the general partner of MSLEF II) and 400,000 shares of Class C Stock to the Direct Investors (as defined below) for $10 million and $40 million, respectively (the Direct Investors also purchased Junior Accrual Debentures and Subordinated Debentures in aggregate principal amounts of $129.2 million and $30.8 million, respectively), and (iv) its preferred stock ('Old Preferred Stock') to SIBV for $100 million. SIBV subsequently transferred all of such common and preferred stock to Smurfit Packaging.

     In addition to the issuances of capital stock by Holdings described above, the financing for the 1989 Transaction was provided by (i) the issuance by CCA of the Secured Notes and the Subordinated Debt, and (ii) the incurrence of term debt and revolving credit indebtedness pursuant to the 1989 Credit Agreement.

     As a result of certain transactions among Holdings and CCA and certain of their securityholders which occurred in August 1992 (the '1992 Transaction'),
(i) MSLEF II acquired an additional 330,000 and 1,212,788 shares of Class B Stock and Class C Stock, respectively, and certain holders of Class C Stock acquired 457,212 additional shares of Class C Stock, for an aggregate of $200 million, (ii) Smurfit Holdings, B.V., a subsidiary of SIBV, acquired 330,000 shares of Class A Stock for $33 million, (iii) Smurfit Packaging agreed that its Old Preferred Stock (including shares issued since the 1989 Transaction as a dividend) would convert into 1,670,000 shares of Class D Stock on December 31, 1993, (iv) proceeds from the issuances of shares described in clauses (i) and
(ii) above were used to acquire, at a purchase price of $1,100 per $1,000 accreted value, an aggregate of $129.2 million principal amount ($193.5 million accreted value) of Junior Accrual Debentures from the Direct Investors, (v) CCA borrowed approximately $400 million under the 1992 Credit Agreement, and used the proceeds to prepay approximately $400 million of scheduled installments relating to term loan indebtedness under the 1989 Credit Agreement, (vi) various provisions of the 1989 Credit Agreement and the Secured Note Purchase Agreement were amended and restated, and (vii) MSLEF II and SIBV amended a number of the provisions contained in the Organization Agreement, agreed to the terms of a Stockholders Agreement (which will replace the Organization Agreement upon the closing of the Equity Offerings) and entered into the Registration Rights Agreement.


     Currently Smurfit Packaging and Smurfit Holdings, through their ownership of all of the outstanding Class A Stock, and MSLEF II, through its ownership of all of the outstanding Class B Stock, each own 50% of the voting common stock of Holdings. MSLEF II, MSLEF II, Inc., a Delaware Corporation that is a wholly-owned subsidiary of Morgan Stanley Group Inc. ('Morgan Stanley Group') and the general partner of MSLEF II, SIBV/MS Equity Investors, L.P., a Delaware limited partnership the general partner of which is a wholly-owned subsidiary of Morgan Stanley Group ('Equity Investors' and, together with MSLEF II and MSLEF II, Inc., the 'MSLEF II Associated Entities'), First Plaza Group Trust, as trustee for certain pension plans ('First Plaza'), Leeway & Co., as nominee for State Street Bank and Trust Co., as trustee for a master pension trust ('Leeway' and, together with First Plaza, the 'Direct Investors'), certain other investors and Smurfit Packaging own all of the non-voting stock of Holdings. On December 31, 1993, all of the Old Preferred Stock owned by Smurfit Packaging was converted into 1,670,000 shares of Class D Stock. Since such conversion of Old Preferred Stock, Smurfit Packaging, on the one hand, and the MSLEF II Associated Entities, the Direct

Investors and such other investors, on the other, own, through their ownership of Class D Stock and Class C Stock, respectively, 50% of the non-voting common stock of Holdings.



     Holdings' capital stock currently consists of Class A Stock, Class B Stock, Class C Stock, Class D Stock and Class E common stock (the 'Class E Stock' and, together with the Class A, Class B, Class C and Class D Stock, the 'Old Common Stock'). The classes of stock comprising the Old Common Stock are identical in all respects except with respect to certain voting rights, and certain exchange provisions that do not affect the percentage of Holdings owned by SIBV and MSLEF
II. Holdings' Class E Stock is non-voting stock reserved for issuance pursuant to the 1992 Stock Option Plan. In the Reclassification, the Old Common Stock, which consists of five classes of stock, will be converted into one class, on a basis of ten shares of Common Stock for each share of the Old Common Stock.
Following the Reclassification, Holdings' only class of common stock will be Holdings Common Stock. Immediately prior to the consummation of the Equity Offerings, 80,200,000 shares of Holdings Common Stock will be outstanding and such stock will be owned by Holdings' stockholders in proportion to their ownership of the Old Common Stock as described in the two preceding paragraphs. Substantially concurrently with the consummation of the Equity Offerings, SIBV (or a corporate affiliate of SIBV) will purchase 5,714,286 shares of Holdings Common Stock from Holdings pursuant to the SIBV Investment. Accordingly, following the consummation of the Equity Offerings and the SIBV Investment, MSLEF II Associated Entities and SIBV through its subsidiaries will beneficially own 30.8% and 44.4%, respectively, of the shares of Holdings Common Stock then outstanding. See 'Security Ownership of Certain Beneficial Owners'.


     The relationships among JSC, CCA, Holdings and its stockholders are set forth in a number of agreements described below. The summary descriptions herein of the terms of such agreements do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of such agreements, which have been filed as exhibits to the Registration Statement of which this Prospectus forms a part. Capitalized terms not otherwise defined below or elsewhere in this Prospectus have the meanings given to them in such agreements. Any reference to either SIBV or MSLEF II in the following descriptions of the Organization Agreement and the Stockholders Agreement or in references to the terms of those agreements set forth in this Prospectus shall be deemed to include their permitted transferees, unless the context indicates otherwise.

THE ORGANIZATION AGREEMENT

     Since the 1989 Transaction, the Company has been operated pursuant to the terms of the Organization Agreement, which has been amended on various occasions. The Organization Agreement, among other things, provides generally for the election of directors, the selection of officers and the day-to-day management of the Company. The Organization Agreement provides that one-half of the directors of each of Holdings, CCA and JSC be elected by the holders of the Class A Stock (Smurfit Holdings and Smurfit Packaging) and one-half by the holders of the Class B Stock (MSLEF II) and that officers of such companies be designated by the designees of Smurfit Holdings and Smurfit Packaging on the respective boards, except that the Chief Financial Officer of the Company be designated by the holders of the Class B Stock (MSLEF II). The Organization Agreement also contains certain tag along rights, rights of first refusal and call and put provisions and provisions relating to a sale of Holdings as an entirety, as well as provisions relating to transactions between Holdings, the Company and its affiliates, on the one hand, and SIBV or MSLEF II, as the case may be, and their respective affiliates, on the other. These latter provisions are similar to those contained in the Stockholders Agreement described below.


     In connection with the Recapitalization Plan, the Organization Agreement will be terminated upon the closing of the Offerings and, at such time, the Stockholders Agreement shall become effective among the Company, SIBV, the MSLEF II Associated Entities and certain other entities.

     The Organization Agreement also contains provisions whereby each of SIBV, MSLEF II, MSLEF II, Inc., Holdings, JSC, CCA and the holders of Class C Stock indemnify each other and related parties with respect to certain matters arising under the Organization Agreement or the transactions contemplated thereby, including losses resulting from a breach of the Organization Agreement. In addition, Holdings, JSC and CCA have also agreed to indemnify SIBV, MSLEF II, MSLEF II, Inc. and the  holders of Class C Stock and  related parties against losses arising out of
(i) the conduct and operation of the business of Holdings, JSC or CCA, (ii) any action or failure to act by Holdings, JSC or CCA, (iii) the 1989 Transaction and the 1992 Transaction or (iv) the financing for the 1989 Transaction. Further, SIBV has agreed to indemnify Holdings, JSC, CCA and each of their subsidiaries against all liability for taxes, charges, fees, levies or other assessments imposed on such entities as a result of their not having withheld tax upon the issuance or payment of a specified note to SIBV and the transfer of certain assets to SIBV in connection with the 1989 Transaction. The foregoing indemnification provisions survive a termination of the Organization Agreement, including a termination in connection with the Recapitalization Plan.


STOCKHOLDERS AGREEMENT


     The Stockholders Agreement will be entered into at or prior to the consummation of the Offerings by Holdings, SIBV, the MSLEF II Associated Entities and certain other entities.


  DIRECTORS AND MANAGEMENT

     For a description of certain provisions of the Stockholders Agreement which relate to the management of the Company (including the election of directors of the Company), see 'Management -- Provision of Stockholders Agreement Pertaining to Management'.

  TRANSACTIONS WITH AFFILIATES; OTHER BUSINESSES


     The Stockholders Agreement specifically permits SIBV and MSLEF II (and their affiliates) to engage in transactions with Holdings, JSC and CCA in addition to certain specific transactions contemplated by the Stockholders Agreement, provided such transactions (except for (i) transactions between any of Holdings, JSC and CCA, (ii) the transactions contemplated by the Stockholders Agreement or by the Organization Agreement, (iii) the transactions contemplated by the Operating Agreement, dated as of April 30, 1992, between CCA and Smurfit Paperboard, Inc. ('SPI'), or in the Rights Agreement, dated as of April 30, 1992, between CCA, SPI and Bankers Trust Company, (iv) the transactions contemplated by the Registration Rights Agreement, (v) the provision of services pursuant to the Financial Advisory Services Agreement, dated as of September 12, 1989, by and among MS&Co., SIBV and Holdings, and (vi) the provisions of certain other specified agreements) are fully and fairly disclosed, have fair and equitable terms, are reasonably necessary and are treated as a commercial arms-length transaction with an unrelated third party.


     Neither SIBV nor MSLEF II (or their affiliates) is prohibited from owning, operating or investing in any business, regardless of whether such business is competitive with Holdings, JSC or CCA, nor is either SIBV or MSLEF II required to disclose its intention to make any such investment to the other or to advise Holdings, JSC or CCA of the opportunity presented by any such prospective investment.

  TRANSFER OF OWNERSHIP


     In general, transfers of Holdings Common Stock to entities affiliated with SIBV or any MS Holder are not restricted. The Stockholders Agreement provides MS Holders the right to 'tag along' pro rata upon the transfer by SIBV of any Holdings Common Stock, other than transfers to affiliates and sales pursuant to a public offering registered under the Securities Act or pursuant to Rule 144 under the Securities Act.



     No MS Holder may, without SIBV's prior written consent, transfer shares of Holdings Common Stock to any non-affiliated person or group which, when taken together with all other shares of Holdings Common Stock then owned by such person or group, represent more than ten percent of the Holdings Common Stock then outstanding. Transfers by MS Holders of ten percent or less in the aggregate of the outstanding Holdings Common Stock are subject to certain rights of first offer and rights of first refusal on the part of SIBV. Such transfers by MS Holders which are subject to SIBV's right of first refusal may not be made to any competitor of SIBV or the Company. SIBV and its affiliates have the right, exercisable on or after August 26, 2002, to purchase all, but not less than all, of the Holdings Common Stock then owned by the MS Holders at a price equal to the Fair Market Value (as defined in the Stockholders Agreement).



     The terms of the Stockholders Agreement do not restrict the ability of MSLEF II or Equity Investors to distribute, upon dissolution or otherwise, shares of Common Stock to their respective partners. Following any such distribution, the partners of MSLEF II or Equity Investors, as the case may be (other than MSLEF II, Inc., its affiliates and, in respect of shares owned other than as a result of any such distribution, the Direct Investors) will not be subject to the Stockholders Agreement. In addition, following any such distribution, MSLEF II may, on behalf of its partners or the partners of Equity Investors, include shares in a registration requested by it under the Registration Rights Agreement of Common Stock which have been distributed to its partners. See ' -- Registration Rights Agreement'.



     In general, if JS Group either does not, directly or indirectly, own a majority of the voting stock of SIBV, or directly or indirectly, have the right to appoint a majority of the directors and officers of SIBV, MSLEF II may, at its option, terminate the Stockholders Agreement.


  TERMINATION


     The Stockholders Agreement shall terminate either upon mutual agreement of SIBV and MSLEF II, or at the option of SIBV or MSLEF II as the case may be, upon either the MS Holders collectively or SIBV, respectively, ceasing to own six percent or more of the outstanding Holdings Common Stock.


REGISTRATION RIGHTS AGREEMENT


     Pursuant to the Registration Rights Agreement, each of MSLEF II and SIBV have certain rights, upon giving a notice as provided in the Registration Rights Agreement, to cause Holdings to use its best efforts to register under the Securities Act the shares of Holdings Common Stock owned by MSLEF II (including its partners) and certain other entities and certain shares of Holdings Common Stock owned by SIBV. See ' -- Stockholders Agreement -- Transfer of Ownership'. Upon consummation of the Recapitalization Plan (other than the Subordinated Debt Refinancing), MSLEF II will be entitled to effect up to four such demand registrations  pursuant  to  the  Registration Rights  Agreement.  SIBV  will be entitled to effect up to two such demand registrations pursuant to the Registration Rights Agreement; provided, however, that SIBV may not exercise such rights until the earler of (i) such time as MSLEF II shall have effected two such demand registrations and (ii) October 31, 1996. Neither MSLEF II nor SIBV may, however, exercise a demand right (i) until the conclusion of any
Holdings Registration Process, MSLEF II Registration Process or SIBV Registration Process (each, as defined in the Registration Rights Agreement) or
(ii) in certain other limited situations. In addition, MSLEF II (including its partners) and certain other entities and, under certain circumstances, SIBV are entitled, subject to certain limitations, to register their shares of Holdings Common Stock in connection with a registration statement prepared by Holdings to register Holdings Common Stock or any equity securities exercisable for, convertible into, or exchangeable for Holdings Common Stock. In the event that there is a public trading market for the Holdings Common Stock, MSLEF II and certain other entities may not effect a sale of Holdings Common Stock pursuant to the demand registration rights granted in the Registration Rights Agreement without first offering the shares proposed to be sold to SIBV for purchase.



     Under the terms of the Registration Rights Agreement, Holdings may not effect a common stock registration for its own account until the earlier of (i) such time as MSLEF II shall have effected two demand registrations and (ii) July 31, 1996. In addition, Holdings is generally prohibited from 'piggybacking' and selling stock for its own account in demand registrations except in the case of any registration requested by SIBV and any registration requested by MSLEF II after the second completed registration for MSLEF II, in which event SIBV or MSLEF II, as the case may be may require that any such securities which are 'piggybacked' be offered and sold on the same terms as the securities offered by SIBV or MSLEF II, as the case may be.

     Holdings will pay all registration expenses (other than underwriting discounts and commissions) in connection with MSLEF II's first two completed demand registrations, SIBV's first completed demand registration and all registrations made in connection with a Holdings registration. The Registration Rights Agreement also contains customary terms and provisions with respect to, among other things, registration procedures and certain rights to indemnification and contribution granted by parties thereunder in connection with the registration of Holdings Common Stock subject to such agreement.


FINANCIAL ADVISORY SERVICES AGREEMENT


     Under a financial advisory services agreement (the 'Financial Advisory Services Agreement'), MS&Co. agreed to act as Holdings' and the Company's financial advisor and provided certain services and earned certain fees in connection with its roles in the 1989 Transaction, with an expectation that for the term of the Stockholders Agreement, the Company would retain MS&Co. to render it investment banking services at market rates to be negotiated.


OTHER TRANSACTIONS


     In the 1989 Transaction, (i) Holdings acquired the entire equity interest in JSC, (ii) JSC (through its ownership of JSC Enterprises) acquired the entire equity interest in CCA, (iii) The Morgan Stanley Leveraged Equity Fund I, L.P., a Delaware limited partnership ('MSLEF I'), and certain other private investors, including MS&Co. and certain limited partners of MSLEF I investing in their individual capacity (collectively, the 'MSLEF I Group') received $500 million in respect of their shares of CCA common stock and (iv) SIBV received $41.75 per share, or an aggregate of approximately $1.25 billion, in respect of its shares of JSC stock, and the public stockholders received $43 per share of JSC stock. Certain assets of JSC and CCA were also transferred to SIBV or one of its affiliates (the 'Designated Assets'). Pursuant to a tender offer and consent solicitation for certain debentures of CCA which were outstanding prior to the consummation of the 1989 Transaction, MS&Co. received an aggregate of $3.7 million in consideration. MS&Co. also received $29.5 million for serving in its capacity as financial advisor to the Company in connection with the 1989 Transaction. In addition, MS&Co. as underwriter of the Subordinated Debt received aggregate net discounts and commissions of $34.6 million. In connection with the sale of the Secured Notes to Morgan Stanley International, MS&Co. received a placement fee of $7.5 million from CCA; in addition, CCA agreed to indemnify MS&Co. against certain liabilities in connection therewith, including liabilities under the Securities Act.



     In connection with the issuance of the 1993 Notes, the Company entered into an agreement with SIBV whereby SIBV committed to purchase up to $200 million aggregate principal amount of 11 1/2% Junior Subordinated Notes maturing 2005 to be issued by the Company. From time to time until December 31, 1994, the Company, at its option, may issue the Junior Subordinated Notes, the proceeds of which must be used to repurchase or otherwise retire Subordinated Debt. The Company is obligated to pay SIBV for letter of credit fees incurred by SIBV in connection with this commitment in addition to an annual commitment fee of 1.375% on the undrawn principal amount. The amount payable for such commitment for 1993 was $2.9 million. The above commitments will be terminated upon the consummation of the Offerings. The Company has agreed to pay certain costs of SIBV associated with such commitments and the termination thereof up to a maximum of $900,000.



     Net sales by JSC to JS Group, its subsidiaries and affiliates were $18.4 million, $22.8 million and $21.0 million for the years ended December 31, 1993, 1992 and 1991, respectively. Net sales by JS Group, its subsidiaries and affiliates to JSC were $49.3 million, $60.1 million and $11.8 million for the years ended December 31, 1993, 1992 and 1991, respectively. Product sales to and purchases from JS Group, its subsidiaries and affiliates were consummated on terms generally similar to those prevailing with unrelated parties.


     JSC provides certain subsidiaries and affiliates of JS Group with general management and elective management services under separate management services agreements. The services provided include, but are not limited to, management information services, accounting, tax and internal auditing services, financial management and treasury services, manufacturing and engineering services, research and development services, employee benefit plan and management services, purchasing services, transporta-
                                       72
tion services and marketing services. In consideration of general management services, JSC is paid a fee up to 2% of the subsidiaries' or affiliates' gross sales, which fee amounted to $2.3 million, $2.4 million and $2.5 million for 1993, 1992 and 1991, respectively. In consideration for elective services, JSC received approximately $3.5 million, $3.2 million and $2.9 million in 1993, 1992 and 1991, respectively, for its cost of providing such services. In addition, JSC paid JS Group and its affiliates $0.4 million in 1993, $0.3 million in 1992 and $0.7 million in 1991 for management services and certain other services.

     In October 1991, an affiliate of JS Group completed a rebuild of the No. 2 paperboard machine owned by it, located in CCA's Fernandina Beach, Florida paperboard mill (the 'Fernandina Mill'). Pursuant to the Fernandina Operating Agreement, CCA operates and manages the machine, which is owned by a subsidiary of SIBV. As compensation to CCA for its services, the affiliate of JS Group agreed to reimburse CCA for production and manufacturing costs directly attributable to the No. 2 paperboard machine and to pay CCA a portion of the indirect manufacturing, selling and administrative costs incurred by CCA for the entire Fernandina Mill. The compensation is determined by applying various formulas and agreed upon amounts to the subject costs. The amounts reimbursed to CCA totaled $62.2 million, $54.7 million and $10.9 million in 1993, 1992 and 1991, respectively.

     CCA, JS Group and MSLEF II have had discussions from time to time regarding the purchase of the No. 2 paperboard machine in the Fernandina Mill by the Company from JS Group in exchange for cash or Holdings Common Stock. No agreement has been reached as to any such transaction. The Company expects, however, that it may in the future reach an agreement with regard to such acquisition from JS Group but cannot predict when and on what terms such acquisition would be consummated. Such acquisition will occur only if it is approved by the Board of Directors of the Company and is determined by the Board of Directors to be on terms no less favorable than a sale made to a third party in an arm's length transaction.

     During 1990, certain assets of CCA comprising the business unit performing management services for the foreign subsidiaries previously owned by CCA were sold to a subsidiary of JS Group at a price equal to their net book value of approximately $5.2 million. Net sales and income from operations related to these assets were not material. Payment for the assets was received in February 1991.


     The Company has agreed to reimburse SIBV for legal fees incurred by SIBV in connection with the Recapitalization Plan.



     On February 21, 1986, JSC purchased from Times Mirror 80% of the issued and outstanding capital stock of SNC for approximately $132 million, including a promissory note to National Westminster Bank plc in the amount of $42 million (the 'Subordinated Note'). The Subordinated Note was guaranteed by JS Group. In the 1992 Transaction, the Company prepaid $19.1 million aggregate principal amount on the Subordinated Note. The remaining amount of $22.9 million was due and paid on February 22, 1993. In connection with the purchase of the SNC capital stock, JSC and Times Mirror entered into a shareholders agreement dated as of February 21, 1986.


                      DESCRIPTION OF CERTAIN INDEBTEDNESS

     The following is a brief discussion of the basic terms of and the instruments governing certain indebtedness of the Company. The following discussion does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the instruments governing the respective indebtedness, which instruments are filed as exhibits to the Registration Statement of which this Prospectus is a part.

TERMS OF NEW CREDIT AGREEMENT

  GENERAL


     Pursuant to an amended and restated commitment letter dated February 10, 1994 (the 'Commitment Letter') among Chemical Bank ('Chemical'), Chemical Securities Inc. ('CSI'), Bankers Trust Company ('Bankers Trust'), BT Securities Corporation ('BTSC'), JSC and CCA, Chemical has committed to provide $250 million of the New Bank Facilities (as defined below), Bankers Trust has committed to provide $250 million of the New Bank Facilities and CSI and BTSC have agreed to use their best efforts to assemble a syndicate of financial institutions (the 'Lenders') to provide the balance of the remaining commitments for the New Bank Facilities in a maximum aggregate principal amount of

$1,650 million, all upon the  terms and subject to  the conditions set forth  in
the   Commitment  Letter,  including  the   execution  of  definitive  financing
agreements.



     Pursuant to the Commitment Letter, the New Bank Facilities are expected to consist of (i) the New Term Loans, consisting of two senior secured term loan facilities to be provided to CCA in an aggregate principal amount of $1,200 million, to be allocated between the Delayed Term Loan in an aggregate principal amount of $900 million and the Initial Term Loan in an aggregate principal amount of $300 million and (ii) the New Revolving Credit Facility consisting of a seven year senior secured revolving credit facility available to JSC and CCA in an aggregate principal amount of $450 million, of which up to $150 million will be available as a letter of credit facility (the 'Letter of Credit Facility').


     The Commitment Letter provides that the commitments of Chemical and Bankers Trust will terminate unless definitive financing agreements with respect thereto shall have been executed and delivered on or prior to June 30, 1994.

     In connection with the New Bank Facilities, Chemical will act as the administrative agent (in such capacity, the 'Agent'), Chemical and Bankers Trust will act as senior managing agents and CSI and BTSC will act as the arrangers for the New Bank Facilities. The Commitment Letter also contemplates that certain managing agents will be appointed for the New Bank Facilities.


     JSC and CCA have agreed, jointly and severally, to pay certain fees to the Agent for its own account and for the account of the other Lenders in connection with the New Bank Facilities, payable as follows: (i) a commitment fee of 1/2 of 1% per annum on the undrawn amount of the Initial Term Loan and the New Revolving Credit Facility, accruing, with respect to each Lender, on the date of acceptance of such Lender's commitment and (ii) with respect to each Lender which has a commitment under the Delayed Term Loan, (A) 1/2 of 1% per annum on the amount of such commitment accruing for the period from and including the date of acceptance of such Lender's commitment to but excluding the date of the initial funding of the New Bank Facilities (the 'Closing Date') or the earlier termination of such Lender's commitment and (B) 3/4 of 1% per annum on the undrawn amount of such Lender's commitment, accruing from and including the Closing Date. All such commitment fees will be payable on the Closing Date and, thereafter, in arrears at the end of each quarter and upon termination of any commitment. The fees payable in respect of letters of credit provided under the New Revolving Credit Facility are in an amount equal to the greater of (a) the margin in excess of the Adjusted LIBOR Rate applicable to the New Revolving Credit Facility at such time minus 1/2 of 1% and (b) 1%. In addition, a separate fronting fee shall be payable by JSC and CCA to the bank issuing the letters of credit for its own account in an amount to be agreed. All letter of credit fees shall be payable on the aggregate amount available order outstanding letters of credit under the New Revolving Credit Facility, and shall be payable in arrears at the end of each quarter and upon the termination of the New Revolving Credit Facility. CSI, BTSC and the Lenders shall receive such other fees as have been separately agreed upon with CSI, BTSC, Chemical and Bankers Trust.


     Pursuant to the Commitment Letter, JSC and CCA agreed, regardless of whether the financing agreements relating to the New Bank Facilities are executed or the commitments to provide the New Bank Facilities are terminated, to reimburse Chemical, Bankers Trust, CSI and BTSC for, among other things, all of their respective out-of-pocket costs and expenses incurred or sustained by such entities in connection with the transactions contemplated by the Commitment Letter and to indemnify Chemical, Bankers Trust, CSI and BTSC, and each director, officer, employee and affiliate thereof against certain claims, damages, liabilities and expenses incurred or asserted in connection with the transactions contemplated by the Commitment Letter.

  THE NEW BANK FACILITIES

     The New Bank Facilities will be provided pursuant to the terms and conditions of the New Credit Agreement.


     Borrowings under the Initial Term Loan and under the Delayed Term Loan on the Closing Date will be used, together with the proceeds of the Equity Offerings borrowings under the New Revolving Credit Facility, and the SIBV Investment and a portion of the proceeds of the Debt Offerings, to consummate the Bank Debt Refinancing. Borrowings under the Delayed Term Loan after the Closing

Date must be made on or before December 15, 1994 and will be used to redeem or repurchase the Subordinated Debt and pay accrued interest and the applicable redemption premiums thereon, to repay amounts drawn under the New Revolving Credit Facility prior to December 15, 1994 for the purpose of repurchasing Subordinated Debt and to pay the related fees and expenses in connection with such repurchase or redemption, and to repay other amounts outstanding under the New Revolving Credit Facility after or simultaneously with the redemption of all the Subordinated Debt. Borrowings under the New Revolving Credit Facility are to be used for the sole purpose of providing working capital for JSC, CCA and their subsidiaries and for other general corporate purposes including to fund open market or privately negotiated purchases of Subordinated Debt prior to December 15, 1994.



     The obligations under the New Credit Agreement will be unconditionally guaranteed by Holdings, JSC, CCA, JSC Enterprises, CCA Enterprises, SNC (but only to the extent permitted under the shareholders agreement between JSC and Times Mirror) and certain other existing and subsequently acquired or organized material subsidiaries of Holdings, JSC and CCA (each such entity providing such a guaranty, a 'Guarantor'). The obligations of JSC and CCA, and such guarantees, under the New Credit Agreement (including all guarantee obligations of JSC and CCA in respect thereof) will be secured, among other things, by a security interest in substantially all of the assets of JSC, CCA and their material subsidiaries, with the exception of trade receivables of JSC, CCA and their material subsidiaries sold to JSFC, by a pledge of all the capital stock of JSC, CCA and each material subsidiary of Holdings, JSC and CCA and by the intercompany notes referred to in the following paragraph.



     As  of December  31, 1993, under  intercompany notes bearing  interest at a rate of  12.65%, JSC  and CCA  had  indebtedness to  CCA Enterprises  of  $1,262 million and $829 million, respectively and JSC had $262 million of such indebtedness to CCA. CCA Enterprises is a guarantor of indebtedness under the New Credit Agreement, but is not a guarantor of the Senior Notes. To the extent that it or any other holder of existing or future intercompany notes (other than CCA or JSC) receives proceeds from payments on any of such intercompany notes, such proceeds will be available to meet obligations under the New Credit Agreement but will be available to make payments under the Senior Notes only to the extent that such proceeds are transferred to CCA or JSC. In this regard, however, JSC is obligated to pay amounts due under the intercompany notes to CCA rather than CCA Enterprises (and CCA is prohibited from paying amounts under its intercompany notes to CCA Enterprises) if an event of default has occurred (or with notice or lapse of time or both would occur) under the terms of the New Credit Agreement or if an event of default has occurred under the 1993 Notes or the Subordinated Debt. The Company expects that the New Credit Agreement will require that proceeds received by CCA Enterprises from intercompany notes be loaned or advanced by it to CCA not later than the following business day; whether or not the New Credit Agreement so requires, the Company intends to cause CCA Enterprises to do so. The mergers of CCA Enterprises into CCA and JSC Enterprises into JSC, which are expected to occur following the consummation of the Recapitalization Plan, will result in the elimination of the intercompany notes held by CCA Enterprises and JSC Enterprises, respectively. See 'Recapitalization Plan -- Reclassification and Related Transactions'.



     The Delayed Term Loan and the New Revolving Credit Facility will each mature on the date which is seven years after the Closing Date. The Initial Term Loan will mature on the date which is eight years after the Closing Date. The outstanding principal amount of the New Term Loans is repayable as follows, such repayments to be made at the end of each six month period after the Closing Date as follows:

                      SEMI-ANNUAL                                                                         TOTAL
                     PERIOD AFTER                         DELAYED TERM LOAN     INITIAL TERM LOAN      SEMI-ANNUAL
                     CLOSING DATE                         SEMI-ANNUAL AMOUNT    SEMI-ANNUAL AMOUNT        AMOUNT
- -------------------------------------------------------   ------------------    ------------------    --------------
First..................................................      $          0          $          0       $            0
Second.................................................                 0                     0                    0
Third..................................................        45,000,000             1,000,000           46,000,000
Fourth.................................................        45,000,000             1,000,000           46,000,000
Fifth..................................................        70,000,000             1,000,000           71,000,000
Sixth..................................................        70,000,000             1,000,000           71,000,000
Seventh................................................        80,000,000             1,000,000           81,000,000
Eighth.................................................        80,000,000             1,000,000           81,000,000
Ninth..................................................        80,000,000             1,000,000           81,000,000
Tenth..................................................        80,000,000             1,000,000           81,000,000
Eleventh...............................................        80,000,000            11,000,000           91,000,000
Twelfth................................................        80,000,000            11,000,000           91,000,000
Thirteenth.............................................        95,000,000            15,000,000          110,000,000
Fourteenth.............................................        95,000,000            15,000,000          110,000,000
Fifteenth..............................................         --                  120,000,000          120,000,000
Sixteenth..............................................         --                  120,000,000          120,000,000
                                                          ------------------    ------------------    --------------
                                                             $900,000,000          $300,000,000       $1,200,000,000
                                                          ------------------    ------------------    --------------
                                                          ------------------    ------------------    --------------


     The New Term Loans and the New Revolving Credit Facility may be prepaid at any time, in whole or in part, at the option of the borrowers. Voluntary reductions of the unutilized portion of the New Revolving Credit Facility are permitted at any time. Pursuant to the Commitment Letter, required prepayments on the New Bank Facilities are to be made in an amount equal to (i) 75% of Excess Cash Flow (to be defined as the parties shall mutually agree), reducing to 50% of Excess Cash Flow upon the satisfaction of certain performance tests to be agreed, (ii) 100% of the net proceeds of the issuance or incurrence of certain indebtedness (not including the Debt Offerings), (iii) 100% of the net proceeds of certain non-ordinary course asset sales, (iv) 100% of the net proceeds of certain condemnation or insurance proceeds, (v) in the event the gross proceeds from the Equity Offerings and any other equity infusion in Holdings is less than $500 million (the amount by which $500 million exceeds such gross proceeds, the 'Differential'), the lesser of (A) 100% of the net proceeds to Holdings of the sale of Holdings Common Stock in connection with the exercise of the underwriters' overallotment option, if any, in connection with the Equity Offerings and (B) the amount of the Differential, and (vi) 25% of the net proceeds of the issuance of any other equity securities (other than the Equity Offerings and the exercise of management stock options). Required prepayments will be allocated pro rata between the Delayed Term Loan and the Initial Term Loan, and will be applied pro rata against the remaining scheduled amortization payments under each of the New Term Loans (and, if the Delayed Term Loan has not then been drawn, the amount allocable thereto will permanently reduce the commitments thereunder) or, if the New Term Loans have been fully repaid, to permanently reduce the then existing commitments under the New Revolving Credit Facility.

     Interest on indebtedness outstanding under the Delayed Term Loan and the New Revolving Credit Facility, from and including the Closing Date to but excluding the first anniversary of the Closing Date, will be payable at a rate per annum, selected at the option of the borrower, equal to the ABR Rate (as defined below) plus 1.5% per annum or the Adjusted LIBOR Rate plus 2.5% per annum. From and including the first anniversary of the Closing Date and thereafter, the margin in excess of the ABR Rate or the Adjusted LIBOR Rate applicable to such New Bank Facilities will be determined by reference to certain financial tests. Interest on indebtedness outstanding under the Initial Term Loan will be payable at a rate per annum, selected at the option of CCA, equal to the ABR Rate plus 2% per annum or the Adjusted LIBOR Rate plus 3% per annum. Notwithstanding the foregoing, for the first 90 days following the Closing Date, all such borrowings may only be made with reference to the ABR Rate or the Adjusted LIBOR Rate for one month borrowings. All overdue installments of principal and, to the extent permitted by law, interest on borrowings accruing interest based on the ABR Rate or the Adjusted LIBOR Rate shall bear interest at a rate per annum equal to 2% in excess of the interest rate then borne by such borrowings. The borrowers shall have the option of selecting the type of borrowing and the length of the interest period applicable thereto.


     'ABR Rate' shall mean the higher of (a) the rate at which Chemical announces from time to time as its prime lending rate, (b) 1/2 of 1% in excess of the Federal Funds Rate and (c) 1% in excess of the base certificate of deposit rate (defined as the secondary market rate for three month certificates of deposit, as adjusted for assessments and statutory reserves).


     'Adjusted LIBOR Rate' shall mean the London Interbank Offered Rate, adjusted for statutory reserves at all times.

     Interest based on the ABR Rate and the Adjusted LIBOR Rate shall be determined based on the number of days elapsed over a 360 day year. Interest based on the (i) ABR Rate shall be payable quarterly and (ii) Adjusted LIBOR Rate shall be payable at the end of the applicable interest period but in any event not less often than quarterly.

     The New Credit Agreement will contain certain representations and warranties, certain negative, affirmative and financial covenants, certain conditions and certain events of default which are customarily required for similar financings, in addition to other representations, warranties, covenants, conditions and events of default appropriate to the specific transactions contemplated thereby. Such covenants will include restrictions and limitations of dividends, redemptions and repurchases of capital stock, the incurrence of debt, liens, leases, sale-leaseback transactions, capital expenditures, the issuance of stock, transactions with affiliates, the making of loans, investments and certain payments, and on mergers, acquisitions and asset sales, in each case subject to exceptions to be agreed upon. Furthermore, the Company will be required to maintain compliance with certain financial covenants, such as minimum levels of consolidated earnings before depreciation, interest, taxes and amortization, and minimum interest coverage ratios.

     Events of default under the New Credit Agreement will include, among other things, (i) failure to pay principal, interest, fees or other amounts when due;
(ii) violation of covenants; (iii) failure of any representation or warranty made by the Company to the Lenders to be true in all material aspects; (iv) cross default and cross acceleration with certain other indebtedness; (v) 'change of control' (the definition of which is to be mutually agreed upon);
(vi) certain events of bankruptcy; (vii) certain material judgments; (viii) certain ERISA events; and (ix) the invalidity of the guarantees of the indebtedness under the New Credit Agreement or of the security interests granted to the Lenders, in certain cases with appropriate grace periods to be agreed upon.

     The conditions to the borrowing of the Delayed Term Loan are set forth above. See 'Recapitalization Plan -- Subordinated Debt Refinancing'.

     The foregoing summary of the Commitment Letter is qualified in its entirety by reference to the text of such letter, a copy of which has been filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of which this Prospectus forms a part.

SECURITIZATION

     In 1991, JSC and CCA entered into the Securitization in order to reduce its borrowings under the 1989 Credit Agreement. The Securitization involved the sale of Receivables to JSFC, a special purpose subsidiary of JSC. Under the Securitization, JSFC currently has borrowings of $182.3 million outstanding from EFC, a third-party owned corporation not affiliated with JSC, and has pledged its interest in such Receivables to EFC. EFC issued CP Notes and Term Notes. EFC also entered into a liquidity facility with the Liquidity Banks and a subordinated loan agreement with the Subordinated Lender to provide additional sources of funding. EFC pledged its interest in the Receivables assigned to it by JSFC to secure EFC's obligations to the Liquidity Banks, the Subordinated Lender, and the holders of the CP Notes and the Term Notes. Neither the Company nor JSFC is a guarantor of CP Notes, the Term Notes or borrowings under the liquidity facility. See Note 5 to the Company's consolidated financial statements and 'Recapitalization Plan -- Consents and
Waivers -- Securitization'.

TERMS OF 1993 NOTES

     In April 1993, CCA issued $500 million aggregate principal amount of 1993 Notes. The 1993 Notes are unsecured senior obligations of CCA and will mature April 1, 2003. The 1993 Notes bear interest at 9.75% per annum. Interest is payable semiannually on April 1 and October 1, of each year. The 1993 Notes are not redeemable prior to maturity.

     The 1993 Notes are senior unsecured obligations of CCA, which rank pari passu with the other senior indebtedness of CCA, including, without limitation, CCA's obligations under the New Credit Agreement and the Senior Notes, and are senior in right to payment to the Subordinated Debt. CCA's obligations under the New Credit Agreement, but not the 1993 Notes, will be secured by liens on substantially all the assets of CCA and its subsidiaries with the exception of cash and cash equivalents and trade receivables. The secured indebtedness will have priority over the 1993 Notes with respect to the assets securing such indebtedness.

     The 1993 Note Indenture contains certain covenants that, among other things, limit the ability of JSC and its subsidiaries (including CCA) to incur indebtedness, pay dividends, engage in transactions with stockholders and affiliates, issue capital stock, create liens, sell assets, enter into sale-leaseback transactions, engage in mergers and consolidations and make investments in unrestricted subsidiaries. The limitations imposed by the covenants on JSC and its subsidiaries (including CCA) are subject to certain exceptions.

     Upon a Change of Control (as defined below), CCA is required to make an offer to purchase the 1993 Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued interest. Certain transactions with affiliates of the Company may not constitute a Change of Control. 'Change of Control' is defined to mean such time as (i)(a) a person or group, other than MSLEF II, Morgan Stanley Group, SIBV, JS Group and any affiliate thereof, (collectively, the 'Original Stockholders'), becomes the beneficial owner of more than 35% of the total voting power of the then outstanding voting stock of Holdings or a parent of Holdings and (b) the Original Stockholders beneficially own, directly or indirectly, less than the then outstanding voting stock of Holdings or a parent of Holdings beneficially owned by such person or group;
(ii)(a) a person or group, other than the Original Stockholders, becomes the beneficial owner of more than 35% of the total voting power of the then outstanding voting stock of JSC, (b) the Original Stockholders beneficially own, directly or indirectly, less than the then outstanding voting stock of JSC beneficially owned by such person or group and (c) CCA is a subsidiary of JSC at the time that the later of (a) and (b) above occurs; or (iii) individuals who at the beginning of any period of two consecutive calendar years constituted the Board of Directors of JSC (together with any new directors whose election by the Board of Directors or whose nomination for election by JSC's shareholders was approved by a vote of at least two-thirds of the members of the Board of Directors of JSC then still in office who either were members of the Board of Directors of JSC at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the members of the Board of Directors of JSC then in office. Pursuant to the Proposed 1993 Note Amendment, the Company and JSC are seeking to eliminate clause (iii) above.

     The payment of principal and interest on the 1993 Notes is unconditionally guaranteed on a senior basis by JSC. Such guarantee ranks pari passu with the other senior indebtedness of JSC, including, without limitation, JSC's obligations under the New Credit Agreement (including its guarantees of CCA's obligations thereunder) and JSC's guarantee of CCA's obligations under the Senior Notes, and is senior in right of payment to JSC's guarantees of the Subordinated Debt. JSC's obligations under the New Credit Agreement, but not its guarantees of the 1993 Notes, will be secured by liens on substantially all the assets of JSC and its subsidiaries with the exception of cash and cash equivalents and trade receivables, and guaranteed by CCA and certain subsidiaries of JSC and CCA. The secured indebtedness will have priority over JSC's guarantees of the 1993 Notes with respect to the assets securing such indebtedness. In the event that (i) a purchaser of capital stock of CCA acquires a majority of the voting rights thereunder or (ii) there occurs a merger or consolidation of CCA that results in CCA having a parent other than JSC and, at the time of and after giving effect to such transaction, such purchaser or parent satisfies certain minimum net worth and cash flow requirements, JSC will be released from its guarantee of the 1993 Notes. Such sale, merger or consolidation will be prohibited unless certain other requirements are met, including that the purchaser or the entity surviving such a merger or consolidation expressly assumes JSC's or CCA's obligations, as the case may be, and that no Event of Default (as defined in the 1993 Note Indenture) occur or be continuing.


     In connection with implementing the Recapitalization Plan, JSC and CCA intend to amend the terms of the 1993 Note Indenture. Among other things, the Proposed 1993 Note Amendment will modify the provisions of the 1993 Note Indenture which limit the ability of Holdings, JSC and CCA to incur indebtedness and to make certain restricted payments. See 'Recapitalization Plan -- Consents and Waivers'.



     The net proceeds from the offering of the 1993 Notes were used to repay certain revolving credit indebtedness and term loan indebtedness outstanding under the Old Bank Facilities. The Company has also entered into reverse interest rate swap agreements which hedge a portion of the 1993 Note issue.


     MS&Co. acted as underwriter in connection with the original offering of the 1993 Notes and received an underwriting discount of $12.5 million in connection therewith.

SUBSTITUTION TRANSACTION


     JSC is currently the guarantor of all of CCA's outstanding public indebtedness (consisting of the 1993 Notes and the three classes of Subordinated
Debt) and will similarly guarantee the Senior Notes. Holdings intends to organize a new subsidiary ('Smurfit Interco'), all the outstanding capital stock of which will be owned by Holdings and which will own all of the outstanding capital stock of JSC, but which will have no other significant assets (other than possibly intercompany note receivables) and, except for guarantees of indebtedness of CCA, no indebtedness for borrowed money. Subject to obtaining the consent of the holders of the 1993 Notes to the Proposed 1993 Note Amendment and the consents necessary to amend the Securitization documents and any other applicable consents, Holdings intends (i) to cause Smurfit Interco to replace JSC as guarantor under the indentures relating to CCA's public indebtedness (and under the New Credit Agreement) and to assume JSC's other obligations thereunder, (ii) to amend such indentures so that references to JSC therein and in the securities issued thereunder shall be changed to be Smurfit Interco and
(iii) to cause JSC to merge into CCA, which shall succeed to all of JSC's assets and liabilities (except that any guaranty of obligations of CCA by JSC shall be extinguished) (collectively, the 'Substitution Transaction'). The purpose of the Substitution Transaction is to maximize operating efficiencies by combining Holdings' two key operating subsidiaries into one entity and achieve cost savings.


TERMS OF SUBORDINATED DEBT


     Terms. The Senior Subordinated Notes are unsecured senior subordinated obligations of CCA, limited to $350 million aggregate principal amount, and will mature on December 1, 1999. The Senior Subordinated Notes bear interest at 13 1/2% from the date of their issuance or from the most recent interest payment date to which interest has been paid or duly provided for. Interest is payable semiannually on June 1 and December 1 of each year.


     The Subordinated Debentures are unsecured subordinated obligations of CCA, limited to $300 million aggregate principal amount, and will mature on December 1, 2001. The Subordinated Debentures bear interest at 14% from the date of issuance of the Subordinated Debentures or from the most recent interest payment date to which interest has been paid or duly provided for. Interest is payable semiannually on June 1 and December 1 of each year.

     The Junior Accrual Debentures are unsecured junior subordinated obligations of CCA, limited to $200 million aggregate principal amount, and will mature on December 1, 2004. The Junior Accrual Debentures bear interest at 15 1/2% from the date of issuance. No interest will be paid on the Junior Accrual Debentures prior to December 1, 1994. On December 1, 1994 all interest accrued from the date of issuance of the Junior Accrual Debentures to and including November 30, 1994 will be paid in one lump sum. From and after December 1, 1994 interest on the Junior Accrual Debentures will be payable semiannually on each June 1 and December 1, commencing June 1, 1995.

     The indentures under which the Subordinated Debt is governed contain certain restrictive covenants which impose limitations on JSC and CCA and certain of their subsidiaries' ability to, among other things: (i) incur additional indebtedness; (ii) pay dividends and make other distributions; (iii) create liens; and (iv) use the proceeds of certain asset sales.

     Optional Redemption. The Senior Subordinated Notes will be redeemable in whole or in part, at the option of CCA, at any time on or after December 1, 1994, at the following redemption prices (expressed in percentages of principal amount) together with accrued and unpaid interest to the redemption date, if redeemed during the 12-month period commencing:

                                                                REDEMPTION
DECEMBER 1                                                        PRICES
- -------------------------------------------------------------   ----------
1994.........................................................     106.750%
1995.........................................................     103.375
1996 and thereafter..........................................     100.000

     The Subordinated Debentures will be redeemable in whole or in part, at the option of CCA, at any time on or after December 1, 1994, at the following redemption prices (expressed in percentages of principal amount) together with accrued and unpaid interest to the redemption date, if redeemed during the 12-month period commencing:

                                                                REDEMPTION
DECEMBER 1                                                        PRICES
- -------------------------------------------------------------   ----------
1994.........................................................     107.000%
1995.........................................................     103.500
1996 and thereafter..........................................     100.000

     The Junior Accrual Debentures will be redeemable, in whole or in part, at the option of CCA, at any time on or after December 1, 1994, at 100% of the principal amount thereof, together with accrued and unpaid interest to the redemption date.

     Sinking Fund. The Subordinated Debenture Indenture requires CCA to provide for retirement, by redemption, of 33 1/3% of the original aggregate principal amount of the Subordinated Debentures on each of December 15, 1999 and December 15, 2000 at a redemption price of 100% of the principal amount thereof, plus accrued interest to the redemption date. Such sinking fund payments are calculated to retire 66 2/3% of the principal amount of the Subordinated Debentures originally issued under the Subordinated Debenture Indenture prior to maturity. CCA may, at its option, receive credit against sinking fund payments for the principal amount of Subordinated Debentures acquired by CCA and surrendered for cancellation or redeemed otherwise than through operation of the sinking fund.

     The Junior Accrual Debenture Indenture requires CCA to provide for retirement, by redemption, of 33 1/3% of the original aggregate principal amount of the Junior Accrual Debentures on each of December 1, 2002 and December 1, 2003 at a redemption price of 100% of the principal amount thereof, plus accrued interest to the redemption date. Such sinking fund payments are calculated to retire 66 2/3% of the principal amount of the Junior Accrual Debentures originally issued under the Junior Accrual Debenture Indenture prior to maturity. CCA may, at its option, receive credit against sinking fund payments for the principal amount of Junior Accrual Debentures acquired by CCA and surrendered for cancellation or redeemed otherwise than through operation of the sinking fund.

     Subordination. The Subordinated Debt is subordinated in right of payment to all Senior Debt (as defined in the indentures relating to the Subordinated Debt (the 'Subordinated Debt Indentures') of CCA which includes CCA's obligations under the New Credit Agreement, the 1993 Notes, the Senior Notes and certain other indebtedness of CCA.

     Guarantees. The payment of principal and interest on the Subordinated Debt is guaranteed on a senior subordinated, subordinated and junior subordinated basis, respectively, by JSC. Such guarantees are subordinated in right of payment to all Senior Debt of JSC, which includes JSC's obligations under the New Credit Agreement (including its guarantee of CCA's obligations thereunder), JSC's guarantee of CCA's obligations under the 1993 Notes and the Senior Notes and certain other borrowings of JSC.

                        DESCRIPTION OF THE SENIOR NOTES

     The  Series A Senior Notes are to be issued under an Indenture (the 'Series
A Senior Note Indenture') among CCA, JSC and                       , as  Trustee
(the 'Series A Senior Note Trustee'). The Series B Senior Notes are to be issued under an Indenture (the 'Series B Senior Note Indenture', and together with the Series A Senior Note Indenture, the 'Indentures') among CCA, JSC and
                    ,  as  Trustee  (the  'Series B  Senior  Note  Trustee', and
together with the Series A Senior Note Trustee, the 'Trustees'). A copy of each of the forms of the Series A Senior Note Indenture and the Series B Senior Note Indenture is filed as an exhibit to the Registration Statement of which this Prospectus is a part and is available as described under 'Additional Information'. Except as described under ' -- Optional Redemption' below or as otherwise indicated, this description applies to both the Series A Senior Note Indenture and the Series B Senior Note Indenture, and references to the 'Senior Notes' shall be to the Series A Senior Notes or the Series B Senior Notes, as the case may be, or, if the context requires, to both. The following summary of certain provisions of the Indentures does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indentures, including the definitions of certain terms therein and those terms made a part thereof by the Trust Indenture Act of 1939, as amended. Wherever particular sections or defined terms of the Indentures not otherwise defined herein are referred to, such sections or defined terms shall be incorporated herein by reference.

GENERAL

     Principal of, premium, if any, and interest on the Senior Notes will be payable, and the Senior Notes may be exchanged or transferred, at the office or agency of CCA in the Borough of Manhattan, The City of New York (which for the Senior Notes initially shall be the corporate trust office of the Trustee, at and, for the Senior  Subordinated Notes, initially shall  be
the  corporate trust office of the Trustee at                        ); provided
that, at the option of CCA, payment of interest may be made by check mailed to the address of the Holders as such address appears in the Senior Notes Register. (Sections 2.01, 2.03 and 2.06)


     The Senior Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 and any integral multiple of $1,000. (Section 2.02) No service charge will be made for any registration of transfer or exchange of Senior Notes, but CCA may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith. (Section 2.05) The Indentures are and will be governed by and construed in accordance with the laws of the State of New York except as may otherwise be required by mandatory provisions of laws.


TERMS OF THE SENIOR NOTES


     The Senior Notes will be unsecured senior obligations of CCA, limited to $300 million aggregate principal amount of Series A Senior Notes and $100 million aggregate principal amount of Series B Senior Notes, and will mature on
               , 2004 and                  2002, respectively. Each Senior  Note
will  bear interest  at the  rate per  annum shown  on the  front cover  of this
Prospectus from                 , 1994 or from the most recent Interest  Payment
Date  to which interest has been paid or provided for, payable semi-annually (to
the Holders of record at the close of business on the             or
immediately  preceding the  Interest Payment  Date) on                       and
               of each year, commencing                   , 1994.


OPTIONAL REDEMPTION

     CCA may not redeem the Series B Senior Notes prior to maturity.

     The Series A Senior Notes will be redeemable, at CCA's option, in whole  or
in  part, at any time on or after                  , 1999 and prior to maturity,
upon not less than 30 nor more than 60 days' prior notice mailed by first class mail to each Holder's last address as it appears in the Senior Notes Register, at the following Redemption Prices (expressed as percentages of principal amount), plus accrued interest, if any, to the Redemption Date (subject to the right of Holders of record on the relevant Regular Record Date to receive interest due on an Interest Payment Date that is on or prior to the

Redemption  Date),  if  redeemed  during  the  12-month  period  commencing   on
               of the years set forth below:

                                                                          REDEMPTION
                                 YEAR                                       PRICE
- -----------------------------------------------------------------------   ----------
1999...................................................................           %
2000...................................................................           %
2001...................................................................           %
2002...................................................................           %
2003...................................................................           %


and,  on or after                 , 2004, at 100% of principal amount. (Sections
11.01 and 11.04)



     Notwithstanding the foregoing, at any time prior to                ,  1997,
CCA  may redeem up to $100 million in aggregate principal amount of the Series A
Senior Notes at a Redemption  Price of       %  of the principal amount  thereof
plus accrued interest to the Redemption Date, with the Net Cash Proceeds from the issuance of Capital Stock (other than Redeemable Stock) of CCA (or any entity of which it is a Subsidiary, including JSC and Holdings, to the extent such Net Cash Proceeds are contributed to CCA or used to acquire Capital Stock of CCA (other than Redeemable Stock)) in a single transaction or a series of related transactions (other than the Equity Offerings or an issuance to a Subsidiary).


     Selection. In the case of any partial redemption, selection of the Series A Senior Notes for redemption will be made by the Series A Senior Note Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Series A Senior Notes are listed or, if the Series A Senior Notes are not listed on a national securities exchange, on a pro rata basis, by lot or by such other method as the Series A Senior Note Trustee in its sole discretion shall deem to be fair and appropriate; provided that no Series A Senior Note of $1,000 in principal amount at maturity or less shall be redeemed in part. If any Series A Senior Note is to be redeemed in part only, the notice of redemption relating to such Series A Senior Note shall state the portion of the principal amount thereof to be redeemed. A new Series A Senior Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Series A Senior Note.

     The Credit Agreement contains covenants prohibiting the optional redemption of the Senior Notes. See 'Description of Certain Indebtedness -- Terms of New Credit Agreement'.

RANKING

     The Indebtedness evidenced by the Senior Notes will rank pari passu in right of payment with all other senior Indebtedness of CCA, including, without limitation, CCA's obligations under the Credit Agreement, the 1993 Notes and its guarantee of JSC's obligations under the Credit Agreement. JSC's Guarantee of the Senior Notes will rank pari passu in right of payment with all other unsubordinated Indebtedness of JSC, including, without limitation, JSC's obligations under the Credit Agreement, its guarantee of the 1993 Notes and its guarantee of CCA's obligations under the Credit Agreement.


     CCA's  and  JSC's obligations  under the  Credit  Agreement are  secured by pledges of substantially all of the assets of JSC, CCA and their material subsidiaries and are guaranteed by certain subsidiaries of CCA and JSC, and the obligations of each such guaranteeing subsidiary are secured by certain assets of such guaranteeing subsidiary. The Senior Notes and JSC's Guarantee of the Senior Notes will be effectively subordinated to such security interests and guarantees to the extent of such security interests and guarantees. After giving pro forma effect to the Recapitalization Plan, including the Existing Subordinated Debt Refinancing, as of December 31, 1993, CCA and its subsidiaries would have had outstanding approximately $1,288.8 million of secured Indebtedness and JSC and its subsidiaries (including CCA and its subsidiaries) would have had outstanding approximately $1,474.0 million of secured Indebtedness, including in each case, without limitation, Indebtedness under the Credit Agreement. See 'Risk Factors -- Effect of Secured Indebtedness on the Senior Notes', 'Capitalization' and 'Pro Forma Financial Data'.

GUARANTEE

     CCA's obligations under the Senior Notes are Guaranteed by JSC.

CERTAIN DEFINITIONS

     Set forth below is a summary of certain of the defined terms used in the covenants and other provisions of the Indenture. Reference is made to the Indenture for the full definition of all terms as well as any other capitalized term used herein for which no definition is provided.


     'Acquired Indebtedness' is defined to mean Indebtedness of a Person existing at the time such Person became a Subsidiary and not Incurred in connection with, or in contemplation of, such Person becoming a Subsidiary.


     'Adjusted Consolidated Net Income' is defined to mean, for any period, the aggregate net income (or loss) of any Person and its consolidated Subsidiaries for such period determined in conformity with GAAP; provided that the following items shall be excluded in computing Adjusted Consolidated Net Income (without duplication); (i) the net income (or loss) of such Person (other than net income (or loss) attributable to a Subsidiary of such Person) in which any other Person (other than such Person or any of its Subsidiaries) has a joint interest, except to the extent of the amount of dividends or other distributions actually paid to such Person or any of its Subsidiaries by such other Person during such period;
(ii) solely for the purposes of calculating the amount of Restricted Payments that may be made pursuant to clause (C) of the first paragraph of the 'Limitation on Restricted Payments' covenant described below (and in such case, except to the extent includable pursuant to clause (i) above), the net income (or loss) of such Person accrued prior to the date it becomes a Subsidiary of any other Person or is merged into or consolidated with such other Person or any of its Subsidiaries or all or substantially all of the property and assets of such Person are acquired by such other Person or any of its Subsidiaries; (iii) the net income (or loss) of any Subsidiary (other than CCA) of any Person to the extent that the declaration or payment of dividends or similar distributions by such Subsidiary of such net income is not at the time permitted by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Subsidiary;
(iv) any gains or  losses (on an after-tax  basis) attributable to Asset  Sales;
(v) except for purposes of calculating the amount of Restricted Payments that may be made pursuant to clause (C) of the first paragraph of the 'Limitation on Restricted Payments' covenant described below, any amounts paid or accrued as dividends on Preferred Stock of such Person or Preferred Stock of any Subsidiary of such Person owned by Persons other than such Person and any of its Subsidiaries; (vi) all extraordinary gains and extraordinary losses; and (vii) all non-cash charges reducing net income of such Person that relate to stock options or stock appreciation rights and all cash payments reducing net income of such Person that relate to stock options or stock appreciation rights, to the extent such cash payments are not made pursuant to clause (xi) of the 'Limitation on Restricted Payments' covenant; provided that, solely for the purposes of calculating the Interest Coverage Ratio (and in such case, except to the extent includable pursuant to clause (i) above), 'Adjusted Consolidated Net Income' of JSC shall include the amount of all cash dividends received by JSC or any Subsidiary of JSC from an Unrestricted Subsidiary.

     'Adjusted Consolidated Net Tangible Assets' is defined to mean the total amount of assets of JSC and its Subsidiaries (less applicable depreciation, amortization and other valuation reserves), except to the extent resulting from write-ups of capital assets (excluding write-ups in connection with accounting for acquisitions in conformity with GAAP), after deducting therefrom (i) all current liabilities of JSC and its Subsidiaries (excluding intercompany items) and (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on the most recently available consolidated balance sheet of JSC and its Subsidiaries, prepared in conformity with GAAP.

     'Affiliate' is defined to mean, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For purposes of this definition 'control' (including, with correlative meanings, the terms 'controlling', 'controlled by', and 'under common control with'), as applied to any Person, is defined to mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise. For purposes of this definition, no Bank nor any affiliate of any Bank shall be deemed to be an Affiliate of JSC or any of its Subsidiaries nor shall Morgan Stanley & Co. Incorporated (or any affiliate thereof) be deemed an Affiliate of JSC or any of its Subsidiaries solely by reason of its ownership of or right to vote any Indebtedness of JSC or any of its Subsidiaries.

     'Asset Acquisition' is defined to mean (i) an investment by JSC or any of its Subsidiaries in any other Person pursuant to which such Person shall become a Subsidiary of JSC or any of its Subsidiaries or shall be merged into or consolidated with JSC or any of its Subsidiaries or (ii) an acquisition by JSC or any of its Subsidiaries of the assets of any Person other than JSC or any of its Subsidiaries that constitute substantially all of a division or line of business of such Person.

     'Asset Disposition' is defined to mean the sale or other disposition by JSC or any of its Subsidiaries (other than to JSC or another Subsidiary of JSC) of
(i) all or substantially all  of the Capital Stock of  any Subsidiary of JSC  or
(ii) all or substantially all of the assets that constitute a division or line of business of JSC or any of its Subsidiaries.


     'Asset Sale' is defined to mean, with respect to any Person, any sale, transfer or other disposition (including by way of merger, consolidation or sale-leaseback transactions) in one transaction or a series of related transactions by such Person or any of its Subsidiaries to any Person other than JSC or any of its Subsidiaries of (i) all or any of the Capital Stock of any Subsidiary of such Person (other than pursuant to a public offering of the Capital Stock of CCA or JSC pursuant to which at least 15% of the total issued and outstanding Capital Stock of CCA or JSC has been sold by means of an effective registration statement under the Securities Act or sales, transfers or other dispositions of Capital Stock of CCA or JSC substantially concurrently with or following such a public offering), (ii) all or substantially all of the property and assets of an operating unit or business of such Person or any of its Subsidiaries or (iii) any other property and assets of such Person or any of its Subsidiaries outside the ordinary course of business of such Person or such Subsidiary and, in each case, that is not governed by the provisions of the Indenture applicable to Mergers, Consolidations and Sales of Assets (it being acknowledged that JSC and its Subsidiaries may dispose of equipment in the ordinary course of their respective businesses); provided that sales or other dispositions of inventory, receivables and other current assets shall not be included within the meaning of 'Asset Sale.'


     'Attributable Indebtedness' is defined to mean, when used in connection with a sale-leaseback transaction referred to in the 'Limitation on Sale-Leaseback Transactions' covenant at any date of determination, the product of (i) the net proceeds from such sale-leaseback transaction and (ii) a fraction, the numerator of which is the number of full years of the term of the lease relating to the property involved in such sale-leaseback transaction (without regard to any options to renew or extend such term) remaining at the date of the making of such computation and the denominator of which is the number of full years of the term of such lease (without regard to any options to renew or extend such term) measured from the first day of such term.

     'Average Life' is defined to mean, at any date of determination with respect to any debt security, the quotient obtained by dividing (i) the sum of the product of (A) the number of years from such date of determination to the dates of each successive scheduled principal payment of such debt security and
(B) the amount of such principal payment by (ii) the sum of all such principal payments.

     'Banks' is defined to mean the lenders who are from time to time parties to any Credit Agreement.

     'Board of Directors' is defined to mean the Board of Directors of JSC or CCA, as the case may be, or any committee of such Board of Directors duly authorized to act under the Indenture.


     'Business Day' is defined to mean any day except a Saturday, Sunday or other day on which commercial banks in The City of New York, or in the city of the Corporate Trust Office of the Trustee, are authorized by law to close.



     'Capital Stock' is defined to mean, with respect to any Person, any and all shares, interests, participation or other equivalents (however designated, whether voting or non-voting) of such Person's capital stock, whether now outstanding or issued after the date of the Indenture, including, without limitation, all Common Stock and Preferred Stock.

     'Capitalized Lease' is defined to mean, as applied to any Person, any lease of any property (whether real, personal or mixed) of which the discounted present value of the rental obligations of such Person as lessee, in conformity with GAAP, is required to be capitalized on the balance sheet of such Person; and 'Capitalized Lease Obligation' is defined to mean the rental obligations, as aforesaid, under such lease.

     'Change of Control' is defined to mean such time as (i) (a) a 'person' or 'group' (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act), other than the Original Stockholders, becomes the 'beneficial owner' (as defined in Rule 13d-3 under the Exchange Act) of more than 35% of the total voting power of the then outstanding Voting Stock of Holdings or a Holdings Parent and (b) the Original Stockholders beneficially own, directly or indirectly, less than the then outstanding Voting Stock of Holdings or a Holdings Parent beneficially owned by such 'person' or 'group'; or (ii) (a) a 'person' or 'group' (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act), other than the Original Stockholders, becomes the 'beneficial owner' (as defined in Rule 13d-3 under the Exchange Act) of more than 35% of the total voting power of the then outstanding Voting Stock of JSC, (b) the Original Stockholders beneficially own, directly or indirectly, less than the then outstanding Voting Stock of JSC beneficially owned by such 'person' or 'group' and (c) CCA is a Subsidiary of JSC at the time that the later of (a) and (b) above occurs.

     'Closing Date' is defined to mean the date on which the Senior Notes are originally issued under the Indentures.


     'Common Stock' is defined to mean, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) of such Person's common stock, whether now outstanding or issued after the date of the Indenture, including, without limitation, all series and classes of such common stock.


     'Consolidated EBITDA' is defined to mean, with respect to any Person for any period, the sum of the amounts for such period of (i) Adjusted Consolidated Net Income, (ii) Consolidated Interest Expense, (iii) income taxes (other than income taxes (either positive or negative) attributable to extraordinary and non-recurring gains or losses or sales of assets), (iv) depreciation expense,
(v) amortization expense and (vi) all other non-cash items reducing Adjusted Consolidated Net Income, less all non-cash items increasing Adjusted Consolidated Net Income, all as determined on a consolidated basis for such Person and its Subsidiaries in conformity with GAAP; provided that, if a Person has any Subsidiary that is not a Wholly Owned Subsidiary of such Person, Consolidated EBITDA of such Person shall be reduced (to the extent not otherwise reduced by GAAP) by an amount equal to (A) the Adjusted Consolidated Net Income of such Subsidiary multiplied by (B) the quotient of (1) the number of shares of outstanding Common Stock of such Subsidiary not owned on the last day of such period by such Person or any Subsidiary of such Person divided by (2) the total number of shares of outstanding Common Stock of such Subsidiary on the last day of such period.

     'Consolidated Interest Expense' is defined to mean, with respect to any Person for any period, the aggregate amount of interest in respect of Indebtedness (including amortization of original issue discount on any Indebtedness and the interest portion of any deferred payment obligation, calculated in accordance with the effective interest method of accounting; all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing; the net costs associated with Interest Rate Agreements; and Indebtedness that is Guaranteed by such Person) and all but the principal component of rentals in respect of Capitalized Lease Obligations paid, accrued or scheduled to be paid or to be accrued by such Person and its consolidated subsidiaries during such period; excluding, however,
(i) any amount of such interest of any Subsidiary of such Person if the net income (or loss) of such Subsidiary is excluded in the calculation of Adjusted Consolidated Net Income for such person pursuant to clause (iii) of the definition thereof (but only in the same proportion as the net income (or loss) of such Subsidiary is excluded from the calculation of Adjusted Consolidated Net Income for such Person pursuant to clause (iii) of the definition thereof) and
(ii) any premiums, fees and expenses (and any amortization thereof) payable in connection with the 1989 Transaction, the 1992 Transaction, the 1993 Transaction, the issuance of the New Subordinated Notes and the Recapitalization Plan, all as determined on a consolidated basis in conformity with GAAP.

     'Consolidated Net Worth' is defined to mean, at any date of determination, shareholders' equity as set forth on the most recently available consolidated balance sheet of JSC and its Subsidiaries (which shall be as of a date not more than 60 days prior to the date of such computation), less any amounts attributable to Redeemable Stock or any equity security convertible into or exchangeable for Indebtedness, the cost of treasury stock and the principal amount of any promissory notes receivable from the sale of the Capital Stock of JSC or any Subsidiary of JSC, each item to be determined in accordance with GAAP (excluding the effects of foreign currency exchange adjustments under Financial Accounting Standards Board Statement of Financial Accounting Standards No. 52).


     'Credit   Agreement'  is  defined  to  mean  the  Credit  Agreement,  dated approximately the Closing Date or the date of the Prospectus relating to the sale of the Senior Notes, among JSC, CCA, the guarantors party thereto and the Banks party thereto, together with all other agreements, instruments and documents executed or delivered pursuant thereto or in connection therewith (including, without limitation, any promissory notes, Guarantees and security documents), in each case, as such agreements, instruments and documents may be amended (including, without limitation, any amendment and restatement thereof), supplemented, extended, renewed, replaced or otherwise modified from time to time, including, without limitation, any agreement increasing the amount of, extending the maturity of, refinancing or otherwise restructuring (including, but not limited to, by the inclusion of additional borrowers or guarantors thereunder that are Subsidiaries of JSC or by the requirement of additional collateral or other credit enhancement to support the obligations thereunder) all or any portion of the Indebtedness under such agreement or any successor agreement or agreements; provided that, with respect to any agreement providing for the refinancing of Indebtedness under any Credit Agreement, such agreement shall be a Credit Agreement under the Indenture only if a notice to that effect is delivered by JSC to the Trustee and there shall be at any time no more than two instruments that are Credit Agreements under the Indenture.


     'Currency Agreement' is defined to mean any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect JSC or any of its Subsidiaries against fluctuations in currency values to or under which JSC or any of its Subsidiaries is a party or a beneficiary on the date of the Indenture or becomes a party or a beneficiary thereafter.

     'Default' is defined to mean any event that is, or after notice or passage of time or both would be, an Event of Default.


     'Existing Subordinated Debt Refinancing' is defined to mean the refinancing of any or all of the Indebtedness represented by the Junior Accrued Debentures, Senior Subordinated Notes and the Subordinated Debentures, including pursuant to the Credit Agreement.


     'Foreign Subsidiary' is defined to mean any Subsidiary of JSC that (i) derives more than 80% of its sales or net income from, or (ii) has more than 80% of its assets located in, territories and jurisdictions outside the United States of America (in each case determined on a consolidated basis in conformity with GAAP).

     'GAAP' is defined to mean generally accepted accounting principles in the United States of America as in effect as of the date of the Indenture, including, without limitation, those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations based on GAAP contained in the Indenture shall be computed in conformity with GAAP, except that calculations made for purposes of determining compliance with the terms of the covenants and with other provisions of the Indenture shall be made without giving effect to (i) the amortization of any expenses incurred in connection with the 1989 Transaction, the 1992 Transaction, the 1993 Transaction, the issuance of the New Subordinated Notes and the Recapitalization Plan, (ii) except as otherwise provided, the amortization of any amounts required or permitted by Accounting Principles Board Opinion Nos. 16 and 17 and (iii) any charges associated with the adoption of Financial Accounting Standard Nos. 106 and 109.

     'Guarantee' is defined to mean any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness or other obligation of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise) or (ii) entered into for purposes of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided that the term 'Guarantee' shall not include endorsements for collection or deposit in the ordinary course of business. The term 'Guarantee' used as a verb has a corresponding meaning.

     'Holder' or 'Noteholder' or 'Senior Notes Holder' is defined to mean the registered holder of any Series A Senior Note or Series B Senior Note, as the case may be.

     'Holdings'  is  defined  to  mean   SIBV/MS  Holdings,  Inc.,  a   Delaware
corporation.

     'Holdings Parent' is defined to mean any entity of which Holdings is a direct or indirect Subsidiary.

     'Incur' is defined to mean, with respect to any Indebtedness, to incur, create, issue, assume, Guarantee or otherwise become liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness; provided that neither the accrual of interest (whether such interest is payable in cash or kind) nor the accretion of original issue discount shall be considered an Incurrence of Indebtedness.

     'Indebtedness' is defined to mean, with respect to any Person at any date of determination (without duplication), (i) all indebtedness of such Person for borrowed money, (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments (other than, in the case of JSC and its Subsidiaries, any non-negotiable notes of JSC or its Subsidiaries issued to its insurance carriers in lieu of maintenance of policy reserves in connection with its workers' compensation and liability insurance programs),
(iii) all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto),
(iv) all obligations of such Person to pay the deferred and unpaid purchase price of property or services, which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services, except Trade Payables, (v) all obligations of such Person as lessee under Capitalized Leases, (vi) all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided that the amount of such Indebtedness shall be the lesser of (A) the fair market value of such asset at such date of determination and (B) the amount of such Indebtedness, (vii) all Indebtedness of other Persons Guaranteed by such Person to the extent such Indebtedness is Guaranteed by such Person, (viii) all obligations in respect of borrowed money under any Credit Agreement, the Secured Notes and any Guarantees thereof and (ix) to the extent not otherwise included in this definition, obligations under Currency Agreements and Interest Rate Agreements. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability determined by such Person's board of directors, in good faith, as reasonably likely to occur, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date, provided that the amount outstanding at any time of any Indebtedness issued with original issue discount is the face amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with GAAP; and provided further that Indebtedness shall not include (A) any liability for federal, state, local or other taxes or (B) obligations of JSC or its Restricted Subsidiaries pursuant to Receivables Programs.

     'Interest Coverage Ratio' is defined to mean, with respect to any Person on any Transaction Date, the ratio of (i) the aggregate amount of Consolidated EBITDA of such Person for the four fiscal quarters for which financial information in respect thereof is available immediately prior to such Transaction Date to (ii) the aggregate Consolidated Interest Expense of such Person during such four fiscal quarters. In making the foregoing calculation,
(A) pro forma effect shall be given to (1) any Indebtedness Incurred subsequent to the end of the four-fiscal-quarter period referred to in clause (i) and prior to the Transaction Date (other than Indebtedness Incurred under a revolving credit or similar arrangement to the extent of the commitment thereunder (or under any predecessor revolving credit or similar arrangement) on the last day of such period), (2) any Indebtedness Incurred during such period to the extent such Indebtedness is outstanding at the Transaction Date and (3) any Indebtedness to be Incurred on the Transaction Date, in each case as if such Indebtedness had been Incurred on the first day of such four-fiscal-quarter period and after giving pro forma effect to the application of the proceeds thereof as if such application had occurred on such first day; (B) Consolidated Interest Expense attributable to interest on any Indebtedness (whether existing or being Incurred) computed on a pro forma basis and bearing a floating interest rate shall be computed as if the rate in effect on the date of computation (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months) had been the applicable rate for the entire period; (C) there shall be excluded from Consolidated Interest Expense any Consolidated Interest Expense related to any amount of Indebtedness that was outstanding during such four-fiscal-quarter period or thereafter but that is not outstanding or is to be repaid on the Transaction Date, except for Consolidated Interest Expense accrued (as adjusted pursuant to clause (B)) during such four-fiscal-quarter period under a revolving credit or similar arrangement to the extent of the commitment thereunder (or under any successor revolving credit or similar arrangement) on the Transaction Date; (D) pro forma effect shall be given to Asset Dispositions and Asset Acquisitions (including giving pro forma effect to the application of proceeds of any Asset Disposition) that occur during such four-fiscal-quarter period or thereafter and prior to the Transaction Date as if they had occurred and such proceeds had been applied on the first day of such four-fiscal-quarter period; (E) with respect to any such four-fiscal-quarter period commencing prior to the Refinancing, the Refinancing shall be deemed to have taken place on the first day of such period; and (F) pro forma effect shall be given to asset dispositions and asset acquisitions (including giving pro forma effect to the application of proceeds of any asset disposition) that have been made by any Person that has become a Subsidiary of JSC or has been merged with or into JSC or any Subsidiary of JSC during the four-fiscal-quarter period referred to above or subsequent to such period and prior to the Transaction Date and that would have constituted Asset Dispositions or Asset Acquisitions had such transactions occurred when such Person was a Subsidiary of JSC as if such asset dispositions or asset acquisitions were Asset Dispositions or Asset Acquisitions that occurred on the first day of such period; provided that to the extent that clause (D) or (F) of this sentence requires that pro forma effect be given to an Asset Acquisition or an asset acquisition, such pro forma calculation shall be based upon the four full fiscal quarters immediately preceding the Transaction Date of the Person, or division or line of business of the Person, that is acquired for which financial information is available.

     'Interest Rate Agreement' is defined to mean any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement designed to protect JSC or any of its Subsidiaries against fluctuations in interest rates or obtain the benefits of floating interest rates to or under which JSC or any of its Subsidiaries is a party or a beneficiary on the date of the Indenture or becomes a party or a beneficiary thereafter.

     'Investment' is defined to mean any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of any Person or its Subsidiaries) or other extension of credit or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, bonds, notes, debentures or other similar instruments issued by any other Person. For purposes of the definition of 'Unrestricted Subsidiary' and the 'Limitation on Restricted Payments' covenant described below, (i) 'Investment' shall include the fair market value of the net assets of any Subsidiary of JSC at the time that such Subsidiary of JSC is designated an Unrestricted Subsidiary and shall exclude the fair market value of the net assets of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary of JSC and (ii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined by the Board of Directors in good faith.

     'Junior Accrual Debentures' is defined to mean CCA's 15 1/2% Junior Subordinated Accrual Debentures due 2004.

     'Lien' is defined to mean any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof, any sale with recourse against the seller or any Affiliate of the seller, or any agreement to give any security interest).

     'Net Cash Proceeds' is defined to mean, with respect to any Asset Sale, the proceeds of such Asset Sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents (except to the extent such obligations are financed or sold with recourse to JSC or any Subsidiary of JSC) and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of (i) brokerage commissions and other fees and expenses (including fees and expenses of counsel and investment bankers) related to such Asset Sale, (ii) provisions for all taxes (whether or not such taxes will actually be paid or are payable) as a result of such Asset Sale without regard to the consolidated results of operations of JSC and its Subsidiaries, taken as a whole, (iii) payments made to repay Indebtedness or any other obligation outstanding at the time of such Asset Sale that either (A) is secured by a Lien on the property or assets sold or (B) is required to be paid as a result of such sale and (iv) appropriate amounts to be provided by JSC or any Subsidiary of JSC as a reserve against any liabilities associated with such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined in conformity with GAAP.

     'New Subordinated Notes' is defined to mean the 11 1/2% Junior Subordinated Notes maturing 2005, in an aggregate amount not to exceed $200 million, of CCA which SIBV had committed to purchase (which commitment will terminate on the Closing Date without any of such notes having been issued).

     '1989 Transaction' is defined to mean the transaction in which (i) Holdings acquired the entire equity interest in JSC, (ii) JSC (through its ownership of JSC Enterprises) acquired the entire equity interest in CCA, (iii) the MSLEF I Group received $500 million in respect of its shares of CCA common stock, (iv) SIBV received $41.75 per share, or an aggregate of approximately $1.25 billion, in respect of its shares of JSC stock and (v) the public stockholders received $43 per share of JSC stock.

     '1993 Transaction' is defined to mean the issuance and sale of an aggregate principal amount of $500 million of 9 3/4% Senior Notes Due 2003, the repayment of Indebtedness with the proceeds of such sale and the amendments (and consent payments in respect thereof) to certain debt instruments, and the agreements related thereto, that were effected in April 1993.


     '1992 Stock Option Plan' is defined to mean the Holdings 1992 Stock Option Plan, as the same may be amended, supplemented or otherwise modified from time to time.


     '1992 Transaction' is defined to mean the purchase, in August 1992, by certain stockholders of Holdings of $231.8 million of Common Stock of Holdings, the contribution by Holdings of such $231.8 million to CCA and the application by CCA of such $231.8 million to repurchase Junior Accrual Debentures and repay other subordinated Indebtedness of CCA.

     'Original Stockholders' is defined to mean, collectively, MSLEF II, Morgan Stanley Group, SIBV, JS Group and any Affiliate of any such Person.

     'Permitted Liens' is defined to mean (i) Liens for taxes, assessments, governmental charges or claims that are being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made; (ii) statutory Liens of landlords and carriers, warehousemen, mechanics, suppliers, materialmen, repairmen or other similar Liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made; (iii) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security; (iv) Liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory or regulatory obligations, bankers' acceptances, surety and appeal bonds, government contracts, performance and return-of-money bonds and other obligations of a similar nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money); (v) easements, rights-of-way, municipal and zoning ordinances and similar charges, encumbrances, title defects or other irregularities that do not materially interfere with the ordinary course of business of JSC or any of its Subsidiaries; (vi) Liens (including extensions and renewals thereof) upon real or tangible personal property acquired after the Closing Date; provided that (a) such Lien is created solely for the purpose of securing Indebtedness Incurred (1) to finance the cost (including the cost of improvement or construction) of the item of property or assets subject thereto and such Lien is created prior to, at the time of or within six months after the later of the acquisition, the completion of construction or the commencement of full operation of such property or (2) to refinance any Indebtedness previously so secured, (b) the principal amount of the Indebtedness secured by such Lien does not exceed 100% of such cost and (c) any such Lien shall not extend to or cover any property or assets other than such item of property or assets and any improvements on such item; (vii) leases or subleases granted to others that do not materially interfere with the ordinary course of business of JSC or any of its Subsidiaries; (viii) Liens encumbering property or assets under construction arising from progress or partial payments by a customer of JSC or any of its Subsidiaries relating to such property or assets; (ix) any interest or title of a lessor in the property subject to any Capitalized Lease or Operating Lease; provided that any sale-leaseback transaction related thereto complies with the 'Limitation on Sale-Leaseback Transactions' covenant; (x) Liens arising from filing Uniform Commercial Code financing statements regarding leases; (xi) Liens on property of, or on shares of stock or Indebtedness of, any corporation existing at the time such corporation becomes, or becomes a part of, any Restricted Subsidiary; (xii) Liens in favor of JSC or any Restricted Subsidiary;
(xiii) Liens arising from the rendering of a final judgment or order against JSC or any Subsidiary of JSC that does not give rise to an Event of Default; (xiv) Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other property relating to such letters of credit and the products and proceeds thereof; (xv) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods; (xvi) Liens encumbering customary initial deposits and margin deposits, and other Liens that are either within the general parameters customary in the industry and incurred in the ordinary course of business or otherwise permitted under the terms of either of the Credit Agreements, in each case securing Indebtedness under Interest Rate Agreements, Currency Agreements and forward contracts, options, future contracts, futures options or similar agreements or arrangements designed to protect JSC or any of its Subsidiaries from fluctuations in the price of commodities; (xvii) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by JSC or any of its Subsidiaries in the ordinary course of business in accordance with the past practices of JSC and its Subsidiaries prior to the Closing Date; (xviii) Liens on or sales of receivables; and (xix) Liens securing any real property or other assets of JSC or any Restricted Subsidiary in favor of the United States of America or any State thereof, or any department, agency, instrumentality or political subdivision thereof, in connection with the financing of industrial revenue bond facilities or any equipment or other property designed primarily for the purpose of air or water pollution control; provided that any such Lien on such facilities, equipment or other property shall not apply to any other assets of JSC or any Restricted Subsidiary.

     'Person' is defined to mean an individual, a corporation, a partnership, an association, a trust or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

     'Preferred Stock' is defined to mean, with respect to any Person, any and all shares, interests, participation or other equivalents (however designated, whether voting or non-voting) of such Person's preferred or preference stock, whether now outstanding or issued after the date of the Indenture, including, without limitation, all series and classes of such preferred or preference stock.

     'Principal Property' is defined to mean any manufacturing or processing plant, warehouse or other building used by JSC or any Restricted Subsidiary, other than a plant, warehouse or other building that, in the good faith opinion of the Board of Directors of JSC as reflected in a Board Resolution, is not of material importance to the business conducted by JSC and its Restricted Subsidiaries taken as a whole as of the date such Board Resolution is adopted.

     'Recapitalization  Plan' means,  collectively, the  following transactions:
(i) the sale of the Senior Notes, (ii) the sale by Holdings of Holdings Common Stock substantially concurrently with the transaction described in clause (i),
(iii) the SIBV Investment, (iv) the execution and delivery of the Credit Agreement, (v) the application of the proceeds of the transactions described in clauses (i) through (iv), (vi) the Existing Subordinated Debt Refinancing, (vii) the obtaining of all consents and waivers necessary or determined by CCA, JSC or Holdings to be appropriate in connection with the foregoing, (viii) all other transactions related to, or entered into in connection with, the foregoing unless CCA determines that any such transaction should not be considered part of the Recapitalization Plan and (ix) the payment and accrual of all fees and expenses related to the foregoing.

     'Receivables Programs' means, with respect to any Person, obligations of such Person or its Subsidiaries pursuant to accounts receivable securitization programs, to the extent that the proceeds received pursuant to a pledge, sale or other encumbrance of accounts receivable pursuant to such programs do not exceed 91% of the total book value of such accounts receivable (determined on a consolidated basis in accordance with GAAP as of the end of the most recent fiscal quarter for which financial information is available), and any extension, renewal, modification or replacement of such programs, including, without limitation, any agreement increasing the amount of, extending the maturity of, refinancing or otherwise restructuring all or any portion of the obligations under such programs or any successor agreement or agreements.

     'Redeemable Stock' is defined to mean any class or series of Capital Stock of any Person that by its terms or otherwise is (i) required to be redeemed prior to the Stated Maturity of the Senior Notes, (ii) redeemable at the option of the holder of such class or series of Capital Stock at any time prior to the Stated Maturity of the Senior Notes, or (iii) convertible into or exchangeable for Capital Stock referred to in clause (i) or (ii) above or Indebtedness having a scheduled maturity prior to the Stated Maturity of the Senior Notes; provided that any Capital Stock that would not constitute Redeemable Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an 'asset sale' or 'change of control' occurring prior to the Stated Maturity of the Senior Notes shall not constitute Redeemable Stock if the 'asset sale' or 'change of control' provisions applicable to such Capital Stock are no more favorable
(except with respect to any premium payable) to the holders of such Capital Stock than the provisions contained in 'Limitation on Asset Sales' and 'Repurchase of Senior Notes upon Change of Control' covenants described below and such Capital Stock specifically provides that such Person will not repurchase or redeem any such stock pursuant to such provisions prior to such Person's repurchase of such Senior Notes, as are required to be repurchased pursuant to the 'Limitation on Asset Sales' and 'Repurchase of Senior Notes upon Change of Control' covenants described below.

     'Restricted Subsidiary' is defined to mean any Subsidiary of JSC other than an Unrestricted Subsidiary.

     'Senior Subordinated Notes' is defined to mean CCA's 13 1/2% Senior Subordinated Notes due 1999.


     'SIBV  Investment' is defined to mean the  purchase by SIBV (or a corporate
affiliate  thereof)   of  shares   of  Holdings   Common  Stock,   substantially
concurrently with the sale by CCA of the Senior Notes.


     'Significant Subsidiary' is defined to mean, at any date of determination, any Subsidiary of JSC that, together with its Subsidiaries, (i) for the most recent fiscal year of JSC, accounted for more than 10% of the consolidated revenues of JSC or (ii) as of the end of such fiscal year, was the owner of more than 10% of the consolidated assets of JSC, all as set forth on the most recently available consolidated financial statements of JSC for such fiscal year.

     'Smurfit Newsprint' is defined to mean Smurfit Newsprint Corporation, a Delaware corporation.

     'Stated Maturity' is defined to mean, (i) with respect to any debt security, the date specified in such debt security as the fixed date on which the final installment of principal of such debt security is due and payable and
(ii) with respect to any scheduled installment of principal of or interest on any debt security, the date specified in such debt security as the fixed date on which such installment is due and payable.

     'Subordinated Debentures' is defined to mean CCA's 14% Subordinated Debentures due 2001.

     'Subsidiary' is defined to mean, with respect to any Person, any corporation, association or other business entity of which more than 50% of the outstanding Voting Stock is owned, directly or indirectly, by JSC or by one or more other Subsidiaries of JSC, or by such Person and one or more other Subsidiaries of such Person; provided that, except as the term 'Subsidiary' is used in the definition of 'Unrestricted Subsidiary' set forth below, an Unrestricted Subsidiary shall not be deemed to be a Subsidiary of JSC for purposes of the Indenture.

     'Times Mirror Agreement' is defined to mean the Shareholders Agreement, dated February 21, 1986 between JSC and The Times Mirror Company, as the same may at any time be amended, modified or supplemented.

     'Trade Payables' is defined to mean, with respect to any Person, any accounts payable or any other indebtedness or monetary obligation to trade creditors created, assumed or Guaranteed by such Person or any of its Subsidiaries arising in the ordinary course of business in connection with the acquisition of goods or services.

     'Transaction Date' is defined to mean, with respect to the Incurrence of any Indebtedness by JSC or any of its Subsidiaries, the date such Indebtedness is to be Incurred and, with respect to any Restricted Payment, the date such Restricted Payment is to be made.

     'Unrestricted Subsidiary' is defined to mean (i) any Subsidiary of JSC that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of JSC in the manner provided below and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors of JSC may designate any Subsidiary of JSC (including any newly acquired or newly formed Subsidiary of JSC) other than CCA to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, JSC or any other Subsidiary of JSC that is not a Subsidiary of the Subsidiary to be so designated; provided that either (A) the Subsidiary to be so designated has total assets of $1,000 or less or (B) if such Subsidiary has assets greater than $1,000, that such designation would be permitted under the 'Limitation on Restricted Payments' covenant described below. The Board of Directors of JSC may designate any Unrestricted Subsidiary to be a Restricted Subsidiary of JSC; provided that immediately after giving effect to such designation (x) JSC could Incur $1.00 of additional Indebtedness under the first paragraph of the 'Limitation on Indebtedness' covenant described below and (y) no Default or Event of Default shall have occurred and be continuing. Any such designation by the Board of Directors of JSC shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions. Any Subsidiary of JSC may be designated as an Unrestricted Subsidiary (or not so designated) for purposes of the Indenture without regard to whether such Subsidiary is so designated (or not so designated) for purposes of any other agreement relating to Indebtedness of JSC or any of its Subsidiaries.

     'Voting Stock' is defined to mean Capital Stock of any class or kind ordinarily having the power to vote for the election of directors.

     'Wholly Owned Subsidiary' is defined to mean, with respect to any Person, any Subsidiary of such Person if all of the Common Stock or other similar equity ownership interests (but not including Preferred Stock) in such Subsidiary (other than any director's qualifying shares or Investments by foreign nationals mandated by applicable law) is owned directly or indirectly by such Person.

COVENANTS

LIMITATION ON INDEBTEDNESS

     Under the terms of the Indentures, JSC shall not, and shall not permit any Restricted Subsidiary to, Incur any Indebtedness unless, after giving effect to the Incurrence of such Indebtedness and the receipt and application of the proceeds therefrom, the Interest Coverage Ratio of JSC would be greater than

(1) prior to July 1, 1994............................................................   1.50:1,
(2) after June 30, 1994 and prior to July 1, 1995....................................   1.75:1,
(3) after June 30, 1995..............................................................   2.00:1.

     Notwithstanding the foregoing, JSC and any Restricted Subsidiary (except as expressly provided below) may Incur each and all of the following: (i) Indebtedness (A) of JSC and CCA outstanding at any time in an aggregate principal amount not to exceed the amount of outstanding Indebtedness and unused commitments under the Credit Agreement on the Closing Date less any Indebtedness Incurred pursuant to clause (iii) below to refinance or refund the Junior Accrual Debentures, the Senior Subordinated Notes or the Subordinated Debentures, (B) of JSC and CCA outstanding at any time in an aggregate principal amount not to exceed $275 million, (C) of JSC Enterprises, CCA Enterprises and Smurfit Newsprint under the Credit Agreement, (D) of Restricted Subsidiaries of JSC (other than CCA) in an aggregate principal amount not to exceed $50 million at any one time outstanding, and (E) consisting of Guarantees by Restricted Subsidiaries of JSC (other than CCA) of Indebtedness of JSC and its Restricted Subsidiaries under the Credit Agreement or any other Indebtedness of such Persons for borrowed money; provided that any such Restricted Subsidiary that Guarantees such Indebtedness under the Credit Agreement or any such other indebtedness for borrowed money shall fully and unconditionally Guarantee the Senior Notes on a senior basis (to the same extent and for only so long as such Indebtedness under the Credit Agreement or such other Indebtedness for borrowed money is Guaranteed by such Restricted Subsidiary); provided further that (x) any such Guarantees of Indebtedness subordinated to the Senior Notes will be subordinated to such Subsidiary's Guarantee of the Senior Notes, if any, in a like manner and (y) a Guarantee by a Restricted Subsidiary shall not be deemed to exist, and Indebtedness shall not be deemed to have been incurred by a Restricted Subsidiary, solely by reason of one or more security interests in assets of such Restricted Subsidiary having been granted to a Person; (ii) Indebtedness (A) of JSC to any of its Restricted Subsidiaries that is a Wholly Owned Subsidiary of JSC, or of a Restricted Subsidiary to JSC or to any other Restricted Subsidiary that is a Wholly Owned Subsidiary of JSC, (B) of JSC or any Restricted Subsidiary to Smurfit Newsprint or (C) of JSC or any Restricted Subsidiary to any Foreign Subsidiary in an aggregate principal amount not to exceed $20 million at any one time outstanding; (iii) Indebtedness issued in exchange for, or the net proceeds of which are used to refinance or refund, outstanding Indebtedness of JSC or any of its Restricted Subsidiaries, other than Indebtedness Incurred under clauses (i)(A), (B) or (D), (ii)(C), (vi) or
(ix) of this paragraph and any refinancings thereof, in an amount (or, if such new Indebtedness provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration thereof, with an original issue price) not to exceed the amount so exchanged, refinanced or refunded (plus premiums, accrued interest, fees and expenses); provided that Indebtedness issued in exchange for, or the proceeds of which are used to refinance or refund, the Senior Notes or JSC's Guarantee thereof or other Indebtedness of CCA or JSC that is pari passu with, or subordinated in right of payment to, the Senior Notes or JSC's Guarantee thereof, as the case may be (other than the Junior Accrual Debentures, Senior Subordinated Notes and the Subordinated Debentures), shall only be permitted under this clause (iii) if (A) in case the Indebtedness to be refinanced is subordinated in right of payment to the Senior Notes or JSC's Guarantee thereof, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is issued or remains outstanding, is expressly made subordinate in right of payment to the Senior Notes or JSC's Guarantee thereof, as the case may be, at least to the extent that the Indebtedness to be refinanced is subordinated to the Senior Notes or JSC's Guarantee thereof, as the case may be,
(B) in case the Senior Notes are refinanced in part or the Indebtedness to be refinanced is pari passu with, or subordinated in right of payment to, the Senior Notes or JSC's Guarantee thereof, such new Indebtedness, determined as of the date of Incurrence of such new Indebtedness, does not mature prior to six months after the Stated Maturity of the Indebtedness to be refinanced (or, if earlier, six months after the Stated Maturity of the Senior Notes) and the Average Life of such new Indebtedness is at least equal to the remaining Average Life of the Indebtedness to be refinanced plus six months (or, if less, the remaining Average Life of the Senior Notes plus six months), and (C) if the Indebtedness to be refinanced is Indebtedness of JSC or CCA, such new Indebtedness Incurred pursuant to this clause (iii) may not be Indebtedness of any Restricted Subsidiary of JSC other than CCA; (iv) Indebtedness (A) in respect of performance, surety or appeal bonds provided in the ordinary course of business, (B) under Currency Agreements and Interest Rate Agreements; provided that, in the case of Currency Agreements that relate to other Indebtedness, such Currency Agreements do not increase the Indebtedness of JSC or its Restricted Subsidiaries outstanding at any time other than as a result of fluctuations in foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder; and (C) arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from Guarantees or letters of credit, surety bonds or performance bonds securing any obligations of JSC or any Restricted Subsidiary of JSC pursuant to such agreements, in any case Incurred in connection with the disposition of any business, assets or Restricted Subsidiary of JSC, other than Guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary of JSC for the purpose of financing such acquisition; (v) Indebtedness in respect of letters of credit and bankers' acceptances Incurred in the ordinary course of business consistent with past practice; (vi) Indebtedness of JSC or CCA in an aggregate amount not to exceed $100 million at any one time outstanding; provided that such Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such Indebtedness is issued or remains outstanding, (A) is expressly made subordinate in right of payment to the Senior Notes or JSC's Guarantee thereof, as the case may be, (B) provides that no required payments of principal of such Indebtedness by way of sinking fund, mandatory redemption or otherwise shall be made by JSC or CCA (including, without limitation, at the option of the holder thereof other than an option given to a holder pursuant to an 'asset sale' or 'change of control' provision that is no more favorable (except with respect to any premium payable) to the holders of such Indebtedness than the provisions contained in the 'Limitation on Asset Sales' and 'Repurchase of Senior Notes upon Change of Control' covenants and such Indebtedness specifically provides that JSC and CCA will not repurchase or redeem such Indebtedness pursuant to such provisions prior to CCA's repurchase of the Senior Notes required to be repurchased by CCA under the 'Limitation on Asset Sales' and 'Repurchase of Senior Notes upon Change of Control' covenants) at any time prior to the Stated Maturity of the Senior Notes and (C) after giving effect to the Incurrence of such Indebtedness and the application of the proceeds therefrom, JSC's Interest Coverage Ratio would be at least 1.25:1; (vii) Indebtedness of CCA or JSC Incurred on or before December 1, 1994, the proceeds of which are used to pay cash interest on the Junior Accrual Debentures; (viii) Acquired Indebtedness, provided that, at the time of the Incurrence thereof, JSC could Incur at least $1.00 of Indebtedness under the first paragraph of this 'Limitation on Indebtedness' covenant, and refinancings thereof; provided that such refinancing Indebtedness may not be Incurred by any Person other than JSC, CCA or the Restricted Subsidiary that is the obligor on such Acquired Indebtedness; (ix) Indebtedness of JSC or CCA Incurred to finance, directly or indirectly, capital expenditures of JSC and its Restricted Subsidiaries in an aggregate principal amount not to exceed $75 million in each fiscal year of JSC, and any refinancing of such Indebtedness (including pursuant to any Capitalized Lease); provided that the amount of Indebtedness which may be Incurred in any fiscal year of JSC pursuant to this clause (ix) shall be increased by the amount of Indebtedness (other than refinancing Indebtedness) which could have been Incurred in the prior fiscal year (including by reason of this proviso) of JSC pursuant to this clause (ix) but which was not so Incurred; and (x) Indebtedness represented by the obligations of JSC or CCA to repurchase shares, or cancel or repurchase options to purchase shares, of Holdings', a Holdings Parent's, JSC's or CCA's Common Stock held by employees of Holdings, JSC or any of its Restricted Subsidiaries as set forth in the agreements under which such employees purchase or hold shares of Holdings', a Holdings Parent's, JSC's or CCA's Common Stock, as such agreements may be amended; provided that such Indebtedness is subordinated to the Senior Notes and JSC's Guarantee thereof, as the case may be, and that no payment of principal of such Indebtedness may be made while any Senior Notes are outstanding.


     Notwithstanding any other provision of this 'Limitation on Indebtedness' covenant, (i) the maximum amount of Indebtedness that JSC or any Restricted Subsidiary may Incur pursuant to this 'Limitation on Indebtedness' covenant shall not be deemed to be exceeded due solely to fluctuations in the exchange rates of currencies, (ii) Indebtedness Incurred pursuant to the Credit Agreement on the Closing Date (and after repaying the Indebtedness to be repaid pursuant to the Recapitalization Plan (other than the Existing Subordinated Debt Refinancing) and without giving effect to any exercise of any overallotment option granted in connection with sales of Holdings Common Stock pursuant to clause (ii) of the definition of 'Recapitalization Plan' and the application of any proceeds thereof) shall be treated as Incurred immediately after the Closing Date pursuant to clause (i)(A) of the second paragraph of this 'Limitation on Indebtedness' covenant, (iii) for purposes of calculating the amount of Indebtedness outstanding at any time under clauses (i)(B) and (i)(D) of the second paragraph of this

'Limitation on Indebtedness' covenant, no amount of Indebtedness of JSC or any Restricted Subsidiary outstanding on the Closing Date, including the Senior Notes, shall be considered to be outstanding and (iv) neither JSC nor CCA may Incur any Indebtedness that is expressly subordinated to any other Indebtedness of JSC or CCA, as the case may be, unless such Indebtedness, by its terms or the terms of any agreement or instrument pursuant to which such Indebtedness is issued, is also expressly made subordinate to JSC's Guarantee of the Senior Notes or the Senior Notes, as the case may be, at least to the extent that such Indebtedness is subordinated to such other Indebtedness; provided that the limitation in clause (iv) above shall not apply to distinctions between categories of unsubordinated Indebtedness which exist by reason of (a) any liens or other encumbrances arising or created in respect of some but not all unsubordinated Indebtedness, (b) intercreditor agreements between holders of different classes of unsubordinated Indebtedness or (c) different maturities or prepayment provisions.


     For purposes of determining any particular amount of Indebtedness under this 'Limitation on Indebtedness' covenant, (1) Indebtedness resulting from security interests granted with respect to Indebtedness of JSC or any Restricted Subsidiary otherwise included in the determination of such particular amount, and Guarantees (and security interests in respect thereof) of, or obligations with respect to letters of credit supporting, Indebtedness otherwise included in the determination of such particular amount shall not be included, (2) any Liens granted pursuant to the equal and ratable provisions referred to in the first paragraph or clause (i) of the second paragraph of the 'Limitation on Liens' covenant shall not be treated as Indebtedness and (3) Indebtedness permitted under this 'Limitation of Indebtedness' covenant need not be permitted solely by reference to one provision permitting such Indebtedness but may be permitted in part by reference to one such provision and in part by reference to one or more other provisions of this covenant permitting such Indebtedness. For purposes of determining compliance with this 'Limitation on Indebtedness' covenant, (x) in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described in the above clauses, JSC, in its sole discretion, shall classify such item of Indebtedness and only be required to include the amount and type of such Indebtedness in one of such clauses and (y) the amount of Indebtedness issued at a price that is less than the principal amount thereof shall be equal to the amount of the liability in respect thereof determined in conformity with GAAP. (Section 3.03)


LIMITATION ON RESTRICTED PAYMENTS


     So long as any of the Senior Notes are outstanding, JSC will not, and will not permit any Restricted Subsidiary to, directly or indirectly, (i) declare or pay any dividend or make any distribution on its Capital Stock (other than dividends or distributions payable solely in shares of its or such Restricted Subsidiary's Capital Stock (other than Redeemable Stock) of the same class held by such holders or in options, warrants or other rights to acquire such shares of Capital Stock) held by Persons other than JSC or any Restricted Subsidiary that is a Wholly Owned Subsidiary of JSC, (ii) purchase, redeem, retire or otherwise acquire for value any shares of Capital Stock of Holdings, a Holdings Parent, JSC or CCA (including options, warrants or other rights to acquire such shares of Capital Stock) held by Persons other than JSC or any Restricted Subsidiary that is a Wholly Owned Subsidiary of JSC, (iii) make any voluntary or optional principal payment, or voluntary or optional redemption, repurchase, defeasance, or other voluntary acquisition or retirement for value, of (1) Indebtedness of Holdings or a Holdings Parent, (2) Indebtedness of CCA that is subordinated in right of payment to the Senior Notes (other than the Senior Subordinated Notes, the Subordinated Debentures and the Junior Accrual Debentures) or (3) Indebtedness of JSC that is subordinated in right of payment to JSC's Guarantee of the Senior Notes (other than the Guarantees of JSC with respect to the Senior Subordinated Notes, the Subordinated Debentures and the Junior Accrual Debentures), or (iv) make any Investment in any Unrestricted Subsidiary (such payments or any other actions described in clauses (i) through
(iv) being collectively 'Restricted Payments') if, at the time of, and after giving effect to, the proposed Restricted Payment: (A) a Default or Event of Default shall have occurred and be continuing, (B) JSC could not Incur at least $1.00 of Indebtedness under the first paragraph of the 'Limitation on Indebtedness' covenant or (C) the aggregate amount expended for all Restricted Payments (the amount so expended, if other than in cash, to be determined in good faith by the Board of Directors of JSC, whose determination shall be conclusive and evidenced by a Board Resolution) after the date of the Indenture shall exceed the sum of (1) 50% of the aggregate amount of the Adjusted Consolidated Net Income (or, if the Adjusted Consolidated Net Income is a loss, minus 100% of such amount) of JSC (determined by excluding income resulting from the transfers of assets received by JSC or a Restricted Subsidiary from an Unrestricted Subsidiary) accrued on a cumulative basis during the period (taken as one accounting period) beginning on the first day of the month immediately following the Closing Date and ending on the last day of the last fiscal quarter preceding the Transaction Date plus (2) the aggregate net proceeds (including the fair market value of noncash proceeds as determined in good faith by the Board of Directors of JSC) received by JSC or CCA from the issuance and sale permitted by the Indenture of the Capital Stock of JSC or CCA (other than Redeemable Stock) to a Person who is not a Restricted Subsidiary of JSC or an Unrestricted Subsidiary of JSC, including an issuance or sale permitted by the Indenture for cash or other property upon the conversion of any Indebtedness of JSC or CCA subsequent to the Closing Date, or from the issuance of any options, warrants or other rights to acquire Capital Stock of JSC or CCA (in each case, exclusive of any Redeemable Stock or any options, warrants or other rights that are redeemable at the option of the holder, or are required to be redeemed, prior to the Stated Maturity of the Senior Notes) plus all amounts contributed to the capital of JSC by Holdings plus (3) an amount equal to the net reduction in Investments in Unrestricted Subsidiaries (other than such Investments made pursuant to clause (v) of the second paragraph of this 'Limitation on Restricted Payments' covenant) resulting from payments of interest on Indebtedness, dividends, repayments of loans or advances, or other transfers of assets, in each case to JSC or any Restricted Subsidiary from Unrestricted Subsidiaries, or from redesignation of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of 'Investments'), not to exceed in the case of any Unrestricted Subsidiary the amount of Investments previously made by JSC or any Restricted Subsidiary in such Unrestricted Subsidiary plus (4) $25 million.


     The foregoing provision shall not take into account, and shall not be violated by reason of: (i) the payment of any dividend within 60 days after the date of declaration thereof if, at said date of declaration, such payment would comply with the foregoing paragraph; (ii) the redemption, repurchase, defeasance or other acquisition or retirement for value of (A) Indebtedness of Holdings or a Holdings Parent, (B) Indebtedness of CCA that is subordinated in right of payment to the Senior Notes or (C) Indebtedness of JSC that is subordinated in right of payment to JSC's Guarantee of the Senior Notes, including premium, if any, and accrued and unpaid interest, with the proceeds of, or in exchange for, Indebtedness Incurred under clause (iii) or (vi) of the second paragraph of the 'Limitation on Indebtedness' covenant; (iii) the payment of dividends on the Capital Stock of JSC or CCA, following any initial public offering of Capital Stock of Holdings provided for in the Recapitalization Plan, of up to 6% per annum of the net proceeds received by JSC or CCA, as the case may be, from Holdings out of the proceeds of (a) such public offering and (b) the SIBV Investment (net of underwriting discounts and commissions, if any, but without deducting other fees or expenses therefrom); (iv) the repurchase, redemption or other acquisition of Capital Stock of Holdings, a Holdings Parent, JSC or CCA in exchange for, or out of the proceeds of a substantially concurrent offering of, shares of Capital Stock (other than Redeemable Stock) of Holdings, a Holdings Parent, JSC or CCA; (v) the making of Investments in Unrestricted Subsidiaries in an aggregate amount not to exceed $25 million in each fiscal year of JSC;
(vi) the acquisition of (A) Indebtedness of Holdings or a Holdings Parent, (B) Indebtedness of CCA which is subordinated in right of payment to the Senior Notes or (C) Indebtedness of JSC that is subordinated in right of payment to JSC's Guarantee of the Senior Notes in exchange for, or out of the proceeds of, a substantially concurrent offering of, shares of the Capital Stock of Holdings, a Holdings Parent, JSC or CCA (other than Redeemable Stock); (vii) payments or distributions pursuant to or in connection with a consolidation, merger or transfer of assets that complies with the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of the property and assets of JSC or CCA; (viii) payments to Holdings (A) in an aggregate amount not to exceed $2 million per annum to cover the reasonable expenses of Holdings incurred in the ordinary course of business and (B) in an amount not to exceed the amount believed in good faith by the Board of Directors of JSC or CCA, as the case may be, to be necessary or advisable for the payment of any liability of Holdings, JSC and CCA in connection with federal, state, local or foreign taxes; (ix) payments to JSC or any Restricted Subsidiary of JSC in respect of Indebtedness of JSC or any Restricted Subsidiary of JSC owed to JSC or another Restricted Subsidiary of JSC; (x) distributions and payments required to be made pursuant to the Times Mirror Agreement or


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distributions or payments to Holdings, to enable Holdings to satisfy its payment obligations under the Times Mirror Agreement; (xi) payments to Persons who are no longer Employees (as defined in the 1992 Stock Option Plan) or the beneficiaries or estates of such Persons, as a result of the purchase by Holdings of options issued pursuant to the 1992 Stock Option Plan (or Common Stock issued upon the exercise of such options) held by such Persons in accordance with the 1992 Stock Option Plan; provided that such payments do not exceed $4 million in any fiscal year; or payments or distributions to Holdings to enable Holdings to make any such payments; or (xii) the payment of pro rata dividends to holders of Capital Stock of Smurfit Newsprint; provided that, in the case of clauses (ii) through (vii), (xi) and (xii), no Default or Event of Default shall have occurred and be continuing or occur as a consequence of the actions or payments set forth therein. In connection with any purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of any security which is not Capital Stock but which is convertible into or exchangeable for Capital Stock (including options, warrants or other rights to purchase Capital Stock), such purchase, repurchase, redemption, defeasance or other acquisition or retirement shall be deemed covered by clause (iii) and not by clause (ii) of the first paragraph of this 'Limitation on Restricted
Payments' covenant if the Board of Directors of JSC makes a good faith determination that the value of the underlying Capital Stock, less any consideration payable by the holder of such security in connection with such conversion or exchange, is less than the value of the referenced security. Notwithstanding the foregoing, any amounts paid pursuant to clause (iii) of this second paragraph of this 'Limitation on Restricted Payments' covenant shall reduce the amount available for Restricted Payments under clause (C) of the first paragraph of this 'Limitation on Restricted Payments' covenant.



     Notwithstanding the foregoing, in the event of an issuance of Capital Stock of CCA or JSC (or Holdings or a Holdings Parent to the extent that the proceeds therefrom are contributed to CCA) and (1) the repurchase, redemption or other acquisition of Capital Stock out of the proceeds of such issuance or (2) the acquisition of Indebtedness that is subordinated in right of payment to the Senior Notes or the redemption of the Series A Senior Notes out of the proceeds of such issuance, as permitted by clause (iv) or (vi) above, then, in calculating whether the conditions of clause (C) of the first paragraph of this 'Limitation on Restricted Payments' covenant have been met with respect to any subsequent Restricted Payments, both the proceeds of such issuance and the application of such proceeds shall be included under clause (C). (Section 3.04)


LIMITATION ON DIVIDEND AND OTHER PAYMENT RESTRICTIONS AFFECTING RESTRICTED SUBSIDIARIES

     So long as any of the Senior Notes are outstanding, JSC will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary (other than CCA) to (i) pay dividends or make any other distributions permitted by applicable law on any Capital Stock of such Restricted Subsidiary owned by JSC or any other Restricted Subsidiary, (ii) pay any Indebtedness owed to JSC or any other Restricted Subsidiary, (iii) make loans or advances to JSC or any other Restricted Subsidiary or (iv) transfer, subject to certain exceptions, any of its property or assets to JSC or any other Restricted Subsidiary.

     The foregoing provision shall not restrict or prohibit any encumbrances or restrictions: (i) existing in any Credit Agreement, (ii) existing under the 1993 Notes, the Senior Subordinated Notes, the Subordinated Debentures, the Junior Accrual Debentures, any indenture or agreement related to any of the foregoing or any agreements in effect on the Closing Date or in any Indebtedness containing any such encumbrance or restriction that is permitted pursuant to clause (v) below or in any extensions, refinancings, renewals or replacements of any of the foregoing; provided that the encumbrances and restrictions in any such extensions, refinancings, renewals or replacements are not materially less favorable taken as whole to the Holders than those encumbrances or restrictions that are then in effect and that are being extended, refinanced, renewed or replaced; (iii) existing under any Receivables Program or any other agreement providing for the Incurrence of Indebtedness (or any exhibit, appendix or schedule to such agreement or other agreement executed as a condition to the execution of, funding under or pursuant to such agreement); provided that the encumbrances and restrictions in any such agreement are not materially less favorable taken as a whole to the Holders than those encumbrances and restrictions contained in any Credit Agreement as of the Closing Date; (iv) existing under or by

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reason of  applicable  law; (v)  existing  with respect  to  any Person  or  the property or assets of such Person acquired by JSC or any Restricted Subsidiary and existing at the time of such acquisition, which encumbrances or restrictions are not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person so acquired; (vi) in the case of clause (iv) of the first paragraph of this 'Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries' covenant, (A) that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset, (B) existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of JSC or any Restricted Subsidiary not otherwise prohibited by the Indenture or
(C) arising or agreed to in the ordinary course of business and that do not, individually or in the aggregate, detract from the value of property or assets of JSC or any Restricted Subsidiary in any manner material to JSC and its Restricted Subsidiaries taken as a whole; or (vii) with respect to a Restricted Subsidiary and imposed pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock of, or property and assets of, such Restricted Subsidiary. Nothing contained in this 'Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries' covenant shall prevent JSC or any Restricted Subsidiary from (1) entering into any agreement permitting or providing for the incurrence of Liens otherwise permitted in the 'Limitation on Liens' covenant or (2) restricting the sale or other disposition of property or assets of JSC or any of its Subsidiaries that secure Indebtedness of JSC or any of its Subsidiaries. (Section 3.05)


LIMITATION ON THE ISSUANCE OF CAPITAL STOCK OF JSC AND RESTRICTED SUBSIDIARIES

     Under the terms of the Indenture, JSC will not and will not permit any Restricted Subsidiary (other than CCA), directly or indirectly, to issue or sell any shares of its Capital Stock (including options, warrants or other rights to purchase shares of such Capital Stock) except (i) to JSC or another Restricted Subsidiary that is a Wholly Owned Subsidiary of JSC, (ii) if, immediately after giving effect to such issuance or sale, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary for purposes of the Indenture, (iii) if the Net Cash Proceeds from such issuance or sale are applied, to the extent required to be applied, pursuant to the 'Limitation on Asset Sales' covenant or if such issuance or sale does not constitute an 'Asset Sale,' (iv) issuances or sales to foreign nationals of shares of the Capital Stock of Foreign Subsidiaries, to the extent mandated by applicable foreign law or (v) issuances or sales of Capital Stock by JSC to Holdings. (Section 3.06)

LIMITATION ON TRANSACTIONS WITH SHAREHOLDERS AND AFFILIATES

     Under the terms of the Indenture, JSC will not, and will not permit any Restricted Subsidiary of JSC to, directly or indirectly, enter into, renew or extend any transaction (including, without limitation, the purchase, sale, lease or exchange of property or assets, or the rendering of any service) with any holder (or any Affiliate of such holder) of 5% or more of any class of Capital Stock of Holdings or with any Affiliate of JSC, except upon fair and reasonable terms no less favorable to JSC or such Restricted Subsidiary of JSC than could be obtained, at the time of such transaction or at the time of the execution of the agreement providing therefor, in a comparable arm's-length transaction with a Person that is not such a holder or an Affiliate.

     The foregoing limitation does not limit, and shall not apply to, (i) transactions (A) approved by a majority of the disinterested members of the Board of Directors or (B) for which JSC or a Restricted Subsidiary delivers to the Trustee a written opinion of a nationally recognized investment banking firm or a nationally recognized accounting firm stating that the transaction is fair or, in the case of an opinion of a nationally recognized accounting firm, reasonable or fair to JSC or such Restricted Subsidiary from a financial point of view; (ii) any transaction among JSC and any Restricted Subsidiaries or among Restricted Subsidiaries; (iii) the payment of reasonable and customary regular fees to directors of JSC or any Restricted Subsidiary who are not employees of JSC or any Restricted Subsidiary; (iv) any payments or other transactions pursuant to any tax-sharing agreement between JSC, CCA and Holdings or any other Person with which JSC is required or permitted to file a consolidated tax return or with which JSC is or could be part of a consolidated group for tax purposes;
(v) any Restricted Payments not prohibited by the 'Limitation on Restricted Payments' covenant; (vi) the provisions of management, financial and operational services by JSC and its Subsidiaries to Affiliates of JSC in which JSC or its

Subsidiaries have Investments and the payment of compensation for such services; provided, that the Board of Directors of JSC has determined that the provision of such services is in the best interests of JSC and its Subsidiaries; (vii) any transaction required by the Times Mirror Agreement; or (viii) any transaction contemplated by the terms of the Recapitalization Plan. (Section 3.07)

LIMITATION ON LIENS

     Under the terms of the Indenture, JSC will not, and will not permit any Restricted Subsidiary to, create, incur, assume or suffer to exist any Lien on any Principal Property, or any shares of Capital Stock or Indebtedness of any Restricted Subsidiary, without making effective provision for all of the Senior Notes and all other amounts due under the Indenture to be directly secured equally and ratably with (or prior to) the obligation or liability secured by such Lien for so long as such Lien affects such Principal Property, shares of Capital Stock or Indebtedness unless, after giving effect thereto, the aggregate amount of any Indebtedness so secured, plus, the Attributable Indebtedness for all sale-leaseback transactions restricted as described in the 'Limitation on Sale-Leaseback Transactions' covenant, does not exceed 10% of Adjusted Consolidated Net Tangible Assets.


     The foregoing limitation does not apply to, and any computation of secured Indebtedness under such limitation shall exclude, (i) Liens securing obligations under (A) any Credit Agreement and (B) any Receivables Programs; (ii) other
Liens existing  on  the  Closing  Date; (iii)  Liens  securing  Indebtedness  of
Restricted Subsidiaries (other than Acquired Indebtedness and refinancings thereof); (iv) Liens securing Indebtedness Incurred under clause (iv) or (v) of the second paragraph of the 'Limitation on Indebtedness' covenant; (v) Liens granted in connection with the extension, renewal or refinancing, in whole or in part, of any Indebtedness described in clauses (i) through (iv) above; provided that with respect to clauses (ii) and (iii) the amount of Indebtedness secured by such Lien is not increased thereby; and provided further that the extension, renewal or refinancing of Indebtedness of JSC may not be secured by Liens on assets of any Restricted Subsidiary (other than CCA) other than to the extent the Indebtedness being extended, renewed or refinanced was at any time previously secured by Liens on assets of such Restricted Subsidiary; (vi) Liens with respect to Acquired Indebtedness permitted under clause (viii) of the second paragraph of the 'Limitation on Indebtedness' covenant and permitted refinancings thereof; provided that such Liens do not extend to or cover any property or assets of JSC or any Subsidiary of JSC other than the property or assets of the Subsidiary acquired; (vii) Liens securing the Senior Subordinated Notes, the Subordinated Debentures, the Junior Accrual Debentures or the 1993 Notes, in each case to the extent required to be incurred pursuant to the terms of the indentures governing such Indebtedness; or (viii) Permitted Liens. (Section 3.08)


LIMITATION ON SALE-LEASEBACK TRANSACTIONS

     Under the terms of the Indenture, JSC will not, and will not permit any Restricted Subsidiary to, enter into any sale-leaseback transaction involving any Principal Property, unless the aggregate amount of all Attributable Indebtedness with respect to such transactions, plus all Indebtedness secured by Liens on Principal Properties (excluding secured Indebtedness that is excluded as described in the 'Limitation on Liens' covenant), does not exceed 10% of Adjusted Consolidated Net Tangible Assets.

     The foregoing restriction does not apply to, and any computation of Attributable Indebtedness under such limitation shall exclude, any sale-leaseback transaction if (i) the lease is for a period, including renewal rights, of not in excess of three years; (ii) the sale or transfer of the Principal Property is entered into prior to, at the time of, or within 12 months after the later of the acquisition of the Principal Property or the completion of construction thereof; (iii) the lease secures or relates to industrial revenue or pollution control bonds; (iv) the transaction is between JSC and any Restricted Subsidiary or between Restricted Subsidiaries; or (v) JSC or such Restricted Subsidiary, within 12 months after the sale of any Principal Property is completed, applies an amount not less than the net proceeds received from such sale to the retirement of unsubordinated Indebtedness, to Indebtedness of a Restricted Subsidiary (other than CCA) or to the purchase of other property that will constitute Principal Property or improvements thereto. (Section 3.09)

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
LIMITATION ON ASSET SALES

     Under the terms of the Indenture, in the event and to the extent that the Net Cash Proceeds received by Holdings, JSC or any of its Restricted Subsidiaries from one or more Asset Sales occurring on or after the Closing Date in any period of 12 consecutive months (other than Asset Sales by Holdings, JSC or any Restricted Subsidiary to JSC or another Restricted Subsidiary) exceed 10% of Adjusted Consolidated Net Tangible Assets in any one fiscal year (determined as of the date closest to the commencement of such 12-month period for which a consolidated balance sheet of JSC has been prepared), then JSC shall or shall cause the relevant Restricted Subsidiary to (i) within 12 months (or, in the case of Asset Sales of plants or facilities, 24 months) after the date Net Cash Proceeds so received exceed 10% of Adjusted Consolidated Net Tangible Assets in any one fiscal year (determined as of the date closest to the commencement of such 12-month period for which a balance sheet of JSC and its Subsidiaries has been prepared) (A) apply an amount equal to such excess Net Cash Proceeds to repay unsubordinated Indebtedness of CCA or JSC, make a dividend or distribution to JSC for application by JSC to repay unsubordinated Indebtedness of JSC, or repay Indebtedness of any Restricted Subsidiary of JSC, in each case owing to a Person other than JSC or any of its Restricted Subsidiaries or (B) invest an equal amount, or the amount not so applied pursuant to clause (A) (or enter into a definitive agreement committing to so invest within 12 months after the date of such agreement), in property or assets of a nature or type or which will be used in a business (or in a company having property and assets of a nature or type, or engaged in a business) similar or related to the nature or type of the property and assets of, or the business of, JSC and its Restricted Subsidiaries existing on the date of such Investment (as determined in good faith by the Board of Directors of JSC, whose determination shall be conclusive and evidenced by a Board Resolution) and (ii) apply (no later than the end of such 12-month period or 24-month period, as the case may be, referred to in clause (i)) such excess Net Cash Proceeds (to the extent not applied pursuant to clause (i)) as provided in the following paragraphs of this 'Limitation on Asset Sales' covenant. The amount of such excess Net Cash Proceeds required to be applied (or to be committed to be applied) during such 12-month period or 24-month period, as the case may be, as set forth in clause (A) or (B) of the preceding sentence and neither applied nor committed to be applied as set forth above by the end of such period shall constitute 'Excess Proceeds.'

     If, as of the first day of any calendar month, the aggregate amount of Excess Proceeds not theretofore subject to an Excess Proceeds Offer (as defined below) totals at least $10 million, CCA must, not later than the fifteenth Business Day of such month, make an offer (an 'Excess Proceeds Offer') to purchase from the Holders on a pro rata basis an aggregate principal amount of Senior Notes equal to the Excess Proceeds on such date, at a purchase price equal to 101% of the principal amount of such Senior Notes, plus, in each case, accrued interest (if any) to the date of purchase (the 'Excess Proceeds Payment').

     Notwithstanding the foregoing, (i) to the extent that any or all of the Net Cash Proceeds of any Asset Sale are prohibited or delayed by applicable local law from being repatriated to the United States of America, the portion of such Net Cash Proceeds so affected will not be required to be applied pursuant to this 'Limitation on Asset Sales' covenant but may be retained for so long, but only for so long, as the applicable local law will not permit repatriation to the United States of America (under the Indenture JSC will agree to promptly take or cause the relevant Restricted Subsidiary to promptly take all reasonable actions required by the applicable local law and within JSC's control to permit such repatriation) and once such repatriation of any such affected Net Cash Proceeds is permitted under the applicable local law, such repatriation will be immediately effected and such repatriated Net Cash Proceeds will be applied in the manner set forth in this 'Limitation on Asset Sales' covenant as if such Asset Sale had occurred on the date of repatriation; and (ii) to the extent that the Board of Directors of JSC has determined in good faith that repatriation of any or all of the Net Cash Proceeds would have an adverse tax or other consequence to JSC, the Net Cash Proceeds so affected may be retained outside the United States of America for so long as such adverse tax or other consequence would continue.

     CCA shall commence an Excess Proceeds Offer by mailing a notice to the Trustee and each Holder stating: (i) that the Excess Proceeds Offer is being made pursuant to this 'Limitation on Asset Sales' covenant and that all Senior Notes validly tendered will be accepted for payment on a pro rata basis; (ii) the purchase price and the date of purchase (which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the 'Excess Proceeds Payment Date'); (iii) that

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any Senior Note not tendered will continue to accrue interest; (iv) that, unless
CCA defaults in the payment of the Excess Proceeds Payment, any Senior Note accepted for payment pursuant to the Excess Proceeds Offer shall cease to accrue interest after the Excess Proceeds Payment Date; (v) that Holders electing to have a Senior Note purchased pursuant to the Excess Proceeds Offer will be required to surrender the Senior Note together with the form entitled 'Option of the Holder to Elect Purchase' on the reverse side of the Senior Note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the Business Day immediately preceding the Excess Proceeds Payment Date; (vi) that Holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the third Business Day immediately preceding the Excess Proceeds Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of such Holder, the principal amount of Senior Notes delivered for purchase and a statement that such Holder is withdrawing his election to have such Senior Notes purchased; and
(vii) that Holders whose Senior Notes are being purchased only in part will be issued new Senior Notes equal in principal amount to the unpurchased portion of the Senior Notes surrendered; provided that each Senior Note purchased and each new Senior Note issued shall be in an original principal amount of $1,000 or integral multiples thereof.



     On the Excess Proceeds Payment Date, CCA shall (i) accept for payment on a pro rata basis Senior Notes or portions thereof tendered pursuant to the Excess Proceeds Offer; (ii) deposit with the Paying Agent money sufficient to pay the purchase price of all Senior Notes or portions thereof so accepted; and (iii) deliver, or cause to be delivered, to the relevant Trustee all Senior Notes or portions thereof so accepted together with an Officers' Certificate specifying the Senior Notes or portions thereof accepted for payment by CCA. The Paying Agent shall promptly mail to the Holders of Senior Notes so accepted payment in an amount equal to the purchase price, and the Trustee shall promptly authenticate and mail to such Holders a new Senior Note equal in principal amount to any unpurchased portion of the Senior Notes surrendered; provided that each Senior Notes purchased and each new Senior Notes issued shall be in an original principal amount of $1,000 or integral multiples thereof. CCA will publicly announce the results of the Excess Proceeds Offer as soon as practicable after the Excess Proceeds Payment Date. For purposes of this 'Limitation on Asset Sales' covenant, the Trustee shall act as the Paying Agent.


     CCA will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable, in the event that such Excess Proceeds are received by CCA under this 'Limitation on Asset Sales' covenant and CCA is required to repurchase Senior Notes as described above and CCA may modify any of the foregoing provisions of this 'Limitation on Asset Sales' covenant to the extent it is advised by independent counsel that such modification is necessary or appropriate in order to ensure such compliance. (Section 3.10)

REPURCHASE OF SENIOR NOTES UPON CHANGE OF CONTROL

     (a) In the event of a Change of Control, each Holder shall have the right to require the repurchase of its Senior Notes by CCA in cash pursuant to the offer described below (the 'Change of Control Offer') at a purchase price equal to 101% of the principal amount thereof, plus accrued interest (if any) to the date of purchase (the 'Change of Control Payment'). Prior to the mailing of the notice to Holders provided for in the succeeding paragraph, but in any event within 30 days following any Change of Control, CCA covenants to (i) (A) repay in full all unsubordinated Indebtedness of CCA or make a dividend or distribution to JSC for application by JSC to repay in full all unsubordinated Indebtedness of JSC or (B) offer to repay in full all such unsubordinated Indebtedness of either JSC or CCA and to repay such unsubordinated Indebtedness of each holder of such unsubordinated Indebtedness who has accepted such offer or (ii) obtain the requisite consents, if any, under the instruments governing any such unsubordinated Indebtedness of JSC or CCA to permit the repurchase of the Senior Notes as provided for in the succeeding paragraph. CCA shall first comply with the covenant in the preceding sentence before it shall be required to repurchase Senior Notes pursuant to this 'Repurchase of Senior Notes upon Change of Control' covenant.

     (b) Within 30 days of the Change of Control, CCA shall mail a notice to the Trustee and each Holder stating: (i) that a Change of Control has occurred, that the Change of Control Offer is being made pursuant to this 'Repurchase of Senior Notes upon Change of Control' covenant and that all Senior Notes validly tendered will be accepted for payment; (ii) the purchase price and the date of purchase (which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the 'Change of Control Payment Date'); (iii) that any Senior Notes not tendered will continue to accrue interest; (iv) that, unless CCA defaults in the payment of the Change of Control Payment, any Senior Notes accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest after the Change of Control Payment Date; (v) that Holders electing to have any Senior Notes or portion thereof purchased pursuant to the Change of Control Offer will be required to surrender such Senior Notes, together with the form entitled 'Option of the Holder to Elect Purchase' on the reverse side of such Senior Notes completed, to the Paying Agent at the address specified in the notice prior to the close of business on the Business Day immediately preceding the Change of Control Payment Date; (vi) that Holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the third Business Day immediately preceding the Change of Control Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of such Holder, the principal amount of Senior Notes delivered for purchase and a statement that such Holder is withdrawing his election to have such Senior Notes purchased; and (vii) that Holders whose Senior Notes are being purchased only in part will be issued new Senior Notes equal in principal amount to the unpurchased portion of the Senior Notes surrendered; provided that each Senior Note purchased and each new Senior Note issued shall be in an original principal amount of $1,000 or integral multiples thereof.


     (c) On the Change of Control Payment Date, CCA shall: (i) accept for payment Senior Notes or portions thereof tendered pursuant to the Change of Control Offer; (ii) deposit with the Paying Agent money sufficient to pay the purchase price of all Senior Notes or portions thereof so accepted; and (iii) deliver, or cause to be delivered, to the Trustee, all Senior Notes or portions thereof so accepted together with an Officers' Certificate specifying the Senior Notes or portions thereof accepted for payment by CCA. The Paying Agent shall promptly mail, to the Holders of Senior Notes so accepted, payment in an amount equal to the purchase price, and the Trustee shall promptly authenticate and mail to such Holders a new Senior Notes equal in principal amount to any unpurchased portion of the Senior Notes surrendered; provided that each Senior Notes purchased and each new Senior Note issued shall be in an original principal amount of $1,000 or integral multiples thereof. CCA will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date. For purposes of this 'Repurchase of Senior Notes upon Change of Control' covenant, the Trustee shall act as Paying Agent.


     (d) CCA will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in the event that a Change of Control occurs under this 'Repurchase of Senior Notes upon Change of Control' covenant and CCA is required to repurchase Senior Notes as described above and CCA may modify any of the foregoing provisions of this 'Repurchase of Senior Notes upon Change of Control' covenant to the extent it is advised by independent counsel that such modification is necessary or appropriate in order to ensure such compliance. (Section 3.18)

     If CCA is unable to repay all of its unsubordinated Indebtedness and is also unable to obtain the consents of its unsubordinated creditors (and/or of the holders of other Indebtedness, if any, of CCA or JSC outstanding at the time of a Change of Control whose consent would be so required) to permit the repurchase of Senior Notes either pursuant to clause (i)(B) or clause (ii) of the first paragraph of the foregoing covenant, then CCA will have breached such covenant. This breach will constitute an Event of Default under the Indenture if it continues for a period of 30 consecutive days after written notice is given to CCA by the Trustee or the holders of at least 25% in aggregate principal amount of the Senior Notes outstanding. In addition, the failure by CCA to repurchase Senior Notes at the conclusion of the Change of Control Offer will constitute an Event of Default without any waiting period or notice requirements. JSC has guaranteed all payments due on the Senior Notes, including those due by reason of the acceleration thereof following the occurrence of an Event of Default. This obligation of JSC is not subject to any waiting period or notice requirement once such an acceleration has occurred; as discussed above, however, in certain circumstances there are notice and waiting period requirements that must be satisfied before CCA's breach of the above covenant constitutes an Event of Default.

     There can be no assurances that CCA (or JSC) will have sufficient funds available at the time of any Change of Control to make any debt payment (including repurchases of the Senior Notes) required by the foregoing covenant and similar provisions contained in the Senior Subordinated Notes, the Subordinated Debentures, the Junior Accrual Debentures, any Credit Agreement (as well as in any other indebtedness which might be outstanding at the time). Although there is some variation in the definition of 'Change of Control' among such different classes of debt, there is substantial overlap. In any event, the above covenant requiring CCA to repurchase the Senior Notes will, unless the consents referred to above are obtained, require CCA and JSC to offer to repay or repay all indebtedness outstanding under any Credit Agreement, and any other indebtedness then outstanding which by its terms prohibits such repurchases of the Senior Notes, either prior to or concurrently with such repurchases.

EVENTS OF DEFAULT

     The  following  events  will  be  defined as  'Events  of  Default'  in the
Indenture: (a) default in the payment of principal of (or premium, if any, on) any Senior Notes when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise; (b) default in the payment of interest on any Senior Notes when the same becomes due and payable, and such default continues for a period of 30 days; (c) JSC or CCA defaults in the performance of or breaches any other covenant or agreement of JSC or CCA in the Indenture or under the Senior Notes and such default or breach continues for a period of 30 consecutive days after written notice by the Trustee or the Holders of 25% or more in aggregate principal amount of the Series A Senior Notes and the Series B Senior Notes then outstanding taken together as one class or, in the case of any such default or breach under only one Indenture, 25% or more in aggregate principal amount of the Series A Senior Notes or the Series B Senior Notes, as the case may be, then outstanding; (d) there occurs with respect to any issue or issues of Indebtedness of JSC, CCA and/or one or more of their Significant Subsidiaries having an outstanding principal amount of $50 million or more individually or $100 million or more in the aggregate for all such issues of all such Persons, whether such Indebtedness now exists or shall hereafter be created, an event of default that has caused the holder thereof to declare such Indebtedness to be due and payable prior to its Stated Maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such acceleration; (e) any final judgment or order (not covered by insurance) for the payment of money in excess of $50 million individually or $100 million in the aggregate for all such final judgments or orders against all such Persons (treating any deductibles, self-insurance or retention as not so covered) shall be rendered against JSC, CCA or any of their Significant Subsidiaries and shall not be paid or discharged, and there shall be any period of 30 consecutive days following entry of the final judgment or order in excess of $50 million individually or that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such Persons to exceed $100 million during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect; (f) a court having jurisdiction in the premises enters a decree or order for (i) relief in respect of JSC, CCA or any of their Significant Subsidiaries in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, (ii) appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of JSC, CCA or any of their Significant Subsidiaries or for all or substantially all of the property and assets of JSC, CCA or any of their Significant Subsidiaries or (iii) the winding up or liquidation of the affairs of JSC, CCA or any of their Significant Subsidiaries and, in each case, such decree or order shall remain unstayed and in effect for a period of 60 consecutive days; (g) JSC, CCA or any of their Significant Subsidiaries (i) commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law, (ii) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of JSC, CCA or any of their Significant Subsidiaries or for all or substantially all of the property and assets of JSC, CCA or any of their Significant Subsidiaries or (iii) effects any general assignment for the benefit of creditors; (h) JSC, CCA and/or one or more of their Significant Subsidiaries fails to make (i) at the final (but not any interim) fixed maturity of any issue of Indebtedness a principal payment of $50 million or more or (ii) at the final (but not any interim) fixed maturity of more than one issue of such Indebtedness principal payments aggregating $100 million or more and, in the case of clause (i), such defaulted payment shall not have been made, waived or extended within 30 days of the payment default and, in the case of clause (ii), all such defaulted payments shall not have been made, waived or extended within 30 days of the payment default that causes the amount described in clause (ii) to exceed $100 million; or (i) the non-payment of any two or more items of Indebtedness of JSC, CCA and/or one or more of their Significant Subsidiaries that would constitute at the time of such nonpayments, but for the individual amounts of such Indebtedness, an Event of Default under clause (d) or clause (h) above, or both, and which items of Indebtedness aggregate $100 million or more. (Section 5.01)

     If an Event of Default (other than an Event of Default specified in  clause
(f) or (g) above that occurs with respect to JSC or CCA) occurs and is continuing under the Indenture, the Trustee or the Holders of at least 25% in aggregate principal amount of the Series A Senior Notes and Series B Senior Notes then outstanding taken together as one class or, in the case of any such Event of Default which occurs and is continuing under only one Indenture, 25% in aggregate principal amount of the Series A Senior Notes or the Series B Senior Notes, as the case may be, then outstanding, by written notice to CCA (and to the Trustee if such notice is given by the Holders (the 'Acceleration Notice')), may, and the Trustee at the request of the Holders shall, declare the entire unpaid principal of, premium, if any, and accrued interest on the Senior Notes to be immediately due and payable. Upon a declaration of acceleration, such principal of, premium, if any, and accrued interest shall be immediately due and payable. In the event of a declaration of acceleration because an Event of Default set forth in clause (d), (h) or (i) above has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the event of default triggering such Event of Default pursuant to clause (d), (h) or (i) shall be remedied, cured by JSC or CCA or waived by the holders of the relevant Indebtedness within 60 days after the declaration of acceleration with respect thereto. If an Event of Default specified in clause
(f) or (g) above occurs with respect to JSC or CCA, all unpaid principal of, premium, if any, and accrued interest on the Senior Notes then outstanding shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. The Holders of at least a majority in principal amount of the outstanding Series A Senior Notes and Series B Senior Notes taken together as one class or, in the case of any default under only one Indenture, a majority in principal amount of the outstanding Series A Senior Notes or Series B Senior Notes, as the case may be, by written notice to JSC, CCA and the Trustee, may waive all past defaults and rescind and annul a declaration of acceleration and its consequences if (i) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the Senior Notes that have become due solely by such declaration of acceleration, have been cured or waived and (ii) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction. (Section 5.02) For information as to the waiver of defaults, see ' -- Modification and Waiver.'

     As a result of the foregoing voting provisions relating to Events of Default under the Indenture, Holders of Series B Senior Notes even if acting unanimously may not be able to (i) declare a default under the Series B Senior
Note Indenture following a default in the performance of or any breach of covenants or agreements of JSC or CCA as set forth in clause (c) above, or (ii) request acceleration of the principal of, premium, if any, and accrued interest on, the Series B Senior Notes if an Event of Default occurs.

     The Holders of at least a majority in aggregate principal amount of the outstanding Senior Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. However the Trustee may refuse to follow any direction that conflicts with law or the Indenture, that may involve the Trustee in personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of Holders of Senior Notes not joining in the giving of such direction. (Section 5.05) A Holder may not pursue any remedy with respect to the Indenture or the Senior Notes unless: (i) the Holder gives the Trustee written notice of a continuing Event of Default; (ii) the Holders of at least 25% in aggregate principal amount of outstanding Senior Notes make a written request to the Trustee to pursue the remedy; (iii) such Holder or Holders offer the Trustee indemnity satisfactory to the Trustee against any costs, liability or expense; (iv) the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and (v) during such 60-day period, the Holders of a majority in aggregate principal amount of the outstanding Senior Notes do not give the Trustee a direction that is inconsistent with the request. (Section 5.06) However, such limitations do not apply to the right of any Holder of a Senior Note to receive payment of the principal of, premium, if any, or interest on, such Senior Note or to bring suit for the enforcement of any such payment, on or after the due date expressed in the Senior Notes which right shall not be impaired or affected without the consent of the Holder. (Section 5.07) For purposes of the foregoing paragraph, actions that may be taken by Holders of at least a majority or 25% in aggregate principal amount of the outstanding Senior Notes may only be taken by Holders of at least a majority or 25% (as the case may be) in aggregate principal amount of the Series A Senior Notes and the Series B Senior Notes taken together as one class or, in the case of any remedy which relates solely to one Indenture or one class of Senior Notes, by Holders of at least a majority or 25% (as the case may be) in aggregate principal amount of the Series A Senior Notes or the Series B Senior Notes, as the case may be. (Sections 5.04, 5.05 and 5.06)


     The Indenture will require certain officers of JSC and CCA to certify, on or before a date not more than 90 days after the end of each fiscal year, that a review has been conducted of the activities of JSC and CCA and their Subsidiaries and JSC's and CCA's and their Subsidiaries' performance under the Indenture and that JSC and CCA have fulfilled all obligations thereunder, or, if there has been a default in the fulfillment of any such obligation, specifying each such default and the nature and status thereof. JSC and CCA will also be obligated to notify the Trustee of any default or defaults in the performance of any covenants or agreements under the Indenture. (Section 3.15)


CONSOLIDATION, MERGER AND SALE OF ASSETS

     Neither JSC nor CCA shall consolidate with, merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of its property and assets (as an entirety or substantially an entirety in one transaction or a series of related transactions) to, any Person (other than a Restricted Subsidiary that is a Wholly Owned Subsidiary of JSC with a positive net worth; provided that, in connection with any merger of JSC or CCA with a Restricted Subsidiary that is a Wholly Owned Subsidiary of JSC, no consideration (other than common stock in the surviving Person, JSC or CCA) shall be issued or distributed to the stockholders of JSC) unless: (i) JSC or CCA shall be the continuing Person, or the Person (if other than JSC or CCA) formed by such consolidation or into which JSC or CCA is merged or that acquired or leased such property and assets of JSC or CCA shall be a corporation organized and validly existing under the laws of the United States of America or any jurisdiction thereof and shall expressly assume, by a supplemental indenture, executed and delivered to the Trustee, all of the obligations of JSC or CCA, as the case may be, on all of the Senior Notes and under the Indenture; (ii) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; (iii) immediately after giving effect to such transaction on a pro forma basis, the Interest Coverage Ratio of the continuing Person continuing as, or becoming the successor, obligor on the Senior Notes or the Guarantee is at least 1:1, or, if less, equal to the Interest Coverage Ratio of JSC or CCA, as the case may be, immediately prior to such transaction; provided that, if the Interest Coverage Ratio of JSC or CCA, as the case may be, before giving effect to such transaction is within the range set forth in column
(A) below, then the pro forma Interest Coverage Ratio of the continuing Person becoming the successor obligor of the Senior Notes shall be at least equal to the lesser of (1) the ratio determined by multiplying the percentage set forth in column (B) below by the Interest Coverage Ratio of JSC or CCA, as the case may be, prior to such transaction and (2) the ratio set forth in column (C) below:

                                      (A)                                          (B)     (C)
- --------------------------------------------------------------------------------   ---    ------
1.11:1 to 1.99:1................................................................   90 %    1.5:1
2.00:1 to 2.99:1................................................................   80 %    2.1:1
3.00:1 to 3.99:1................................................................   70 %    2.4:1
4.00:1 or more..................................................................   60 %    2.5:1

and provided further that, if the pro forma Interest Coverage Ratio of JSC, CCA or any Person becoming the successor obligor of the Senior Notes, as the case may be, is 3:1 or more, the calculation in the preceding proviso shall be inapplicable and such transaction shall be deemed to have complied with the requirements of this clause (iii); (iv) immediately after giving effect to such transaction on a pro forma basis, JSC, CCA or any Person becoming the successor obligor of the Senior Notes shall have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of JSC or CCA, as the case may be, immediately prior to such transaction; and (v) JSC or CCA, as the case may be, delivers to the Trustee an Officers' Certificate (attaching the arithmetic computations to demonstrate compliance with clauses (iii) and (iv)) and Opinion of Counsel, in each case stating that such consolidation, merger or transfer and such supplemental indenture comply with this provision and that all conditions precedent provided for herein relating to such transaction have been complied with (in no event, however, shall such Opinion of Counsel cover financial ratios, the solvency of any Person or any other financial or statistical data or information); provided, however, that clauses (iii) and (iv) above do not apply if, in the good faith determination of the Board of Directors of JSC or CCA, as the case may be, whose determination shall be evidenced by a Board Resolution, the principal purpose of such transaction is to change the state of incorporation of JSC or CCA, as the case may be; and provided further that any such transaction shall not have as one of its purposes the evasion of the foregoing limitations.

     JSC shall be released from all of its obligations under its Guarantee of the Senior Notes and the Indenture if the purchaser of Capital Stock of CCA having a majority of the voting rights thereunder, or the parent of CCA (other than JSC) following a consolidation or merger of CCA, satisfies the requirements of clauses (iii) and (iv) of the preceding sentence with respect to JSC.


     Notwithstanding the foregoing, nothing in clause (ii), (iii), (iv) or (v) above shall prevent the occurrence of (i) a merger or consolidation of JSC and CCA, or either of their respective successors, (ii) the sale of all or substantially all of the assets of CCA to JSC, (iii) the sale of all or substantially all of the assets of JSC to CCA or (iv) the assumption by JSC of the Indebtedness represented by the Senior Notes. (Section 4.01)


     In the event (i) JSC merges into CCA and (ii) in connection therewith a direct or indirect Wholly Owned Subsidiary of Holdings ('Interco'), of which CCA is at such time a direct or indirect Wholly Owned Subsidiary, (x) guarantees the obligations of CCA on the Senior Notes on the same terms and to the same extent as JSC had guaranteed such obligations prior to the aforesaid merger, and (y) assumes all obligations of JSC set forth in the Indenture (without giving effect to the effect of the aforesaid merger on such obligations) (collectively, the 'Substitution Transaction') then, notwithstanding anything to the contrary in the Indenture, upon delivery of an Officer's Certificate to the effect that the foregoing has occurred and the execution and delivery by CCA and Interco of a supplemental indenture evidencing such merger and guarantee and assumption, and without regard to the requirements set forth in clauses (i) through (v) of the first paragraph under 'Consolidation, Merger and Sale of Assets', (a) all references in the Indenture to 'CCA' shall continue to refer to CCA, as the survivor in such merger, (b) all references to 'JSC' and to 'JSC's guarantee' shall refer to Interco and to Interco's guarantee contemplated by clause (ii) above, respectively; and (c) no breach of default under the Indenture shall be deemed to have occurred solely by reason of the Substitution Transaction.


DEFEASANCE


     Defeasance and Discharge. The Indenture will provide that JSC and CCA will be deemed to have paid and will be discharged from any and all obligations in respect of the Senior Notes on the 123rd day after the deposit referred to below, and the provisions of the Indenture will no longer be in effect with respect to the Senior Notes or JSC's Guarantee of the Senior Notes (except for, among other matters, certain obligations to register the transfer or exchange of the Senior Notes, to replace stolen, lost or mutilated Senior Notes to maintain paying agencies and to hold monies for payment in trust) if, among other things,
(A) CCA has deposited with the Trustee, in trust, money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the outstanding Senior Notes on the Stated Maturity of such payments in accordance with the terms of the Indenture and the Senior Notes (B) JSC or CCA has delivered to the Trustee (i) either an Opinion of Counsel to the effect that Holders will not recognize income, gain or loss for federal income tax purposes as a result of CCA's exercise of its option under this 'Defeasance' provision and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, which Opinion of Counsel must be accompanied by a ruling of the Internal Revenue Service to the same effect unless there has been a change in applicable federal income tax law after the date of the Indenture such that a ruling is no longer required or a ruling directed to the Trustee received from the Internal Revenue Service to the same effect as the aforementioned Opinion of Counsel and (ii) an Opinion of Counsel to the effect that the creation of the defeasance trust does not violate the Investment Company Act of 1940 and after the passage of 123 days following the deposit, the trust fund will not be subject to the effect of Section 547 of the United States Bankruptcy Code or Section 15 of the New York Debtor and Creditor Law, (C) immediately after giving effect to such deposit on a pro forma basis, no Event of Default, or event that after the giving of notice or lapse of time or both would become an Event of Default, shall have occurred and be continuing on the date of such deposit or during the period ending on the 123rd day after the date of such deposit, and such deposit shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which JSC or CCA is a party or by which JSC or CCA is bound, and (D) if at such time the Senior Notes are listed on a national securities exchange, CCA has delivered to the Trustee an Opinion of Counsel to the effect that the Senior Notes will not be delisted as a result of such deposit, defeasance and discharge. (Section 7.02)


     Defeasance  of  Certain  Covenants  and  Certain  Events  of  Default.  The
Indenture further will provide that the provisions of the Indenture will no longer be in effect with respect to clauses (iii) and (iv) under 'Consolidation, Merger and Sale of Assets' and all the covenants described herein under 'Covenants,' clause (c) under 'Events of Default with respect to such covenants and clauses (iii) and (iv) under 'Consolidation, Merger and Sale of Assets,' and clauses (d), (e), (h) and (i) under 'Events of Default' shall be deemed not to be Events of Default, upon, among other things, the deposit with the Trustee, in trust, of money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the outstanding Senior Notes on the Stated Maturity of such payments in accordance with the terms of the Indenture and the Senior Notes, the satisfaction of the provisions described in clauses (B)(ii), (C), and
(D) of the preceding paragraph and the delivery by CCA to the Trustee of an Opinion of Counsel to the effect that, among other things, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain covenants and Events of Default and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. (Section 7.03)


     Defeasance and Certain Other Events of Default. In the event CCA exercises its option to omit compliance with certain covenants and provisions of the Indenture with respect to the Senior Notes as described in the immediately preceding paragraph and the Senior Notes are declared due and payable because of the occurrence of an Event of Default that remains applicable, the amount of money and/or U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the Senior Notes at the time of their Stated Maturity but may not be sufficient to pay amounts due on the Senior Notes at the time of the acceleration resulting from such Event of Default. However, CCA will remain liable for such payments and JSC's Guarantee with respect to such payments will remain in effect.

     The Credit Agreement contains a covenant prohibiting defeasance of the Senior Notes. See 'Description of Certain Indebtedness -- Terms of New Credit Agreement'.

MODIFICATION AND WAIVER

     Modifications and amendments of the Indenture may be made by JSC, CCA and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of the outstanding Series A Senior Notes and Series B Senior Notes taken together as one class or, in the case of any such modification or amendment which affects only one class of Senior Notes, a majority in aggregate principal amount of the outstanding Series A Senior Notes or Series B Senior Notes, as the case may be, provided, however, that no such modification or amendment may, without the consent of each Holder affected thereby, (i) change the Stated Maturity of the principal of, or any installment of interest on, any Senior Note, (ii) reduce the principal amount of, or premium, if any, or interest on, any Senior

Note, (iii) change the place or currency of payment of principal of, or premium, if any, or interest on, any Senior Note, (iv) impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity (or, in the case of a redemption, on or after the Redemption Date) of any Senior Note, (v) reduce the above-stated percentage of outstanding Senior Notes, the consent of whose Holders is necessary to modify or amend the Indenture, (vi) waive a default in the payment of principal of, premium, if any, or interest on the Senior Notes, (vii) reduce the percentage of aggregate principal amount of outstanding Senior Notes, the consent of whose Holders is necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults, or (viii) release JSC from its Guarantee of the Senior Notes. The provisions requiring the consent or approval of specified percentages of Holders of either class of Senior Notes or both classes of Senior Notes jointly cannot be modified or amended without the consent of a majority in aggregate principal amount of the Holders of such class of Senior Notes or such two classes of Senior Notes jointly, as the case may be. (Section 8.02)

     To the extent that modifications and amendments of the Indenture may be made with the consent of a majority in aggregate principal amount of the outstanding Series A Senior Notes and Series B Senior Notes taken together as one class, modifications and amendments of the Series B Senior Note Indenture could be made without the consent of any Holder of Series B Senior Notes.

     The Credit Agreement contains a covenant prohibiting JSC or CCA from consenting to any modification of the Indenture or waiver of any provision thereof without the consent of a specified percentage of the lenders under the Credit Agreement. See 'Description of Certain Indebtedness -- Terms of New Credit Agreement'.

NO PERSONAL LIABILITY OF INCORPORATORS, SHAREHOLDERS, OFFICERS, DIRECTORS OR EMPLOYEES

     The Indenture provides that no recourse for the payment of the principal of, premium, if any, or interest on any of the Senior Notes or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of JSC or CCA in the Indenture, or in any of the Senior Notes or because of the creation of any Indebtedness represented thereby, shall be had against any incorporator, shareholder, officer, director, employee or controlling person of JSC or CCA or of any successor Person thereof. Each Holder, by accepting the Senior Notes, waives and releases all such liability. (Section 9.09)

CONCERNING THE TRUSTEE

     The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in such Indenture. If an Event of Default has occurred and is continuing, the Trustee will exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs. (Section 6.01)

     The Indenture and provisions of the Trust Indenture Act of 1939, as amended, incorporated by reference therein contain limitations on the rights of the Trustee, should it become a creditor of CCA or JSC, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest, it must eliminate such conflict or resign.

                                THE UNDERWRITER

     Under the terms and subject to the conditions in the Underwriting Agreement dated the date hereof (the 'Underwriting Agreement'), the Underwriter has agreed to purchase, and CCA has agreed to sell to the Underwriter, all of the Senior Notes.

     The Underwriting Agreement provides that the obligation of the Underwriter to pay for and accept delivery of the Senior Notes is subject to the approval of certain legal matters by its counsel and to certain other conditions. The Underwriter is obligated to take and pay for all Senior Notes offered hereby if any are taken.

     The Underwriter initially proposes to offer part of the Senior Notes directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of % of the principal amount of the Senior Notes. The Underwriter may allow, and such dealers may reallow, a concession not in excess of % of the principal amount of the Senior Notes to certain other dealers. After the initial offering of the Senior Notes, the offering price and other selling terms may from time to time be varied by the Underwriter.

     The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act.


     Upon consummation of the Equity Offerings and the SIBV Investment, affiliates of MS&Co. will own approximately 30.8% of the outstanding shares of Holdings Common Stock (30.0% if the overallotment option is exercised in full). See 'Security Ownership of Certain Beneficial Owners'.For a description of certain transactions between JSC, CCA, Holdings, MSLEF II, MS&Co. and affiliates of MS&Co., see 'Certain Transactions'.

     The provisions of Schedule E ('Schedule E') to the By-laws of the National Association of Securities Dealers, Inc. (the 'NASD') apply to the Debt Offerings. Under the By-laws of the NASD, when a NASD member such as the Underwriter distributes an affiliated company's debt securities that are rated below investment grade, the yield on such debt securities can be no lower than that recommended by a 'qualified independent underwriter.' The NASD requires that the 'qualified independent underwriter' (i) be an NASD member experienced in the securities or investment banking business, (ii) not be an affiliate of the issuer of the securities and (iii) agree to undertake the responsibilities and liabilities of an underwriter under the Securities Act. In accordance with
this  requirement,                                                 is serving in
such role, and the yield to maturity on the Senior Notes will not be lower  than
                 's  recommended yield  to maturity.                        also
participated in the preparation of the Registration Statement of which this Prospectus is a part and has performed due diligence with respect thereto. The
Company has agreed to pay                 a fee of $         in connection  with
the  Debt Offerings and to reimburse                   for certain expenses. The
Company has  also agreed  to indemnify                          against  certain
liabilities, including liabilities under the Securities Act.

     Pursuant to the provisions of Schedule E, NASD members may not execute transactions in the Senior Notes to any accounts over which they exercise discretionary authority without prior written approval of the customer.

     The Company has been advised by the Underwriter that it presently intends to make a market in the Senior Notes, as permitted by applicable laws and regulations. The Underwriter is not obligated to make a market in the Senior Notes and any such market-making may be discontinued at any time at the sole discretion of the Underwriter. Accordingly, no assurance can be given as to the liquidity of, or trading market for, the Senior Notes.

     From time to time MS&Co. has provided, and continues to provide, investment banking services to Holdings, the Company and its affiliates. See 'Certain Transactions'.

                                 LEGAL MATTERS

     The validity of the Senior Notes and the guarantees thereof and certain other legal matters relating to the Debt Offerings have been passed upon for the Company by Skadden, Arps, Slate, Meagher & Flom, New York, New York. Certain legal matters have been passed upon for the Underwriter by Shearman & Sterling, New York, New York. Skadden, Arps, Slate, Meagher & Flom also represented MSLEF II and the Company in connection with the 1989 Transaction, the 1992 Transaction and regularly represents the Company, MS&Co. and MSLEF II on a variety of legal matters. Shearman & Sterling regularly represents MSLEF II on a variety of legal matters.

                                    EXPERTS

     The consolidated financial statements and schedules of JSC at December 31, 1993 and 1992, and for each of the three years in the period ended December 31, 1993, appearing in this Prospectus and Registration Statement, have been audited by Ernst & Young, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of JSC appearing in JSC's Annual Report (Form 10-K) for the year ended December 31, 1992, have been audited by Ernst & Young, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                              PAGE
                                                                                                              ----
Consolidated Financial Statements of Jefferson Smurfit Corporation (U.S.)
  (formerly Jefferson Smurfit Corporation):
  Report of Independent Auditors...........................................................................   F-2
  Consolidated Balance Sheets at December 31, 1993 and 1992................................................   F-3
  For the Years Ended December 31, 1993, 1992 and 1991:
     Consolidated Statements of Operations.................................................................   F-4
     Consolidated Statements of Stockholders' Deficit......................................................   F-5
     Consolidated Statements of Cash Flows.................................................................   F-6
  Notes to Consolidated Financial Statements...............................................................   F-7

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
JEFFERSON SMURFIT CORPORATION (U.S.)
(formerly Jefferson Smurfit Corporation)

     We have audited the accompanying consolidated balance sheets of Jefferson Smurfit Corporation (U.S.) (formerly Jefferson Smurfit Corporation) as of
December 31, 1993 and 1992, and the related consolidated statements of operations, stockholder's deficit and cash flows for each of the three years in the period ended December 31, 1993. Our audits also included the financial statement schedules listed in the Index at Item 16(b) of the Registration Statement. These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Jefferson Smurfit Corporation (U.S.) at December 31, 1993 and 1992, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

     As described in Note 6 and Note 7 to the financial statements, in 1993, the Company changed its method of accounting for income taxes and postretirement benefits.

                                          ERNST & YOUNG

St. Louis, Missouri
January 28, 1994

                      JEFFERSON SMURFIT CORPORATION (U.S.)
                          CONSOLIDATED BALANCE SHEETS

                                                                                                     DECEMBER 31,
                                                                                                ----------------------
                                                                                                  1993         1992
                                                                                                ---------    ---------
                                                                                                 (IN MILLIONS, EXCEPT
                                                                                                     SHARE DATA)
                                           ASSETS
Current assets
    Cash and cash equivalents................................................................   $    44.2    $    45.0
    Receivables, less allowances of $9.2 in 1993 and $7.8 in 1992............................       243.2        243.7
    Refundable income taxes..................................................................          .7         17.0
    Inventories
        Work-in-process and finished goods...................................................        96.1         91.4
        Materials and supplies...............................................................       137.2        132.6
                                                                                                ---------    ---------
                                                                                                    233.3        224.0
    Deferred income taxes....................................................................        41.9         41.1
    Prepaid expenses and other current assets................................................         5.2         10.1
                                                                                                ---------    ---------
            Total current assets.............................................................       568.5        580.9
Property, plant and equipment
    Land.....................................................................................        60.2         47.6
    Buildings and leasehold improvements.....................................................       241.3        216.4
    Machinery, fixtures and equipment........................................................     1,601.1      1,477.8
                                                                                                ---------    ---------
                                                                                                  1,902.6      1,741.8
    Less accumulated depreciation and amortization...........................................       563.2        525.0
                                                                                                ---------    ---------
                                                                                                  1,339.4      1,216.8
    Construction in progress.................................................................        35.1         53.3
                                                                                                ---------    ---------
        Net property, plant and equipment....................................................     1,374.5      1,270.1
Timberland, less timber depletion............................................................       261.5        226.4
Deferred debt issuance costs, net............................................................        52.3         67.0
Goodwill, less accumulated amortization of $27.6 in 1993 and $20.3 in 1992...................       261.4        226.0
Other assets.................................................................................        78.9         66.0
                                                                                                ---------    ---------
                                                                                                $ 2,597.1    $ 2,436.4
                                                                                                ---------    ---------
                                                                                                ---------    ---------
                            LIABILITIES AND STOCKHOLDER'S DEFICIT
Current liabilities
    Current maturities of long-term debt.....................................................   $    10.3    $    32.4
    Accounts payable.........................................................................       270.6        267.8
    Accrued compensation and payroll taxes...................................................       110.1         85.7
    Interest payable.........................................................................        52.6         45.4
    Other accrued liabilities................................................................        84.9         43.9
                                                                                                ---------    ---------
            Total current liabilities........................................................       528.5        475.2
Long-term debt, less current maturities
    Nonsubordinated..........................................................................     1,839.4      1,741.3
    Subordinated.............................................................................       779.7        761.7
                                                                                                ---------    ---------
            Total long-term debt.............................................................     2,619.1      2,503.0
Other long-term liabilities..................................................................       257.1        108.1
Deferred income taxes........................................................................       232.2        159.8
Minority interest............................................................................        18.0         19.2
Stockholder's deficit
    Common stock, par value $.01 per share;
    1,000 shares authorized and outstanding
    Additional paid-in capital...............................................................       731.8        731.8
    Retained earnings (deficit)
        At date of 1989 Recapitalization.....................................................    (1,425.9)    (1,425.9)
        Subsequent to 1989 Recapitalization..................................................      (363.7)      (134.8)
                                                                                                ---------    ---------
                                                                                                 (1,789.6)    (1,560.7)
                                                                                                ---------    ---------
            Total stockholder's deficit......................................................    (1,057.8)      (828.9)
                                                                                                ---------    ---------
                                                                                                $ 2,597.1    $ 2,436.4
                                                                                                ---------    ---------
                                                                                                ---------    ---------

                See notes to consolidated financial statements.

                      JEFFERSON SMURFIT CORPORATION (U.S.)
                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                      YEAR ENDED DECEMBER 31,
                                                                                  --------------------------------
                                                                                    1993        1992        1991
                                                                                  --------    --------    --------
                                                                                           (IN MILLIONS)
Net sales......................................................................   $2,947.6    $2,998.4    $2,940.1
Costs and expenses
     Cost of goods sold........................................................    2,573.1     2,499.3     2,409.4
     Selling and administrative expenses.......................................      239.2       231.4       225.2
     Restructuring charge......................................................       96.0
     Environmental and other charges...........................................       54.0
                                                                                  --------    --------    --------
          Income (loss) from operations........................................      (14.7)      267.7       305.5
Other income (expense)
     Interest expense..........................................................     (254.2)     (300.1)     (335.2)
     Other, net................................................................        8.1         5.2         5.4
                                                                                  --------    --------    --------
          Loss before income taxes, equity in earnings (loss) of affiliates, minority interests, extraordinary item and cumulative effect of
            accounting changes.................................................     (260.8)      (27.2)      (24.3)
Provision for (benefit from) income taxes......................................      (83.0)       10.0        10.0
                                                                                  --------    --------    --------
                                                                                    (177.8)      (37.2)      (34.3)
Equity in earnings (loss) of affiliates........................................                     .5       (39.9)
Minority interest share of (income) loss.......................................        3.2         2.7        (2.9)
                                                                                  --------    --------    --------
          Loss before extraordinary item and cumulative effect of accounting
            changes............................................................     (174.6)      (34.0)      (77.1)
Extraordinary item
     Loss from early extinguishments of debt, net of income tax benefits of
       $21.7 in 1993 and $25.8 in 1992.........................................      (37.8)      (49.8)
Cumulative effect of accounting changes
     Postretirement benefits, net of income tax benefit of $21.9...............      (37.0)
     Income taxes..............................................................       20.5
                                                                                  --------    --------    --------
          Net loss.............................................................   $ (228.9)   $  (83.8)   $  (77.1)
                                                                                  --------    --------    --------
                                                                                  --------    --------    --------


                See notes to consolidated financial statements.

                      JEFFERSON SMURFIT CORPORATION (U.S.)
                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S DEFICIT
                        (IN MILLIONS EXCEPT SHARE DATA)


                                                                         COMMON STOCK
                                                                     ---------------------
                                                                      AMOUNT       NUMBER     ADDITIONAL    RETAINED
                                                                     ($.01 PAR       OF        PAID-IN      EARNINGS
                                                                      VALUE)       SHARES      CAPITAL      (DEFICIT)
                                                                     ---------    --------    ----------    ---------
Balance at January 1, 1991........................................                   1,000      $500.0      $(1,399.8)
Net loss..........................................................                                              (77.1)
                                                                     ---------    --------    ----------    ---------
Balance at December 31, 1991......................................                   1,000       500.0       (1,476.9)
Net loss..........................................................                                              (83.8)
Capital contribution, net of related expenses.....................                               231.8
                                                                     ---------    --------    ----------    ---------
Balance at December 31, 1992......................................                   1,000       731.8       (1,560.7)
Net loss..........................................................                                             (228.9)
                                                                     ---------    --------    ----------    ---------
Balance at December 31, 1993......................................                   1,000      $731.8      $(1,789.6)
                                                                     ---------    --------    ----------    ---------
                                                                     ---------    --------    ----------    ---------


                See notes to consolidated financial statements.

                      JEFFERSON SMURFIT CORPORATION (U.S.)
                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                        YEAR ENDED DECEMBER 31,
                                                                                     -----------------------------
                                                                                      1993       1992       1991
                                                                                     -------    -------    -------
                                                                                             (IN MILLIONS)
Cash flows from operating activities
     Net loss.....................................................................   $(228.9)   $ (83.8)   $ (77.1)
     Adjustments to reconcile net loss to net cash provided by operating activities
          Extraordinary loss from early extinguishment of debt....................      59.5       75.6
          Cumulative effect of accounting changes
               Postretirement benefits............................................      58.9
               Income taxes.......................................................     (20.5)
          Restructuring charge....................................................      96.0
          Environmental and other charges.........................................      54.0
          Depreciation, depletion and amortization................................     130.8      134.9      130.0
          Amortization of deferred debt issuance costs............................       7.9       14.6       17.6
          Deferred income taxes...................................................    (156.9)        .1       (6.3)
          Equity in (earnings) loss of affiliates.................................                  (.5)      39.9
          Non-cash interest.......................................................      18.0       33.6       37.8
          Non-cash employee benefit expense.......................................     (12.5)     (18.8)      (9.4)
          Change in current assets and liabilities, net of effects from acquisitions
               Receivables........................................................        .7       12.9       (6.8)
               Inventories........................................................      14.2      (10.4)     (20.8)
               Prepaid expenses and other current assets..........................       5.0       (2.9)       2.3
               Accounts payable and accrued liabilities...........................      26.2       14.9      (30.8)
               Interest payable...................................................       4.7       (4.9)       5.5
               Income taxes.......................................................      16.2      (17.3)      13.4
          Other, net..............................................................       4.9       (2.3)      37.7
                                                                                     -------    -------    -------
     Net cash provided by operating activities....................................      78.2      145.7      133.0
                                                                                     -------    -------    -------
Cash flows from investing activities
     Property additions...........................................................     (97.2)     (77.5)    (102.0)
     Timberland additions.........................................................     (20.2)     (20.4)     (16.9)
     Investments in affiliates and acquisitions...................................       (.1)      (5.8)      (9.9)
     Proceeds from property and timberland disposals and sale of businesses.......      24.5        1.8        6.1
                                                                                     -------    -------    -------
     Net cash used for investing activities.......................................     (93.0)    (101.9)    (122.7)
                                                                                     -------    -------    -------
Cash flows from financing activities
     Borrowings under senior unsecured notes......................................     500.0
     Net borrowings (repayments) under accounts receivable securitization
      program.....................................................................       6.4       (8.8)     184.7
     Borrowings under bank credit facility........................................                400.0
     Other increases in long-term debt............................................      12.0       56.8       55.8
     Payments of long-term debt and, in 1992, related premiums....................    (479.2)    (698.6)    (203.3)
     Deferred debt issuance costs.................................................     (25.2)     (40.4)      (3.7)
     Capital contribution, net of related expenses................................                231.8
                                                                                     -------    -------    -------
     Net cash provided by (used for) financing activities.........................      14.0      (59.2)      33.5
                                                                                     -------    -------    -------
Increase (decrease) in cash and cash equivalents..................................       (.8)     (15.4)      43.8
Cash and cash equivalents
     Beginning of year............................................................      45.0       60.4       16.6
                                                                                     -------    -------    -------
     End of year..................................................................   $  44.2    $  45.0    $  60.4
                                                                                     -------    -------    -------
                                                                                     -------    -------    -------


                See notes to consolidated financial statements.

                      JEFFERSON SMURFIT CORPORATION (U.S.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1993
                         (TABULAR AMOUNTS IN MILLIONS)

1. BASIS OF PRESENTATION

     Jefferson   Smurfit   Corporation   (U.S.)   (formerly   Jefferson  Smurfit
Corporation) hereinafter referred to as the 'Company' is a wholly-owned subsidiary of Jefferson Smurfit Corporation (formerly SIBV/MS Holdings, Inc.), hereinafter referred to as 'Holdings'. Fifty percent of the voting stock of Holdings is owned by Smurfit Packaging Corporation ('SPC') and Smurfit Holdings B.V. ('SHBV'), indirect wholly-owned subsidiaries of Jefferson Smurfit Group plc ('JS Group'), a public corporation organized under the laws of the Republic of Ireland. The remaining 50% is owned by The Morgan Stanley Leveraged Equity Fund II, L.P. ('MSLEF II'). Holdings has no operations other than its investment in JSC. In December 1989, pursuant to a series of transactions referred to hereafter as the '1989 Recapitalization', Holdings acquired the entire equity interest in JSC. Concurrently with Holdings' acquisition of JSC, Container Corporation of America ('CCA') acquired its common equity interest not owned by JSC. Prior to the 1989 Recapitalization, Smurfit International B.V. ('SIBV'), an indirect wholly-owned subsidiary of JS Group, owned 78% of JSC's outstanding common equity, the public owned the remaining common equity of JSC and JSC indirectly owned 50% of the common stock and 100% of the preferred stock of CCA. The remaining 50% of the common stock of CCA was owned by The Morgan Stanley Leveraged Equity Fund, L.P. and other investors ('MSLEF I Group'). Both MSLEF II and MSLEF I Group are affiliates of Morgan Stanley & Co. Incorporated ('MS&Co.').

     For financial accounting purposes, the 1989 acquisition by CCA of its common equity owned by MSLEF I Group and the purchase of the JSC common equity owned by SIBV were accounted for as purchases of treasury stock, resulting in a deficit balance in stockholder's equity in the accompanying consolidated financial statements. The acquisition of JSC's minority interest, representing approximately 22% of JSC's common equity, was accounted for as a purchase.

2. SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. Significant intercompany accounts and transactions are eliminated in consolidation.

     Cash Equivalents: The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 1993 cash and cash equivalents of $42.9 million are maintained as collateral for obligations under the accounts receivable securitization program (see Note 5).

     Revenue Recognition: Revenue is recognized at the time products are shipped.

     Inventories:  Inventories  are  valued  at the  lower  of  cost  or market, principally under the last-in, first-out ('LIFO') method except for $50.6 million in 1993 and $51.9 million in 1992 which are valued at the lower of average cost or market. First-in, first-out costs (which approximate replacement costs) exceed the LIFO value by $44.7 million and $46.3 million at December 31, 1993 and 1992, respectively.

     Property, Plant and Equipment: Property, plant and equipment are carried at cost. Provisions for depreciation and amortization are made using straight-line rates over the estimated useful lives of the related assets and the terms of the applicable leases for leasehold improvements.

     Effective January 1, 1993, the Company changed its estimate of the useful lives of certain machinery and equipment. Based upon historical experience and comparable industry practice, the depreciable lives of the papermill machines that previously ranged from 16 to 20 years were increased to an average of 23 years, while major converting equipment and folding carton presses that previously averaged 12 years were increased to an average of 20 years. These changes were made to better reflect the estimated periods during which such assets will remain in service. These changes had the effect of reducing depreciation expense by $17.8 million and decreasing net loss by $11.0 million in 1993.

                      JEFFERSON SMURFIT CORPORATION (U.S.)
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                               DECEMBER 31, 1993
                         (TABULAR AMOUNTS IN MILLIONS)

     Timberland: The portion of the costs of timberland attributed to standing timber is charged against income as timber is cut, at rates determined annually, based on the relationship of unamortized timber costs to the estimated volume of recoverable timber. The costs of seedlings and reforestation of timberland are capitalized.

     Deferred Debt Issuance Costs: Deferred debt issuance costs are amortized over the terms of the respective debt obligations using the interest method.

     Goodwill: The excess of cost over the fair value assigned to the net assets acquired is recorded as goodwill and is being amortized using the straight-line method over 40 years.

     Income Taxes: The taxable income of the Company is included in the consolidated federal income tax return filed by Holdings. The Company's income tax provisions are computed on a separate return basis. State income tax returns are filed on a separate return basis. Effective January 1, 1993, the Company changed its method of accounting for income taxes from the deferred method to the liability method required by Statement of Financial Accounting Standards ('SFAS') No. 109, 'Accounting for Income Taxes' (see Note 6).

     Interest Rate Swap Agreements: The Company enters into interest rate swap agreements which involve the exchange of fixed and floating rate interest payments without the exchange of the underlying principal amount. The differential to be paid or received is accrued as interest rates change and is recognized over the life of the agreements as an adjustment to interest expense.

     Reclassifications: Certain reclassifications of prior year presentations have been made to conform to the 1993 presentation.

3. INVESTMENTS

     Equity in loss of affiliates of $39.9 million in 1991, which is net of deferred income tax benefits of $18.5 million, includes the Company's (i) write-off of its equity investment in Temboard, Inc., formerly Temboard and Company Limited Partnership ('Temboard'), totalling $29.3 million, (ii) write-off of its remaining equity investment in PCL Industries Limited ('PCL') totaling $6.7 million, and (iii) proportionate share of the net loss of equity affiliates, including PCL prior to the write-off of that investment, totaling $3.9 million.

4. RELATED PARTY TRANSACTIONS

TRANSACTIONS WITH JS GROUP

     Transactions with JS Group, its subsidiaries and affiliates were as follows:

                                                      YEAR ENDED DECEMBER 31,
                                                    ----------------------------
                                                      1993      1992      1991
                                                    --------  --------  --------
Product sales.....................................  $  18.4   $  22.8   $  21.0
Product and raw material purchases................     49.3      60.1      11.8
Management services income........................      5.8       5.6       5.4
Charges from JS Group for services provided.......       .4        .3        .7
Charges from JS Group for letter of credit and
  commitment fees (see Note 5)....................      2.9
Charges to JS Group for costs pertaining to the
  No. 2 paperboard machine........................     62.2      54.7      10.9
Receivables at December 31........................      1.7       3.3       2.4
Payables at December 31...........................     11.6      10.2       3.4

                      JEFFERSON SMURFIT CORPORATION (U.S.)
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                               DECEMBER 31, 1993
                         (TABULAR AMOUNTS IN MILLIONS)

     Product sales to and purchases from JS Group, its subsidiaries, and affiliates are consummated on terms generally similar to those prevailing with unrelated parties.

     The Company provides certain subsidiaries and affiliates of JS Group with general management and elective management services under separate Management Services Agreements. In consideration for general management services, the Company is paid a fee up to 2% of the subsidiaries' or affiliate's gross sales. In consideration for elective services, the Company is reimbursed for its direct cost of providing such services.

     In October 1991 an affiliate of JS Group completed a rebuild of the No. 2 paperboard machine owned by the affiliate that is located in CCA's Fernandina Beach, Florida paperboard mill (the 'Fernandina Mill'). Pursuant to an operating agreement between CCA and the affiliate, the affiliate engaged CCA to operate and manage the No. 2 paperboard machine. As compensation to CCA for its services the affiliate reimburses CCA for production and manufacturing costs directly attributable to the No. 2 paperboard machine and pays CCA a portion of the indirect manufacturing, selling and administrative costs incurred by CCA for the entire Fernandina Mill. The compensation is determined by applying various formulas and agreed upon amounts to the subject costs. The amounts reimbursed to CCA are reflected as reductions of cost of goods sold and selling and administrative expenses in the accompanying consolidated statements of operations.

TRANSACTIONS WITH TIMES MIRROR

     Under the terms of a long-term agreement, Smurfit Newsprint Corporation ('SNC'), a majority-owned subsidiary of the Company, supplies newsprint to Times Mirror, a minority shareholder of SNC, at amounts which approximate prevailing market prices. The obligations of the Company and Times Mirror to supply and purchase newsprint, respectively, are wholly or partially terminable upon the occurrence of certain defined events. Sales to Times Mirror for 1993, 1992 and 1991 were $115.2 million, $114.0 million and $150.6 million, respectively.

                      JEFFERSON SMURFIT CORPORATION (U.S.)
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                               DECEMBER 31, 1993
                         (TABULAR AMOUNTS IN MILLIONS)

5. LONG-TERM DEBT

     Long-term debt at December 31 consists of:

                                                                    1993                       1992
                                                           -----------------------    -----------------------
                                                            CURRENT                    CURRENT
                                                           MATURITIES    LONG-TERM    MATURITIES    LONG-TERM
                                                           ----------    ---------    ----------    ---------
1992 term loan..........................................     $           $  201.3       $           $  392.3
1989 term loan..........................................                    412.3                      608.8
Revolving loans.........................................                    196.5                      223.0
Senior secured notes....................................                    270.5                      270.5
Accounts receivable securitization program loans........                    182.3                      175.9
Senior unsecured notes..................................                    500.0
Other...................................................       10.3          76.5          9.5          70.8
                                                           ----------    ---------    ----------    ---------
          Total non-subordinated........................       10.3       1,839.4          9.5       1,741.3
13.95% Subordinated note, due 1993......................                                  22.9
13.5% Senior subordinated notes, due 1999...............                    350.0                      350.0
14.0% Subordinated debentures, due 2001.................                    300.0                      300.0
15.5% Junior subordinated accrual debentures, due
  2004..................................................                    129.7                      111.7
                                                           ----------    ---------    ----------    ---------
          Total subordinated............................                    779.7         22.9         761.7
                                                           ----------    ---------    ----------    ---------
                                                             $ 10.3      $2,619.1       $ 32.4      $2,503.0
                                                           ----------    ---------    ----------    ---------
                                                           ----------    ---------    ----------    ---------

     Aggregate annual maturities of long-term debt at December 31, 1993, for the next five years are $10.3 million in 1994, $220.6 million in 1995, $379.8 million in 1996, $431.5 million in 1997, and $273.0 million in 1998. In addition, approximately $77.7 million in accrued interest related to the Junior Subordinated Accrual Debentures (the 'Junior Accrual Debentures') becomes due in 1994. Accrued interest of approximately $58.9 million is classified as long-term debt in the accompanying financial statements because it is the Company's intention to refinance the Junior Accrual Debentures in December 1994 with the proceeds from its $200 million commitment from SIBV described below.

1992 TERM LOAN

     In August 1992, the Company repurchased $193.5 million of Junior Accrual Debentures, and repaid $19.1 million of the Subordinated Note and $400 million of the 1989 term loan facility ('1989 Term Loan'). The proceeds from a $231.8 million capital contribution by Holdings and a $400 million senior secured term loan ('1992 Term Loan') were used to repurchase the Junior Accrual Debentures and repay the loans. Premiums paid in connection with this transaction, the write-off of related deferred debt issuance costs, and losses on interest rate swap agreements, totaling $49.8 million (net of income tax benefits of $25.8 million), are reflected in the accompanying 1992 consolidated statement of operations as an extraordinary loss.

     Outstanding loans under the 1992 Term Loan bear interest primarily at rates for which Eurodollar deposits are offered plus 3% (6.375% at December 31, 1993). The 1992 Term Loan, which matures on December 31, 1997, may require principal prepayments before then as defined in the 1992 Term Loan.

1989 TERM LOAN AND REVOLVING CREDIT FACILITY

     The 1989 Amended and Restated Credit Agreement ('1989 Credit Agreement') consists of the 1989 Term Loan and a $400.0 million revolving credit facility (which expires in 1995) of which up to $125.0 million may consist of letters of credit. The 1989 Term Loan, which expires in 1997, requires

                      JEFFERSON SMURFIT CORPORATION (U.S.)
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                               DECEMBER 31, 1993
                         (TABULAR AMOUNTS IN MILLIONS)

minimum annual principal reductions, subject to additional reductions if the Company has excess cash flows or excess cash balances, as defined, or receives proceeds from certain sales of assets, issuance of equity securities, permitted indebtedness or any pension fund termination.

     Outstanding loans under the 1989 Credit Agreement bear interest primarily at rates for which Eurodollar deposits are offered plus 2.25%. The weighted average interest rate at December 31, 1993 on outstanding Credit Agreement borrowings was 5.95%. A commitment fee of 1/2 of 1% per annum is assessed on the unused portion of the revolving credit facility. At December 31, 1993, the unused portion of the revolving credit facility, after giving consideration to outstanding letters of credit, was $112.1 million.

SENIOR SECURED NOTES

     The Senior Secured Notes due in 1998 may be prepaid at any time. Mandatory prepayment is required from a pro rata portion of net cash proceeds of certain sales of assets or additional borrowings. The Senior Secured Notes bear interest at rates for which three month Eurodollar deposits are offered plus 2.75% (6.25% at December 31, 1993).

     Obligations under the 1992 Term Loan, the 1989 Credit Agreement, and the Senior Secured Notes Agreement share pro rata in certain mandatory prepayments and the collateral and guarantees that secure these obligations. These obligations are secured by the common stock of JSC and CCA and substantially all of their assets, with the exception of cash and cash equivalents and trade receivables, and are guaranteed by the Company. These agreements contain various business and financial covenants including, among other things, (i) limitations on the incurrence of indebtedness; (ii) limitations on capital expenditures;
(iii) restrictions on paying dividends, except for dividends paid by SNC; (iv) maintenance of minimum interest coverage ratios; and (v) maintenance of quarterly and annual cash flows, as defined.

     In anticipation of violation of certain financial covenants at September 30, 1993, in connection with its 1992 Term Loan, 1989 Credit Agreement and the Senior Secured Notes, the Company requested and received waivers from its lender group. In addition, the Company's credit facilities were amended in December 1993, to modify financial covenants that had become too restrictive due to continued pricing weakness in the paper industry. The Company complied with the amended covenants at December 31, 1993.

ACCOUNTS RECEIVABLE SECURITIZATION PROGRAM LOANS

     The $230.0 million accounts receivable securitization program ('Securitization Program') provides for the sale of certain of the Company's trade receivables to a wholly-owned, bankruptcy remote, limited purpose subsidiary, Jefferson Smurfit Finance Corporation ('JS Finance'), which finances its purchases of the receivables, through borrowings from a limited purpose finance company (the 'Issuer') unaffiliated with the Company. The Issuer, which is restricted to making loans to JS Finance, issued $95.0 million in fixed rate term notes, issued $13.8 million under a subordinated loan, and may issue up to $121.2 million in trade receivables backed commercial paper or obtain up to $121.2 million under a revolving liquidity facility to fund loans to JS Finance. At December 31, 1993, $47.1 million was available for additional borrowing. Borrowings under the Securitization Program, which expires April 1996, have been classified as long-term debt because of the Company's intent to refinance this debt on a long-term basis and the availability of such financing under the terms of the program.

     At December 31, 1993, all assets of JS Finance, principally cash and cash equivalents of $42.9 million and trade receivables of $173.8 million, are pledged as collateral for obligations of JS Finance to the Issuer. Interest rates on borrowings under this program are at a fixed rate of 9.56% for $95.0 million of the borrowings and at a variable rate on the remainder (3.94% at December 31, 1993).

                      JEFFERSON SMURFIT CORPORATION (U.S.)
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                               DECEMBER 31, 1993
                         (TABULAR AMOUNTS IN MILLIONS)

SENIOR UNSECURED NOTES

     In April 1993, CCA issued $500.0 million of 9.75% Senior Unsecured Notes due 2003 which are unconditionally guaranteed by JSC. Net proceeds from the offering were used to repay: $100.0 million outstanding under the revolving credit facility, $196.5 million outstanding under the 1989 Term Loan, and $191.0 million outstanding under the 1992 Term Loan. The write-off of related deferred debt issuance costs and losses on interest rate swap agreements, totalling $37.8 million (net of income tax benefits of $21.7 million), are reflected in the accompanying 1993 consolidated statement of operations as an extraordinary item.

     In connection with the issuance of the Senior Unsecured Notes, the Company entered into an agreement with SIBV whereby SIBV committed to purchase up to $200 million of 11.5% Junior Subordinated Notes to be issued by the Company maturing December 1, 2005. From time to time until December 31, 1994, the Company, at their option, may issue the Junior Subordinated Notes, the proceeds of which must be used to repurchase or otherwise retire subordinated debt. The Company is obligated to pay SIBV for letter of credit fees incurred by SIBV in connection with this commitment in addition to an annual commitment fee of 1.375% on the undrawn principal amount (See Note 4).

     The Senior Unsecured  Notes due  April 1,  2003, which  are not  redeemable prior to maturity, rank pari passu with the 1992 Term Loan, the 1989 Credit Agreement and the Senior Secured Notes. The Senior Unsecured Note Agreement contains business and financial covenants which are substantially less restrictive than those contained in the 1992 Term Loan, the 1989 Credit Agreement and the Senior Secured Notes Agreement.

OTHER NON-SUBORDINATED DEBT

     Other non-subordinated long-term debt at December 31, 1993, is payable in varying installments through the year 2004. Interest rates on these obligations averaged approximately 9.76 % at December 31, 1993.

SUBORDINATED DEBT

     The Senior Subordinated Notes, Subordinated Debentures and Junior Accrual Debentures are unsecured obligations of CCA and are unconditionally guaranteed on a senior subordinated, subordinated and junior subordinated basis, respectively, by JSC. Semi-annual interest payments are required on the Senior Subordinated Notes, and Subordinated Debentures. Interest on the Junior Accrual Debentures accrues and compounds on a semi-annual basis until December 1, 1994 at which time accrued interest is payable. Thereafter, interest on the Junior Accrual Debentures will be payable semi-annually.

     The Senior Subordinated Notes are redeemable at CCA's option beginning December 1, 1994 with premiums of 6.75% and 3.375% of the principal amount if redeemed during the 12-month periods commencing December 1, 1994 and 1995, respectively. The payment of principal and interest is subordinated to the prior payment, when due, of all senior indebtedness, as defined.

     The  Subordinated  Debentures  are  redeemable  at  CCA's  option beginning
December 1, 1994 with premiums of 7% and 3.5% of the principal amount if redeemed during the 12-month periods commencing December 1, 1994 and 1995, respectively. The payment of principal and interest is subordinated to the prior payment, when due, of all senior indebtedness, as defined, and the Senior Subordinated Notes. Sinking fund payments to retire 33 1/3% of the original aggregate principal amount of the Subordinated Debentures are required on each of December 15, 1999 and 2000.

     The Junior Accrual Debentures are redeemable at CCA's option beginning December 1, 1994 at 100% of the principal amount. The payment of principal and interest is subordinated to the prior

                      JEFFERSON SMURFIT CORPORATION (U.S.)
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                               DECEMBER 31, 1993
                         (TABULAR AMOUNTS IN MILLIONS)

payment, when due, of all senior indebtedness, as defined, the Senior Subordinated Notes and the Subordinated Debentures. Sinking fund payments to retire 33 1/3% of the original aggregate principal amount of the Junior Accrual Debentures are required on each of December 1, 2002 and 2003.

     Holders of the Senior Subordinated Notes, Subordinated Debentures, and Junior Accrual Debentures have the right, subject to certain limitations, to require the Company to repurchase their securities at 101% of the principal amount plus accrued and unpaid interest, upon the occurrence of a change of control or in certain events from proceeds of major asset sales, as defined. The Senior Subordinated Notes, Subordinated Debentures and Junior Accrual Debentures contain various business and financial covenants which are less restrictive than those contained in the 1992 Term Loan, the 1989 Credit Agreement and the Senior Secured Notes Agreement.

INTEREST RATE SWAPS

     At December 31, 1993, the Company has interest rate swap and other hedging agreements with commercial banks which effectively fix (for remaining periods up to 3 years) the Company's interest rate on $215 million of variable rate borrowings at average all-in rates of approximately 9.1%. At December 31, 1993, the Company had $435 million of swap commitments outstanding which were marked to market in April 1993. The Company also has outstanding interest rate swap agreements related to the Securitization Program that effectively convert $95.0 million of fixed rate borrowings to a variable rate (5.6% at December 31, 1993) through December 1995, and convert $80.0 million of variable rate borrowings to a fixed rate of 7.2% through January 1996. In addition, the Company is party to interest rate swap agreements related to the Senior Unsecured Notes which effectively converts $500.0 million of fixed rate borrowings to a variable rate (8.6% at December 31, 1993) maturing at various dates through May 1995. The Company is exposed to credit loss in the event of non-performance by the other parties to the interest rate swap agreements. However, the Company does not anticipate non-performance by the counter parties.

     Interest costs capitalized on construction projects in 1993, 1992 and 1991 totalled $3.4 million, $4.2 million and $2.4 million, respectively. Interest payments on all debt instruments for 1993, 1992 and 1991 were $226.2 million, $257.6 million and $273.1 million, respectively.

6. INCOME TAXES

     Effective January 1, 1993, the Company changed its method of accounting for income taxes from the deferred method to the liability method required by SFAS No. 109, 'Accounting for Income Taxes'. As permitted under the new rules, prior years' financial statements have not been restated.

     The cumulative effect of adopting SFAS No. 109 as of January 1, 1993 was to increase net income by $20.5 million. For 1993, application of SFAS No. 109 increased the pretax loss by $14.5 million because of increased depreciation expense as a result of the requirement to report assets acquired in prior business combinations at pretax amounts.

     In adopting this new accounting principle, the Company (i) adjusted assets acquired and liabilities assumed in prior business combinations from their net-of-tax amounts to their pre-tax amounts and recognized the related deferred tax assets and liabilities for those temporary differences, (ii) adjusted deferred income tax assets and liabilities to statutory income tax rates and for previously unrecognized tax benefits related to certain state net operating loss carryforwards and, (iii) adjusted asset and liability accounts arising from the 1986 acquisition and the 1989 Recapitalization to recognize potential tax liabilities related to those transactions. The net effect of these adjustments on assets and liabilities was to increase inventory $23.0 million, increase property, plant and equipment and timberlands $196.5 million, increase goodwill $42.0 million, increase liabilities by $12.6 million, and increase deferred income taxes by $228.4 million.

                      JEFFERSON SMURFIT CORPORATION (U.S.)
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                               DECEMBER 31, 1993
                         (TABULAR AMOUNTS IN MILLIONS)

     At December 31, 1993, the Company has net operating loss carryforwards for federal income tax purposes of approximately $308.6 million (expiring in the years 2005 through 2008), none of which are available for utilization against alternative minimum taxes.

     Significant components of the Company's deferred tax assets and liabilities at December 31, 1993 are as follows:

Deferred tax liabilities:
     Depreciation and depletion..................................................   $354.5
     Pensions....................................................................     26.7
     Other.......................................................................    104.0
                                                                                    ------
          Total deferred tax liabilities.........................................    485.2
                                                                                    ------
Deferred tax assets:
     Retiree medical.............................................................   $ 44.6
     Other employee benefit and insurance plans..................................     70.3
     Restructuring and other charges.............................................     49.3
     NOL and tax credit carryforwards............................................    108.4
     Other.......................................................................     47.1
                                                                                    ------
          Total deferred tax assets..............................................    319.7
Valuation allowance for deferred tax assets......................................    (24.8)
                                                                                    ------
     Net deferred tax assets.....................................................    294.9
                                                                                    ------
     Net deferred tax liabilities................................................   $190.3
                                                                                    ------
                                                                                    ------

     Provisions for (benefit from) income taxes before extraordinary item and cumulative effect of accounting changes were as follows:

                                                                           LIABILITY
                                                                            METHOD               DEFERRED METHOD
                                                                           ---------    ----------------------------------
                                                                                       YEAR ENDED DECEMBER 31,
                                                                           -----------------------------------------------
                                                                             1993            1992               1991
                                                                           ---------    ---------------    ---------------
Current
     Federal............................................................    $   28.1         $(2.2)             $14.4
     State and local....................................................         2.2           2.1                1.9
                                                                           ---------        ------             ------
                                                                                30.3           (.1)              16.3
Deferred
     Federal............................................................       (53.5)          9.7               (7.1)
     State and local....................................................         6.0            .4                 .8
     Benefits of net operating loss carryforwards.......................       (71.5)
                                                                           ---------        ------             ------
                                                                              (119.0)         10.1               (6.3)
Adjustment of deferred tax assets and liabilities for enacted tax rate
  change................................................................         5.7
                                                                           ---------        ------             ------
                                                                            $  (83.0)        $10.0              $10.0
                                                                           ---------        ------             ------
                                                                           ---------        ------             ------

     The Company increased its deferred tax assets and liabilities in 1993 as a result of legislation enacted during 1993 increasing the corporate federal statutory tax rate from 34% to 35% effective January 1, 1993.

                      JEFFERSON SMURFIT CORPORATION (U.S.)
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                               DECEMBER 31, 1993
                         (TABULAR AMOUNTS IN MILLIONS)

     The Internal Revenue Service completed the examination of the Company's consolidated federal income tax returns for 1987 and 1988. The provision for current taxes includes settlement of the additional tax liabilities.

     The components of the provision for (benefit from) deferred taxes were as follows:

                                                                                          YEAR ENDED DECEMBER 31,
                                                                             --------------------------------------------------
                                                                                      1992                       1991
                                                                             -----------------------    -----------------------
Depreciation and depletion................................................           $  15.2                    $  21.8
Alternative minimum tax...................................................              10.2                       (7.5)
Tax loss carryforwards....................................................             (24.3)                      (9.7)
Equity in affiliates......................................................               6.8                        3.2
Other employee benefits...................................................               2.7                      (10.7)
Other, net................................................................               (.5)                      (3.4)
                                                                                     -------                    -------
                                                                                     $  10.1                    $  (6.3)
                                                                                     -------                    -------
                                                                                     -------                    -------

     A reconciliation of the difference between the statutory Federal income tax rate and the effective income tax rate as a percentage of loss before income taxes, equity in earnings (loss) of affiliates, extraordinary item, and cumulative effect of accounting changes is as follows:

                                                                           LIABILITY
                                                                            METHOD               DEFERRED METHOD
                                                                           ---------    ----------------------------------
                                                                                       YEAR ENDED DECEMBER 31,
                                                                           -----------------------------------------------
                                                                             1993            1992               1991
                                                                           ---------    ---------------    ---------------
U.S. Federal statutory rate.............................................     (35.0)%         (34.0)%            (34.0)%
Adjustment of deferred tax assets and liabilities for enacted tax rate
  change................................................................       2.2
State and local taxes, net of Federal tax benefit.......................      (2.0)            5.8                7.3
Permanent differences from applying purchase accounting.................       3.5            62.7               65.4
Taxes on foreign distributions..........................................        .1              .8                4.5
Effect of valuation allowances on deferred tax assets, net of Federal
  benefit...............................................................       1.2
Other, net..............................................................      (1.8)            1.5               (2.1)
                                                                           ---------        ------             ------
                                                                             (31.8)%          36.8%              41.1%
                                                                           ---------        ------             ------
                                                                           ---------        ------             ------

     The Company made income tax payments of $33.0 million, $6.6 million, and $5.9 million in 1993, 1992, and 1991, respectively.

7. EMPLOYEE BENEFIT PLANS

PENSION PLANS

     The Company sponsors noncontributory defined benefit pension plans covering substantially all employees not covered by multi-employer plans. Plans that cover salaried and management employees provide pension benefits that are based on the employee's five highest consecutive calendar years' compensation during the last ten years of service. Plans covering non-salaried employees generally provide benefits of stated amounts for each year of service. These plans provide reduced benefits for early retirement. The Company's funding policy is to make minimum annual contributions required by applicable regulations. The Company also participates in several multi-employer pension plans, which provide defined benefits to certain union employees.

     In order to minimize significant year-to-year fluctuations in pension cost caused by financial market volatility, the Company changed, effective as of January 1, 1993 the method of accounting used for

                      JEFFERSON SMURFIT CORPORATION (U.S.)
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                               DECEMBER 31, 1993
                         (TABULAR AMOUNTS IN MILLIONS)


determining the market-related value of plan assets. The method changed from a fair market value to a calculated value that recognizes all changes in a systematic manner over a period of four years and eliminates the use of a corridor approach for amoritizing gains and losses. The effect of this change on 1993 results of operations, including the cumulative effect of prior years, was not material.


     Assumptions used in the accounting for the defined benefit plans were:

                                                                              1993     1992     1991
                                                                              -----    -----    -----
Weighted average discount rates............................................    7.6 %   8.75 %    9.0 %
Rates of increase in compensation levels...................................    4.0 %    5.5 %    6.0 %
Expected long-term rate of return on assets................................   10.0 %   10.0 %   10.0 %

     The components of net pension income for the defined benefit plans and the total contributions charged to pension expense for the multi-employer plans follows:

                                                                               YEAR ENDED DECEMBER 31,
                                                                              --------------------------
                                                                               1993      1992      1991
                                                                              ------    ------    ------
Defined benefit plans:
     Service cost-benefits earned during the period........................   $12.7     $12.1     $11.3
     Interest cost on projected benefit obligations........................    54.0      50.1      47.6
     Actual return on plan assets..........................................   (91.1 )   (26.4 )   (147.9)
     Net amortization and deferral.........................................     8.8     (54.6 )    80.3
Multi-employer plans.......................................................     2.2       2.1       1.5
                                                                              ------    ------    ------
          Net pension income...............................................   $(13.4)   $(16.7)   $(7.2 )
                                                                              ------    ------    ------
                                                                              ------    ------    ------

     The following table sets forth the funded status and amounts recognized in the consolidated balance sheets at December 31 for the Company's and its subsidiaries' defined benefit pension plans:

                                                                                         1993      1992
                                                                                        ------    ------
Actuarial present value of benefit obligations:
     Vested benefit obligations......................................................   $616.7    $530.5
                                                                                        ------    ------
     Accumulated benefit obligations.................................................   $664.3    $543.0
                                                                                        ------    ------
     Projected benefit obligations...................................................   $716.0    $599.0
Plan assets at fair value............................................................    778.1     729.2
                                                                                        ------    ------
Plan assets in excess of projected benefit obligations...............................     62.1     130.2
Unrecognized net (gain) loss.........................................................     34.5     (45.2)
Unrecognized net asset at December 31, being recognized over 14 to 15 years..........    (29.2)    (33.2)
                                                                                        ------    ------
          Net pension asset..........................................................   $ 67.4    $ 51.8
                                                                                        ------    ------
                                                                                        ------    ------

     Approximately 44% of plan assets at December 31, 1993 are invested in cash equivalents or debt securities and 56% are invested in equity securities, including common stock of JS Group having a market value of $87.7 million.

POSTRETIREMENT HEALTH CARE AND LIFE INSURANCE BENEFITS

     The Company provides certain health care and life insurance benefits for all salaried and certain hourly employees. The Company has various plans under which the cost may be borne either by the Company, the employee or partially by each party. The Company does not currently fund these plans. These benefits are discretionary and are not a commitment to long-term benefit payments. The plans

                      JEFFERSON SMURFIT CORPORATION (U.S.)
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                               DECEMBER 31, 1993
                         (TABULAR AMOUNTS IN MILLIONS)

were amended effective January 1, 1993 to allow employees who retire on or after January 1, 1994 to become eligible for these benefits only if they retire after age 60 while working for the Company.

     Effective January 1, 1993, the Company adopted SFAS No. 106, 'Employers' Accounting for Postretirement Benefits Other Than Pensions', which requires companies to accrue the expected cost of retiree benefit payments, other than pensions, during employees' active service period. The Company elected to immediately recognize the accumulated liability, measured as of January 1, 1993. The cumulative effect of this change in accounting principle resulted in a charge of $37.0 million (net of income tax benefits of $21.9 million). The Company had previously recorded an obligation of $36.0 million in connection with prior business combinations. The net periodic postretirement benefit cost for 1993 was $9.8 million. In 1992 and 1991, the cost of the postretirement benefits was recognized as claims were paid and was $6.4 million and $5.3 million, respectively.

     The following table sets forth the accumulated postretirement benefit obligation ('APBO') with respect to these benefits as of December 31, 1993:

Retirees...................................................................   $ 58.3
Active employees...........................................................     51.8
                                                                              ------
Total accumulated postretirement benefit obligation........................    110.1
Unrecognized net loss......................................................    (11.9)
                                                                              ------
Accrued postretirement benefit cost........................................   $ 98.2
                                                                              ------
                                                                              ------

     Net periodic postirement benefit cost for 1993 included the following components:

Service cost of benefits earned............................................   $  1.5
Interest cost on accumulated postretirement benefit obligation.............      8.3
                                                                              ------
Net periodic postretirement benefit cost...................................   $  9.8
                                                                              ------
                                                                              ------

     A weighted-average discount rate of 7.6% was used in determining the APBO at December 31, 1993. The weighted-average annual assumed rate of increase in the per capita cost of covered benefits ('healthcare cost trend rate') was 11%, with an annual decline of 1% until the rate reaches 5%. The effect of a 1% increase in the assumed healthcare cost trend rate would increase both APBO as of December 31, 1993 by $5.7 million and the annual net periodic postretirement benefit cost for 1993 by $.8 million.

1992 STOCK OPTION PLAN

     Effective August 26, 1992, Holdings adopted the Holdings 1992 Stock Option Plan (the 'Plan') which replaced the 1990 Long-Term Management Incentive Plan. Under the Plan, selected employees of Holdings and its affiliates and subsidiaries are granted non-qualified stock options, up to a maximum of 603,656 shares, to acquire shares of common stock of Holdings. The stock options are exercisable at a price equal to the fair market value, as defined, of the common stock of Holdings on the date of grant. The options vest pursuant to the schedule set forth for each option and expire upon the earlier of twelve years from the date of grant or termination of employment. The stock options become exercisable upon the earlier of the occurrence of certain trigger dates, as defined, or eleven years from the date of grant. Options for 494,215 and 502,645 shares, were outstanding at December 31, 1993 and 1992, respectively at an exercise price of $100.00, none of which were exercisable.

8. LEASES

     The Company leases certain facilities and equipment for production, selling and administrative purposes under operating leases. Future minimum lease payments at December 31, 1993, required

                      JEFFERSON SMURFIT CORPORATION (U.S.)
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                               DECEMBER 31, 1993
                         (TABULAR AMOUNTS IN MILLIONS)

under operating leases that have initial or remaining noncancelable lease terms in excess of one year are $30.3 million in 1994, $22.5 million in 1995, $15.5 million in 1996, $11.3 million in 1997, $8.3 million in 1998 and $19.1 million thereafter.

     Net rental expense was $45.0 million, $42.2 million, and $38.7 million for 1993, 1992 and 1991, respectively.

9. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The estimated fair values of the Company's financial instruments are as follows:


                                                                                      DECEMBER 31,
                                                                      --------------------------------------------
                                                                              1993                    1992
                                                                      --------------------    --------------------
                                                                      CARRYING      FAIR      CARRYING      FAIR
                                                                       AMOUNT      VALUE       AMOUNT      VALUE
                                                                      --------    --------    --------    --------
Cash and cash equivalents..........................................   $   44.2    $   44.2    $   45.0    $   45.0
Long-term debt, including current maturities.......................    2,629.4     2,686.4     2,535.4     2,540.4
Loss on interest rate swap agreements..............................                   (3.9)                  (35.5)



     The carrying amount of cash equivalents approximates fair value because of the short maturity of those instruments. The fair value of the Company's long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities. The fair value of the interest rate swap agreements is the estimated amount the Company would pay, net of accrued interest expense, to terminate the agreements at December 31, 1993, taking into account current interest rates and the current credit worthiness of the swap counterparties.



10. RESTRUCTURING CHARGE



     During 1993, the Company recorded a pre-tax charge of $96 million to recognize the effects of a restructuring program designed to improve the Company's long-term competitive position. The charge includes a provision for direct expenses associated with plant closures, reductions in workforce, realignment and consolidation of various manufacturing operations and write-downs of nonproductive assets.


11. CONTINGENCIES


     During 1993, the Company recorded a pre-tax charge of $54 million of which $39 million represents asbestos and PCB removal, solid waste cleanup at existing and former operating sites, and expenses for response costs at various sites where the Company has received notice that it is a potentially responsible party.



     The Company is a defendant in a number of lawsuits and claims arising out of the conduct of its business, including those related to environmental matters. While the ultimate results of such suits or other proceedings against the Company cannot be predicted with certainty, the management of the Company believes that resolution of these matters will not have a material adverse effect on its consolidated financial condition or results of operation.


12. BUSINESS SEGMENT INFORMATION

     The Company's business segments are paperboard/packaging products and newsprint. Substantially all the Company's operations are in the United States. The Company's customers represent a diverse range of industries including
paperboard    and   paperboard    packaging,   consumer    products,   wholesale

                      JEFFERSON SMURFIT CORPORATION (U.S.)
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                               DECEMBER 31, 1993
                         (TABULAR AMOUNTS IN MILLIONS)

trade, retailing agri-business, and newspaper publishing located throughout the United States. Credit is extended based on an evaluation of the customer's financial condition. The paperboard/packaging products segment includes the manufacture and distribution of containerboard, boxboard and cylinderboard, corrugated containers, folding cartons, fibre partitions, spiral cores and tubes, labels and flexible packaging. A summary by business segment of net sales, operating profit, identifiable assets, capital expenditures and depreciation, depletion and amortization follows:


                                                                                      YEAR ENDED DECEMBER 31,
                                                                                  --------------------------------
                                                                                    1993        1992        1991
                                                                                  --------    --------    --------
Net sales
     Paperboard/packaging products.............................................   $2,699.5    $2,751.0    $2,653.9
     Newsprint.................................................................      248.1       247.4       286.2
                                                                                  --------    --------    --------
                                                                                  $2,947.6    $2,998.4    $2,940.1
                                                                                  --------    --------    --------
                                                                                  --------    --------    --------
Operating profit (loss)
     Paperboard/packaging products.............................................   $   13.3    $  281.4    $  273.0
     Newsprint.................................................................      (21.4)      (10.3)       36.4
                                                                                  --------    --------    --------
          Total operating profit (loss)........................................       (8.1)      271.1       309.4
Interest expense, net..........................................................     (252.7)     (298.3)     (333.7)
                                                                                  --------    --------    --------
     Loss before income taxes, equity in earnings (loss) of affiliates, minority interests, extraordinary item, and cumulative effect of
       accounting changes......................................................   $ (260.8)   $  (27.2)   $  (24.3)
                                                                                  --------    --------    --------
                                                                                  --------    --------    --------
Identifiable assets
     Paperboard/packaging products.............................................   $2,153.3    $1,960.6    $1,971.6
     Newsprint.................................................................      224.9       235.1       253.1
     Corporate assets..........................................................      218.8       240.7       235.4
                                                                                  --------    --------    --------
                                                                                  $2,597.1    $2,436.4    $2,460.1
                                                                                  --------    --------    --------
                                                                                  --------    --------    --------
Capital expenditures
     Paperboard/packaging products.............................................   $  107.2    $   91.6    $  114.7
     Newsprint.................................................................       10.2         6.3         4.2
                                                                                  --------    --------    --------
                                                                                  $  117.4    $   97.9    $  118.9
                                                                                  --------    --------    --------
                                                                                  --------    --------    --------
Depreciation, depletion and amortization
     Paperboard/packaging products.............................................   $  115.2    $  121.2    $  116.7
     Newsprint.................................................................       15.6        13.7        13.3
                                                                                  --------    --------    --------
                                                                                  $  130.8    $  134.9    $  130.0
                                                                                  --------    --------    --------
                                                                                  --------    --------    --------


     Sales and transfers between segments are not material. Export sales are less than 10% of total sales. Corporate assets consist principally of cash and cash equivalents, refundable and deferred income taxes, investments in affiliates, deferred debt issuance costs and other assets which are not specific to a segment.

                      JEFFERSON SMURFIT CORPORATION (U.S.)
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                               DECEMBER 31, 1993
                         (TABULAR AMOUNTS IN MILLIONS)

13. SUMMARIZED FINANCIAL INFORMATION OF CCA

     Summarized below is financial information for CCA which is the issuer of the Senior Subordinated Notes, Senior Unsecured Notes, Subordinated Debentures and Junior Accrual Debentures.

CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                                                  DECEMBER 31,
                                                                                              --------------------
                                                                                                1993        1992
                                                                                              --------    --------
                                          ASSETS
Current assets.............................................................................   $  448.1    $  365.7
Property and timberlands -- net............................................................    1,073.5       944.5
Due from JSC...............................................................................    1,244.3     1,221.5
Deferred debt issuance costs...............................................................       50.5        64.8
Goodwill...................................................................................       93.7        54.2
Other assets...............................................................................       54.8        46.0
                                                                                              --------    --------
                                                                                              $2,964.9    $2,696.7
                                                                                              --------    --------
                                                                                              --------    --------
                           LIABILITIES AND STOCKHOLDER'S DEFICIT
Current liabilities........................................................................   $  264.4    $  268.4
Long-term debt.............................................................................    2,378.4     2,273.4
Deferred income taxes and other liabilities................................................      371.6       165.2
Stockholder's deficit......................................................................      (49.5)      (10.3)
                                                                                              --------    --------
                                                                                              $2,964.9    $2,696.7
                                                                                              --------    --------
                                                                                              --------    --------

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                      YEAR ENDED DECEMBER 31,
                                                                                  --------------------------------
                                                                                    1993        1992        1991
                                                                                  --------    --------    --------

Net sales......................................................................   $1,931.6    $2,014.4    $1,947.6
Cost of goods sold.............................................................    1,647.4     1,655.3     1,587.4
Selling and administrative expenses............................................      141.8       141.6       136.2
Other..........................................................................       65.0
Interest expense...............................................................      237.4       277.3       313.6
Interest income from JSC.......................................................      173.2       160.1       159.6
Other income...................................................................         .1         5.0         2.4
                                                                                  --------    --------    --------
     Income before income taxes, extraordinary item, and cumulative effect of
       accounting change.......................................................       13.3       105.3        72.4
Provision for income taxes.....................................................       10.0        51.0        39.0
                                                                                  --------    --------    --------
     Income before extraordinary item and cumulative effect of accounting
       change..................................................................        3.3        54.3        33.4
Extraordinary item
     Loss from early extinguishment of debt, net of income tax benefits of
       $21.7 in 1993 and $25.5 in 1992.........................................      (37.8)      (49.1)
Cumulative effect of accounting change for postretirement benefits, net of
  income tax benefits of $2.7 million..........................................       (4.7)
                                                                                  --------    --------    --------
     Net income (loss).........................................................   $  (39.2)   $    5.2    $   33.4
                                                                                  --------    --------    --------
                                                                                  --------    --------    --------


     Intercompany loans to the Company made in connection with the 1989 Recapitalization ($1,262.0 million at December 31, 1993) are classified as long-term by CCA and are evidenced by a demand note

                      JEFFERSON SMURFIT CORPORATION (U.S.)
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                               DECEMBER 31, 1993
                         (TABULAR AMOUNTS IN MILLIONS)

which bears interest at 12.65%, which was the weighted average interest rate applicable to the bank credit facilities and the various debt securities sold in connection with the 1989 Recapitalization. Term loans to the Company under the Securitization Program ($262.5 million at December 31, 1993) are included in CCA's current assets and bear interest at the average borrowing rate under the Securitization Program (6.56% at December 31, 1993). Other amounts advanced to or from the Company are non-interest bearing.

14. QUARTERLY RESULTS (UNAUDITED)

     The   following  is  a  summary  of  the  unaudited  quarterly  results  of operations:


                                                                     FIRST     SECOND      THIRD     FOURTH
                                                                    QUARTER    QUARTER    QUARTER    QUARTER
                                                                    -------    -------    -------    -------
1993
     Net sales...................................................   $735.9     $734.9     $745.7     $731.1
     Gross profit................................................    100.1       99.4       95.8       79.2
     Income (loss) from operations(1)............................     39.8       40.0     (111.6 )     17.1
     Loss before extraordinary item and cumulative effect of
       accounting changes........................................    (15.5 )    (14.6 )   (116.7 )    (27.8 )
     Loss from early extinguishment of debt......................               (37.8 )
     Cumulative effect of changes in accounting principles
          Postretirement benefits................................    (37.0 )
          Income taxes...........................................     20.5
     Net loss....................................................    (32.0 )    (52.4 )   (116.7 )    (27.8 )
1992
     Net sales...................................................   $741.9     $749.0     $773.0     $734.5
     Gross profit................................................    110.7      121.5      140.5      126.4
     Income from operations......................................     53.7       65.3       83.6       65.1
     Income (loss) before extraordinary item.....................    (19.9 )    (11.3 )      1.6       (4.4 )
     Loss from early extinguishment of debt......................                          (49.8 )
     Net loss....................................................    (19.9 )    (11.3 )    (48.2 )     (4.4 )


- ------------


(1) In the third quarter of 1993, the Company recorded a pre-tax charge of $96 million to recognize the effects of a restructuring program designed to improve the Company's long term competitive position and recorded a pre-tax charge of $54 million relating primarily to environmental matters.

                 [LOGO]

                        CONTAINER CORPORATION OF AMERICA
                      JEFFERSON SMURFIT CORPORATION (U.S.)

                                                         [ALTERNATE]

PROSPECTUS


                                  $400,000,000
                                     [LOGO]
                        CONTAINER CORPORATION OF AMERICA
              $300,000,000        % SERIES A SENIOR NOTES DUE 2004
              $100,000,000        % SERIES B SENIOR NOTES DUE 2002


- ----------------------------------------------------------
         UNCONDITIONALLY  GUARANTEED  ON  A  SENIOR  BASIS  BY
          JEFFERSON SMURFIT CORPORATION (U.S.)

- ----------------------------------------------------------
    INTEREST ON THE SERIES A SENIOR NOTES PAYABLE                        AND

    INTEREST ON THE SERIES B SENIOR NOTES PAYABLE                        AND



- ----------------------------------------------------------
THE SERIES A SENIOR NOTES WILL BE REDEEMABLE  AT THE OPTION OF CCA, IN WHOLE  OR
IN  PART, ANY TIME ON OR AFTER   ,  1999, INITIALLY AT   % OF THEIR PRINCIPAL
   AMOUNT, PLUS  ACCRUED  INTEREST,  DECLINING TO  100%  OF  THEIR  PRINCIPAL
   AMOUNT,  PLUS ACCRUED  INTEREST, ON OR  AFTER    . IN  ADDITION, CCA MAY
     REDEEM, AT ANY TIME PRIOR  TO            , 1997, UP TO $100  MILLION
       AGGREGATE  PRINCIPAL AMOUNT  OF THE  SERIES A  SENIOR NOTES,  AT A
       REDEMPTION PRICE OF    % OF THEIR PRINCIPAL AMOUNT, PLUS ACCRUED
         INTEREST, WITH THE  NET CASH  PROCEEDS FROM  AN ISSUANCE  OF
           CAPITAL  STOCK OF CCA OR  JSC OR ANY PARENT  OF CCA TO THE
           EXTENT THAT SUCH PROCEEDS  ARE CONTRIBUTED TO CCA.  THE
              SERIES  B SENIOR NOTES WILL  NOT BE REDEEMABLE PRIOR
                                 TO MATURITY.


- ----------------------------------------------------------
THE SERIES A SENIOR NOTES AND THE SERIES B SENIOR NOTES WILL BE SENIOR UNSECURED OBLIGATIONS OF CCA AND THE GUARANTEES OF THE SERIES A SENIOR NOTES AND THE
       SERIES B SENIOR NOTES WILL BE SENIOR UNSECURED OBLIGATIONS OF JSC.

- ----------------------------------------------------------
               SEE 'RISK FACTORS' FOR INFORMATION THAT SHOULD BE
                      CONSIDERED BY PROSPECTIVE INVESTORS.

- ----------------------------------------------------------
THESE  SECURITIES HAVE  NOT BEEN APPROVED  OR DISAPPROVED BY  THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS   THE
    SECURITIES  AND EXCHANGE  COMMISSION OR ANY  STATE SECURITIES COMMISSION
      PASSED UPON  THE  ACCURACY  OR  ADEQUACY  OF  THIS  PROSPECTUS.  ANY
                   REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        ----------------------------------------

    This Prospectus is to be used by Morgan Stanley & Co. Incorporated in connection with offers and sales in market-making transactions at negotiated prices related to prevailing market prices at the time of sale. Morgan Stanley & Co. Incorporated may act as principal or agent in such transactions.

                                                         [ALTERNATE]

                             ADDITIONAL INFORMATION

     Container Corporation of America ('CCA') and Jefferson Smurfit Corporation (U.S.) ('JSC') have filed with the Securities and Exchange Commission (the 'Commission') a Registration Statement (which term shall encompass any amendment thereto) on Form S-2 under the Securities Act of 1933 (the 'Securities Act'), with respect to the Series A Senior Notes and the Series B Senior Notes and JSC's guarantees thereof. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, to which reference is hereby made. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

     JSC is subject to the informational requirements of the Securities Exchange Act of 1934 (the 'Exchange Act'), and in accordance therewith is required to file reports and other information with the Commission. The Registration Statement and the exhibits thereto filed by CCA and JSC with the Commission, as well as such reports and other information filed by JSC with the Commission, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and should also be available for inspection and copying at the regional offices of the Commission located in the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such reports and other information may also be inspected at the offices of the Pacific Stock Exchange, 301 Pine Street, Suite 1104, San Francisco, California 94104, until consummation of the Subordinated Debt Refinancing (as defined below).

     The respective indentures pursuant to which the Series A Senior Notes and Series B Senior Notes will be issued require JSC to file with the Commission annual reports containing consolidated financial statements and the related report of independent public accountants and quarterly reports containing unaudited condensed consolidated financial statements for the first three quarters of each fiscal year for so long as any Series A Senior Notes or Series B Senior Notes, as the case may be, are outstanding.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents which have been filed with the Commission by JSC are hereby incorporated by reference in this Prospectus:

          (1) JSC's Annual Report on Form 10-K for the fiscal year ended December 31, 1992, filed with the Commission on March 30, 1993; and JSC's Amendment to Annual Report on Form 8, filed with the Commission on April 28, 1993;

          (2) JSC's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1993, June 30, 1993 and September 30, 1993 filed with the Commission on May 5, 1993, August 12, 1993 and November 15, 1993, respectively;


          (3) JSC's Current Reports on Form 8-K, filed with the Commission on February 25, 1993, October 14, 1993 and March 3, 1994; and

          (4) All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 1992.

     Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     Copies of all documents which are incorporated herein by reference (not including the exhibits to such information, unless such exhibits are specifically incorporated by reference in such information)
                                      A-2
will be provided without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request. Copies of this Prospectus, as amended or supplemented from time to time, and any other documents (or parts of documents) that constitute part of the Prospectus under
Section 10(a) of the Securities Act will also be provided without charge to each such person, upon written or oral request. Requests should be directed to JSC,
Attention: Patrick J. Moore, 8182 Maryland Avenue, St. Louis, Missouri 63105; telephone (314) 746-1100.

     No action has been or will be taken in any jurisdiction by CCA, JSC or the Underwriter that would permit a public offering of the Series A Senior Notes and the Series B Senior Notes or possession or distribution of this Prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons into whose possession this Prospectus comes are required by CCA, JSC and the Underwriter to inform themselves about and to observe any restrictions as to the offering of the Series A Senior Notes and the Series B Senior Notes and the distribution of this Prospectus.

     In this Prospectus, references to 'dollar' and '$' are to United States dollars, and the terms 'United States' and 'U.S.' mean the United States of America, its states, its territories, its possessions and all areas subject to its jurisdiction. All tons referenced are short tons.

- ----------------------------------------------------------
                               TABLE OF CONTENTS

                                                  PAGE
                                                  ----
Additional Information.........................
Incorporation of Certain Documents by
  Reference....................................
Prospectus Summary.............................
Risk Factors...................................
Recapitalization Plan..........................
Use of Proceeds................................
Capitalization.................................
Selected Historical Financial Data.............
Pro Forma Financial Data.......................
Management's Discussion and Analysis of Results
  of Operations and Financial Condition........

                                                  PAGE
                                                  ----
Business.......................................
Management.....................................
Security Ownership of Certain Beneficial
  Owners.......................................
Certain Transactions...........................
Description of Certain Indebtedness............
Description of the Senior Notes................
Market-Making Activities of MS&Co. ............
Legal Matters..................................
Experts........................................
Index to Financial Statements..................

                                                                     [ALTERNATE]

TRADING MARKET FOR THE SENIOR NOTES

     The Senior Notes are not listed for trading on any securities exchange or on any automated dealer quotation system. MS&Co. currently makes a market in the Senior Notes. However, MS&Co. is not obligated to make a market for the Senior Notes and may discontinue or suspend such market-making at any time without notice. Accordingly, no assurance can be given as to the liquidity of, or the trading market for, the Senior Notes. Further, the liquidity of, and trading market for, the Senior Notes may be adversely affected by declines and volatility in the market for high yield securities generally as well as any changes in the Company's financial performance or prospects.

                                                                     [ALTERNATE]

                       MARKET-MAKING ACTIVITIES OF MS&CO.

     This Prospectus is to be used by MS&Co. in connection with offers and sales of the Senior Notes in market-making transactions at negotiated prices related to prevailing market prices at the time of sale. MS&Co. may act as principal or agent in such transactions. MS&Co. has no obligation to make a market for the Senior Notes and may discontinue or suspend its market-making activities at any time without notice.

     MS&Co. acted as underwriter in connection with the original offering of the
Senior Notes and  received an underwriting  commission of  $         million  in
connection therewith.


     Upon consummation of the Equity Offerings and the SIBV Investment, affiliates of MS&Co. will own approximately 30.8% of the outstanding shares of Holdings Common Stock (30.0% if the overallotment option is exercised in full). See 'Security Ownership of Certain Beneficial Owners'. Donald P. Brennan, Alan
E. Goldberg and David R. Ramsay, directors of Holdings, JSC and CCA, are designees of MSLEF II. For a description of certain transactions between Holdings, JSC, CCA, MSLEF II, MS&Co. and affiliates of MS&Co., see 'Certain Transactions'.

                                                                     [ALTERNATE]

                                 LEGAL MATTERS

     The validity of the Senior Notes and the guarantees thereof have been passed upon for CCA and JSC by Skadden, Arps, Slate, Meagher & Flom, New York, New York. Certain legal matters have been passed upon for the Underwriter by Shearman & Sterling, New York, New York. Skadden, Arps, Slate, Meagher & Flom also represented MSLEF II and Holdings in connection with the 1989 Transaction, the 1992 Transaction and regularly represents MS&Co. and MSLEF II on a variety of legal matters. Shearman & Sterling regularly represents MSLEF II on a variety of legal matters.

                                    PART II
                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth all fees and expenses payable by CCA in connection with the offering of the securities being registered hereby, other than underwriting discounts and commissions. All of such expenses, except the Securities and Exchange Commission registration fee and the National Association of Securities Dealers, Inc. filing fees, are estimated.


                                              EXPENSES                                                   AMOUNT
- ----------------------------------------------------------------------------------------------------   ----------
Securities and Exchange Commission registration fee.................................................   $  206,897
National Association of Securities Dealers, Inc. filing fee.........................................       30,500
Blue Sky fees and expenses..........................................................................       20,000
Printing and engraving expenses.....................................................................
Legal fees and expenses.............................................................................
Accounting fees and expenses........................................................................
Miscellaneous.......................................................................................
                                                                                                       ----------
          Total.....................................................................................   $
                                                                                                       ----------
                                                                                                       ----------


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.


     The By-Laws of the Co-Registrants provide, and following the consummation of the Offerings will continue to provide, the Co-Registrants with the authority to indemnify their directors, officers, employees and agents to the full extent allowed by Delaware law. It is anticipated that Holdings will enter into indemnification agreements with each of its directors which will provide such persons, in their capacities (among others) as directors and/or officers of Holdings, the Co-Registrants and each of their respective subsidiaries, with indemnification, and advancements for expenses, in connection with certain events, whether occurring before or after the consummation of the Offerings. In addition, Holdings maintains, and following the consummation of the Offerings will continue to maintain, an insurance policy which provides directors and officers of the Co-Registrants with coverage in connection with certain events, whether occurring before or after the consummation of the Offerings. In addition, the Co-Registrants have indemnified SIBV and MSLEF II and certain related parties with respect to matters relating to their business, pursuant to an organization agreement among such parties.


     See  Item  17   for  the  Co-Registrants'   undertaking  with  respect   to
indemnification.


ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits.


          1.1         Form of Underwriting Agreement.
          3.1*        Form of Restated Certificate of Incorporation of JSC.
          3.2*        Form of Restated Certificate of Incorporation of CCA.
          3.3*        Form of By-laws of JSC.
          3.4*        Form of By-laws of CCA.
          4.1*        Form of Indenture for the Series A Senior Notes.
          4.2*        Form of Indenture for the Series B Senior Notes.
          4.3         Indenture  for  the 1993  Notes (incorporated  by  reference to  Exhibit 4.4  to Holdings'
                      Registration Statement on Form S-1 (File No. 33-75520)).
          4.4*        First Supplemental Indenture to the 1993 Note Indenture
          4.5         Indenture for the Senior Subordinated Notes  (incorporated by reference to Exhibit 4.6  to
                      Holdings' Registration Statement on Form S-1 (File No. 33-75520)).
          4.6         Indenture  for the  Subordinated Debentures (incorporated  by reference to  Exhibit 4.7 to
                      Holdings' Registration Statement on Form S-1 (File No. 33-75520)).
          4.7         Indenture for the Junior Accrual Debentures (incorporated by reference to Exhibit 4.8 to
                      Holdings' Registration Statement on Form S-1 (File No. 33-75520)).

          5.1*        Opinion of Skadden, Arps, Slate, Meagher & Flom.
         10.1         Second Amended and Restated Organization Agreement, as of August 26, 1992, among JSC, CCA,
                      MSLEF II, Inc., SIBV, Holdings and MSLEF II (incorporated by reference to Exhibit  10.1(d)
                      to JSC's quarterly report on Form 10-Q for the quarter ended September 30, 1992).
         10.2*        Form  of  Stockholders  Agreement  among  Holdings, SIBV,  MSLEF  II  and  certain related entities.
         10.3*        Form of Registration Rights Agreement among Holdings, MSLEF II and SIBV.
         10.4         Shareholders Agreement,  dated as  of February  21,  1986, between  JSC and  Times  Mirror
                      (incorporated  by reference  to Exhibit  4.2 to  JSC's Current  Report on  Form 8-K, dated
                      February 21, 1986).
         10.5         Restated Newsprint Agreement,  dated January 1,  1990, by  and between SNC  and The  Times
                      Mirror  Company (incorporated by reference to Exhibit 10.39 to JSC's Annual Report on Form
                      10-K for the  fiscal year ended  December 31, 1990).  Portions of this  exhibit have  been excluded pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.
         10.6         Operating  Agreement,  dated  as  of  April  30, 1992,  by  and  between  CCA  and Smurfit
                      Paperboard, Inc. (incorporated by reference to Exhibit 10.42 to JSC's quarterly report  on
                      Form 10-Q for the quarter ended March 31, 1992).
         10.7         Stock  Purchase Agreement,  dated as  of January  15, 1986,  between JSC  and Times Mirror
                      (incorporated by  reference to  Exhibit  2 to  JSC's Current  Report  on Form  8-K,  dated
                      February 21, 1986).
         10.8(a)      Financial Advisory Services Agreement, dated September 12, 1989, among MS&Co., the Company and SIBV (incorporated by reference to Exhibit 10.8(a) to JSC/CCA's Registration Statement
                      on Form S-1 (File No. 33-31212)).
         10.8(b)      Financial  Advisory  Services Agreement  Amendment, dated  as of  October 19,  1989, among
                      MS&Co., the Company and  SIBV (incorporated by reference  to Exhibit 10.8(b) to  JSC/CCA's
                      Registration Statement on Form S-1 (File No. 33-31212)).
         10.9         Deferred  Compensation Agreement, dated January 1, 1979,  between JSC and James B. Malloy, as amended and effective November 10, 1983 (incorporated by reference to Exhibit 10(m)  to
                      JSC's Registration Statement on Form S-1 (File No. 2-86554)).
         10.10(a)     JSC  Deferred Compensation Capital Enhancement Plan  (incorporated by reference to Exhibit
                      10(r) to JSC's quarterly report on Form 10-Q for the quarter ended September 30, 1985).
         10.10(b)     Amendment No. 1  to the Deferred  Compensation Capital Enhancement  Plan (incorporated  by reference  to Exhibit 10.37  to JSC/CCA's Annual Report  on Form 10-K  for the fiscal year ended December 31, 1989).
         10.11        Letter Agreement, dated November 24, 1982,  between C. Larry Bradford and Alton  Packaging
                      Corporation,  as amended  and effective  November 10,  1983 (incorporated  by reference to
                      Exhibit 10(g) to JSC's Registration Statement on Form S-1 (File No. 2-86554)).
         10.12        Form  of  Agreement  for  Indemnification  of  Directors  and  Officers  of  JSC  and  CCA
                      (incorporated  by reference to Exhibit  10(v) to JSC's Annual Report  on Form 10-K for the
                      fiscal year ended December 31, 1986).
         10.13(a)     JSC Deferred Director's Fee Plan (incorporated by reference to Exhibit 10.33 to  JSC/CCA's
                      Annual Report on Form 10-K for the fiscal year ended December 31, 1989).
         10.13(b)     Amendment  No. 1 to JSC Deferred Director's Fee Plan (incorporated by reference to Exhibit
                      10.34 to JSC/CCA's  Annual Report  on Form  10-K for the  fiscal year  ended December  31,
                      1989).
         10.14        Jefferson Smurfit Corporation Management Incentive Plan 1994 (incorporated by reference to
                      Exhibit 10.14 to Holdings' Registration Statement on Form S-1 (File No. 33-75520)).
         10.15*       Jefferson Smurfit Corporation (U.S.) 1994 Long-Term Incentive Plan.
         10.16        Rights  Agreement, dated  as of April  30, 1992,  among CCA, Smurfit  Paperboard, Inc. and
                      Bankers Trust Company, as collateral trustee  (incorporated by reference to Exhibit  10.43 to JSC's quarterly report on Form 10-Q for the quarter ended March 31, 1992).

         10.17        1992  SIBV/MS Holdings, Inc. Stock Option Plan (incorporated by reference to Exhibit 10.48 to JSC's quarterly report on Form 10-Q for the quarter ended September 30, 1992).
         10.18*       Commitment Letter, dated February 10, 1994,  among JSC, CCA, Chemical, Bankers Trust,  CSI and BTSC.
         12.1         Calculation of Historical Ratios of Earnings to Fixed Charges.
         23.1*        Consent of Skadden, Arps, Slate, Meagher & Flom (included in Exhibit 5).
         23.2         Consent of Ernst & Young.
         24.1         Powers of Attorney (other than Powers of Attorney previously filed).
         25.1*        Statement  on Form T-1 of the eligibility of        , as Trustee under the Series A Senior
                      Note Indenture and the Series B Senior Note Indenture.



     (b) *** Financial Statement Schedules:



        Schedule II:     Amounts Receivable From  Related Parties  and Underwriters,  Promoters and  Employees
                           Other than Related Parties
        Schedule V:      Property, Plant and Equipment
        Schedule VI:     Accumulated Depreciation, Depletion and Amortization of Property, Plant and Equipment
        Schedule VIII:   Valuation and Qualifying Accounts
        Schedule X:      Supplementary Income Statement Information



*   To be filed by amendment.



**  Previously filed.



*** All other schedules specified under Regulation S-X for the Registrant have been omitted because they are either not applicable, not required or because the information required is included in the Financial Statements of the Registrant or notes thereto.


ITEM 17. UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 ('Securities Act') may be permitted to directors, officers and controlling persons of the Co-Registrants pursuant to the foregoing provisions, or otherwise, the Co-Registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Co-Registrants of expenses incurred or paid by a director, officer or controlling person of the Co-Registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Co-Registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The Co-Registrants hereby undertake:

          (1) That for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Co-Registrants pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) That for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

                (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

                (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

             (b) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

             (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

             (d) If the Co-Registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Rule 3-19 of Regulation S-X at the start of any delayed offering or throughout a continuous offering.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Co-Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on March 28, 1994.


                                          CONTAINER CORPORATION OF AMERICA

                                          By          /s/ JOHN R. FUNKE
                                             ...................................
                                                       John R. Funke
                                                     Vice President and
                                                  Chief Financial Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



                SIGNATURE                                       TITLE                               DATE
- ------------------------------------------  ----------------------------------------------   ------------------
                    *                       Director, Chairman of the Board
 .........................................
           MICHAEL W.J. SMURFIT
                    *                       Director, President and Chief Executive
 .........................................  Officer (Principal Executive Officer)
             JAMES E. TERRILL
            /s/ JOHN R. FUNKE               Vice President and Chief Financial Officer           March 28, 1994
 .........................................  (Principal Financial and
              JOHN R. FUNKE                 Accounting Officer)
                    *                       Director
 .........................................
             HOWARD E. KILROY
                    *                       Director
 .........................................
            DONALD P. BRENNAN
                    *                       Director
 .........................................
             ALAN E. GOLDBERG
                    *                       Director
 .........................................
             DAVID R. RAMSAY



                                          *By          /s/ JOHN R. FUNKE
                                              ..................................
                                                        JOHN R. FUNKE
                                                      ATTORNEY-IN-FACT
                                                       MARCH 28, 1994

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Co-Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on March 28, 1994.



                                          JEFFERSON SMURFIT CORPORATION


                                          By          /s/ JOHN R. FUNKE
                                             ...................................
                                                       John R. Funke
                                                     Vice President and
                                                  Chief Financial Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



                SIGNATURE                                       TITLE                               DATE
- ------------------------------------------  ----------------------------------------------   ------------------
                    *                       Director, Chairman of the Board
 .........................................
           MICHAEL W.J. SMURFIT
                    *                       Director, President and Chief Executive
 .........................................  Officer (Principal Executive Officer)
             JAMES E. TERRILL
            /s/ JOHN R. FUNKE               Vice President and Chief Financial Officer           March 28, 1994
 .........................................  (Principal Financial and
              JOHN R. FUNKE                 Accounting Officer)
                    *                       Director
 .........................................
             HOWARD E. KILROY
                    *                       Director
 .........................................
            DONALD P. BRENNAN
                    *                       Director
 .........................................
             ALAN E. GOLDBERG
                    *                       Director
 .........................................
             DAVID R. RAMSAY



                                          *By          /s/ JOHN R. FUNKE
                                              ..................................
                                                        JOHN R. FUNKE
                                                      ATTORNEY-IN-FACT
                                                       MARCH 28, 1994

                      JEFFERSON SMURFIT CORPORATION (U.S.)
             SCHEDULE II -- AMOUNTS RECEIVABLE FROM RELATED PARTIES
                AND UNDERWRITERS, PROMOTERS, AND EMPLOYEES OTHER
                              THAN RELATED PARTIES
                                 (IN MILLIONS)

               COLUMN A                    COLUMN B      COLUMN C           COLUMN D                 COLUMN E
- --------------------------------------    ----------     --------     ---------------------     -------------------
                                                                                                  BALANCE AT END
                                                                           DEDUCTIONS                OF PERIOD
                                                                      ---------------------     -------------------
                                          BALANCE AT                                AMOUNTS
                                          BEGINNING                    AMOUNTS      WRITTEN                   NOT
            NAME OF DEBTOR                OF PERIOD      ADDITIONS    COLLECTED       OFF       CURRENT     CURRENT
- --------------------------------------    ----------     --------     ---------     -------     -------     -------
Year ended December 31, 1993
  JS Group............................       $             $            $            $           $           $
                                            -----        --------     ---------     -------     -------     -------
                                            -----        --------     ---------     -------     -------     -------
Year ended December 31, 1992
  JS Group............................       $             $            $            $           $           $
                                            -----        --------     ---------     -------     -------     -------
                                            -----        --------     ---------     -------     -------     -------
Year ended December 31, 1991
  JS Group............................       $5.2          $            $ 5.2        $           $           $
                                            -----        --------     ---------     -------     -------     -------
                                            -----        --------     ---------     -------     -------     -------

                      JEFFERSON SMURFIT CORPORATION (U.S.)
                  SCHEDULE V -- PROPERTY, PLANT AND EQUIPMENT
                                 (IN MILLIONS)

                   COLUMN A                         COLUMN B      COLUMN C     COLUMN D       COLUMN E      COLUMN F
- -----------------------------------------------   ------------    --------    -----------    -----------    --------
                                                   BALANCE AT                                   OTHER
                                                  BEGINNING OF                                 CHANGES      BALANCE
                                                   PERIOD, AS     ADDITIONS                  ADD(DEDUCT)     AT END
                                                   PREVIOUSLY     AT COSTS                    DESCRIBE         OF
                CLASSIFICATION                      REPORTED        (A)       RETIREMENTS        (B)         PERIOD
- -----------------------------------------------   ------------    --------    -----------    -----------    --------
Year ended December 31, 1993
     Land......................................     $   47.6       $            $  (1.3)       $  13.9      $  60.2
     Buildings and leasehold improvements......        216.4          9.6          (2.6)          17.9        241.3
     Machinery, fixtures and equipment.........      1,477.8        119.7         (40.0)          43.6      1,601.1
     Construction in progress..................         53.3        (14.9)         (1.8)          (1.5)        35.1
                                                  ------------    --------    -----------    -----------    --------
                                                    $1,795.1       $114.4       $ (45.7)       $  73.9      $1,937.7
                                                  ------------    --------    -----------    -----------    --------
                                                  ------------    --------    -----------    -----------    --------
     Timberland, less timber depletion.........     $  226.4       $ 20.1       $   (.7)       $  15.7      $ 261.5
                                                  ------------    --------    -----------    -----------    --------
                                                  ------------    --------    -----------    -----------    --------
Year ended December 31, 1992
     Land......................................     $   47.3       $   .2       $              $    .1      $  47.6
     Buildings and leasehold improvements......        211.3          5.3           (.3)            .1        216.4
     Machinery, fixtures and equipment.........      1,418.8         79.1         (23.5)           3.4      1,477.8
     Construction in progress..................         59.1         (5.8)                                     53.3
                                                  ------------    --------    -----------    -----------    --------
                                                    $1,736.5       $ 78.8       $ (23.8)       $   3.6      $1,795.1
                                                  ------------    --------    -----------    -----------    --------
                                                  ------------    --------    -----------    -----------    --------
     Timberland, less timber depletion.........     $  228.5       $ 20.4       $  (2.2)       $ (20.3)     $ 226.4
                                                  ------------    --------    -----------    -----------    --------
                                                  ------------    --------    -----------    -----------    --------
Year ended December 31, 1991
     Land......................................     $   50.4       $   .3       $   (.1)       $  (3.3)     $  47.3
     Buildings and leasehold improvements......        205.0          4.9          (2.0)           3.4        211.3
     Machinery, fixtures and equipment.........      1,329.7         99.9         (13.4)           2.6      1,418.8
     Construction in progress..................         56.4          2.5                           .2         59.1
                                                  ------------    --------    -----------    -----------    --------
                                                    $1,641.5       $107.6       $ (15.5)       $   2.9      $1,736.5
                                                  ------------    --------    -----------    -----------    --------
                                                  ------------    --------    -----------    -----------    --------
     Timberland, less timber depletion.........     $  231.9       $ 16.9       $  (2.3)       $ (18.0)     $ 228.5
                                                  ------------    --------    -----------    -----------    --------
                                                  ------------    --------    -----------    -----------    --------

- ------------
(A) Includes capitalized leases which are not reflected in the Consolidated Statements of Cash Flow.

(B) See next page.

                      JEFFERSON SMURFIT CORPORATION (U.S.)
                  SCHEDULE V -- PROPERTY, PLANT AND EQUIPMENT
                          COMPONENTS OF OTHER CHANGES
                                 (IN MILLIONS)

                                                                                                                  TOTAL
                                                                                           TIMBER                 OTHER
           CLASSIFICATION              ACQUISITIONS    SFAS 109(A)    RESTRUCTURING(B)    DEPLETION    OTHER     CHANGES
- ------------------------------------   ------------    -----------    ----------------    ---------    ------    -------
Year ended December 31, 1993
     Land...........................       $             $  15.2           $ (1.5)         $           $   .2    $ 13.9
     Buildings and leasehold
       improvements.................                        27.7             (9.9)                         .1      17.9
     Machinery, fixtures and
       equipment....................        1.4            120.5            (78.0)                        (.3)     43.6
     Construction in progress.......         .1                              (1.5)                        (.1)     (1.5 )
                                          -----        -----------        -------         ---------    ------    -------
                                           $1.5          $ 163.4           $(90.9)         $           $  (.1)   $ 73.9
                                          -----        -----------        -------         ---------    ------    -------
                                          -----        -----------        -------         ---------    ------    -------
     Timberland, less timber
       depletion....................       $             $  35.9                           $ (20.2)    $         $ 15.7
                                          -----        -----------        -------         ---------    ------    -------
                                          -----        -----------        -------         ---------    ------    -------
Year ended December 31, 1992
     Land...........................       $             $                 $               $           $   .1    $   .1
     Buildings and leasehold
       improvements.................                                                                       .1        .1
     Machinery, fixtures and
       equipment....................        5.2                                                          (1.8)      3.4
     Construction in progress.......
                                          -----        -----------        -------         ---------    ------    -------
                                           $5.2          $                 $               $           $ (1.6)   $  3.6
                                          -----        -----------        -------         ---------    ------    -------
                                          -----        -----------        -------         ---------    ------    -------
     Timberland, less timber
       depletion....................       $             $                 $               $ (20.3)    $         $(20.3 )
                                          -----        -----------        -------         ---------    ------    -------
                                          -----        -----------        -------         ---------    ------    -------
Year ended December 31, 1991
     Land...........................       $ .1          $                 $               $           $ (3.4)   $ (3.3 )
     Buildings and leasehold
       improvements.................         .8                                                           2.6       3.4
     Machinery, fixtures and
       equipment....................        3.2                                                           (.6)      2.6
     Construction in progress.......         .3                                                           (.1)       .2
                                          -----        -----------        -------         ---------    ------    -------
                                           $4.4          $                 $               $           $ (1.5)   $  2.9
                                          -----        -----------        -------         ---------    ------    -------
                                          -----        -----------        -------         ---------    ------    -------
     Timberland, less timber
       depletion....................       $             $                 $               $ (18.1)    $   .1    $(18.0 )
                                          -----        -----------        -------         ---------    ------    -------
                                          -----        -----------        -------         ---------    ------    -------

- ------------

 (A) Represents increase in property balances in connection with the adoption of SFAS No. 109. See footnote 6 to the December 31, 1993 consolidated financial statements.

 (B) Represents reduction in property balances in connection with restructuring and other charges. See footnote 11 to the December 31, 1993 consolidated financial statements.

                      JEFFERSON SMURFIT CORPORATION (U.S.)
      SCHEDULE VI -- ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION
                        OF PROPERTY, PLANT AND EQUIPMENT
                                 (IN MILLIONS)

                                                  COLUMN B
                                                ------------     COLUMN C                      COLUMN E      COLUMN F
                                                 BALANCE AT     ----------                   ------------    --------
                                                BEGINNING OF    ADDITIONS                       OTHER        BALANCE
                  COLUMN A                       PERIOD, AS     CHARGED TO     COLUMN D        CHANGES        AT END
- ---------------------------------------------    PREVIOUSLY     COSTS AND     -----------    ADD (DEDUCT)       OF
                 DESCRIPTION                      REPORTED       EXPENSES     RETIREMENTS    DESCRIBE(A)      PERIOD
- ---------------------------------------------   ------------    ----------    -----------    ------------    --------
Year ended December 31, 1993:
     Buildings and leasehold improvements....      $ 52.1         $ 11.2        $  (1.6)        $ (5.8)       $ 55.9
     Machinery, fixtures and equipment.......       472.9           92.1          (19.1)         (38.6)        507.3
                                                ------------    ----------    -----------    ------------    --------
                                                   $525.0         $103.3        $ (20.7)        $(44.4)       $563.2
                                                ------------    ----------    -----------    ------------    --------
                                                ------------    ----------    -----------    ------------    --------
Year ended December 31, 1992:
     Buildings and leasehold improvements....      $ 41.9         $ 10.6        $   (.2)        $  (.2)       $ 52.1
     Machinery, fixtures and equipment.......       397.2           95.9          (20.2)                       472.9
                                                ------------    ----------    -----------    ------------    --------
                                                   $439.1         $106.5        $ (20.4)        $  (.2)       $525.0
                                                ------------    ----------    -----------    ------------    --------
                                                ------------    ----------    -----------    ------------    --------
Year ended December 31, 1991:
     Buildings and leasehold improvements....      $ 34.1         $  9.7        $  (1.9)        $             $ 41.9
     Machinery, fixtures and equipment.......       312.0           96.1          (11.7)            .8         397.2
                                                ------------    ----------    -----------    ------------    --------
                                                   $346.1         $105.8        $ (13.6)        $   .8        $439.1
                                                ------------    ----------    -----------    ------------    --------
                                                ------------    ----------    -----------    ------------    --------

- ------------

 (A) See next page.

     The annual provisions for depreciation have been computed principally in accordance with the following estimated lives:

          Building and leasehold improvements -- 20 to 50 years

          Machinery, fixtures and equipment -- 3 to 30 years

                      JEFFERSON SMURFIT CORPORATION (U.S.)
       SCHEDULE VI -- ACCMULATED DEPRECIATION, DEPLETION AND AMORTIZATION
                          COMPONENTS OF OTHER CHANGES
                                 (IN MILLIONS)

                                                                                                                  TOTAL
                                                                                                                  OTHER
                  CLASSIFICATION                     ACQUISITIONS    SFAS 109(1)    RESTRUCTURING(2)    OTHER    CHANGES
- --------------------------------------------------   ------------    -----------    ----------------    -----    -------
Year Ended December 31, 1993
     Building and leasehold improvements..........       $              $  .2            $ (5.7)        $(.3)    $ (5.8)
     Machinery, fixtures and equipment............         .4             2.8             (41.8)                  (38.6)
                                                          ---           -----           -------         -----    -------
                                                         $ .4           $ 3.0            $(47.5)        $(.3)    $(44.4)
                                                          ---           -----           -------         -----    -------
                                                          ---           -----           -------         -----    -------
Year ended December 31, 1992
     Buildings and leasehold improvements.........       $              $                $              $(.2)    $  (.2)
     Machinery, fixtures and equipment............
                                                          ---           -----           -------         -----    -------
                                                         $              $                $              $(.2)    $  (.2)
                                                          ---           -----           -------         -----    -------
                                                          ---           -----           -------         -----    -------
Year Ended December 31, 1991
     Buildings and leasehold improvements.........       $ .1           $                $              $(.1)    $
     Machinery, fixtures and equipment............         .8                                                        .8
                                                          ---           -----           -------         -----    -------
                                                         $ .9           $                $              $(.1)    $   .8
                                                          ---           -----           -------         -----    -------
                                                          ---           -----           -------         -----    -------

- ------------

(1) Represents increase in property balances in connection with the adoption of SFAS No. 109. See footnote 6 to the December 31, 1993 consolidated financial statements.

(2) Represents reduction in property balances in connection with restructuring and other charges. See footnote 11 to the December 31, 1993 consolidated financial statements.

                      JEFFERSON SMURFIT CORPORATION (U.S.)
               SCHEDULE VIII -- VALUATION AND QUALIFYING ACCOUNTS
                                 (IN MILLIONS)

                                                     COLUMN B
                                                   ------------            COLUMN C                          COLUMN E
                                                    BALANCE AT     ------------------------     COLUMN D     --------
                                                   BEGINNING OF                  CHARGED TO    ----------    BALANCE
                    COLUMN A                        PERIOD, AS     CHARGED TO      OTHER       DEDUCTIONS     AT END
- ------------------------------------------------    PREVIOUSLY     COSTS AND      ACCOUNTS      DESCRIBE        OF
                  DESCRIPTION                        REPORTED       EXPENSES      DESCRIBE        (A)         PERIOD
- ------------------------------------------------   ------------    ----------    ----------    ----------    --------
Year ended December 31, 1993
     Allowance for doubtful accounts............       $7.8           $4.0          $             $2.6         $9.2
                                                      -----          -----         -----         -----       --------
                                                      -----          -----         -----         -----       --------
Year ended December 31, 1992
     Allowance for doubtful accounts............       $8.2           $3.5          $             $3.9         $7.8
                                                      -----          -----         -----         -----       --------
                                                      -----          -----         -----         -----       --------
Year ended December 31, 1991
     Allowance for doubtful accounts............       $7.8           $3.6          $             $3.2         $8.2
                                                      -----          -----         -----         -----       --------
                                                      -----          -----         -----         -----       --------

- ------------

(A) Uncollectible accounts written off, net of recoveries.

                      JEFFERSON SMURFIT CORPORATION (U.S.)
            SCHEDULE X -- SUPPLEMENTARY INCOME STATEMENT INFORMATION
                                 (IN MILLIONS)

                                                                                        COLUMN B
                                                                          -------------------------------------
                     COLUMN A                                                    YEAR ENDED DECEMBER 31,
- ---------------------------------------------------                       -------------------------------------
                       ITEM                                    1993                       1992                       1991
- ---------------------------------------------------   -----------------------    -----------------------    -----------------------
Maintenance and repairs............................           $ 237.8                    $ 232.0                    $ 208.5

     Amounts for (i) depreciation and amortization of intangible assets, pre-operating costs and similar deferrals, (ii) taxes, other than payroll and income taxes, (iii) royalties and (iv) advertising costs are not presented as such amounts are less than 1% of total sales and revenue in all periods.

                                APPENDIX


Graphic and Image Information:



See the narrative descriptions of 5 graphs on pages 7, 42, 43, 44 and 45 in the prospectus of this electronic filing.

                            STATEMENT OF DIFFERENCES

     The registered trademark shall be expressed as 'r'.

                                 EXHIBIT INDEX

        EXHIBIT
          NO.                                               DESCRIPTION                                         PAGE
    ----------------  ---------------------------------------------------------------------------------------   ----
          1.1         Form of Underwriting Agreement.
          3.1*        Form of Restated Certificate of Incorporation of JSC.
          3.2*        Form of Restated Certificate of Incorporation of CCA.
          3.3*        Form of By-laws of JSC.
          3.4*        Form of By-laws of CCA.
          4.1*        Form of Indenture for the Series A Senior Notes.
          4.2*        Form of Indenture for the Series B Senior Notes.
          4.3         Indenture  for the 1993  Notes (incorporated by  reference to Exhibit  4.4 to Holdings'
                      Registration Statement on Form S-1 (File No. 33-75520)).
          4.4*        First Supplemental Indenture to the 1993 Note Indenture
          4.5         Indenture for the Senior Subordinated Notes  (incorporated by reference to Exhibit  4.6 to Holdings' Registration Statement on Form S-1 (File No. 33-75520)).
          4.6         Indenture  for the Subordinated Debentures (incorporated by reference to Exhibit 4.7 to
                      Holdings' Registration Statement on Form S-1 (File No. 33-75520)).
          4.7         Indenture for the Junior Accrual Debentures (incorporated by reference to Exhibit 4.8 to Holdings' Registration Statement on Form S-1 (File No. 33-75520)).
          5.1*        Opinion of Skadden, Arps, Slate, Meagher & Flom.
         10.1         Second Amended and Restated Organization Agreement,  as of August 26, 1992, among  JSC,
                      CCA,  MSLEF II, Inc., SIBV, Holdings and MSLEF II (incorporated by reference to Exhibit
                      10.1(d) to JSC's  quarterly report on  Form 10-Q  for the quarter  ended September  30,
                      1992).
         10.2*        Form  of  Stockholders Agreement  among Holdings,  SIBV, MSLEF  II and  certain related entities.
         10.3*        Form of Registration Rights Agreement among Holdings, MSLEF II and SIBV.
         10.4         Shareholders Agreement, dated  as of February  21, 1986, between  JSC and Times  Mirror
                      (incorporated  by reference to Exhibit  4.2 to JSC's Current  Report on Form 8-K, dated
                      February 21, 1986).
         10.5         Restated Newsprint Agreement, dated January 1, 1990,  by and between SNC and The  Times
                      Mirror  Company (incorporated by reference  to Exhibit 10.39 to  JSC's Annual Report on
                      Form 10-K for the fiscal year ended  December 31, 1990). Portions of this exhibit  have been  excluded  pursuant to  Rule  24b-2 of  the Securities  Exchange  Act of  1934, as
                      amended.
         10.6         Operating Agreement,  dated as  of  April 30,  1992, by  and  between CCA  and  Smurfit
                      Paperboard,  Inc. (incorporated by reference to Exhibit 10.42 to JSC's quarterly report on Form 10-Q for the quarter ended March 31, 1992).
         10.7         Stock Purchase Agreement, dated as  of January 15, 1986,  between JSC and Times  Mirror
                      (incorporated  by reference  to Exhibit 2  to JSC's  Current Report on  Form 8-K, dated
                      February 21, 1986).
         10.8(a)      Financial Advisory  Services Agreement,  dated September  12, 1989,  among MS&Co.,  the
                      Company   and  SIBV  (incorporated  by  reference   to  Exhibit  10.8(a)  to  JSC/CCA's
                      Registration Statement on Form S-1 (File No. 33-31212)).
         10.8(b)      Financial Advisory Services Agreement  Amendment, dated as of  October 19, 1989,  among
                      MS&Co., the Company and SIBV (incorporated by reference to Exhibit 10.8(b) to JSC/CCA's
                      Registration Statement on Form S-1 (File No. 33-31212)).
         10.9         Deferred  Compensation  Agreement, dated  January  1, 1979,  between  JSC and  James B.
                      Malloy, as  amended and  effective  November 10,  1983  (incorporated by  reference  to
                      Exhibit 10(m) to JSC's Registration Statement on Form S-1 (File No. 2-86554)).
         10.10(a)     JSC  Deferred  Compensation  Capital  Enhancement Plan  (incorporated  by  reference to
                      Exhibit 10(r) to JSC's quarterly  report on Form 10-Q  for the quarter ended  September
                      30, 1985).

        EXHIBIT
          NO.                                               DESCRIPTION                                         PAGE
    ----------------  ---------------------------------------------------------------------------------------   ----
         10.10(b)     Amendment  No. 1 to the Deferred Compensation Capital Enhancement Plan (incorporated by reference to Exhibit 10.37 to JSC/CCA's Annual Report on Form 10-K for the fiscal  year ended December 31, 1989).
         10.11        Letter  Agreement,  dated  November  24,  1982, between  C.  Larry  Bradford  and Alton
                      Packaging Corporation,  as amended  and effective  November 10,  1983 (incorporated  by reference  to  Exhibit 10(g)  to JSC's  Registration  Statement on  Form S-1  (File No.
                      2-86554)).
         10.12        Form of  Agreement  for  Indemnification of  Directors  and  Officers of  JSC  and  CCA
                      (incorporated by reference to Exhibit 10(v) to JSC's Annual Report on Form 10-K for the
                      fiscal year ended December 31, 1986).
         10.13(a)     JSC  Deferred  Director's  Fee Plan  (incorporated  by  reference to  Exhibit  10.33 to
                      JSC/CCA's Annual Report on Form 10-K for the fiscal year ended December 31, 1989).
         10.13(b)     Amendment No.  1 to  JSC Deferred  Director's Fee  Plan (incorporated  by reference  to
                      Exhibit  10.34  to JSC/CCA's  Annual  Report on  Form 10-K  for  the fiscal  year ended
                      December 31, 1989).
         10.14        Jefferson Smurfit Corporation Management Incentive Plan 1994 (incorporated by reference to Exhibit 10.14 to Holdings' Registration Statement on Form S-1 (File No. 33-75520)).
         10.15*       Jefferson Smurfit Corporation (U.S.) 1994 Long-Term Incentive Plan.
         10.16        Rights Agreement, dated as of April 30,  1992, among CCA, Smurfit Paperboard, Inc.  and
                      Bankers  Trust Company,  as collateral  trustee (incorporated  by reference  to Exhibit
                      10.43 to JSC's quarterly report on Form 10-Q for the quarter ended March 31, 1992).
         10.17        1992 SIBV/MS Holdings,  Inc. Stock Option  Plan (incorporated by  reference to  Exhibit
                      10.48 to JSC's quarterly report on Form 10-Q for the quarter ended September 30, 1992).
         10.18*       Commitment  Letter, dated February  10, 1994, among JSC,  CCA, Chemical, Bankers Trust,
                      CSI and BTSC.
         12.1         Calculation of Historical Ratios of Earnings to Fixed Charges.
         23.1*        Consent of Skadden, Arps, Slate, Meagher & Flom (included in Exhibit 5).
         23.2         Consent of Ernst & Young.
         24.1         Powers of Attorney (other than Powers of Attorney previously filed).
         25.1*        Statement on Form T-1 of  the eligibility of          , as  Trustee under the Series  A
                      Senior Note Indenture and the Series B Senior Note Indenture.



     (b) *** Financial Statement Schedules:



        Schedule II:     Amounts  Receivable From  Related Parties  and Underwriters,  Promoters and Employees
                           Other than Related Parties
        Schedule V:      Property, Plant and Equipment
        Schedule VI:     Accumulated Depreciation, Depletion and Amortization of Property, Plant and Equipment
        Schedule VIII:   Valuation and Qualifying Accounts
        Schedule X:      Supplementary Income Statement Information



*   To be filed by amendment.



**  Previously filed.



*** All other schedules specified under Regulation S-X for the Registrant have been omitted because they are either not applicable, not required or because the information required is included in the Financial Statements of the Registrant or notes thereto.